Form 20-F
period 2025-12-31
Yimutian Inc.
filed 2026-05-15
CIK 1991605

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from          to

Commission file number: 001-42760

Yimutian Inc.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

6/F, Building B-6, Block A Zhongguancun
Dongsheng Technology Campus No. 66
Xixiaokou Road
Haidian District, Beijing 100192
The People’s Republic of China
(Address of principal executive offices)

Shijie Chen, Chief Financial Officer
6/F, Building B-6, Block A Zhongguancun
Dongsheng Technology Campus No. 66
Xixiaokou Road
Haidian District, Beijing 100192
The People’s Republic of China
E-mail: ir@ymt360.com
Telephone: +86 (10) 5708-6561
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
American depositary shares, each representing twenty-five (25) Class A ordinary shares	YMT	The Nasdaq Stock Market LLC
Class A ordinary share, par value US$0.00001 per share*		The Nasdaq Stock Market LLC

*	Not for trading, but only in connection with the listing on The Nasdaq Global Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2025, there were 2,859,426,766 ordinary shares outstanding, par value US$0.00001 per share, being the sum of 2,516,653,606 Class A ordinary shares, par value US$0.00001 per share and 342,773,160 Class B ordinary shares, par value US$0.00001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report on Form 20-F to:

●	“ADSs” are to the American depositary shares, each representing 25 Class A ordinary shares;

●	“Apps” with respect to the online applications we offer, are to Yimutian App and Douniu App, unless the context indicates otherwise;

●	“buyers” in a given year or as of a given date are to users who have logged in on our platform to access market information and seller information, and engage in potential transaction negotiations with sellers prior to the end of that year or that date, excluding users that have posted product listings on our platform prior to the end of that year or that date;

●	“CAC” is to the Cyberspace Administration of China;

●	“CAGR” are to compound annual growth rate;

●	“Class A ordinary shares” are to our Class A ordinary shares with a par value of US$0.00001 per share;

●	“Class B ordinary shares” are to our Class B ordinary shares with a par value of US$0.00001 per share;

●	“CSRC” is to the China Securities Regulatory Commission;

●	“merchants” are to sellers and buyers of agricultural products, unless the context indicates otherwise; we sometimes refer to merchants as our users;

●	“ordinary shares” are to our ordinary shares, par value US$0.00001 per share;

●	“RMB” or “Renminbi” are to the legal currency of mainland China;

●	“sellers” in a given year are to users who have logged in on our platform during that year and posted product listings on our platform prior to the end of that year; “sellers” as of a given date are to users who have posted product listings on our platform prior to that date;

●	“US$,” “dollars,” or “U.S. dollars” are to the legal currency of the United States;

●	“U.S. GAAP” are to accounting principles generally accepted in the United States of America;

●	“VIEs” are to Beijing Douniu Network Technology Co., Ltd., or Beijing Douniu, and Beijing Yimutian Xinnong Network Co., Ltd., or Yimutian Xinnong;

●	“WFOE,” “wholly foreign owned entity,” or “Beijing Yimutian” are to Beijing Yimutian Network Technology Co., Ltd.; and

●	“Yimutian,” “we,” “us,” “our company,” “the Company,” “or “our” are to Yimutian Inc. and its subsidiaries, and, in the context of describing our operations and consolidated financial information, also includes the VIEs in mainland China.

Our reporting currency is Renminbi. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.9931 to US$1.0000, the exchange rate in effect as of December 31, 2025 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

ii

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. All statements other than statements of current or historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases, such as “may,” “will,” “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “is/are likely to,” “potential” and “continue,” among others. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	general economic, political, demographic and business conditions in China and globally;

●	our mission, goals and strategies;

●	our future business development, financial condition and results of operations;

●	the demand for and market acceptance of our services;

●	competition in the industries in which we operate;

●	the availability of qualified personnel and the ability to retain such personnel;

●	changes in government policies and regulation;

●	other factors that may affect our financial condition, liquidity and results of operations; and

●	other risk factors discussed under “Item 3. Key Information—D. Risk Factors.”

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview,” “Item 5. Operating and Financial Review and Prospects,” and other sections in this annual report. You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to this annual report, completely and with the understanding that our actual future results may be materially different from what we expect.

iii

Part I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the VIEs

Yimutian Inc. is not an operating company but a Cayman Islands holding company. Laws, regulations, and rules of mainland China restrict and impose conditions on direct foreign investment in certain types of business, including value-added telecommunication business. Accordingly, we conduct operations in mainland China primarily through the consolidated variable interest entities, Beijing Douniu Network Technology Co., Ltd. and Beijing Yimutian Xinnong Network Co., Ltd., or the VIEs, with which we have maintained contractual arrangements and to a lesser extent, through our subsidiaries in mainland China, Beijing Yimutian Network Technology Co., Ltd. The VIEs are consolidated for accounting purpose, and Yimutian Inc. does not own any equity interest in the VIEs. These contractual arrangements entered into with the VIEs allow us to receive substantially all of the economic benefits of the VIEs, and have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by laws of mainland China. These contractual arrangements include exclusive business cooperation agreement, exclusive option agreement, equity pledge agreement and powers of attorney. For a summary of such contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements and the VIEs.” As a result of the contractual arrangements, we are regarded as the primary beneficiary of the VIEs for accounting purpose. We treat them as our consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP, to the extent the conditions for consolidation of the VIEs under U.S. GAAP are satisfied. As of December 31, 2023, 2024 and 2025, total assets of the VIEs, excluding amounts due from Yimutian Inc. and its other subsidiaries, represented 15.9%, 13.6% and 9.2% of our consolidated total assets as of the same dates, respectively. In 2023, 2024 and 2025, total revenues of the VIEs and their subsidiaries represented 99.8%, 99.3% and 99.8% of our consolidated total revenues in the same periods, respectively.

Even though these contractual arrangements allow us to be considered the primary beneficiary of the VIEs for accounting purpose, which results in the consolidation of the VIEs’ operating results in our financial statements under U.S. GAAP, such control may be less effective than equity ownership, and we could face heightened risks and costs in enforcing these contractual arrangements, because there are substantial uncertainties regarding the interpretation and application of current and future laws, regulations, and rules of mainland China relating to the legality and enforceability of these contractual arrangements. For the risks related to the nominee shareholders of the VIEs, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Yimutian Inc. is a Cayman Islands holding company with no operations of its own and we currently conduct our operations in mainland China through our subsidiaries and the VIEs. Investors in our ADSs should note that they are purchasing equity interests in a Cayman Islands holding company rather than equity interests in the VIEs in mainland China. Given that there are uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in mainland China, including potential future actions by the mainland China government, if the mainland China government deems that our contractual arrangements with the VIEs do not comply with the laws of mainland China, or if regulations or interpretation of the existing regulations change in the future, we could be subject to penalties or be forced to relinquish our interests in the VIEs” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure — Any failure by any of the VIEs or their shareholders to perform their respective obligations under our contractual arrangements with them would have a material and adverse effect on our business.”

Our corporate structure involves unique risks to investors in the ADSs. Investors in our ADSs thus are not purchasing equity interest in the VIEs in mainland China but instead are purchasing equity interest in a Cayman Islands holding company. Investors may never directly hold equity interest in the VIEs. Our contractual arrangements with the VIEs and their respective shareholders have not been tested in a court of law in mainland China. If the mainland China government deems that our contractual arrangements with the VIEs do not comply with the laws of mainland China, or if these laws, or the interpretation of existing laws, change in the future, we could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. We and our investors face substantial uncertainty that could affect the legality and enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect our ability to consolidate the financial results of the VIEs and the financial performance of our company as a whole. Our ADSs may decline in value or become worthless, if we are unable to claim our contractual control rights over the assets of the VIEs that conduct certain portion of our operations in mainland China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” for detailed discussion.

Risks and Uncertainties Relating to Doing Business in China

We and the VIEs face various legal and operational risks and uncertainties related to being based in and have all of the operations in mainland China. The mainland China government has significant oversight and discretion over the conduct of our and the VIEs’ business and may influence our and the VIEs’ operations as the government deems appropriate to further regulatory, political and societal goals. For example, we face risks associated with oversight on cybersecurity and data privacy, regulatory approvals of offshore offerings and anti-monopoly regulatory actions. In particular, the mainland China government has recently published new policies that significantly affected certain industries such as the internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our and the VIEs’ business, financial condition and results of operations. Furthermore, the mainland China government has recently promulgated certain measures to supervise the overseas securities offerings, exerting more oversight and control over securities offerings and other capital markets activities and foreign investment in companies based in mainland China. Any failure to comply with such new measures over overseas securities offering could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—We are subject to evolving laws and regulations of mainland China that could require us to modify our current business practices and incur increased costs, and the mainland China government’s oversight over our business operations could result in a material adverse change in our operations and the value of our Class A ordinary shares or ADSs.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business through our mainland China subsidiaries and the VIEs in mainland China. Our operations in mainland China are governed by mainland China laws and regulations. As advised by Global Law Office, our PRC counsel, as of the date of this annual report, our mainland China subsidiaries and the VIEs have obtained all material licenses and permits from the mainland China government authorities that are necessary for their business operations in China.

We may be required to obtain additional licenses, permits, filings, or approvals for our business operations in the future. If we or any of the VIEs is found to be in violation of any existing or future laws or regulations of mainland China, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have discretion to take action in dealing with such violations or failures. In addition, if we had inadvertently concluded that such approvals, permits, registrations or filings were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain such approval, permits, registrations or filings in the future, we may be unable to obtain such necessary approvals, permits, registrations or filings in a timely manner, or at all, and such approvals, permits, registrations or filings may be rescinded even if obtained. Any such circumstance may subject us to fines and other regulatory, civil or criminal liabilities, and we may be ordered by the competent government authorities to suspend relevant operations, which will materially and adversely affect our business operation. In addition, there can be no assurance that we or the VIEs will be able to maintain the existing licenses, approvals, registrations, permits and filings necessary to operate current business in mainland China, renew any of these upon expiry in the future, or update the existing licenses or obtain additional licenses, approvals, permits, registrations or filings necessary for our business expansion from time to time. If we or the VIEs fail to do so, our business, financial condition and operational results may be materially and adversely affected. For risks relating to licenses and approvals required for our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business may subject us to administrative penalties or other government sanctions and have a material and adverse effect on our business, financial condition and results of operations.”

Furthermore, we and the VIEs will be required to obtain permissions from or complete the filing procedures with the China Securities Regulatory Commission, or the CSRC, and may be required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, in case of any future issuance of securities to foreign investors. Any failure to obtain or delay in obtaining such approval or completing such procedures would subject us to sanctions by the CSRC, CAC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We are subject to evolving laws and regulations of mainland China that could require us to modify our current business practices and incur increased costs, and the mainland China government’s oversight over our business operations could result in a material adverse change in our operations and the value of our Class A ordinary shares or ADSs” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of and/or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under the laws of mainland China, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

The Holding Foreign Companies Accountable Act

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The independent registered public accounting firm that we use, Assentsure PAC, is headquartered in Singapore. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, which amended the HFCAA (i) to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not have complete access to inspect or investigate a company’s auditors. As it was originally enacted, the HFCAA applied only if the PCAOB’s inability to inspect or investigate because of a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023, the HFCAA now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in foreign jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in to the jurisdiction where the accounting firm that we use to issue an audit report on our financial statements filed with the Securities and Exchange Commission is headquartered, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China and Hong Kong. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash Flows Through Our Organization

Yimutian Inc. and the WFOE are not able to make direct capital contributions to the VIEs. However, under the laws and regulations of mainland China, they are permitted to remit funds to the VIEs through loans or by making payment to the VIEs for intragroup transactions. In 2023, 2024 and 2025, the WFOE made payments to the VIEs for intragroup transactions in the amounts of RMB30.0 million, RMB6.9 million and RMB22.8 million (US$3.3 million), respectively. As of December 31, 2023, 2024 and 2025, the outstanding balance of intragroup transactions from the WFOE to the VIEs was RMB68.9 million, RMB75.8 million and RMB98.6 million (US$14.1 million), respectively.

The VIEs may transfer cash to the WFOE by paying service fees according to the exclusive business cooperation agreement. In 2023, 2024 and 2025, the VIEs transferred RMB28.3 million, RMB28.3 million and RMB28.3 million (US$4.0 million), respectively, to our WFOE as service fees under the exclusive business cooperation agreement. We plan to continue to determine the amount of service fees and payment method with the VIEs and their shareholders based on the working capital needs of the VIEs, and settle fees under the contractual arrangements accordingly in the future.

In 2023, 2024 and 2025, no assets other than cash flows discussed above were transferred through our organization.

Under laws and regulations of mainland China, we are subject to restrictions on foreign exchange and cross-border cash transfers, including to the Cayman Island holding company and U.S. investors. Our ability to distribute earnings to the Cayman Island holding company and U.S. investors is also limited. We are a Cayman Islands holding company and rely on dividends and other distributions on equity from our mainland China subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur outside of mainland China. Current mainland China regulations permit our mainland China subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our mainland China subsidiaries are required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. Additionally, if our mainland China subsidiaries incur debt on its own behalf in the future, the instruments governing its debt may restrict its ability to pay dividends or make other distributions to us. In addition, the revenues and assets of our mainland China subsidiaries are generally denominated in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our mainland China subsidiaries to pay dividends to us. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries in mainland China to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Mainland China regulations of loans to and direct investment in domestic entities by offshore holding companies and governmental regulations of currency conversion may restrict or delay us from using the proceeds of our initial public offering or other offshore financing activities to make loans or additional capital contributions to our subsidiaries in mainland China, which could adversely affect our liquidity and our ability to fund and expand our business.”

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash among our Cayman Islands holding company and our subsidiaries is subject to internal approval. To effect a cash transfer, a number of steps are needed, including but not limited to the issuance of payment receipt, logging into the online banking system and completing its verification process, inspection of the invoice, and payment execution. A single employee is not permitted to complete each and every stage of a cash transfer, but rather only portions of the whole procedure. Only the finance department is authorized to make cash transfers. Within the finance department, the roles of payment approval, payment execution, record keeping, and auditing are segregated to minimize risk.

We have not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our Class A ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within mainland China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay dividends in the future.

Tax calculation(1)
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%(3)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.

(2)	Under the terms of VIE agreements, our WFOE may charge the VIEs for services provided to VIEs. These service fees shall be recognized as expenses of the VIEs, with a corresponding amount as service income by our WFOE and eliminate in consolidation. For income tax purposes, our WFOE and VIEs file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the VIEs and as income by our WFOE and are tax neutral.

(3)	Certain of our subsidiaries and VIEs qualify for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(4)	The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with mainland China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

Financial Information Related to The VIEs

The following tables present the condensed consolidating schedule of financial position for Yimutian Inc., WFOE, other subsidiaries, and VIEs and VIEs’ subsidiaries, and eliminating adjustments separately for the years / as of the dates presented.

Selected Condensed Consolidating Statements of Comprehensive Loss

	For the Year Ended December 31, 2025
	Yimutian Inc.	WFOE	Other Subsidiaries	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Revenues	—	28,302	337	140,318	(28,302)	140,655
Cost of revenues	—	(2,851)	(132)	(18,621)	—	(21,604)
Gross profit	—	25,451	205	121,697	(28,302)	119,051
Selling and marketing expenses, general and administrative expenses and research and development expenses	(23,387)	(29,761)	(3,840)	(137,133)	28,302	(165,819)
Other (income)/expenses, net	(29)	3,194	2	1,821	—	4,988
Interest income	6	1	—	2	—	9
Interest expense	(592)	—	(272)	(224)	—	(1,088)
Loss before income taxes and share of loss of equity method investment	(24,002)	(1,115)	(3,905)	(13,837)	—	(42,859)
Income tax expense	—	—	—	—	—	—
Net loss	(24,002)	(1,115)	(3,905)	(13,837)	—	(42,859)
Net loss attributable to non-controlling interests	—	—	733	—	—	733
Net loss attributable to Yimutian Inc	(24,002)	(1,115)	(3,172)	(13,837)	—	(42,126)

	For the Year Ended December 31, 2024
	Yimutian Inc.	WFOE	Other Subsidiaries	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Revenues	—	28,350	1,097	160,176	(28,302)	161,321
Cost of revenues	—	(2,826)	(59)	(27,688)	—	(30,573)
Gross profit	—	25,524	1,038	132,488	(28,302)	130,748
Selling and marketing expenses, general and administrative expenses and research and development expenses	(29)	(33,194)	(8,578)	(151,494)	28,302	(164,993)
Other income, net	(14)	66	151	15	—	218
Interest income	3	1	1	7	—	12
Interest expense	—	—	(481)	(483)	—	(964)
Loss before income taxes and share of loss of equity method investment	(40)	(7,603)	(7,869)	(19,467)	—	(34,979)
Income tax expense	—	—	—	—	—	—
Share of income/(loss) of an equity method investment	—	—	1,703	(1,665)	—	38
Net loss	(40)	(7,603)	(6,166)	(21,132)	—	(34,941)
Net loss attributable to non-controlling interests	—	—	31	10	—	41
Net loss attributable to Yimutian Inc	(40)	(7,603)	(6,135)	(21,122)	—	(34,900)

	For the Year Ended December 31, 2023
	Yimutian Inc.	WFOE	Other Subsidiaries	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Revenues	—	28,302	441	187,082	(28,302)	187,523
Cost of revenues	—	(5,008)	(246)	(43,994)	—	(49,248)
Gross profit	—	23,294	195	143,088	(28,302)	138,275
Selling and marketing expenses, general and administrative expenses and research and development expenses	(9,756)	(46,227)	(7,154)	(203,977)	28,302	(238,812)
Other income, net	—	292	7	524	—	823
Interest income	4	2	—	17	—	23
Interest expense	—	—	(64)	(147)	—	(211)
Change in fair value of financial liabilities	(3,728)	—	—	—	—	(3,728)
Loss from derecognition of financial liabilities	(1,953)	—	—	—	—	(1,953)
Loss before income taxes and share of loss of equity method investment	(15,433)	(22,639)	(7,016)	(60,495)	—	(105,583)
Income tax expense	—	—	—	—	—	—
Share of loss of an equity method investment	—	—	—	(38)	—	(38)
Net loss	(15,433)	(22,639)	(7,016)	(60,533)	—	(105,621)
Net loss attributable to non-controlling interests	—	—	3	8	—	11
Net loss attributable to Yimutian Inc	(15,433)	(22,639)	(7,013)	(60,525)	—	(105,610)

Selected Condensed Consolidating Balance Sheets Information

	As of December 31, 2025
	Yimutian Inc.	WFOE	Other Subsidiaries	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
ASSETS
Current assets
Cash	106,297	134	1,831	1,224	—	109,486
Accounts receivable, net	—	—	—	945	—	945
Amounts due from related parties	3,357	—	—	—	—	3,357
Due from shareholders	256,794	—	—	—	(256,794)	—
Intercompany receivable from Yimutian Inc.	—	—	—	5,394	(5,394)	—
Intercompany receivable from WFOE	30,300	—	—	11,527	(41,827)	—
Intercompany receivable from other subsidiaries(3)	—	14,414	—	—	(14,414)	—
Intercompany receivable from VIEs and VIEs subsidiaries(4)	—	98,644	28,196	—	(126,840)	—
Prepayments and other current assets	6,827	344	7,170	23,685	—	38,026
Inventory	—	—	—	2,301	—	2,301
Total current assets	403,575	113,536	37,197	45,076	(445,269)	154,115
Property and equipment, net.	—	1	505	276	—	782
Operating lease right-of-use assets	—	516	1,041	2,078	—	3,635
Investments in subsidiaries	463,555	1,800	450,012	—	(915,367)	—
Other non-current assets	—	298	121	2,150	—	2,569
Total non-current assets	463,555	2,615	451,679	4,504	(915,367)	6,986
Total assets	867,130	116,151	488,876	49,580	(1,360,636)	161,101
LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT)
Current liabilities
Accounts payable	—	40	186	4,988	—	5,214
Contract liabilities, current	—	—		75,718	—	75,718
Bank loans	—	—	7,000	10,375	—	17,375
Convertible notes payable	18,449	—	—	—	—	18,449
Financial liabilities	24,949	—	—	—	—	24,949
Shareholder loans, at amortized cost	1,053	232,715	—	35,000	(202,364)	66,404
Amounts due to related parties	3,511	—	—	—	—	3,511
Intercompany payable to Yimutian Inc.	—	28,625	—	50,884	(79,509)	—
Intercompany payable to WFOE(6)	—	—	14,414	98,644	(113,058)	—
Intercompany payable to other subsidiaries(7)	—	—		28,196	(28,196)	—
Intercompany payable to VIEs and VIEs subsidiaries(8)	5,394	—	11,527	—	(16,921)	—
Accrued expenses and other current liabilities	24,390	25,284	860	45,379	—	95,913
Operating lease liabilities, current	—	342	563	1,414	—	2,319
Total current liabilities	77,746	287,006	34,550	350,598	(440,048)	309,852
Contract liabilities, non-current	—	—	—	13,104	—	13,104
Operating lease liabilities, non-current	—	—	364	—	—	364
Total non-current liabilities	—	—	364	13,104	—	13,468
Total liabilities	77,746	287,006	34,914	363,702	(440,048)	323,320
Total Yimutian Inc. shareholders’ equity/(deficit)	789,384	(170,855)	454,724	(314,122)	(950,559)	(191,428)
Non-controlling interests	—	—	(762)	—	29,971	29,209
Total shareholders’ equity/(deficit)	789,384	(170,855)	453,962	(314,122)	(920,588)	(162,219)
Total liabilities and shareholders’ equity	867,130	116,151	488,876	49,580	(1,360,636)	161,101

	As of December 31, 2024
	Yimutian Inc.	WFOE	Other Subsidiaries	VIEs and VIEs’ Subsidiaries		Eliminating adjustments	Consolidated totals
	(RMB in thousands)
ASSETS
Current assets
Cash	129	111	995	1,537		—	2,772
Accounts receivable, net	—	—	3	730		—	733
Amounts due from related parties	3,436	—	—	—		—	3,436
Intercompany receivable from Yimutian Inc.	—	—	—	5,394	(1)	(5,394)	—
Intercompany receivable from WFOE	31,014 (2)	—	—	—		(31,014)	—
Intercompany receivable from other subsidiaries(3)	—	12,386	—	10,898		(23,284)	—
Intercompany receivable from VIEs and VIEs subsidiaries(4)	—	75,840	28,900	—		(104,740)	—
Prepayments and other current assets	10,960	507	5,383	23,190		—	40,040
Inventory	—	—	210	27		—	237
Total current assets	45,539	88,844	35,491	41,776		(164,432)	47,218
Property and equipment, net.	—	4	35	1,021		—	1,060
Operating lease right-of-use assets	—	1,394	1,745	6,450		—	9,589
Investments in subsidiaries	455,976	1,800	443,946	—		(901,722)	—
Other non-current assets	—	298	76	2,782		—	3,156
Total non-current assets	455,976	3,496	445,802	10,253		(901,722)	13,805
Total assets	501,515	92,340	481,293	52,029		(1,066,154)	61,023
LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities
Accounts payable	—	98	223	4,077		—	4,398
Contract liabilities, current	—	—	114	87,989		—	88,103
Bank loans	—	—	5,000	5,000		—	10,000
Financial liabilities	20,990	—	—	—		—	20,990
Shareholder loans, at amortized cost	1,078	212,565	—	35,000		—	248,643
Amounts due to related parties	3,594	9,485	—	—		—	13,079
Intercompany payable to Yimutian Inc.	—	28,625 (2)	—	50,884	(5)	(79,509)	—
Intercompany payable to WFOE(6)	—	—	12,386	75,840		(88,226)	—
Intercompany payable to other subsidiaries(7)	—	—	—	28,900		(28,900)	—
Intercompany payable to VIEs and VIEs subsidiaries(8)	5,394	—	10,898	—		(16,292)	—
Accrued expenses and other current liabilities	15,531	26,480	1,041	46,172		—	89,224
Operating lease liabilities, current	—	718	629	3,614		—	4,961
Total current liabilities	46,587	277,971	30,291	337,476		(212,927)	479,398
Contract liabilities, non-current	—	—	—	12,223		—	12,223
Operating lease liabilities, non-current	—	594	990	2,458		—	4,042
Total non-current liabilities	—	594	990	14,681		—	16,265
Total liabilities	46,587	278,565	31,281	352,157		(212,927)	495,663
Total mezzanine equity	1,303,041	—	—	—		—	1,303,041
Intercompany receivable from VIEs and VIEs’ Subsidiaries for preferred shares(9)	54,429	—	—	—		(54,429)	—
Total shareholders’ Deficit (equity) attributable to ordinary shareholders	(902,542)	(186,225)	450,043	(300,400)		(828,770)	(1,767,894)
Non-controlling interests	—	—	(31)	272		29,972	30,213
Total shareholders’ Deficit (equity)	(902,542)	(186,225)	450,012	(300,128)		(798,798)	(1,737,681)
Total liabilities, mezzanine equity and shareholders’ equity	501,515	92,340	481,293	52,029		(1,066,154)	61,023

	As of December 31, 2023
	Yimutian Inc.	WFOE	Other Subsidiaries	VIEs and VIEs’ Subsidiaries		Eliminating adjustments	Consolidated totals
	(RMB in thousands)
ASSETS
Current assets
Cash	496	55	47	3,231		—	3,829
Accounts receivable, net	—	—	—	139		—	139
Amounts due from related parties	3,386	7,925	—	—		—	11,311
Intercompany receivable from Yimutian Inc.	—	—	—	5,394	(1)	(5,394)	—
Intercompany receivable from WFOE	30,558 (2)	—	—	—		(30,558)	—
Intercompany receivable from other subsidiaries(3)	—	5,243		9,455		(14,698)	—
Intercompany receivable from VIEs and VIEs subsidiaries(4)	—	68,893	1,275	—		(70,168)	—
Prepayments and other current assets	10,798	475	4,731	22,411		—	38,415
Total current assets	45,238	82,591	6,053	40,630		(120,818)	53,694
Property and equipment, net	—	7	41	2,099		—	2,147
Operating lease right-of-use assets	—	2,445	363	12,581		—	15,389
Investments in subsidiaries	447,947	1,800	436,143	—		(885,890)	—
Investments in equity investees	—	—	—	1,122		—	1,122
Other non-current assets	—	298	76	2,833		—	3,207
Total non-current assets	447,947	4,550	436,623	18,635		(885,890)	21,865
Total assets	493,185	87,141	442,676	59,265		(1,006,708)	75,559
LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities
Accounts payable	—	25	—	3,241		—	3,266
Contract liabilities, current	—	—	168	98,125		—	98,293
Bank loans	—	—	4,330	—		—	4,330
Financial liabilities	20,681	—	—	—		—	20,681
Shareholder loans, at amortized cost	1,062	185,775	—	41,874		—	228,711
Amounts due to related parties	3,541	17,985	—	—		—	21,526
Intercompany payable to Yimutian Inc.	—	28,625 (2)	—	50,884	(5)	(79,509)	—
Intercompany payable to WFOE(6)	—	—	5,243	68,893		(74,136)	—
Intercompany payable to other subsidiaries(7)	—	—	—	1,275		(1,275)	—
Intercompany payable to VIEs and VIEs subsidiaries(8)	5,394	—	9,455	—		(14,849)	—
Accrued expenses and other current liabilities	15,224	32,250	1,833	50,906		—	100,213
Operating lease liabilities, current	—	833	221	6,870		—	7,924
Total current liabilities	45,902	265,493	21,250	322,068		(169,769)	484,944
Contract liabilities, non-current	—	—	—	14,030		—	14,030
Operating lease liabilities, non-current	—	1,545	133	5,169		—	6,847
Total non-current liabilities	—	1,545	133	19,199		—	20,877
Total liabilities	45,902	267,038	21,383	341,267		(169,769)	505,821
Total mezzanine equity	1,213,769	—	—	—		—	1,213,769
Intercompany receivable from VIEs and VIEs’ Subsidiaries for preferred shares(9)	54,429	—	—	—		(54,429)	—
Total shareholders’ Deficit (equity) attributable to ordinary shareholders	(820,915)	(179,897)	421,321	(282,284)		(782,510)	(1,644,285)
Non-controlling interests	—	—	(28)	282		—	254
Total shareholders’ Deficit (equity)	(820,915)	(179,897)	421,293	(282,002)		(782,510)	(1,644,031)
Total liabilities, mezzanine equity and shareholders’ equity	493,185	87,141	442,676	59,265		(1,006,708)	75,559

Notes:

(1)	Represents the audit fees billed by the auditor of Yimutian Inc., which were paid by the VIEs and the VIEs Subsidiaries.
(2)	Represents primarily amounts receivable from WFOE to Yimutian Inc. in connection with convertible loans issued to Dezhou Decai Industrial Innovation Equity Investment Fund (Limited Partnership) (“Dezhou Decai”) in principal amount of RMB19.5 million in 2022 and, to a lesser extent, amounts receivable from WFOE in connection with advances by Yimutian Inc. to WFOE for business operations.

(3)	Represents advances made by WFOE and the VIEs and the VIEs’ subsidiaries to other subsidiaries for business operations.
(4)	Represents advances made by WFOE and other subsidiaries to the VIEs and the VIEs’ subsidiaries for business operations.
(5)	Represents amounts payable to Yimutian Inc. in connection with certain preferred shareholders’, including our founder’s, subscription of Yimutian Inc.’s Series B, C-2 and D preferred shares in 2023. Prior to paying the consideration of the preferred shares to Yimutian Inc., the preferred shareholders, including our founder, made shareholder loans to the VIEs and the VIEs’ subsidiaries in the same amount of the consideration for preferred shares.
(6)	Represents advances made by WFOE to the VIEs and the VIEs subsidiaries and other subsidiaries for business operations.
(7)	Represents advances made by other subsidiaries to the VIEs and the VIEs’ subsidiaries for business operations.
(8)	Represents advances made by the VIEs and the VIEs’ subsidiaries to other subsidiaries and Yimutian Inc. for business operation.

Selected Condensed Consolidating Cash Flows Information

	For the Year Ended December 31, 2025
	Yimutian Inc.	WFOE	Other Subsidiaries	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Cash Flow
Net cash (used in) provided by operating activities	(29,924)	(13,721)	37	(5,571)	—	(49,179)
Net cash used in investing activities	—	—	(733)	(117)	—	(850)
Net cash provided by financing activities	134,555	13,744	1,614	5,375	—	155,288
Effect of foreign currency exchange rate changes on cash and cash equivalents	1,537	—	(82)	—	—	1,455
Net increase (decrease) in cash and cash equivalents	106,168	23	836	(313)	—	106,714
Cash and cash equivalents at the beginning of the year	129	111	995	1,537	—	2,772
Cash and cash equivalents at the end of the year	106,297	134	1,831	1,224	—	109,486

	For the Year Ended December 31, 2024
	Yimutian Inc.	WFOE	Other Subsidiaries	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Cash Flow
Net cash (used in) provided by operating activities	(31,354)	(34,659)	(2,132)	6,706	—	(61,439)
Net cash provided by (used in) investing activities	149	—	(500)	500	—	149
Net cash provided by (used in) financing activities	30,995	34,715	3,558	(8,900)	—	60,368
Effect of foreign currency exchange rate changes on cash and cash equivalents	(157)	—	22	—	—	(135)
Net (decrease) increase in cash and cash equivalents	(367)	56	948	(1,694)	—	(1,057)
Cash and cash equivalents at the beginning of the year	496	55	47	3,231	—	3,829
Cash and cash equivalents at the end of the year	129	111	995	1,537	—	2,772

	For the Year Ended December 31, 2023
	Yimutian Inc.	WFOE	Other Subsidiaries	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Cash Flow
Net cash (used in) provided by operating activities	(4,916)	(135,301)	121,258	1,003	—	(17,956)
Net cash (used in) provided by investing activities	(7,083)	(6)	5,019	(1,160)	—	(3,230)
Net cash provided by (used in) financing activities	12,508	134,545	(126,482)	(2,026)	—	18,545
Effect of foreign currency exchange rate changes on cash and cash equivalents	(202)	—	(13)	—	—	(215)
Net increase (decrease) in cash and cash equivalents	307	(762)	(218)	(2,183)	—	(2,856)
Cash and cash equivalents at the beginning of the year	189	817	265	5,414	—	6,685
Cash and cash equivalents at the end of the year	496	55	47	3,231	—	3,829

A.	[RESERVED]

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

Summary of Risk Factors

An investment in our ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ADSs. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. The operational risks associated with being based in and having operations in mainland China also apply to operations in Hong Kong and Macau.

Risks Related to Our Business and Industry

●	If we are unable to attract or retain agricultural product sellers, our platform will become less appealing to wholesale markets and business buyers, and our business and financial results may be materially and adversely impacted.

●	If we are unable to attract or retain buyers of agricultural products, our platform will become less appealing to agricultural product sellers, and our business and financial results may be materially and adversely impacted.

●	We have incurred net losses since our inception. We cannot guarantee that our monetization strategies will be successful and generate sustainable revenues and realize profitability. If we are unable to achieve and maintain profitability in the future, our business, financial condition and results of operations may be materially and adversely affected.

●	Our operating cash outflow, net current liabilities, and preferred shareholder redemption rights raise substantial doubt about our ability to continue as a going concern.

●	We have limited operating history and our evolving business make it difficult to evaluate our future prospects and the risks and challenges we may encounter, and our historical growth and performance may not be indicative of our future growth and financial results.

●	Our business and results of operations may be materially and adversely affected if inclement weather persists or natural disasters occur. Changes in the availability of quality agricultural products and price fluctuations could also negatively affect our business.

●	Our business depends heavily on the market recognition and reputation of our brands. Any harm to our brands, failure to maintain and enhance our brand recognition or any negative publicity about us, our business, management, business partners or the agricultural B2B industry in general, may materially and adversely affect our business, financial condition and results of operations.

●	Our business and results of operations may be materially and adversely affected if we are unable to maintain satisfactory user experience or high quality customer service.

●	Agricultural product sellers on our platform deliver their products to wholesale markets or business buyers through a variety of third-party logistics service providers. Service interruptions, failures, or constraints of these third parties could severely harm our reputation, business and prospects.

●	We may be subject to complex and evolving laws and regulations regarding cybersecurity, data privacy and data protection. Actual or alleged failure to comply with cybersecurity, data privacy and data protection laws and regulations could damage our reputation, deter current and potential users from using our services and subject us to significant legal, financial and operational consequences.

Risks Related to Our Corporate Structure

●	Yimutian Inc. is a Cayman Islands holding company with no operations of its own. We currently conduct our operations in mainland China through our subsidiaries and the VIEs. If the mainland China government deems that our contractual arrangements with the VIEs do not comply with the laws of mainland China, or if these laws, or the interpretation of existing laws, change in the future, we could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. We and our investors face uncertainty about potential future actions by the mainland China government that could affect the legality and enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect our ability to consolidate the financial results of the VIEs and the financial performance of our company as a whole.

●	Our contractual arrangements may not be as effective in providing operational control as direct ownership and the VIE shareholders may fail to perform their obligations under our contractual arrangements.

Risks Related to Doing Business in Mainland China

●	The legal system in mainland China evolves rapidly, and the interpretations of laws, regulations and rules may change from time to time. The enforcement of laws in mainland China and rules and regulations in mainland China can change quickly with little advance notice. In addition, their interpretations and enforcement involve uncertainties. Similar to situations of many other countries, the mainland China government has oversight over the conduct of our business and may influence or intervene our operations at any time, which could result in a material change in our operations and/or the value of our Class A ordinary shares or ADSs. Furthermore, the mainland China government has recently promulgated certain measures to supervise overseas securities offering of domestic entities, indicating an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and/or foreign investment in mainland China-based companies like us. If we fail to comply with the new measures relating to overseas securities offering of domestic entities, such failure could adversely affect the value of our Class A ordinary shares or the ADSs, or significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—We are subject to evolving laws and regulations of mainland China that could require us to modify our current business practices and incur increased costs, and the mainland China government’s oversight over our business operations could result in a material adverse change in our operations and the value of our Class A ordinary shares or ADSs.”

●	The approval of and/or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under the laws of mainland China, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China and Hong Kong. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Related to the ADSs

●	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

●	If we fail to meet Nasdaq’s minimum bid price or minimum market value of publicly held shares requirements, our ADSs could be subject to delisting, which may significantly reduce the liquidity of our ADSs and cause further declines to the market price of our ADSs.

●	Our dual-class voting structure limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Risks Related to Our Business and Industry

If we are unable to attract or retain agricultural product sellers, our platform will become less appealing to wholesale markets and business buyers, and our business and financial results may be materially and adversely impacted.

We rely upon sellers of agricultural products on our platform, including farmers and food production or processing companies to provide quality agricultural products to wholesale markets and business buyers. The number of sellers on our platform increased from 3.2 million as of December 31, 2023 to 3.5 million as of December 31, 2024 and further increased to 3.7 million as of December 31, 2025. Attracting and retaining new agricultural product sellers to our platform and engaging existing sellers on our platform are essential for our success. The number of agricultural product sellers on our platform or the frequency of their use of our platform could fluctuate and may materially decline as a result of many factors, such as the sellers’ perceived failure to achieve expected results and generate profits, the pricing of our services, and the emergence of competing platforms and alternative channels for sellers to approach buyers, some of which are beyond our control. If we are unable to effectively help the sellers sell their agricultural products to appropriate business buyers or provide quality services they desire, they may switch to other competing platforms. A decrease in the number of sellers on our platform would make it difficult for us to maintain and increase the variety and quantity of products available on our platform and cause a decline in our income. An insufficient number of agricultural product sellers on our platform would also reduce our network activity and it may be increasingly difficult for business buyers to purchase agricultural products in quality and quantity and at price satisfactory to them, which may lead to reduced number of buyers and the perceived utility of our platform. Activity on our platform may also fluctuate due to seasonality. See “—Our business and operating results may experience seasonal fluctuations” for more information. If agricultural product sellers do not establish or maintain active accounts with us, if we fail to provide high-quality services, or if we cannot otherwise attract and retain a sufficient number of agricultural product sellers, our business and results of operations could grow slower than expected or decline significantly.

If we are unable to attract or retain buyers of agricultural products, our platform will become less appealing to agricultural product sellers, and our business and financial results may be materially and adversely impacted.

Our success significantly depends on our ability to maintain or expand our network by attracting and retaining buyers on our platform. The number of buyers on our platform increased from 14.8 million as of December 31, 2023 to 16.3 million as of December 31, 2024, and further increased to 17.4 million as of December 31, 2025. The number of buyers on our platform or the frequency of their use of our platform may fluctuate and could decline as a result of a number of factors, including declining number of agricultural product sellers on our platform, declining variety or decreasing quality of agricultural products available on our platform, dissatisfaction with our brand or reputation, or availability of competing platforms. To make sure our platform is continuously appealing to wholesale market stall operators and business buyers, we leverage our decade-long experience in the agriculture industry, our technology capabilities and extensive amount of data gathered to enable agricultural product sellers on our platform to supply a vast variety of quality agricultural products that meet varied needs of wholesale market stall operators and different types of business buyers across different geographical locations. In 2023, 2024 and 2025, over 42% of new buyers on our platform were acquired through word-of-mouth marketing thanks to our trusted brand. However, buyer demand and preferences evolve over time, and our ability to remain competitive, grow our business and maintain our market position depends on our ability to continually respond to or anticipate changes in the market conditions and buyer demand and preferences. We may not be able to respond to or anticipate such changes in a timely manner, and inability to adapt to these changes may result in a failure to attract new buyers or retain existing buyers. In addition, we cannot guarantee that our buyers acquisition efforts would always be achieved at low costs, or at all. Any reduction in the number or availability of buyers on our platform would likely lead to a reduction in platform usage by agricultural product sellers, which in turn would make our platform less attractive to wholesale market stall operators and business buyers, and thus reduce the value of our network and harm our business prospects and future results of operations.

We have incurred net losses since our inception. We cannot guarantee that our monetization strategies will be successful and generate sustainable revenues and realize profitability. If we are unable to achieve and maintain profitability in the future, our business, financial condition and results of operations may be materially and adversely affected.

We incurred net losses of RMB105.6 million in 2023, RMB34.9 million in 2024 and RMB42.9 million (US$6.1 million) in 2025. We mainly rely on charging membership fees for services rendered to merchants on our platform as well as transaction service fees for transactions facilitated through our platform. We cannot assure you that our monetization efforts will be successful and generate sustainable revenue sources and realize profitability. Our membership base, transaction volume, number of paying merchants and paying merchants’ spending on our platform may decline if merchants find that our services not appealing to them anymore. Due to limited track record of our new monetization efforts, we also cannot assure you that these efforts will yield expected results. As a result, we may not be able to achieve or maintain profitability in the future. In addition, our expenses will likely increase in the future as we develop and launch new offerings and technologies, expand in existing and new markets, and continue to invest in our platform. These efforts may be more costly than we expect and may not result in increased revenues or growth in our business as anticipated. Furthermore, after we become a public company, we may incur additional compliance, accounting, and other expenses that we did not incur as a private company. Any failure to increase our revenues sufficiently to keep pace with our investments and other expenses could prevent us from achieving profitability or positive operating cash flow on a consistent basis. If we are unable to successfully address these risks and challenges as we encounter them, our business, financial condition and results of operations could be adversely affected.

Our operating cash outflow, net current liabilities, and preferred shareholder redemption rights raise substantial doubt about our ability to continue as a going concern.

We had net cash used in operating activities of RMB18.0 million in 2023, RMB61.4 million in 2024 and RMB45.5 million (US$6.5 million) in 2025.  If we are unable to generate sufficient cash from operating activities in the future, our business, results of operations and liquidity may be adversely affected. We also had net current liabilities (current liabilities less current assets) of RMB227.8 million as of December 31, 2023, RMB229.7 million as of December 31, 2024 and RMB151.5 million (US$21.7 million) as of December  31, 2025.  We may continue to have net current liabilities in the future as our business expands, in which case we may face a shortfall of working capital. We will require additional liquidity to continue our operations over the next 12 months. We are evaluating strategies to obtain the required additional funding for future operations. These strategies may include, but are not limited to, obtaining equity financing, issuing debt or entering into other financing arrangements, obtaining agreements with the existing investors to extend the due dates for outstanding debt, although there is no assurance that we will be successful in obtaining such additional financing on terms acceptable to us, if at all. In addition, we plan to diversify revenue streams and implement cost saving measures to grow revenues and decrease expenses. However, the feasibility of such plan is contingent upon many factors out of our control, and is highly uncertain and difficult to predict, and we may be unable to successfully execute such plan. As such, we cannot assure you that additional liquidity will be available in amounts or on terms acceptable to us when needed, if at all, and that we will be able to secure sufficient capital on commercially acceptable terms to fund our working capital requirements and planned capital expenditures. These factors give rise to substantial doubt over our ability to continue as a going concern. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” The accompanying consolidated financial statements do not include any adjustments that might result if we are unable to continue as a going concern and, therefore, be required to realize our assets and discharge our liabilities other than in the normal course of business which could cause investors to suffer the loss of all or a substantial portion of their investment. If we were not able to continue as a going concern, or if there were continued doubt about our ability to do so, this may further exacerbate our pressure to obtain additional financing.

We have limited operating history and our evolving business makes it difficult to evaluate our future prospects and the risks and challenges we may encounter, and our historical growth and performance may not be indicative of our future growth and financial results.

We have a limited operating history. We started to operate our agricultural e-commerce business in 2015 and commenced offering sales-assistance services in 2019. Our business continues to evolve. We from time to time introduce new platform features, offerings and services. Our limited operating history, particularly with respect to monetization, and evolving business nature make it difficult to evaluate our future prospects and the risks and challenges we may encounter. These risks and challenges include our ability to:

●	forecast our revenues and budget for and manage our expenses;

●	attract new merchants and retain existing merchants in a cost-effective manner;

●	comply with existing and new laws and regulations applicable to our business;

●	anticipate and respond to macroeconomic changes and changes in the markets in which we operate;

●	maintain and enhance the value of our reputation and brand;

●	effectively compete with other market players;

●	effectively manage our growth;

●	successfully expand our geographic reach and overcome challenges particular to new geographical markets;

●	hire, integrate and retain talented people at all levels of our organization; and

●	successfully develop new platform features, offerings and services to enhance the experience of our platform participants.

Although we have experienced growth historically, we may not be able to continue our growth. You should not consider our historical growth as indicative of our future financial performance. If we fail to address the risks and difficulties that we face, our business, financial condition and results of operations could be adversely affected. Further, because we have limited historical financial data and operate in a rapidly evolving market, any predictions about our future revenues and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market. We have encountered in the past, and will continue to encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations and our business, financial condition and results of operations could be adversely affected.

Our business and results of operations may be materially and adversely affected if inclement weather persists or natural disasters occur. Changes in the availability of quality agricultural products and price fluctuations could also negatively affect our business.

The large number of agricultural products sold with the help of our platform are mainly produced in various locations in mainland China. Agricultural production in general, including our smart farming business, is highly susceptible to inclement weather and natural disasters. For example, in July 2021, Henan Province of China experienced persistent heavy rains, which led to a temporary closure of our business operations in Zhengzhou, capital of Henan Province, and negatively affected certain of our platform participants located in Henan Province. If inclement weather persists or natural disasters or other catastrophic events occur, the supply of agricultural products would be constrained and the quality and variety of the products would likely decline, and the prices of agricultural products may also fluctuate significantly, in which case it may become difficult for our platform participants to complete transactions at satisfactory prices. Since we generate revenue from charging service fees and commissions from transactions completed on our platform, among others, the decreased transaction activity and fluctuation in prices of agricultural products could materially and adversely affect our business and results of operations. In addition, as we start to further grow our business throughout the agricultural product supply chain, we could be even more susceptible to such risks. Inclement weather and natural disasters could cause severe damage to crop we planted together with local partners, which could lead to losses of our investments and thus result in material adverse impacts on our business, results of operations and financial condition. Apart from inclement weather and natural disasters, outbreaks of diseases such as swine flu and hog cholera could also led to significant fluctuations in prices of agricultural products, and thus negatively affect our business and results of operations.

Even if there is no inclement weather or natural disaster, due to the varying sources of supply for agricultural products sold on our platform, there is no guarantee the quality of such agricultural products will be continuingly consistent and the availability of quality agricultural products may be limited. While we have spent efforts to standardize certain products based on buyers’ needs, but we still, to a large extent, rely on sellers to supply high-quality agricultural products that meet buyers’ demands. Failure to maintain availability of high-quality products on our platform may impair buyer confidence and the attractiveness of our platform, which in turn would adversely affect our business, results of operations and financial condition.

Our business depends heavily on the market recognition and reputation of our brands. Any harm to our brands, failure to maintain and enhance our brand recognition or any negative publicity about us, our business, management, business partners or the agricultural B2B industry in general, may materially and adversely affect our business, financial condition and results of operations.

We believe that the market recognition and reputation of our brands have significantly contributed to the success of our business. As a result, maintaining and enhancing our brand recognition and reputation are critical to our success and market position. Our reputation and brands may be negatively affected by various factors, some of which are difficult or impossible to predict or control, such as:

●	our ability to maintain a convenient and reliable user experience as consumer preferences evolve and as we expand into new product categories and new business lines;

●	our ability to provide superior services and solutions on our platform;

●	our ability to effectively manage the quality of products on our platform;

●	the efficiency, reliability and quality of the services and solutions provided by us or third-party truck drivers, logistics service providers and other service providers; and

●	our ability to increase brand awareness among existing and potential users through various means.

Negative publicity about us, such as alleged misconduct by our employees or other parties on our platform, unethical business practices, or rumors relating to our business, management, employees, merchants on our platform, or our shareholders and affiliates could cause harm to our reputation, business and results of operations. These allegations, even if factually incorrect or based on isolated incidents, may lead to inquiries, regulatory investigations or legal actions against us. Such actions could substantially damage our brand and reputation and cause us to incur significant costs to defend ourselves. Any negative public perception or publicity regarding our business partners that we cooperate with, or any regulatory inquiries or investigations and lawsuits initiated against them, may also have an adverse impact on our brand and reputation. In addition, our brand and reputation could be damaged as a result of the negative publicity about the agricultural B2B industry in general or other agricultural e-commerce platforms in mainland China regarding security or product quality issues. If we are unable to maintain our reputation, further enhance our brand recognition and increase positive awareness of our platform, our platform participants may be reluctant to sell and buy products from our platform, and our results of operations may be materially and adversely affected.

Our business and results of operations may be materially and adversely affected if we are unable to maintain satisfactory user experience or high quality customer service.

The success of our business largely depends on our ability to provide satisfactory user experience and high-quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly interface for our users to showcase, browse and purchase agricultural products, sellers’ ability to provide reliable and timely delivery of agricultural products, and our ability to continue to provide superior after-sales services. Transactions volume may decrease if our platform is severely interrupted or otherwise fails to meet our users’ requests. If third-party delivery companies or truck drivers who connect with sellers through our platform fail to deliver agricultural products in a timely and reliable manner, for which we do not exercise any control, or if wholesale markets or business buyers are not satisfied with product quality, our platform participants’ user experience will be impaired and our merchant loyalty could be negatively affected. In addition, we depend on our transaction disputes department and online customer service representatives to provide online assistance to our users. If our transaction disputes department or online customer service representatives fail to satisfy users’ needs, our reputation and merchant loyalty could be harmed, and we may lose potential or existing users, which would result in a decrease in both of the transaction volume on our platform and our revenue. As a result, if we are unable to maintain satisfactory user experience and provide high quality user service, we may not be able to retain existing users or attract new users, which could have a material adverse effect on our business, financial condition and results of operations.

Agricultural product sellers on our platform deliver their products to wholesale markets or business buyers through a variety of third-party logistics service providers. Service interruptions, failures, or constraints of these third parties could severely harm our reputation, business and prospects.

Sellers of agricultural products on Douniu App deliver their products to wholesale markets through third-party truck drivers, while sellers on Yimutian App deliver their products to business buyers through third-party logistics service providers. Interruptions to or failures in services provided by these third parties could affect timely and successful delivery of the products to wholesale markets and business buyers. As we do not directly control or manage the operations of these third parties, we are unable to guarantee their performance. Failure to provide satisfactory services by these third parties, such as delays in delivery, product damage or loss during transit, shutdown or termination of services may damage our reputation and cause us to lose potential or existing buyers, and may ultimately adversely affect our results of operations.

As some agricultural products are perishable, if these third parties fail to deliver products to wholesale market stall operators or business buyers on time and in good condition, stall operators or business buyers may refuse to accept the products and their confidence in our platform may also be impaired. In such event, we cannot assure you that sellers or we will be able to find alternative cost-efficient service providers or operators to offer satisfactory services in a timely manner, or at all, which could cause our business and reputation to suffer or cause sellers and buyers to switch to other platforms and have negative impact on our operating results.

We may be subject to claims under consumer protection laws, in particular health and safety claims and product liability claims, if property or people are harmed by the products sold on our platform.

Our business involves sale of food products and is subject to inherent risks of product liability claims and the resulting negative publicity. Food products containing contaminants could be inadvertently sold on or through our platform and, if these contaminants are not eliminated by the time of consumption, they could cause bodily harm or death in severe situations. We are involved in product liability claims brought by buyers on our platform from time to time. We cannot assure you that product liability claims will not be asserted against us or that we will not be held liable for such incidents in the future. If claims are brought against us under any of these laws, we could be subject to monetary damages and actions by regulators, which could have a material adverse effect on our business, financial condition and results of operations. Although we would have legal recourse under the laws of mainland China against the seller that supplied such products, attempting to enforce our rights against such seller may be expensive, time-consuming and ultimately futile. Other than monetary damages and regulatory actions, any actual or perceived food safety issue or product contamination associated with our platform could result in negative publicities and thus seriously harm our reputation. Adverse publicity concerning food safety of agricultural products in mainland China in general could also have a negative impact on our business in addition to the general negative consequences on the whole industry.

In addition, operators of e-commerce platforms may be subject to certain provisions of consumer protection laws even where the operator is not the producer, provider or retailer of the products or services purchased by the consumer. For example, pursuant to the Law of the People’s Republic of China on the Protection of Consumer Rights and Interests, or the Consumer Protection Law, if we fail to provide a consumer with the name, address and contact details of the seller that sold the defective product, we may be liable to compensate such consumer damages suffered by him/her, even though we are entitled to seek indemnification from sellers. In addition, if we do not take appropriate remedial action against sellers for their actions that we know, or should have known, that would infringe upon the rights and interests of consumers, we may be held jointly liable for infringement alongside the sellers. Moreover, the Consumer Protection Law provides that a platform will be held liable for failing to meet any undertaking it made to consumers with regard to products listed on the platform. Furthermore, according to the Measures for the Supervision and Administration of Online Transactions, or the Online Transaction Measures, we are required to report violations of applicable consumer protection laws, regulations or administrative rules by sellers to the State Administration for Market Regulation, or SAMR, or its local branches, and take appropriate remedial measures, including ceasing to provide services to the relevant sellers, as a platform. We may also be held jointly liable with sellers that sell agricultural products without proper licenses or authorizations. See also “—We are subject to existing and new laws and regulations imposing various requirements on e-commerce business” for further details.

We do not maintain product liability insurance for products transacted on our platform, and our rights of indemnity from sellers or suppliers on our platform may not adequately cover us for any liability we may incur. Claims against us, even if they are eventually unsuccessful, could result in significant expenditure of funds and diversion of management time and resources. Any claims against us, whether successful or not, could result in loss in confidence on the part of our users, which would be difficult and costly to reestablish, and significantly impair our brand value, which would have a material and adverse impact on our business, results of operations, financial condition and prospects.

We are subject to existing and new laws and regulations imposing various requirements on e-commerce business.

E-commerce business is subject to various laws and regulations in mainland China, and the mainland China government authorities may continue to promulgate new laws, regulations and rules governing the e-commerce industry, tighten enforcement of existing laws, rules and regulations, and impose additional requirements and other obligations on our business including the operation of our e-commerce platform and our market promotion activities. Compliance with these laws, regulations and rules may be costly, and any incompliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, or subject us to liabilities or administrative penalties:

●	According to the E-Commerce Law of PRC, e-commerce platform operators who fail to take necessary actions when they know or should have known that the merchants on their platform infringe others’ personal or property safety, or the products or services provided by the merchants do not meet the requirements for product safety, or otherwise infringe upon consumers’ legitimate rights, will be held jointly liable with the merchants. Additionally, with respect to the products or services affecting consumers’ life and health, the e-commerce platform operators will bear responsibilities if they fail to review the qualifications of merchants or fail to safeguard the interests of the consumers. We may be held responsible if the agricultural products sold through our platform caused harm to the interests and health of consumers.

●	The Measures for the Supervision of Online Transactions (as amended in 2025) also require e-commerce platforms to timely remind individual merchants to register with local branches of SAMR if their total annual transaction volume across different platforms exceeds RMB100,000. Our policy expressly requires merchants on our platform that are captured by these rules to complete the registrations. We may lose existing or potential merchants who do not or are unwilling to comply with the registration and related requirements, and we may be found liable under the E-Commerce Law and related regulations if we are deemed to have failed to implement the required procedures. Furthermore, the Measures for the Supervision and Administration of Online Trading Platform Rules (promulgated by SAMR and CAC, effective February 1, 2026) impose systematic compliance requirements on the formulation, revision and implementation of platform rules. These new rules prohibit platforms from using platform rules to force merchants to accept “refund-only” policies, to subscribe to non-essential value-added services such as shipping insurance, to participate in promotional activities against their will, or to operate exclusively on a single platform. Compliance with these new measures may increase our operating costs and expose us to additional administrative penalties for any non-compliance.

●	Among other things, the Interim Provisions for Regulating Promotional Activities of PRC, or the Interim Provisions, was designed to promote consumer protection and prohibit false or misleading commercial information used in promotional activities. As a platform operator, we are required by the Interim Provisions to design rules and procedures to foster fair and transparent merchandise promotional activities, and assist the authorities in their investigation of violations by platform merchants, which will result in additional compliance costs. In addition, business operators in mainland China are prohibited from inducing consumers into transactions via misleading pricing terms or engaging in other anti-competitive conducts associated with product price. The Rules on Pricing Behavior of Internet Platforms (jointly issued by NDRC, SAMR and CAC, effective April 10, 2026) further impose systematic requirements on platform pricing, promotions and fees, which may increase our compliance burden. If we are found to have violated these laws and regulations, we may be subject to fines and other administrative penalties.

●	According to the Anti-Monopoly Compliance Guidelines for Internet Platforms (issued by SAMR on February 13, 2026), business practices such as deploying big data analytics to set discriminatory terms for merchandise price or other transaction terms, coercive exclusivity arrangements with transaction counterparties, blocking of competitor interface through technological means, unlawful collection of user data without consent, algorithmic collusion among platforms, organizing or assisting merchants to reach monopoly agreements, unfairly high pricing, below-cost sales, “choose-one-of-two” practices, and “nationwide lowest price” requirements, are prohibited. Since these Guidelines have been formally promulgated and are in effect, the regulatory framework for platform anti-monopoly compliance has become more concrete. However, as enforcement practices continue to evolve, there remains some uncertainty as to how certain provisions will be interpreted and applied in specific circumstances. If we are found to have any non-compliance issues by the authorities, we may be subject to fines and other penalties.

●	The Interim Provisions on Anti-Unfair Competition in the Internet (SAMR Order No. 91, effective September 1, 2024) enhance the responsibilities of platform operators, who are required to strengthen the regulation of competitive behaviors within the platform. According to regulations, if platform operators discover that operators within the platform engage in unfair competitive practices, sell goods or provide services illegally, or infringe upon the legitimate rights and interests of consumers, they must take timely measures, preserve relevant records, and report to the market supervision authorities at county level or above where the platform operator is located; otherwise, the platform operators will face certain administrative penalties. The Internet Anti-Unfair Competition Provisions also raise the compliance requirements for platforms, for example, platform operators are not allowed to use service agreements, transaction rules, or other means by the operators within the platform to impose unreasonable restrictions or attach unreasonable conditions on the transactions, transaction prices, and dealings with other operators within the platform, and platform operators should fairly and reasonably determine the service charges in the service agreements and transaction rules. Moreover, the newly revised Anti-Unfair Competition Law of the PRC (adopted on June 27, 2025, effective October 15, 2025) has expanded the scope of prohibited unfair competition practices and increased penalties for violations. These developments may result in additional compliance costs and increased enforcement risks for our platform.

●	The impact of the laws or regulations in mainland China governing property rights of virtual currency on our business has yet to be assessed, and it is not clear what liabilities, if any, we may have relating to the loss of virtual currency by merchants. Merchants on our platform purchase Tian Bi (田币) to exchange value-added services we offer. However, Tian Bi is not a virtual currency that is exchangeable into Renminbi or any other currencies or can be consumed on any other platforms. The mainland China government may re-evaluate or amend the virtual currency related laws and regulations or policies to strengthen the supervision on issuance and operation of such virtual currencies. It is unclear who is the legal owner of virtual items and whether the ownership of virtual items is protected by law. Although we have not been involved in any virtual items related lawsuits previously, we cannot assure you that such lawsuits will not be brought against us in the future. Any adverse changes in the laws and regulations or policies could impose liabilities on us for loss of virtual currency by merchants on our platform. In addition, laws and regulations of mainland China regulating virtual currency are designed for online games. We believe Tian Bi is not a kind of “game virtual currency” that is subject to the Circular of the Ministry of Culture and the Ministry of Commerce on Strengthening the Administration of Virtual Currencies for Online Gaming and other related regulations. However, we cannot assure you that the MOC and MOFCOM will hold the same view with us. If the government authorities regard Tian Bi in our platform as a kind of “game virtual currency” or new laws and regulations related to virtual currency used on an e-commerce platform are promulgated in the future, we may incur additional expenses or invest considerable resources in complying with those requirements.

In light of the evolving legislative activities and varied local implementation practices of consumer protection, anti-monopoly and competition laws and regulations in relation to e-commerce in mainland China, compliance with these laws, regulations, rules, guidelines and implementations may be costly, and any incompliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, and may materially and adversely affect our financial conditions, operations and business prospects.

We may be subject to complex and evolving laws and regulations regarding cybersecurity, data privacy and data protection. Actual or alleged failure to comply with cybersecurity, data privacy and data protection laws and regulations could damage our reputation, deter current and potential users from using our services and subject us to significant legal, financial and operational consequences

Our business generates and processes a large amount of data, and we are subject to laws and regulations regarding cybersecurity, data privacy and data protection in mainland China. The legal landscape in this area has undergone significant changes in the past two years. For example, the Standing Committee of the National People’s Congress adopted the amendments to the Cybersecurity Law on October 28, 2025, which took effect on January 1, 2026, marking the first major revision of this foundational cybersecurity law since its enactment in 2016. The amendments expand the scope of cybersecurity obligations, impose stricter penalties with maximum fines increased to RMB10 million for serious violations, and introduce provisions supporting the development and regulation of artificial intelligence. The mainland China government has enacted a series of laws and regulations on the protection of personally identifiable data in recent years. For example, the CAC released jointly with several other administrations the Cybersecurity Review Measures on December 28, 2021, which became effective on February 15, 2022, and underwent further revisions around September 2025. Pursuant to the Cybersecurity Review Measures, network platform operators that possess personal information of over one million individual users shall be subject to cybersecurity review before listing abroad. Any failure to timely complete the required cybersecurity review may result in regulatory sanctions including, among others, government enforcement actions and investigations, fines, penalties, and suspension of our non-compliant operations, as well as reputational damage or legal proceedings or actions against us, any of which may have material adverse effects on our business, financial condition and results of operations. As a network platform operator who possesses personal information of more than one million users for purposes of the Cybersecurity Review Measures, we have applied for and completed a cybersecurity review with respect to our initial public offering pursuant to the Cybersecurity Review Measures. According to the Regulations on Network Data Security Management promulgated by the State Council on September 24, 2024, a network data processor that handles the personal information of more than 10 million people is considered a processor of important data. Processors of important data are required to adopt stricter data security management measures, such as conducting annual risk assessments of their network data processing activities and submitting risk assessment reports to the relevant authorities at provincial level or above. In cases of mergers, divisions, dissolutions, bankruptcies, or other circumstances that may affect the security of important data, the processors of important data shall take measures to ensure the security of network data, and report to the relevant authorities at provincial level or above on the disposal plan for key data, the name and contact information of the recipient. Failure to fulfill these obligations may result in administrative penalties, including fines, suspension of business, and revocation of business qualifications or even business licenses. Furthermore, the National Internet Information Office issued the Measures for the Administration of Personal Information Protection Compliance Audits, which took effect on May 1, 2025. Under these measures, personal information processors processing the personal information of more than 10 million individuals are required to conduct personal information protection compliance audits at least once every two years. Other personal information processors are required to conduct such audits periodically based on their specific circumstances. Failure to comply may result in enforcement actions and penalties. In the area of cross-border data transfers, the Measures for Certification of Personal Information Export, jointly issued by the CAC and the State Administration for Market Regulation on October 17, 2025, took effect on January 1, 2026. This measure establishes the certification pathway for personal information export, completing the full framework of China’s cross-border data transfer regulatory system, which now includes security assessment, standard contract, and certification as the three primary compliance pathways. These evolving requirements may increase our compliance costs and expose us to additional regulatory risks. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Cybersecurity, Information Security Protection.”

Moreover, ensuring our compliance with the evolving data privacy and protection laws in mainland China have increased our operating cost. While we have adopted a rigorous and comprehensive policy for the collection, processing, sharing, disclosure authorization and other aspects of data use and privacy and taken necessary measures to comply with all applicable laws and regulations, we cannot guarantee the effectiveness of these policies and measures undertaken by us. Additionally, the effectiveness of our privacy and data protection measures is also subject to system failure, interruption, inadequacy, security breaches or cyberattacks. Any failure or perceived failure to comply with all applicable laws and regulations, or any failure or perceived failure of our business partners to do so, or any failure or perceived failure of our employees to comply with our internal control measures, may result in negative publicity and legal proceedings or regulatory actions against us, and could result in fines, revocation of licenses, suspension of operations or other legal or administrative penalties, which may in turn damage our reputation, discourage current and potential users and subject us to damages, which could have a material adverse effect on our business and results of operations.

Furthermore, any inability to adequately address data privacy or security-related concerns, complaints, inquiries or allegations, even if unfounded, when they arise, or to comply with applicable laws, regulations, standards and other obligations relating to data privacy and security, could result in additional cost and liability to us, harm our reputation and brand, damage our relationships with merchants, impair users’ trust in our privacy practices and make them reluctant to give their consent to share their data with us. As a result, our ability to retain or increase our membership base and member engagement may be materially and adversely affected, and we may not be able to maintain or grow our revenue as anticipated, all of which would have a material and adverse effect on our business, financial condition and results of operation.

In addition, we and our counterparties, including business partners and external service providers, might be subject to contractual obligations regarding the processing of personal information. While we believe our conduct and our counterparties’ conduct under these agreements are in material compliance with all applicable laws, regulations, standards, certifications and orders relating to data privacy or security, we or our counterparties may fail, or be alleged to have failed, to be in full compliance. In the event that our acts or omissions result in alleged or actual failure to comply with applicable laws, regulations, standards, certifications and orders relating to data privacy or security, we may incur liability. While we endeavor to include indemnification provisions or other protections in the agreements we enter into with our counterparties to mitigate liability and losses stemming from our counterparties’ acts or omissions, we may not always be able to obtain such protections and, even where we can, there is no guarantee that our counterparties will honor such provisions or that such protections will cover the full scope of our liabilities and losses. Any failure or perceived failure of compliance by us or our counterparties may result in proceedings or actions against us, which could harm our reputation and have a material adverse effect on our business and prospects.

The laws and regulations regarding cybersecurity, data privacy and data protection are complex and evolving, and the interpretation and application thereof will be determined on an ad hoc basis depending on the facts and circumstances. These laws and regulations and other similar legal and regulatory developments could affect how we operate our platform, render services and process data, which could negatively impact demand for our services and the efficiency of our services to users. We may incur substantial costs to comply with such new laws and regulations, meet the demands of our users relating to their own compliance with applicable laws and regulations and establish and maintain internal compliance policies. If we are unable to comply with the then-applicable laws and regulations, or to address any privacy and data protection concerns, such actual or alleged failure could damage our reputation, deter current and potential users from using our solutions and could subject us to significant legal, financial, and operational consequences.

Failure to effectively deal with any fictitious transactions or other fraudulent conduct would materially and adversely affect our business, financial condition and results of operations.

We may face risks with respect to fraudulent activities on our platform. For example, merchants on our platform may engage in fictitious or “phantom” transactions with themselves or their collaborators in order to artificially inflate their own ratings on our platform, reputation and search results rankings. This activity may harm other sellers by enabling the perpetrating seller to be favored over legitimate sellers, and may harm consumers by deceiving them into believing that a seller is more reliable or trusted than the seller actually is. This activity may also result in inflated transaction volume on our online marketplace. Other parties may also engage in similar or other fraudulent or illegal activities on our platform. See also “—Illegal, improper or otherwise inappropriate activity of sellers, buyers, other users or our employees, whether or not occurring while utilizing our platform, could expose us to liability and harm our business, brand, financial condition and results of operations” for more details. Although we have implemented various measures to detect and reduce the occurrence of fraudulent activities on our platform, there can be no assurance that such measures will be effective in combating fraudulent. Such fictitious transactions and fraudulent conduct may subject us to lawsuits, regulatory investigations, fines and penalties.

Moreover, illegal, fraudulent or collusive activities by our employees, such as fraud, bribery or corruption, could also subject us to liability, negative publicity or losses. Although we have adopted internal control procedures and policies governing the review and approval of sales activities and other matters, we cannot assure you that such procedures and policies will effectively prevent fraud or illegal activity by our employees. Any actual or alleged fraudulent or deceptive conduct by our employees could result in negative publicity and severely impair our members’ confidence and trust in us, damage our reputation and diminish the value of our brands, and impact our ability to attract new or retain current members, which would materially and adversely affect our business, financial condition and results of operations.

The proper functioning of our technology platform is essential to our business. Any failure to maintain the satisfactory performance of our mobile apps and websites or any disruption to our technology systems could materially and adversely affect our ability to deliver consistent services to users of our platform and harm our business and reputation.

The proper functioning of our technology systems is essential to our business. The satisfactory performance, reliability and availability of our technology systems are critical to our success, our ability to attract and retain merchants and our ability to maintain and deliver consistent services to merchants. However, our technology infrastructure may fail to keep pace with increased transaction volumes on our platform, especially with respect to our new product and service offerings, and therefore merchants on our platform may experience delays as we seek to source additional technological capacity, which could impair the merchants’ user experience and harm our reputation and would adversely affect our results of operations.

Additionally, we need to continue to upgrade and improve our technology infrastructure to support our business growth. However, we cannot assure you that we will be successful in executing these infrastructure upgrades, and the failure to do so may impede our growth. We currently rely on cloud services and servers operated by external cloud service providers to store our data, which allows us to analyze a large amount of data simultaneously and to update our user database and user profiles quickly. Any interruption or delay in the functionality of these external cloud service and server providers may materially and adversely affect the operations of our business.

We may be unable to monitor and ensure high-quality maintenance and upgrade of our technology systems and infrastructure on a real-time basis, and users may experience service outages and delays in accessing and using our platform. In addition, we may experience surges in online traffic and orders associated with promotional activities and generally as we scale, which can put additional demand on our platform at specific times. Our technology or infrastructure may not always function properly. We face the risk of system interruptions caused by telecommunications failures, computer viruses, hacking or other attempts to harm our systems. Such interruptions may result in the unavailability or slowdown of our platform and compromise the quality of our services, which in turn could potentially diminish the volume of products sold and negatively impact the overall appeal of our platform. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, slowdown or unavailability of mobile app, delays or errors in transaction processing, loss of data or the inability to provide high-quality services to our platform users. The occurrence of any of such incidents could cause significant disruption to our daily operations. As a result, our reputation may suffer material and adverse impacts, leading to potential decline in our market share and exposing us to liability claims.

If we fail to adopt new technologies such as data analytics or adapt our website, mobile applications and systems to changing user requirements or emerging industry standards, our business may be materially and adversely affected.

To remain competitive, it is imperative that we continually enhance and improve the responsiveness, functionality and features of our mobile applications and website. The internet technology industry undergoes rapid technological evolution, accompanied by evolving user requirements and preferences, and the frequent introductions of new services based on new technologies and the emergence of new industry standards and practices, any of which could render our existing technologies and systems obsolete. If we do not spend our development budget efficiently on commercially successful and innovative technologies, we may not realize the expected benefits of our strategy. We also cannot assure you that we will be able to effectively use new technologies or adapt our website, mobile applications, proprietary technologies and systems to meet evolving user requirements or emerging industry standards. If we are unable to adapt in a cost-effective and timely manner in response to changing market conditions or user requirements, whether for technical, legal, financial or other reasons, our business, prospects, financial condition and results of operations may be materially and adversely affected.

Our success depends, in part, on our ability to identify, develop, acquire or license leading technologies that are useful for our business, and to respond to technological advances such as data analytics and emerging industry standards and practices in a cost-effective and timely manner. A core functionality of our platform is to effectively match sellers with suitable business buyers and other users on our platform, which is heavily reliant on our customized recommendation and data analytics technology capabilities. As a result, our technology capabilities play a vital role in retaining and attracting merchants to our platform. We have made substantial investments in developing and applying new technologies, including machine learning and data analytics, across our platform and in our services and solutions. We intend to continue investing significant resources in developing new technologies and offerings of services and products. We have also incurred significant amount of research and development expenses for the development of these technologies. If our investments in research and development fail to yield satisfactory results, we may encounter challenges in effectively matching sellers with suitable buyers or providing optimal product recommendations to merchants. As a result, merchants may switch to a competitor platform if ours fail to meet their expectations. In addition, effective management of some of the other important aspects of our operations, such as sales and marketing activities, also relies on our informed decision-making supported by our data analytics and other technologies. Any failure to improve our technology capabilities in data analytics and other technologies, or any shortcomings in producing satisfactory results with our technology capabilities, may materially and adversely affect our user retention, financial condition and results of operations.

Our new initiatives, such as agricultural sourcing and trading services, also carry a high level of risk, as each involves emerging industries and unproven business strategies and technologies, for which we may have limited or no prior development or operational experience. Because such offerings are new and the technologies used to support them are evolving rapidly, they will likely involve unforeseen expenses, regulatory challenges, and other risks. There can be no assurance that demand for such initiatives will exist or be sustained at the levels that we anticipate, or that any of these initiatives will gain sufficient traction or market acceptance to generate sufficient revenues to offset any new expenses or liabilities associated with these new investments. It is also possible that competing service and product offerings developed by others may render our service and product offerings less competitive or outdated. Further, our development efforts with respect to new service and product offerings and technologies could distract management from current operations, and will divert capital and other resources from our more established service and product offerings and technologies. Even if we succeed in developing new service and product offerings or technologies, regulatory authorities may subject us to new rules or restrictions in response to our innovations, which could increase our expenses or prevent us from successfully commercializing these new initiatives. If we do not realize the expected benefits from our investments, our business, financial condition, operating results, and prospects may be adversely impacted. See also “—If we are unable to effectively manage our growth or implement our business strategies, our business, financial condition and results of operations may be materially and adversely affected.”

If we are unable to effectively manage our growth or implement our business strategies, our business, financial condition and results of operations may be materially and adversely affected.

Our business has become increasingly complex in terms of both the type and scale of business we operate. Any further expansion may increase the complexity of our operations and place a significant strain on our managerial, operational, financial and human resources. Our current and planned personnel, systems, procedures and controls may not be adequate to support our future operations. We cannot assure you that we will be able to effectively manage our growth or to implement these systems, procedures and control measures successfully. If we are unable to do so, our business and prospects may be materially and adversely affected.

We are also actively pursuing various growth initiatives, strategies and operating plans to enhance our business. Specifically, we are implementing a number of monetization strategies to boost our revenue growth, including increasing our investment in agricultural sourcing and trading services. Additionally, we plan to further strengthen our position as a market leader in the agricultural B2B industry in China. To further support our growth, we plan to continue to invest in infrastructure development and technology innovation. All of these initiatives and efforts will require significant managerial, financial and human resources, and we cannot assure you that our business strategies will be successfully implemented or generate sustainable revenues and profit or that our new business initiatives will be successful. If we are not able to manage our growth or execute our strategies effectively, our expansion efforts may not be successful and our business and prospects may be materially and adversely affected. In particular, the monetization strategies in relation to new business initiatives are new and still evolving, some of which are at the inception or trial stage and may prove to be unsuccessful. It may also take longer than expected for us to achieve a desired market share in a highly competitive environment, or for merchants to accept the newly launched services.

The anticipated benefits from these efforts are based on assumptions that may prove to be inaccurate. If, for any reason, the benefits we realize fall short of our estimates or if the implementation of these growth initiatives, strategies and operating plans negatively impact our operations, exceed expected costs, or take longer to effectuate than we expect, or if our assumptions are proven inaccurate, our business, financial condition and results of operations may be materially and adversely affected.

We may face challenges in expanding service and product offerings on our platform.

The sellers on our platform offer a wide range of agricultural products, including vegetables, fruit, pasture products, seeds and seedlings, aquatic products, herbal medicine, agricultural and sideline products, nuts and dried fruit, tea, oil crops, industrial crops, mushroom and fungi, cattle feed, agricultural groceries, fertilizer, flower and bonsai, pesticide, agricultural equipment and facilities, and more. Expansion of product offerings in both categories and items introduce new risks and challenges. Our limited familiarity with these products and lack of buyer data relating to these products may make it challenging for us to accurately anticipate buyer demand and preferences, inspect and control quality and ensure proper handling and delivery. As a result of selling such products, sellers may experience undesirable sales volume, receive increasing number of buyer complaints about such products and face costly product liability claims, which could harm our brand and reputation as well as our financial performance. We may also be involved in disputes with sellers in connection with these claims and complaints.

As we broaden the range of our product offerings, we will need to efficiently collaborate with a large number of new sellers while establishing and maintaining mutually beneficial relationships with our existing and new sellers. To support our growth and our expansion, we will need to devote management, operating, financial and human resources which may divert our attention from existing businesses, incur upfront costs, and require the implementation of a variety of new and upgraded management, operating, financial and human resource systems, procedures and controls. There is no assurance that we will be able to implement all of these systems, procedures and control measures successfully or address the various challenges in expanding our future businesses and operations effectively. It may also be difficult for us to achieve profitability in the new product categories and our profit margin, if any, may be lower than initially anticipated, which would adversely affect our overall results of operations. We cannot assure you that we will be able to recoup our investments in introducing these new product categories.

Any lack of requisite approvals, licenses or permits applicable to our business may subject us to administrative penalties or other government sanctions and have a material and adverse effect on our business, financial condition and results of operations.

In accordance with the laws and regulations of mainland China, we are required to maintain various approvals, licenses, permits and filings to operate our business. As advised by Global Law Office, as of the date of this annual report, our PRC counsel, our mainland China subsidiaries and the VIEs have obtained all material licenses and permits from the mainland China government authorities that are necessary for our business operations in mainland China. However, the interpretation of the legal requirements regarding certain licenses and permits is determined by the government authorities on an ad hoc basis depending on the facts and circumstances. We cannot assure you that the government authorities’ current interpretation on such licensing requirements will remain the same in the future. In addition, with respect to the business (including the business content and business model) we currently operate or will operate in the future, government authorities may require us to obtain additional licenses or permits or provide stricter supervision requirements with respect to the manner and scope of our operations. We cannot guarantee that we will not be subject to any penalties, sanctions, fines or other administrative measures as a result of non-compliance with any of our past operations. If we or the VIEs are determined necessary to obtain relevant licenses, there is no guarantee that we or the VIEs would be able to obtain such licenses or permits or meet all the supervision requirements in a timely manner, or at all. If we or the VIEs fail to do so, we may not be able to continue our ordinary course of business consistent with past practice, or at all, and may also be subject to fines and certain other penalties.

We depend on our senior management team to grow and operate our business, and if we are unable to hire, retain, manage, and motivate our key personnel, our business may be harmed.

Our future success depends on our continued ability to identify, hire, develop, manage, motivate, and retain qualified personnel, particularly those who have specialized skills and experience in technology fields and the agriculture industry. Further, we may not be able to retain the services of our key employees or other members of senior management in the future. In particular, we rely on Mr. Jinhong Deng, our founder, chairman and chief executive officer, who is critical to our business and strategic direction.

We do not maintain key person life insurance for any member of our senior management. Any changes in our senior management team may be disruptive to our business. If we fail to retain or effectively replace members of our senior management team, or if our senior management team fails to work together effectively and to execute our plans and strategies, our business could be harmed.

Our growth strategy also depends on our ability to expand our organization by attracting and retaining high-quality personnel. Identifying, recruiting, training, integrating, managing, and motivating talented individuals will require significant time, expense, and attention. Competition for talent is intense. In particular, hiring for technical personnel is highly competitive in China. If we are unable to effectively attract and retain qualified personnel, our business could be harmed.

We currently rely on commercial banks for payment processing and escrow services on our platform. If these payment services are restricted or curtailed in any way, are offered to us on less favorable terms, or become unavailable to us or our merchants for any reason, our business may be materially and adversely affected.

All online payments for products sold on our platform are settled through commercial banks. Our business depends on the billing, payment and escrow systems of these payment service providers to maintain accurate records of payments of sales proceeds by buyers and collect such payments. If the quality, utility, convenience or attractiveness of these payment processing and escrow services declines, or we have to change the pattern of using these payment services for any reason, the attractiveness of our platform could be materially and adversely affected.

Business involving online payment services is subject to a number of risks that could materially and adversely affect third-party online payment service providers’ ability to provide payment processing and escrow services to us, including:

●	dissatisfaction with these online payment services or decreased use of their services by buyers and sellers;

●	increasing competition, including from other established Chinese internet companies, payment service providers and companies engaged in other financial technology services;

●	changes to rules or practices applicable to payment systems that link to commercial banks;

●	breach of buyers’ personal information and concerns over the use and security of information collected from buyers;

●	service outages, system failures or failures to effectively scale the system to handle large and growing transaction volumes;

●	increasing costs to commercial banks, including fees charged by banks to process transactions through online payment channels, which would also increase our costs of revenues; and

●	failure to manage funds accurately or loss of funds, whether due to employee fraud, security breaches, technical errors or otherwise.

In particular, secured transmission of confidential information such as credit card numbers and personal information over public networks is essential to maintain merchant confidence. We do not have control over the security measures of online payment vendors, and security breaches of the online payment systems that we use could expose us to litigation and possible liability for failing to secure confidential merchant information and could, among other things, damage our reputation and the perceived security of all of the online payment systems that we use. If a well-publicized internet or mobile network security breach were to occur, sellers and buyers concerned about the security of their online financial transactions may become reluctant to transact through our platform even if the publicized breach did not involve payment systems or methods used by us. In addition, there may be billing software errors that would damage user confidence in these online payment systems. If any of the above were to occur and damage our reputation or the perceived security of the online payment systems we use, we may lose users and users may be discouraged from purchasing on our website, which may have an adverse effect on our business.

In addition, certain commercial banks in China impose limits on the amounts that may be transferred by automated payment from buyers’ bank accounts to their linked accounts with online payment services. We cannot predict whether these and any additional restrictions that could be put in place would have a material adverse effect on our platform.

The commercial banks that we work with are subject to the supervision of the People’s Bank of China, or the PBOC. The PBOC may publish rules, guidelines and interpretations from time to time regulating the operation of financial institutions and payment service providers that may in turn affect the pattern of services provided by such entities for us. For example, in November 2017, the PBOC published a notice, or the PBOC No. 217 Notice, on the investigation and administration of illegal offering of settlement services by financial institutions and third-party payment service providers to unlicensed entities. The PBOC No. 217 Notice intended to prevent unlicensed entities from using licensed payment service providers as a conduit for conducting the unlicensed payment settlement services, so as to safeguard the fund security and information security. In connection with provision of settlement services, Yimutian Xinnong entered into a cooperative agreement on payment services with CITIC Bank Co., Ltd. Beijing Branch in August 2018, pursuant to which the commercial bank, as a licensed payment company, opens an internal special account to receive payment from buyers and provide settlement services to sellers on our platform. Douniu Technology also entered into a similar cooperative agreement on payment services with Ping An Bank Co., Ltd. Shenzhen Branch in December 2019. We believe that our practice of receiving settlement services from commercial banks is not in violation of the PBOC No. 217 Notice because the commercial bank opens an internal special account to receive payment from the buyers and we will submit to the bank materials verifying the truthfulness of the transactions and the bank will also verify other information if it deems necessary before it distributes the payment to merchants and us. In addition, in October 2024, our PRC counsel consulted with the PBOC Beijing Branch, the competent authority in respect of payment business in China, which confirmed that it would not actively take regulatory actions against the companies that received settlement services from commercial banks. However, we cannot assure you that if required by the PBOC or new legislation, our cooperative payment service providers will not suspend their services or explore new models to offer their services to us, in which case we may not be able to claim our ownership and exclusive control of the payments from the buyers in the bank accounts opened with the relevant commercial banks, and we may incur additional expenses or invest considerable resources in complying with the requirements. If the PBOC or other government authorities deem our cooperation with payment service providers to be violative of law, we may also have to suspend or terminate our cooperation with these payment service providers or explore new models for using their services.

We cannot assure you that we will be successful in entering and maintaining amicable relationships with these commercial banks and online payment service providers. Identifying, negotiating and maintaining relationships with these providers require significant time and resources. Our current agreements with these service providers also do not prohibit them from working with our competitors. They could choose to terminate their relationships with us or propose terms that we cannot accept. Moreover, we cannot guarantee that the terms we negotiated with these payment service providers, including the payment processing fee rates, will remain as favorable. If the terms with these payment service providers become less favorable to us, such as the increase of payment processing fee rate, we may have to raise the transaction services fees for certain of our merchants, which may cause us to lose merchants, or absorb the additional costs by ourselves, both of which may materially and adversely affect our business, financial condition and results of operations. Furthermore, these service providers may not perform as expected under our agreements with them, and we may have disagreements or disputes with such payment service providers, any of which could adversely affect our brand and reputation as well as our business operations.

Our online marketing services constitute internet advertisement, which subjects us to laws, rules and regulations applicable to advertising.

We provide online marketing services to sellers of agricultural products. Pursuant to the Measures on Internet Advertisement, or the Internet Advertisement Measures, which was promulgated by SAMR and took effect in May 2023 to regulate any advertisement published on the internet, including but not limited to, through websites, webpage and apps, in the form of narrative, picture, audio and video, the Advertising Law and the relevant provisions of the Internet Advertisement Measures apply to the internet information service providers. As such, our online marketing services and other related services constitute internet advertisement. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Advertisement” for more details.

PRC advertising laws, rules and regulations require advertisers, advertising operators and advertising distributors to ensure that the content of the advertisements they prepare or distribute is fair and accurate and is in full compliance with applicable law. Violation of these laws, rules or regulations may result in penalties, including fines, confiscation of advertising fees and orders to cease dissemination of the advertisements. In circumstances involving serious violations, the mainland China government may suspend or revoke a violator’s business license or license for operating advertising business. In addition, the Internet Advertising Measures requires paid search results to be distinguished from natural search results so that consumers will not be misled as to the nature of these search results. As such, we are obligated to distinguish others from the merchants who purchase online marketing and related services or the listings by these merchants. Any penalties or fines for any failure to comply with these requirements may significantly reduce the attractiveness of our platform and increase our costs and could have a material adverse effect on our business, financial condition and results of operations.

In addition, PRC advertising laws and regulations prohibit or restrict certain types of advertising. For example, advertisements for certain products such as tobacco are not allowed to be published, and advertisements for other products and services such as fodder, seeds, breeding livestock and poultry, aquatic seedlings and breeding are subject to certain content restrictions and other regulations. Moreover, for advertising content related to specific types of products and services, advertisers, advertising operators and advertising distributors must confirm that the advertisers have obtained requisite government approvals, including the advertiser’s operating qualifications, proof of quality inspection of the advertised products, and, with respect to certain industries, government approval of the content of the advertisement and filing with the local authorities. Pursuant to the Internet Advertising Measures, we are required to take steps to monitor the content of advertisements displayed on our platforms. Complying with the abovementioned requirements requires considerable resources and time, and could significantly affect the operation of our business, while at the same time also exposing us to increased liability under relevant laws, rules and regulations. The costs associated with complying with these laws, rules and regulations, including any penalties or fines for our failure to so comply if required, could have a material adverse effect on our business, financial condition and results of operations. Any further change in the classification of our online marketing and other related services by the mainland China government may subject us to additional legal and regulatory requirements, which may significantly impact our operations and materially affect our business and prospects.

Illegal, improper or otherwise inappropriate activity of sellers, buyers, other users or our employees, whether or not occurring while utilizing our platform, could expose us to liability and harm our business, brand, financial condition and results of operations.

We rely on sellers and stallholders at wholesale markets to supply and sell agricultural products on our platform and on truck drivers or third-party couriers to deliver agricultural products to wholesale markets and business buyers. Illegal, improper or otherwise inappropriate activities, which may include assault, abuse, theft and other misconducts, of sellers, buyers or other platform participants or our employees, including such activities by individuals who may have previously participated in our platform but no longer receive or provide services offered through it, or those by individuals who intentionally impersonate users of our platform, could adversely affect our brand, business, financial condition and results of operations. While we have implemented various measures intended to anticipate, identify and address the risk of these types of activities, these measures may not adequately address or prevent all illegal, improper or otherwise inappropriate activity by other parties and we may not be able to exercise effective control over the conduct of other parties including our employees. In the event of any unsatisfactory performance, lack of certain qualifications or licenses, misconduct, or illegal acts, such as dishonesty, personal torts or extortion, by parties other than our employees, result in any disputes, such disputes may involve us and we may suffer reputational and financial damage even if we are not held liable. At the same time, if the measures we have taken to guard against these illegal, improper or otherwise inappropriate activities are too restrictive and inadvertently prevent or discourage sellers, buyers or other platform participants from remaining engaged on our platform, or if we are unable to implement and communicate these measures fairly and transparently or are perceived to have failed to do so, the growth and retention of the number of sellers, buyers and other platform participants on our platform and their utilization of our platform could be negatively impacted. Further, any negative publicity related to the foregoing, whether such incident occurred on our platform or on our competitors’ platforms, could adversely affect our reputation and brand, which could negatively affect demand for platforms like ours, and potentially lead to increased regulatory or litigation exposure. Any of the foregoing risks could harm our business, financial condition and results of operations.

Our business and operating results may experience seasonal fluctuations.

Our business and operating results may experience seasonality and are not necessarily indicative of future performance. For example, there is typically a decline of fruit procurement in July and around the Chinese New Year, while the procurement amounts during spring and fall are generally higher than other periods of a year. This is mainly because summer procurements of vegetable and fruit are primarily sourced locally, rather than remotely from other cities or provinces through online platforms. In addition, user activities on our platform were relatively less frequent during the Chinese New Year holiday in the first quarter of each year and the summer months mainly due to the impact of natural disasters such as flood in cultivation sites and key logistics nexuses for the circulation of agricultural products. As a result, our operating results in the second and fourth quarters of a calendar year are generally higher than those of other quarters. In addition to seasonality, other factors, many of which are out of our control, can also cause fluctuations in our operating results, such as our ability to attract and retain merchants, shifts in merchants’ needs and behavior patterns, our ability to effectively manage our growth, potential harm to our brand or reputation, changes in regulatory environments, and other risks described elsewhere in this annual report. There can be no assurance that our historical operating patterns will continue in future periods, as many of these factors are unpredictable and beyond our control or influence. The quarterly fluctuations in our revenue and results of operations could result in volatility and cause the price of our ADSs to decline.

If we fail to implement and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our results of operations and prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure control and procedures, are designed to prevent fraud. In the course of preparing and auditing our consolidated financial statements, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2025, in accordance with the standards established by the PCAOB. According to the U.S. Public Company Accounting Oversight Board, or the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness that has been identified relates to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and related disclosures. We have taken measures and plan to continue to take measures to remedy this material weakness. For details, see “Item 15. Controls and Procedures—Internal Control Over Financial Reporting.” The implementation of these measures may not fully address the material weakness in our internal control over financial reporting, and we cannot conclude that it has been fully remedied. Our failure to correct this material weakness or our failure to discover and address any other material weaknesses could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2026. In addition, once we cease to be an “emerging growth company” as such term is defined in the Jumpstart Our Business Startups Act, or the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

If the single facility where substantially all of our computer and communications hardware is located fails, our business, results of operations and financial condition would be harmed.

Our ability to provide high quality services depends in part on the efficient and uninterrupted operation of our computer and communications systems. Substantially all of the computer hardware necessary to operate our platform is located at a single leased facility. Our systems and operations are vulnerable to damage or interruption from human error, fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, break-ins, earthquake and similar events. We have redundant systems and data centers in multiple locations for disaster backup and recovery purposes, and our business interruption insurance may be insufficient to compensate us for losses that may occur. In addition, our servers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of critical data, the inability to accept and fulfill customer orders or the unauthorized disclosure of confidential user data. The occurrence of any of the foregoing risks could substantially harm our business and results of operations.

Merchant growth and activity on mobile devices depends upon effective use of mobile operating systems, networks and standards that we do not control.

Substantially all of our online services are offered through mobile applications. Merchants have to download our mobile applications for their particular devices as opposed to accessing our sites from an internet browser on their mobile device. As new mobile devices and platforms are released, it is difficult to predict the problems we may encounter in developing applications for these alternative devices and platforms, and we may need to devote significant resources to the development, support and maintenance of such applications. In addition, our future growth and our results of operations could suffer if we experience difficulties in the future in integrating our mobile applications into mobile devices or if problems arise with our relationships with providers of mobile operating systems or mobile application download stores, if our applications receive unfavorable treatment compared to competing applications on the download stores, or if we face increased costs to distribute or have users use our mobile applications. We are further dependent on the interoperability of our sites with popular mobile operating systems that we do not control, such as iOS and Android, and any changes in such systems that degrade the functionality of our sites or give preferential treatment to competitive sites could adversely affect the usage of our sites on mobile devices. In the event that it is more difficult for merchants to access and use our sites on their mobile devices, or if merchants choose not to access or to use our sites on their mobile devices or to use mobile products that do not offer access to our sites, the growth of merchants using our platform could be harmed and our business, financial condition and operating results may be adversely affected.

We rely on certain key operating metrics to evaluate the performance of our business, and perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We rely on certain key operating metrics, such as annual paying merchants as a percentage of active merchants, to evaluate the performance of our business. These metrics are calculated using our internal data and have not been validated by an independent third party. While these numbers are based on what we believe to be reasonable estimates, there are inherent challenges in measuring how our services. For example, individuals who have multiple accounts and devices registered with our platform could result in an overstatement of the number of merchants on our platform. We are also subject to the risk associated with artificial manipulation of data. Our operating metrics may also differ from estimates published by third parties or from similarly titled metrics used by other companies due to differences in methodology and assumptions. If these metrics are perceived to be inaccurate by investors or investors make investment decisions based on operating metrics we disclosed but with their own methodology and assumptions or those published or used by third parties or other companies, our reputation may be harmed, which could negatively affect our business, and we may also face potential lawsuits or disputes.

We are dependent on app stores to distribute our mobile apps.

We currently collaborate with Apple’s app store and major Android app stores to distribute our mobile applications to users. As such, the promotion, distribution and operation of our applications are subject to such distribution platforms’ standard terms and policies for application developers, which are subject to the interpretation of, and frequent changes by, these distribution platforms. If these third-party distribution platforms modify their terms and conditions in a manner that negatively impacts our business, or refuse to distribute our applications, or if any other major distribution platform with which we would like to seek collaboration refuses to collaborate with us in the future on commercially favorable terms, our business, financial condition and results of operations may be materially and adversely affected.

We have granted, and may continue to grant share-based incentive awards, which may result in increased share-based compensation expenses, and you may incur immediate and substantial dilution.

We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees. We have adopted the 2015 share incentive plan in December 2015, or the 2015 Plan, and the 2025 share incentive plan, or the 2025 Plan, to incentivize our employees, directors and consultants. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans.” We plan to continue to grant share-based compensation to employees in the future, which could result in an increase in our expenses associated with share-based compensation, which may in turn have an adverse effect on our results of operations.

Furthermore, the perceived value of the equity awards is an important factor for prospective candidates and existing employees when considering their employment with us. Thus, any decline in the perceived value of our equity or equity awards could have an adverse impact on our ability to attract or retain highly skilled employees. Furthermore, there is no assurance that the number of shares reserved for issuance under our share incentive plans will be sufficient to grant equity awards adequate to recruit new employees and to compensate existing employees, which poses a potential challenge for us to provide competitive equity-based compensation to attract and retain talent.

We face certain legal and regulatory risks relating to certain real properties that we lease.

We do not own any properties, and we leased certain properties in mainland China for business operations purposes. Certain lessors of the leased properties in mainland China have not provided us with valid property ownership certificates or any other documentation proving their right to lease those properties to us. In addition, certain leased properties had been mortgaged before we leased the property. As of the date of this annual report, we are not aware of any actions or claims raised by any third parties challenging our use of these properties we currently lease, nor have we received any notices from the government authorities of mainland China. We cannot assure you that these leases will not be subject to any challenges, lawsuits or other actions taken against the properties leased by us. If our lessors are not the owners of these properties or they have not obtained consents from the owners or their lessors or permits from the government authorities, their rights with respect to the properties might be successfully challenged and our leases could be invalidated. If these leases are invalid, we may be forced to relocate the operations, which could adversely affect our business, financial condition and results of operations. If we fail to find suitable replacement properties on terms acceptable to us for the affected operations at a timely manner, or at all, our business, financial condition and results of operations may be materially and adversely affected.

In addition, the lease agreements of our leased properties in mainland China have not been registered with the government authorities of mainland China as required by laws of mainland China, and although failure to do so does not in itself invalidate the leases, we may be exposed to potential fines if we fail to rectify within the prescribed time period after receiving notices from the government authorities of mainland China.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality agreements with our employees and third parties, to protect our proprietary rights. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, although we are not aware of any copycat websites or mobile apps that attempt to cause confusion or traffic diversion from us at the moment, we may become an attractive target to such attacks in the future because of our brand recognition in the agricultural B2B industry in China.

In addition, there can be no assurance that our patent applications would be approved, that any issued patents would adequately protect our intellectual property, or that such patents would not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. If the trademark authority grants rulings in favor of any third party, we may be prohibited from using the trade name and logo for our mobile app in our business operations, and, as a result, we may need to change the name and logo of our mobile app, which may have an adverse effect on our business.

Confidentiality agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in mainland China. Policing any unauthorized use of our intellectual property is difficult and costly and the steps that we take may be inadequate to prevent the infringement or misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources, and could put our intellectual property at risk of being invalidated or narrowed in scope. There can be no assurance that we would prevail in such litigation, and even if we manage to prevail, we may not obtain a meaningful recovery. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in maintaining, protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or would not infringe upon or otherwise violate patents, copyrights or other intellectual property rights held by third parties. We have been, and from time to time in the future may be, subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed by our services or other aspects of our business. There could also be existing patents of which we are not aware that our services may inadvertently infringe. There can be no assurance that holders of patents purportedly relating to some aspect of our technology platform or business, if any such holders exist, would not seek to enforce such patents against us in mainland China or any other jurisdictions as applicable. As the application and interpretation of patent laws of mainland China and the procedures and standards for granting patents in mainland China are still evolving, we cannot assure you that we do not and will not violate patent-related laws and regulations in mainland China, which may subject us to patent disputes. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these third-party infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question, which may materially and adversely affect our business, financial condition and results of operations.

Increasing focus with respect to environmental, social and governance matters may impose additional costs on us or expose us to additional risks. Failure to comply with the laws and regulations on environmental, social and governance matters may subject us to penalties and adversely affect our business, financial condition and results of operations.

Regulatory authorities and public advocacy groups have been increasingly focusing on environment, social and governance, or ESG, issues in recent years, making our business more sensitive to ESG issues and changes in governmental policies and laws and regulations associated with environment protection and other ESG-related matters. Investor advocacy groups, certain institutional investors, investment funds, and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Regardless of the industry, increased focus from investors and the regulatory authorities on ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Any ESG concern or issue could increase our regulatory compliance costs. If we do not adapt to or comply with the evolving expectations and standards on ESG matters from investors and the regulatory authorities or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition, and the price of our ADSs could be materially and adversely effected.

Our platform and proprietary technologies are highly technical, and any undetected errors could adversely affect our business.

Our platform is a complex system composed of many interoperating components and incorporates software that is highly complex. Our business is dependent upon our ability to prevent system interruption on our platform. Our software may now or in the future contain undetected errors, bugs, or vulnerabilities. Some errors in our software code may only be discovered after the code has been released. Bugs in our software, misconfigurations of our systems, and unintended interactions between systems could result in our failure to comply with certain national or regional reporting obligations, or could cause downtime that would impact the availability of our services to platform participants.

Development of proprietary technologies is time-consuming, expensive and complex, and may involve unforeseen difficulties. We may encounter technical obstacles, and it is possible that we may discover additional problems that prevent our technologies from operating properly and consequently adversely affect our information infrastructure and other aspects of our business where our technologies are applied. If the provision of our services does not function reliably or fails to achieve merchants’ and business partners’ expectations in terms of performance, we may lose existing, or fail to attract new, merchants or business partners, which may damage our reputation and adversely affect our business.

We have from time to time found defects or errors in our system and technologies and may discover additional defects in the future that could result in platform unavailability or system disruption. In addition, we have experienced outages on our platform in the past. If sustained or repeated, any of these outages could reduce the attractiveness of our platform to platform participants. In addition, our release of new software in the past has inadvertently caused, and may in the future cause, interruptions in the availability or functionality of our platform. Any errors, bugs, or vulnerabilities discovered in our code or systems after release could result in an interruption in the availability of our platform or a negative experience for platform participants, and could also result in negative publicity and unfavorable media coverage, damage to our reputation, loss of platform users, loss of revenues or liability for damages, regulatory inquiries, or other proceedings, any of which could adversely affect our business and financial results.

We may not be able to develop our existing information infrastructure and technologies, recoup the investments we have made for such development, continue to innovate or adapt to industry changes, which may materially and adversely affect our business, financial condition, results of operations and prospects.

The agricultural B2B industry is characterized by rapid technological advancements, evolving industry standards and regulatory requirements, introductions of new services as well as changing merchants’ demands. We are also impacted by changes and developments in the agriculture and other related industries in which we operate. These changes and developments necessitate ongoing innovation, and failure to do so would have a material adverse effect on our business, financial condition and results of operations.

We may need to constantly upgrade our information infrastructure to increase scalability, improve performance and additional built-in functionality of our platform, to keep pace with our business growth, which may require significant investments of time and resources, including hardware upgrades, software updates, and recruitment and training of new engineering personnel. Failure to improve our information infrastructure accordingly may materially affect our ability to adopt new services, and could result in unanticipated system disruptions, slow response times and impaired platform participants’ user experiences, which may, in turn, materially and adversely affect our business, financial condition, results of operation, prospects and reputation.

Meanwhile, we have been enhancing our technological capabilities and developing a number of technologies to support our business operations. If we experience problems with the functionality and effectiveness of our technologies in the course of development, or if we fail to continually improve our technologies to meet our business needs as expected, our business, financial condition, results of operation, prospects and reputation could be materially and adversely affected.

Furthermore, we invested and expect to continually invest, significant amounts in upgrading our information infrastructure and developing our technologies. We are likely to recognize costs associated with these investments earlier than the anticipated benefits and the return on these investments may be lower or slower to materialize than expected. We may not be able to recover our capital expenditures or investments, in part or in full, or the recovery process may take longer than expected. As a result, the carrying value of the related assets may be subject to an impairment charge, which may materially and adversely affect our financial condition and results of operations.

Security breaches and attacks against our systems and network or against the servers and computer systems of the third parties we rely on, and any potential resultant breach or failure to otherwise protect confidential and proprietary information, could damage our reputation and adversely affect our business, financial condition and results of operations.

We rely heavily on technology, particularly the internet, to provide high-quality online services. However, our technology operations are vulnerable to disruptions arising from human error, natural disasters, power failure, computer viruses, spam attacks, unauthorized access and other similar events. Disruptions to, or instability of, our technology or external technology that allows our members to use our online services could materially harm our business, financial condition and result of operations.

Although we have employed significant resources to develop security measures against breaches, our cybersecurity measures may not detect or prevent all attempts to compromise our systems, including distributed denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in and transmitted by our systems or that we otherwise maintain. Breaches of our cybersecurity measures could result in unauthorized access to our systems, misappropriation of information or data, deletion or modification of merchant information, or a denial-of-service or other interruption to our business operations. As techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us, we may be unable to anticipate, or implement adequate measures to protect against, these attacks. In addition, we may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining such confidential or private information we hold as a result of merchants’ visits to our website and use of our mobile applications. Such individuals or entities obtaining such merchants’ confidential or private information may further engage in various other illegal activities using such information. In addition, we have limited control or influence over the security policies or measures adopted by third-party providers of online payment services through which some of our users may elect to make payment for purchases. Any negative publicity on our website’s or mobile applications’ safety or privacy protection mechanisms and policies, and any claims asserted against us or fines imposed upon us as a result of actual or perceived failures, could have a material and adverse effect on our public image, reputation, financial condition and results of operations.

Furthermore, we are also subject to cybersecurity risks inherent to third-party companies that we rely on who also possess or have access to our data. We were informed, in July of 2025, by our underwriter for the initial public offering that it had suffered a cybersecurity incident and specifically a ransomware incident, which has resulted in unauthorized access to some of the underwriter’s systems and data, and the exfiltration of certain data from the underwriter’s systems as well. Based on information currently available to the underwriter regarding the incident, the underwriter believes confidential information regarding our company that we had provided to the underwriter in connection with its due diligence for our initial public offering was included in the data that was exfiltrated. We believe that any such risk is manageable and can be absorbed and addressed by our existing cybersecurity policies, procedures, and controls.

Save as disclosed above, as of the date of this annual report, we had not been subject to any types of attacks that had materially and adversely affected our business operations. However, we and third parties that we rely on may experience cybersecurity incidents due to human error, malfeasance, system errors or vulnerabilities, or other issues. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyberattacks. Actual or perceived cybersecurity incidents relating to our data or confidential information could subject us to regulatory investigations and orders, litigation, indemnity obligations, damages, penalties, fines and other costs in connection with actual and alleged contractual breaches, violations of applicable laws and regulations and other liabilities. We do not currently maintain errors, omissions, and cyber liability insurance policies covering certain security and privacy damages. There can be no assurance that we would not in the future be subject to such attacks that may result in material damages or remediation costs. If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liability, our reputation would be harmed and we could sustain substantial revenue loss from lost sales and user dissatisfaction.

Some of our technologies are adapted from open source or third-party models, which may pose particular risks to our technologies and platform in a manner that could have a material and adverse effect on our business, financial condition and results of operations.

We use open source and third-party models in connection with our technologies and anticipate using such models in the future. Open source model is generally freely accessible, usable and modifiable. Certain open source or third-party licenses may, in certain circumstances, require us to offer the components of our platform that incorporate the open source or third-party model for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source or third-party model and that we license such modifications or derivative works under the terms of the particular open source or third-party license. The terms of certain open source or third-party licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open source or third-party software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide the features or use the technologies related to the open source or third-party model subject to those licenses. While we monitor our use of open source and third-party models and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of the underlying agreement, such use could inadvertently occur, or claims could be made that such use had occurred. If an author or other third party that distributes the model we use were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, including being enjoined from using the technologies that are adapted from or rely on the open source or third-party models, offering the features of our platform that relate to the open source or third-party model, and being required to comply with the foregoing conditions, which could disrupt our ability to use the affected technologies or offer the affected features on our platform.

Additionally, we could face claims from third parties claiming ownership of, or demanding release of, any open source model or derivative works that we have developed using such models, which could include proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease using the implicated technologies or offering the implicated features on our platform unless and until we can recode or reengineer such source code in a manner that avoids infringement. This reengineering process could require us to expend significant additional research and development resources, and we may not be able to complete the reengineering process successfully. In addition to risks related to license requirements, use of certain open source model can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification or other contractual protection regarding infringement claims or the quality of the code. There is little legal precedent in this area and any actual or claimed requirement to disclose our proprietary source code or pay damages for breach of contract could harm our business and could help third parties, including our competitors, develop technologies and platforms that are similar to or better than ours. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition and results of operations.

The use of open-source software may also present additional security risks because the source code for open-source software is publicly available, which may make it easier for hackers and other parties to determine how to breach our website and systems that rely on open-source software. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a material adverse effect on our business, results of operations, financial condition and prospects.

We may not have sufficient insurance coverage to cover our business risks.

We provide social security insurance for our employees as required by mainland China laws, and we also provide supplemental commercial medical insurance for our employees. We may not be able to acquire any insurance for certain types of risks such as business liability or service disruption insurance for all of our operations in mainland China, and our coverage may not be adequate to compensate for all losses that may occur, particularly with respect to loss of business or operations. For example, we do not maintain business interruption insurance, nor do we maintain key-man life insurance. Any business disruption, litigation, regulatory action, outbreak of epidemic disease or natural disaster could also expose us to substantial costs and diversion of resources. There can be no assurance that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

Our operations depend on the performance of the internet infrastructure and telecommunications networks in mainland China.

The successful operation of our business depends on the performance of the internet infrastructure and telecommunications networks in mainland China. Almost all access to the internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the MIIT. Moreover, we have entered into contracts with various subsidiaries of a limited number of telecommunications service providers at provincial level and rely on them to provide us with data communications capacity through local telecommunications lines. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with mainland China’s internet infrastructure or the telecommunications networks provided by telecommunications service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure. However, we have no control over the costs of the services provided by telecommunications service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. If internet access fees or other charges to internet members increase, our member traffic may decline and our business may be harmed.

We may require additional capital to pursue our business objectives and respond to business opportunities, challenges, or unforeseen circumstances. If we are unable to generate sufficient cash flows or if capital is not available to us, our business, operating results, financial condition and prospects could be adversely affected.

If we are unable to generate sufficient cash flows, we would require additional capital to pursue our business objectives and respond to business opportunities, challenges, or unforeseen circumstances, as well as to make marketing expenditures to improve our brand awareness, develop new services, further improve our existing services, build and maintain our offline facilities, enhance our operating infrastructure, and acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. However, additional funds may not be available when we need them on terms that are acceptable to us or at all. Volatility in the equity and credit markets, including due to macroeconomic conditions, may also have an adverse effect on our ability to obtain equity or debt financing. An inability to obtain adequate financing or financing on terms satisfactory to us when we require it could significantly limit our ability to continue to pursue our business objectives and to respond to business opportunities, challenges, or unforeseen circumstances, and may adversely affect our business, operating results, financial condition, and prospects.

If we raise additional capital, it may dilute our shareholders’ ownership in us or cause our shareholders to be subordinated to the rights of senior security holder.

We may need to raise additional funds through public or private debt or equity financings in order to meet various objectives, such as:

●	acquiring businesses, users, technologies, services;

●	taking advantage of growth opportunities, including more rapid expansion;

●	making capital improvements to increase our capacity;

●	developing new services or funding service development requirements; and

●	responding to competitive pressures.

Any additional capital raised through the sale of equity, or convertible debt securities, may dilute our shareholders’ respective ownership percentages in us. Furthermore, any additional debt or equity financing we may need may not be available on terms favorable to us, or at all. If future financing is not available or is not available on acceptable terms, we may not be able to raise additional capital, which could significantly limit our ability to implement our business plan or grow our business.

We, and our directors and officer, may be involved in legal and/or regulatory proceedings that are expensive and time consuming and, if resolved adversely, that may materially adversely affect us.

We, and our directors or officers, may be subject to disputes with various counterparties with which we transact from time to time in the ordinary course of our business, such as service providers, customers, competitors and investors, which may lead to legal proceedings. These proceedings, if and when materialize, could have a material adverse effect on our business, results of operations and financial condition. Claims arising out of actual or alleged violations of law could also be asserted against us by consumers and businesses that utilize our services, by competitors, or by governmental entities in civil or criminal investigations and proceedings or by other entities. These claims could be asserted under a variety of laws, including but not limited to consumer finance laws, product liability laws, consumer protection laws, intellectual property laws, unfair competition laws, privacy laws, labor and employment laws, securities laws, real estate laws, tort laws, contract laws, property laws and employee benefit laws. For example, we are currently subject to certain ongoing contract disputes as well as other proceedings in mainland China. These cases are still ongoing, but we believe the claims are without merit and we will defend ourselves accordingly. We are unable, however, to predict the outcome of these cases, or reasonably estimate a range of possible loss, if any, given the current status of the proceedings. We have not recorded any accrual for expected loss payments with respect to these cases as of the date of this annual report and do not believe that any of the ongoing claims is material to our overall business operations. There is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. Even if we are successful in our attempt to defend ourselves in legal and administrative actions or to assert our rights under various laws, enforcing our rights against the various parties involved may be expensive, time-consuming and ultimately futile. These actions could expose us to negative publicity and to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business.

Acquisitions, strategic alliances and investments could be costly, difficult to integrate, disrupt our business and adversely affect our results of operations and value of your investment.

As we continue to expand our operations, we have and may in the future enter into strategic alliances or to acquire substantial asset or equities from a pool of candidates that fit our criteria. We are not certain that we will be able to consummate any such transactions in the future or identify those candidates that would result in the most successful combinations, or that future acquisitions will be able to be consummated at reasonable prices and terms. We cannot assure you that we will realize the anticipated benefits of these or any future acquisitions. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses related to identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

In addition, increased competition for acquisition candidates could result in fewer acquisition opportunities for us and higher acquisition prices. Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

●	lack of suitable acquisition candidates;

●	intense competition with other auction groups or new industry consolidators for suitable acquisitions;

●	deterioration of our financial capabilities;

●	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

●	non-performance by, or conflicts of interest with, the parties with whom we enter into investments or alliances;

●	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

●	difficulties in retaining, training, motivating and integrating key personnel;

●	diversion of management’s time and resources from our normal daily operations;

●	difficulties in successfully incorporating licensed or acquired technology and rights into our platform and service offerings;

●	difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;

●	difficulties in retaining relationships with users, employees and third-party service providers of the acquired business;

●	risks of entering markets in which we have limited or no prior experience;

●	regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;

●	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

●	failure to successfully further develop the acquired technology or maintain acquired facilities;

●	liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

●	potential disruptions to our ongoing businesses; and

●	unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

We may not make any investments or acquisitions, and we cannot guarantee that any future investments or acquisitions will be successful, beneficial for our business strategy, or generate sufficient revenues to offset the associated acquisition costs or otherwise yield the intended benefits. In addition, we cannot assure you that any future investment in or acquisition of new businesses or technology will lead to the successful development of new or enhanced service offerings, or that any new or enhanced technology or services, if developed or offered, will achieve market acceptance or prove to be profitable. Furthermore, we may fail to identify or secure suitable acquisition, investment and other strategic opportunities, or our competitors may capitalize on such opportunities before we do, which could impair our ability to compete effectively with our competitors and adversely affect our growth prospects and results of operations.

The current tensions in international trade and rising international political tensions may adversely affect our business, financial condition, and results of operations.

In recent years, there have been heightened trade and political tensions in international relations, particularly between the United States and China. These tensions have affected both diplomatic and economic ties between the two countries and created uncertainties to the international economy as a whole. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between major economies. The existing tensions and any further deterioration in the relationship between the United States and China and between other countries may have a negative impact on the general, economic, political, and social conditions around the globe, United States and China in particular, and thus adversely impact our business, financial condition, and results of operations.

The U.S. government has implemented policies restricting international trade and investment, such as tariffs, export controls, economic or trade sanctions, and foreign investment filing and approval requirements. These actions may materially and adversely affect international trade, global financial markets, and the stability of the global economic condition. For example, since early 2025, the United States has implemented significant changes to U.S. trade policy with China, including by imposing additional tariffs on Chinese imports. China has responded by imposing, and proposing to impose additional or higher tariffs on products imported from the United States, among other measures. There remains considerable uncertainty regarding future tariff rates and the trajectory of U.S.-China trade relations. It also remains uncertain whether increased tariffs and trade tensions will create further disruptions and uncertainties to the international trade and lead to a downturn to the global economy.

In addition, the United States government has taken efforts to limit the outbound U.S. investments to China. On August 9, 2023, the Biden administration of the United States released an executive order directing the Department of Treasury to create an outbound foreign direct investment review program that would require reporting on or (in more narrow circumstances) prohibit investments by U.S. persons involving “covered national security technologies and products.” On October 28, 2024, the Department of Treasury issued a final rule to implement the executive order, providing details on technical specifications and other aspects of the operative regulations, which came into effect on January 2, 2025. This is referred to as the Outbound Investment Rule. The Outbound Investment Rule imposes investment prohibitions and notification requirements on U.S. persons for a wide range of investments in entities associated with “countries of concern,” currently only China, that are engaged in activities relating to (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems. These entities are collectively defined as “Covered Foreign Persons.” U.S. persons subject to the Outbound Investment Rule are prohibited from making, or required to report, transactions involving Covered Foreign Persons that are defined as “covered transactions,” although the Outbound Investment Rule excludes some investments from the scope of covered transactions, including those in publicly traded securities. The Outbound Investment Rule introduces new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based issuers including us. We do not believe that Yimutian Inc. would be defined as a Covered Foreign Person under the Outbound Investment Rule because we do not engage in a “covered activity” (as defined in the Outbound Investment Rule) or otherwise meet the definition of Covered Foreign Persons provided in the Outbound Investment Rule. However, there is no assurance that the U.S. Department of Treasury will take the same view as ours. If we were to be deemed a “Covered Foreign Person,” and if U.S. persons were to engage in a “covered transaction” (as defined under the Outbound Investment Rule) that involves the acquisition of our equity interests, such U.S. persons may need to make a notification pursuant to the Outbound Investment Rule. In addition, even though U.S. persons’ acquisitions of publicly traded securities (such as our ADSs) will be exempted from the scope of covered transactions under the Outbound Investment Rule, the rule could still limit our ability to raise capital or contingent equity capital from U.S. investors given that the relevant laws, regulations, and policies continue to evolve and we cannot rule out the possibility of being deemed a Covered Foreign Person in the future due to different views taken by the U.S. Department of Treasury, potential amendments to the Outbound Investment Rule or the introduction of additional regulations. For example, on February 21, 2025, the White House released President Trump’s “America First Investment Policy” memorandum, outlining several initiatives to incentivize investment from U.S. allies and partners while restricting investments involving “foreign adversaries,” including China. Among other things, the policy aims to expand the industry sectors covered by the U.S. outbound investment regulations and supplement outbound restrictions through the imposition of sanctions. As of the date of this annual report, the proposed changes under the America First Investment Policy are not implemented. In addition, on December 18, 2025, the Comprehensive Outbound Investment National Security Act of 2025, or the COINS Act, was enacted as part of the National Defense Authorization Act for Fiscal Year 2026. The COINS Act largely preserves the core framework of the Outbound Investment Rule while expanding its scope and coverage in certain respects such as expanding covered activities in high-performance computing and supercomputing and hypersonic systems and including more countries of concern The COINS Act will not become effective until the U.S. Department of the Treasury issues implementing regulations, which must be promulgated through notice-and-comment rulemaking and no later than March 13, 2027. Accordingly, the Treasury may amend, expand or otherwise modify existing outbound investment prohibitions and restrictions pursuant to the COINS Act. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects, and our ADSs may significantly decline in value.

Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities across the globe, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on the demand of our services, and thus negatively affect our business, prospects, financial condition, and results of operations.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

The global macroeconomic environment faces numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Russia-Ukraine conflict, the Hamas-Israel conflict, the conflict in the Persian Gulf and surrounding areas as far west as Israel and Lebanon, and the restrictions at various times on shipping through the straits of Hormuz and the Red Sea have heightened geopolitical tensions across the world. The impact of the regional conflicts has contributed to increases in food and energy prices and thus to inflation more generally, with the potential for even more serious consequences if oil and gas facilities are destroyed or shipping is affected for an extended period of time. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. As a result, any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

We face risks related to natural disasters, extreme weather conditions, health epidemics, and other catastrophic incidents, which could significantly disrupt our operations.

Natural disasters, including earthquakes, extreme weather conditions, as well as health scares related to epidemic diseases, and any similar event could materially impact our business. If a disaster or other disruption were to occur in the future that affects the regions where we operate our business, our operations could be materially and adversely affected due to loss of personnel and damages to property and the agricultural products that we plant under the smart farming business. Even if we are not directly affected, such a disaster or disruption could affect our operations or financial condition as we conduct nationwide operations in mainland China.

In addition, our business could be affected by public health epidemics, such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, Zika virus, Ebola virus, coronavirus or other disease. In recent years, outbreaks of COVID-19 resulted in quarantines, travel restrictions and the temporary closure of businesses and facilities worldwide. In particular, the COVID-19 related control measures have had an impact on logistics services. Uncertainties existed with respect to the timely delivery of agricultural products to be shipped to buyers, which led to decreases in trading volumes, paying ratios and the number of active merchants on our platform. As a result, our business and financial results were adversely affected from early 2020 to late 2022.

Risks Related to Our Corporate Structure

Yimutian Inc. is a Cayman Islands holding company with no operations of its own and we currently conduct our operations in mainland China through our subsidiaries and the VIEs. Investors in our ADSs should note that they are purchasing equity interests in a Cayman Islands holding company rather than equity interests in the VIEs in mainland China. Given that there are uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in mainland China, including potential future actions by the mainland China government, if the mainland China government deems that our contractual arrangements with the VIEs do not comply with the laws of mainland China, or if regulations or interpretation of the existing regulations change in the future, we could be subject to penalties or be forced to relinquish our interests in the VIEs.

According to the Announcement of the Ministry of Industry and Information Technology on Launching the Pilot Program of Expanding the Opening-up in Value-added Telecommunications Services, issued by the MIIT on April 8, 2024, the restrictions on foreign shareholding percentages for information services, including information releasing platforms and information delivery services (excluding internet news information, online publishing, online audio-visual services, and internet-based cultural businesses) are lifted. Each of the VIEs, i.e., Beijing Douniu and Yimutian Xinnong, currently holds an ICP License to operate business that involves the provision of internet information services. Despite the lifting of restrictions on foreign shareholding percentages, in accordance with the laws and regulations effective at the time Beijing Douniu and Yimutian Xinnong applied for the ICP Licenses (including the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises (2022 revision) promulgated by the State Council on December 11, 2001 and last amended on March 29, 2022 and the applicable versions of the Special Administrative Measures on Access of Foreign Investment, published by the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce), foreign investors are prohibited from holding more than 50% equity interest in any enterprise engaged in such internet information provision businesses.

Yimutian Inc. is a Cayman Islands exempted company with limited liability, and we currently operate our businesses in mainland China through our subsidiaries and through contractual arrangements with the VIEs instead of holding any equity interests in the VIEs. Yimutian Inc., through its wholly owned subsidiary in mainland China, has entered into a series of contractual arrangements with the VIEs, which enable us to (i) direct activities of the VIEs that most significantly affect the economic performance of the VIEs; (ii) receive substantially all of the economic benefits of the VIEs, to the extent that we have satisfied the conditions for consolidation of the VIEs under U.S. GAAP and (iii) have an exclusive option to purchase all or part of the equity interests and assets in the VIEs when and to the extent permitted by law of mainland China. As a result of these contractual arrangements, we are regarded as the primary beneficiary of the VIEs, and thus consolidate their financial results as the VIEs under the U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements and the VIEs.”

In the opinion of Global Law Office, our PRC counsel, (i) the ownership structures of our WFOE and the VIEs in mainland China are not in violation of mandatory laws and regulations of mainland China currently in effect in all material respects; and (ii) the contractual arrangements between our WFOE, the VIEs and the respective shareholders of the VIEs governed by laws of mainland China are not in violation of mandatory laws or regulations of mainland China currently in effect in all material respects, and valid and binding upon each party to such arrangements in accordance with their terms.However, our PRC counsel has also advised us that the interpretation and application of current and future laws, regulations and rules of mainland China are evolving, and thus the regulatory authorities of mainland China may take a view that is contrary to the opinion of our PRC counsel. If the mainland China government finds that the contractual arrangements do not comply with the restrictions or prohibitions on foreign investment in certain sectors, or if the mainland China government otherwise finds that Yimutian Inc. or the VIEs are in violation of laws or regulations of mainland China or lack the necessary permits or licenses to operate our business, the regulatory authorities of mainland China, including the MIIT and SAMR, would have discretion in dealing with such violations or failures, including, without limitation:

●	revoking the business licenses and/or operating licenses of such entities;

●	discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our subsidiaries in mainland China and the VIEs;

●	imposing fines, confiscating the income from our subsidiaries in mainland China or the VIEs, or imposing other requirements with which we or the VIEs may not be able to comply;

●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledges of the VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over the VIEs;

●	restricting or prohibiting our use of the proceeds of our initial public offering or other offshore financing activities to fund our business and operations in mainland China and our right to collect revenues; or

●	taking other regulatory or enforcement actions that could be harmful to our business.

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If occurrences of any of these events result in our inability to direct the activities of the VIEs in mainland China that most significantly impact its economic performance, and/or our failure to receive the economic benefits from our consolidated variable interest entities, we may not be able to consolidate their financial results in our consolidated financial statements in accordance with U.S. GAAP.

We believe, to the best of our knowledge, our contractual arrangements do not violate any applicable laws and regulations of mainland China currently in force in all material aspects. However, because the interpretation and application of current and future laws and regulations of mainland China are evolving, we cannot preclude the possibility that the regulatory authorities of mainland China may take a view that is contrary to ours. If any of these occurrences results in our inability to direct the activities of the VIEs or our failure to receive the economic benefits from the VIEs or our inability to claim our contractual control rights over the assets of the VIEs that conduct substantially all of our operations in mainland China, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP, which could materially and adversely affect our financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless.

Our contractual arrangements may not be as effective in providing operational control as direct ownership and the VIE shareholders may fail to perform their obligations under our contractual arrangements.

We operate our businesses in mainland China through our subsidiaries and through contractual arrangements with the VIEs instead of holding all the equity interests in the VIEs. Our revenue and cash flow from our such businesses are attributed to the VIEs. The contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. Direct ownership would allow us, for example, to directly or indirectly exercise our rights as a shareholder to effect changes in the boards of directors of the VIEs, which, in turn, could effect changes, subject to any applicable fiduciary obligations at the management level. However, under the contractual arrangements, as a legal matter, if the VIEs or their equity holders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend significant resources to enforce those arrangements and resort to litigation or arbitration and rely on legal remedies under laws in mainland China. These remedies may include seeking specific performance or injunctive relief and claiming damages, any of which may not be effective. In the event we are unable to enforce these contractual arrangements or we experience significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIEs and may lose control over the assets owned by the VIEs. As a result, we may be unable to consolidate the VIEs in our consolidated financial statements, which could materially and adversely affect our financial condition and results of operations.

The interpretation and implementation of the enacted Foreign Investment Law may change from time to time, and these potential changes may impact our business, financial condition and results of operations.

On March 15, 2019, the National People’s Congress of the PRC promulgated the Foreign Investment Law of the PRC, or the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in mainland China, namely, the Sino-foreign Equity Joint Venture Enterprise Law of the PRC, the Sino-foreign Cooperative Joint Venture Enterprise Law of the PRC and the Wholly Foreign-invested Enterprise Law of the PRC, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected regulatory trend of mainland China to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The interpretation and implementation of the Foreign Investment Law is still evolving and may change from time to time, especially in regard to, including, among other things, the nature of consolidated affiliated entity contractual arrangements and specific rules regulating the organization form of foreign-invested enterprises within the five-year transition period. For instance, though the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, it contains a catch-all provision under the definition of “foreign investment,” which includes investments made by foreign investors in mainland China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, we cannot assure you that future laws, administrative regulations or provisions promulgated by the State Counsel will not construe contractual arrangements as a form of foreign investment. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, such as unwinding our existing contractual arrangements and/or disposal of our related business operations, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

Any failure by any of the VIEs or their shareholders to perform their respective obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If any of the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under law of mainland China, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under law of mainland China. For example, if the shareholders of any of the VIEs refuse to transfer their equity interest in such VIEs to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholders’ equity interests in any of the VIEs, our ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired. If these or other disputes between the shareholders of the VIEs and third parties were to impair our ability to direct the activities of and receive economic benefits from the VIEs, our ability to consolidate the financial results of the VIEs would be affected, which would in turn result in a material adverse effect on our business, operations and financial condition.

In addition, the shareholders of the VIEs may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the VIEs and the validity or enforceability of the contractual arrangements. For instance, in the event that such shareholder divorces his or her spouse, the spouse may claim that the equity interest of the VIEs held by such shareholder is part of their marital or community property and should be divided between such shareholder and his or her spouse. If such claim is supported by the competent court, the equity interest may be obtained by the shareholder’s spouse or another third party who is not bound by our contractual arrangements, which could make us unable to direct the activities of and receive economic benefits from the VIEs. Even if we receive a consent letter from the spouse of a nominee shareholder of the VIEs where such spouse undertakes that he or she would not take any actions to interfere with the contractual arrangements, including by claiming that the equity interest of the VIEs held by such shareholder is part of their marital or community property, we cannot assure you that these undertakings will be complied with or effectively enforced. Similarly, if any of the equity interests of the VIEs are inherited by a third party on whom the current contractual arrangements are not binding, we may not be able to direct activities of the VIEs that most significantly affect the economic performance of the VIEs or receive substantially all of the economic benefits of the VIEs, which could cause significant disruption to our business operations and harm our financial condition and results of operations.

All the agreements under our contractual arrangements are governed by law of mainland China. Accordingly, these contracts would be interpreted in accordance with law of mainland China, and any disputes would be resolved in accordance with legal procedures in mainland China.

All the agreements under our contractual arrangements are governed by mainland China law and provide for the resolution of disputes through arbitration in mainland China, which means that these agreements would be subject to interpretation in accordance with the laws of mainland China and any disputes arising therefrom would be resolved in accordance with legal procedures in mainland China. We face uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under law of mainland China, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in courts of mainland China, which would require additional expenses and time. In the event we are unable to enforce these contractual arrangements, or if additional time or procedures are required in the process of enforcing these contractual arrangements, we may not be able to direct activities of the VIEs that most significantly affect the economic performance of the VIEs or receive substantially all of the economic benefits of the VIEs, and our ability to conduct our business may be negatively affected.

The shareholders of the VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of the VIEs may have actual or potential conflicts of interest with us. These shareholders may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material and adverse effect on our ability to effectively control the VIEs and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

We may invoke the right under the equity pledge agreements with the shareholders of the VIEs to enforce the equity pledge in the case of any shareholder’s breach of the contractual arrangements. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. The shareholders of the VIEs have executed powers of attorney to appoint the WFOE or a person designated by the WFOE to vote on their behalf and exercise voting rights as shareholders of the VIEs. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the VIEs with these contractual arrangements, we would have to rely on legal proceedings, which could result in disruption of part of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to the VIEs may be subject to scrutiny by the tax authorities of mainland China and they may determine that we or the VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable laws and regulations of mainland China, arrangements and transactions among related parties may be subject to audit or challenge by the tax authorities of mainland China within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the mainland China tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable laws, rules and regulations of mainland China, and adjust the income of the VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIEs for tax purposes in mainland China, which could in turn increase its tax liabilities without reducing tax expenses of our subsidiaries in mainland China. In addition, the tax authorities of mainland China may impose late payment fees and other penalties on the VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIEs’ tax liabilities increase or if it is required to pay late payment fees and other penalties.

We may lose the ability to use, or otherwise benefit from, the licenses, approvals and assets held by the VIEs, which could severely disrupt our business, render us unable to conduct some of our business operations and constrain our growth.

As part of our contractual arrangements with the VIEs, the VIEs hold certain assets (including equity interests in the subsidiaries of the VIEs), licenses and permits that are material to our business operations, such as the ICP License and the EDI License. The contractual arrangements contain terms that specifically obligate VIEs’ shareholders to ensure the valid existence of the VIEs and restrict the disposal of material assets of the VIEs. However, in the event the VIEs’ shareholders breach the terms of these contractual arrangements and voluntarily liquidate the VIEs, or the VIEs declare bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or even all of our business operations or otherwise benefit from the assets held by the VIEs, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, if any of the VIEs undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of the assets of such VIE, thereby hindering our ability to operate our business as well as constraining our growth.

We rely on our WFOE and the VIEs for certain operations in mainland China. We also rely on dividends and other payments from the VIEs to pay dividends and other cash distributions to our shareholders, and any limitation on the ability of the VIEs to pay dividends to us could have a material adverse effect on our ability to pay dividends to our shareholders.

Yimutian Inc. is a Cayman Islands holding company and relies principally on dividends and other distributions paid by its subsidiaries in mainland China for cash needs, including paying dividends and other cash distributions to our shareholders, servicing any debt we and the VIEs may incur and paying our and the VIEs’ operating expenses. If the VIEs incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Current laws and regulations of mainland China permit our subsidiaries in mainland China to pay dividends to us only out of its retained earnings, if any, determined in accordance with Chinese accounting standards and regulations and the VIEs shall make up its losses of previous years when conducting outward remittance. Under the applicable requirements of laws and regulations of mainland China, the VIEs is required to set aside at least 10% of its accumulated after-tax profits based on PRC accounting standards each year to fund certain statutory reserves until the accumulated amount of such reserve reaches 50% of its registered capital. At its discretion, the WFOE may allocate a portion of its after-tax profits based on PRC accounting standards to its discretionary reserve fund, or its staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Any limitation on the ability of our subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Risks Related to Doing Business in Mainland China

We are subject to evolving laws and regulations of mainland China that could require us to modify our current business practices and incur increased costs, and the mainland China government’s oversight over our business operations could result in a material adverse change in our operations and the value of our Class A ordinary shares or ADSs.

Our principal operating subsidiaries and the VIEs are incorporated under and governed by the laws of mainland China. The legal system of mainland China is based on written statutes. Prior court decisions may be cited for reference, but have limited precedential value. In 1979, the mainland China government began to promulgate a comprehensive system of laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade.

As all of our business is conducted in mainland China, our operations are principally governed by laws and regulations of mainland China. The legal system in mainland China evolves rapidly, and the interpretations of laws, regulations and rules may change from time to time.

As a result, we may be required to modify our business practices and incur additional costs from time to time to maintain compliance with the requirements. The enforcement of laws in mainland China and rules and regulations in mainland China can change quickly with little advance notice. Their interpretations and enforcement involve uncertainties. These uncertainties could limit the legal protections available to us. In addition, a mainland China-based company, such as our company, may be subject to applicable processes or procedural requirements in order to obtain or maintain permits or licenses required to conduct business in mainland China. In the absence of required permits or licenses, government authorities could impose material sanctions or penalties on us. In addition, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, litigation typically takes time, which may result in substantial costs and diversion of our resources and management attention, and we cannot predict the outcome of administrative and court proceedings.

Similar to situations of many other countries, the mainland China government has oversight over the conduct of our business and may influence or intervene our operations at any time, which could result in a material change in our operations and/or the value of our Class A ordinary shares or ADSs. Recent regulatory developments in mainland China may subject us to additional regulatory review, including the cybersecurity review, data security assessment and disclosure requirement, or otherwise restrict our ability to offer securities and raise capital outside mainland China, all of which may affect the business of us and the VIEs and the value of our securities. Regulatory authorities in mainland China may in the future release regulations or policies regarding our industry that may have an impact on our business, financial condition and results of operations. Furthermore, the mainland China government has recently promulgated certain measures to supervise overseas securities offering of domestic entities, indicating an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and/or foreign investment in mainland China-based companies like us. If we fail to comply with the new measures relating to overseas securities offering of domestic entities, such failure could adversely affect our business, financial condition and results of operations and the value of our Class A ordinary shares or the ADSs, or significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

The approval of and/or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under the laws of mainland China, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by the PRC-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by mainland China-based overseas-listed companies.

On February 17, 2023, the CSRC released the Trial Measures, and several supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. If a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines between RMB1 million and RMB10 million. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to M&A Rules and Overseas Listing.”

On February 24, 2023, the CSRC, jointly with other government authorities, promulgated the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises, which took effect on March 31, 2023. According to these provisions, domestic companies, whether offering and listing securities overseas directly or indirectly, must strictly abide the applicable laws and regulations when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities services providers such as securities companies and accounting firms or overseas regulators in the process of their overseas offering and listing. If such documents or materials contain any state secrets or government authorities work secrets, domestic companies must obtain the approval from competent government authorities according to the applicable laws, and file with the secrecy administrative department at the same level with the approving government authority. Furthermore, these provisions also provides that securities companies and securities service providers shall also fulfill the applicable legal procedures when providing overseas regulatory institutions and other relevant institutions and individuals with documents or materials containing any state secrets or government authorities work secrets or other documents or materials that, if divulged, will jeopardize national security or public interest. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to M&A Rules and Overseas Listing.” Since these provisions were promulgated only recently, uncertainties still exist with respect to the interpretation and implementation of such provisions and how they will affect us.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that any additional approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Measures for Cybersecurity Review, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in mainland China, limit our ability to pay dividends outside of mainland China, limit our operating privileges in mainland China, delay or restrict the repatriation of the proceeds from our offshore offerings into mainland China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if any regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China and Hong Kong. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The independent registered public accounting firm that we use, Assentsure PAC, is headquartered in Singapore. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, which amended the HFCAA (i) to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not have complete access to inspect or investigate a company’s auditors. As it was originally enacted, the HFCAA applied only if the PCAOB’s inability to inspect or investigate because of a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023, the HFCAA now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in the jurisdiction where the accounting firm that we use to issue an audit report on our financial statements filed with the SEC is headquartered, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Increases in labor costs, including wages, and enforcement of more stringent labor laws and regulations in mainland China, could adversely affect our business, financial condition and results of operations.

Overall economy and the average wage in mainland China have increased in recent years and are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to those who pay for our services, our results of operations may be materially and adversely affected.

Under the PRC Social Insurance Law and the Administrative Measures on Housing Provident Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing provident funds, and employers are required, together with their employees or separately, to pay contribution to social insurance and housing provident funds for their employees. Government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. As of the date of this annual report, certain of our subsidiaries in mainland China and the VIEs failed to make adequate contribution of social insurance and housing provident fund for their employees based on an amount required by applicable laws of mainland China. In addition, certain subsidiaries and the VIEs made contribution of social insurance and housing provident fund for their employees in the name of certain third-party institutions, rather than in their own name. Competent authorities in mainland China may require us to pay, or in the case of any shortfalls, to cover, such social insurance and housing fund contributions, or require us to make contribution for our employees in the name of our subsidiaries and the VIEs. We could also be subject to fines and legal sanctions due to any failure to make social insurance and housing fund contributions for our employees.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practices do not and will not violate labor-related laws and regulations in mainland China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations regarding including those relating to obligations to make social insurance payments and contribute to the housing funds. If we are deemed to have violated labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations will be adversely affected.

Any severe or prolonged slowdown in the global or Chinese economy may adversely affect our business and results of operations.

We have conducted all of our operations in mainland China and all of our revenues have been derived from our operations in mainland China. Our results of operations and prospects are, to a significant degree, subject to economic, political and legal developments in mainland China, as well as the global economic conditions in general. The global macroeconomic environment still faces numerous challenges. The Russia-Ukraine conflict, the Hamas-Israel conflict and the attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Economic conditions in the areas where we operate are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate. Any severe or prolonged slowdown in the economic conditions in the areas where we operate may materially and adversely affect the business, results of operations and our financial condition.

Heightened tensions in international relations, including between the United States and China, may adversely affect our business, financial condition and results of operations.

There have been heightened tensions in international economic relations in recent years and these tensions may continue to escalate in the future. These tensions have resulted in changes in international trade policies and, as they further escalate, may result in additional barriers to trade. For example, the tensions between the United States and China in recent years have led to additional, or higher tariffs imposed by the United States on products imported from China and restrictions on the sale of certain products into the United States. China has responded by imposing, and proposing to impose additional, or higher tariffs on products imported from the United States, among other measures. While cross-border business currently is not an area of our focus, if we plan to expand our business internationally in the future, any unfavorable government policies on international trade may affect consumer demands, our ability to provide certain products through our platform or our ability to provide services in certain countries.

In addition, international political tensions have escalated and continue to be subject to uncertainties with respect to a wide range of issues. For example, the U.S. government has adopted measures aiming to prohibit or restrict U.S. investment in China-associated companies that operate in certain industries. Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities, which would materially and adversely affect the global economic conditions and the stability of global financial markets. These developments may also lead to increased compliance costs, operational disruptions, and potential constraints on our access to capital markets. Any further escalation of international tensions may have a negative impact on the general, economic, political, and social conditions of the countries where we intend to operate in the future and may adversely impact our business, financial condition and results of operations.

Recent litigation and negative publicity surrounding mainland China-based companies listed in the United States may negatively impact the trading price of our ADSs.

We believe that recent litigation and negative publicity surrounding companies with operations in mainland China that are listed in the United States have negatively impacted the stock prices of these companies. Certain politicians in the United States have publicly warned investors to shun mainland China-based companies listed in the United States. The SEC and the PCAOB also issued a joint statement on April 21, 2020, reiterating the disclosure, financial reporting and other risks involved in the investments in companies that are based in emerging markets as well as the limited remedies available to investors who might take legal action against such companies. Furthermore, various equity-based research organizations have recently published reports on mainland China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny on us, regardless of its lack of merit, could cause the market price of our ADSs to fall, divert management resources and energy, cause us to incur expenses in defending ourselves against rumors, and increase the premiums we pay for director and officer insurance.

We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries in mainland China to make payments to us could have a material and adverse effect on our ability to conduct our business.

Yimutian Inc. is a Cayman Islands holding company and relies principally on dividends and other distributions on equity from its subsidiaries and the VIEs in mainland China for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and services of any debt we may incur. The ability of the subsidiaries and the VIEs in mainland China to distribute dividends is based upon their distributable earnings. Current regulations in mainland China permit our subsidiaries and the VIEs in mainland China to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries and the VIEs in mainland China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. If our subsidiaries and the VIEs in mainland China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

To address the persistent capital outflow and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital regulation measures in the subsequent months, including stricter vetting procedures for mainland China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the People’s Bank of China issued the Circular on Further Clarification of Relevant Matters Relating to Offshore RMB Loans Provided by Domestic Enterprises on November 26, 2016, which provides that offshore RMB loans provided by a domestic enterprise to offshore enterprises with which it has an equity relationship shall not exceed 30% of the domestic enterprise’s most recent audited owner’s equity, and such percentage limit has been increased to 50% in January 2021. The circular may constrain our subsidiaries in mainland China’ ability to provide offshore loans to us. The mainland China government may strengthen its capital regulations from time to time and dividends and other distributions of our subsidiaries in mainland China may be subject to tightened scrutiny in the future. Any limitation on the ability of our subsidiaries in mainland China to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-mainland-China resident enterprises unless reduced under treaties or arrangements between the central government of mainland China and governments of other countries or regions where the non-mainland-China resident enterprises are tax resident.

The custodians or authorized members of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under law of mainland China, legal documents for corporate transactions, including agreements and contracts, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with SAMR. A company chop or seal may serve as the legal representation of the company towards third parties even when unaccompanied by a signature.

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application, which will then be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees.

Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

Mainland China regulations of loans to and direct investment in domestic entities by offshore holding companies and governmental regulations of currency conversion may restrict or delay us from using the proceeds of our initial public offering or other offshore financing activities to make loans or additional capital contributions to our subsidiaries in mainland China, which could adversely affect our liquidity and our ability to fund and expand our business.

As an offshore holding company with subsidiaries in mainland China, we may transfer funds to our mainland China subsidiaries by means of loans or capital contributions. Any funds we transfer to our subsidiaries in mainland China, either as a shareholder loan or as an increase in registered capital, are subject to mainland China regulations and approval by or registration with government authorities in mainland China. According to the regulations on foreign-invested enterprises, or the FIEs, in mainland China, capital contributions to our subsidiaries in mainland China are subject to registration with SAMR or its local counterpart and registration with a local bank authorized by SAFE. In addition, (i) any foreign loan procured by our subsidiaries in mainland China is required to be registered with SAFE or its local branches and (ii) our subsidiaries in mainland China may not procure loans which exceed the difference between its total investment amount and registered capital or, as an alternative, they may only procure loans subject to the calculation approach and limitation as provided by the People’s Bank of China.

On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015 and was last amended in March 2023. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises. SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective on June 9, 2016. Pursuant to SAFE Circular 16, enterprises registered in mainland China may also convert their foreign debts from foreign currency to Renminbi on a discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including, but not limited, to foreign currency capital and foreign debts) on a discretionary basis which applies to all enterprises registered in mainland China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by laws or regulations in mainland China, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering or other offshore financing activities, to our mainland China subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in mainland China. On October 23, 2019, SAFE further issued the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-Border Trade and Investment, or SAFE Circular 28, which took effect on the same day. SAFE Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in mainland China as long as such investments do not violate then effective negative list for foreign investments and the target investment projects are genuine and in compliance with laws. In addition, SAFE Circular 28 stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the banks in advance for those domestic payments. On April 10, 2020, SAFE promulgated the Circular of SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business the reform of facilitating the payments of incomes under the capital accounts shall be promoted nationwide. Violations of these circulars or any future foreign exchange related rules could result in severe monetary or other penalties.

In light of the various requirements imposed by the mainland China regulations on loans to, and direct investment in, domestic entities by offshore holding companies, we cannot assure you that we will be able to obtain the necessary government approvals or complete the necessary registrations in a timely manner, or at all, with respect to future capital contributions or foreign loans by us to our mainland China subsidiaries. If we fail to receive such approvals or complete such registration or filing, our ability to use the proceeds from our initial public offering or other offshore financing activities to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

The M&A Rules and certain other regulations in mainland China establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in mainland China.

The Rules on Merger & Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six regulatory agencies in mainland China on August 8, 2006 and amended on June 22, 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a domestic enterprise in mainland China. Moreover, the PRC Anti-monopoly Law, or the Anti-monopoly Law, promulgated by the SCNPC on June 24, 2022, requires that SAMR shall approve in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review related regulations and rules including Notice of the General Office of the State Council on the Establishment of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors and the Security Review Rules issued by General Office of the PRC State Council effective on March 4, 2011 and the Provisions on the National Security Review of Foreign Mergers and Acquisitions of Domestic Enterprises or the National Security Review Provisions, issued by the MOFCOM effective on September 1, 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. The anti-monopoly enforcement agencies of mainland China have in recent years strengthened enforcement under the PRC Anti-monopoly Law. As a result, we may receive greater scrutiny and attention from regulators and more frequent and stringent investigation or review by regulators, which will increase our compliance costs, and it could be time-consuming to comply with the regulations described above to complete future transactions. Furthermore, any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Fluctuations in exchange rates could have an adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into other currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against other currencies, at times significantly and unpredictably. The value of Renminbi against other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. It is difficult to predict how market forces or government policies may impact the exchange rate between Renminbi and other currencies in the future.

Limited hedging options are available in mainland China to reduce our exposure to exchange rate fluctuations. As of the date of this annual report, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by foreign exchange regulations of mainland China that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

In mainland China, regulations relating to offshore investment activities by domestic residents may subject our domestic resident beneficial owners or our subsidiaries in mainland China to liability or penalties, limit our ability to inject capital into our subsidiaries in mainland China, limit ability of our subsidiaries in mainland China to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

SAFE issued Circular on Several Issues concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and in Return Investments via Overseas Special Purpose Companies, or Circular No. 75, on October 21, 2005, which became effective on November 1, 2005. Under Circular 75, prior registration with the local SAFE branch is required for domestic residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in mainland China. In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, which repealed and replaced Circular 75 in its entirety. SAFE Circular 37 requires domestic residents (including mainland China individuals and mainland China corporate entities) to register with SAFE or its local branches in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such domestic residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. SAFE Circular 37 is applicable to our shareholders who are domestic residents and may be applicable to any offshore acquisitions that we make in the future. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Foreign Exchange.”

We are committed to complying with these regulations and to ensuring that our shareholders and beneficial owners who are subject thereto will comply with the SAFE rules and regulations. However, because the implementation of the regulatory requirements by the authorities of mainland China will be determined on an ad hoc basis depending on the facts and circumstances, we cannot assure you that such registration will always be practically available in all circumstances as provided in those regulations.

We have requested shareholders or beneficial owners who directly or indirectly hold shares in our Cayman Islands holding company and are known to us as being domestic residents to complete their registration with or to obtain approval by the local SAFE, the NDRC, or the MOFCOM branches. However, we may not be informed of the identities of all the mainland China individuals or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with the SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are domestic residents have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by SAFE, the NDRC and the MOFCOM regulations. Any failure or inability by such shareholders, beneficial owners or our subsidiaries to comply with SAFE, the NDRC and the MOFCOM regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or ability of our subsidiaries in mainland China to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Any failure to comply with regulations of mainland China regarding the registration requirements for employee stock incentive plans may subject the Chinese plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, domestic residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company. Pursuant to these rules, domestic citizens of mainland China and non-domestic citizens who reside in mainland China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the subsidiaries in mainland China of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are mainland China citizens or who reside in mainland China for a continuous period of not less than one year and who have been granted options are subject to these regulations as our company is an overseas-listed company. Failure to complete SAFE registrations may subject them to fines and legal sanctions, and there may be additional restrictions on the ability of them to exercise their stock options or remit proceeds gained from sale of their stock into mainland China. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under mainland China law. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Foreign Exchange.”

In addition, the State Administration of Taxation, or the SAT has issued circulars concerning employee share options or restricted shares. Under these circulars, employees working in mainland China who exercise share options, or whose restricted shares or restricted share units vest, will be subject to individual income tax of mainland China. Our subsidiaries in mainland China have obligations to file documents related to employee share options or restricted shares with tax authorities and to withhold individual income taxes of those employees related to their share options, restricted shares or restricted share units. In addition, the sales of the ADSs or shares held by such mainland China individual employees after their exercise of the options, or the vesting of the restricted shares or restricted share units, are also subject to mainland China individual income tax. If the employees fail to pay, or the subsidiaries in mainland China fail to withhold, their income taxes according to the laws, rules and regulations, the subsidiaries in mainland China may face sanctions imposed by the tax authorities or other government authorities of mainland China.

If we are classified as a mainland China resident enterprise for mainland China enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-mainland-China shareholders and ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of mainland China with its “de facto management body” within mainland China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT, issued the Notice of the SAT Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, and was amended in 2014 and 2017, which provides certain specific criteria for determining whether the “de facto management body” of a mainland China-controlled enterprise that is incorporated offshore is located in mainland China. Although this circular only applies to offshore enterprises controlled by mainland China enterprises or mainland China enterprise groups, not those controlled by mainland China individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a mainland China enterprise or a mainland China enterprise group will be regarded as a mainland China tax resident by virtue of having its “de facto management body” in mainland China and will be subject to mainland China enterprise income tax on its global income only if all of the following conditions are met: (i) the senior management and core management departments in charge of its daily operations function have their presence mainly in mainland China; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in mainland China; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in mainland China; and (iv) not less than half of the enterprise’s directors or senior management with voting rights habitually reside in mainland China. Further to SAT Circular 82, in June 2018 the SAT amended the Measures for the Administration of Income Tax for Chinese-Funded Holding Resident Enterprises Registered Abroad (for Trial Implementation), or the SAT Bulletin 45, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters.

We believe our company is not a mainland China resident enterprise for mainland China tax purposes. However, the tax resident status of an enterprise is subject to determination by mainland China tax authorities and the interpretation of the term “de facto management body.” If the tax authorities of mainland China determine that our company is a mainland China resident enterprise for enterprise income tax purposes, we will be subject to mainland China enterprise income on our worldwide income at the rate of 25%. Furthermore, we are required to withhold a 10% withholding tax from dividends we pay to our shareholders (including our ADS holders) that are non-resident enterprises. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to tax of mainland China at a rate of 10% on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such gain is treated as derived from a source of mainland China. Furthermore, if we are deemed a mainland China resident enterprise, dividends paid to our non-mainland China individual shareholders (including our ADS holders) and any gain realized on the sale or other disposition of ADSs or Class A ordinary shares by such shareholders (including ADS holders) may be subject to tax of mainland China at a rate of 20% (which in the case of dividends may be withheld at source). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-mainland China shareholders (including ADS holders) of our company would, in practice, be able to obtain the benefits of any tax treaties between their country of tax residence and mainland China in the event that we are treated as a mainland China resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or Class A ordinary shares.

We face uncertainty with respect to indirect transfers of equity interests in mainland China resident enterprises by their non-mainland China holding companies.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or the SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity securities through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets.

On October 17, 2017, the SAT issued the Public Notice on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Bulletin 37, which came into effect on December 1, 2017 and was amended in June 15, 2018. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the mainland China entity that directly owns the taxable assets, may report such Indirect Transfer to the tax authorities. Using a “substance over form” principle, the tax authority of mainland China may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring tax of mainland China. As a result, gains derived from such Indirect Transfer may be subject to enterprise income tax of mainland China, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a mainland China resident enterprise. Both the transferor and the transferee may be subject to penalties under tax laws in mainland China if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where taxable assets in mainland China are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in our company by investors who are non-mainland-China resident enterprises, our subsidiaries in mainland China may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the transferors from whom we purchase taxable assets to comply with these bulletins, or to establish that our company should not be taxed under these bulletins, which may have a material adverse effect on our financial condition and results of operations.

Our subsidiaries in mainland China may be obliged to withhold individual income taxes for the individual transferors during several historical share transfer transactions where our subsidiaries are transferees.

There exist several historical share transfer transactions where some of our subsidiaries in mainland China were transferees and certain individuals were transferers. For each such share transfer transaction, our subsidiary involved was regarded as a withholding agent, having obligations to make tax declaration to competent tax authorities and withhold individual income taxes on behalf of transferor for his or her share transfer income. Although the historical share transfers were conducted for either nil or nominal consideration, we cannot rule out the possibilities that the consideration of such transactions and corresponding taxable income will be verified and adjusted by tax authorities under certain circumstances as specified in appliable tax laws, and thus our subsidiaries will be required to withhold relevant individual income taxes therefor. Failure to fulfill any of such obligations related to individual share transfer transactions may subject our subsidiaries to penalties under tax laws in mainland China.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us based on foreign laws.

Yimutian Inc. is an exempted company incorporated with limited liability under the laws of the Cayman Islands. We conduct all of our operations in mainland China. As a result, the ability of a shareholder of our company to effect service of process upon us inside mainland China or to enforce against us or them in mainland China any judgment obtained from non-mainland China courts is subject to the laws and regulations of mainland China, and there is uncertainty as to whether an investor will be able to effect such service of process or enforcement of judgment.

The recognition and enforcement of foreign judgments are basically provided for under the PRC Civil Procedures Law, which was promulgated by the National People’s Congress of the PRC, or the NPC, on April 9, 1991, and was last amended by SCNPC on December 24, 2021, taking effect as of January 1, 2022. Courts in mainland China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between the PRC and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have written treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the Cayman Islands or many other countries and regions. In addition, according to the PRC Civil Procedures Law, the courts in mainland China will not enforce a foreign judgment if it is decided as having violated the basic principles of laws of mainland China or national sovereignty, security or public interest. Therefore, recognition and enforcement in mainland China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision are subject to determination in accordance with the laws and regulations of mainland China on an ad hoc basis depending on the facts and circumstances.

The SEC, U.S. Department of Justice and other U.S. authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including mainland China. Legal and other obstacles to obtaining information needed for investigations or litigation or to obtaining access to funds outside the United States, lack of support from local authorities, and other various factors make it difficult for the U.S. authorities to pursue actions against non-U.S. companies and individuals, who may have engaged in fraud or other wrongdoings. Additionally, public shareholders investing in the ADSs have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class actions under securities law and fraud claims, generally are difficult or impossible to pursue as a matter of law or practicality in many emerging markets, including mainland China. As a result of all of the above, you may have more difficulties in protecting your interests in your emerging market investments.

It may be difficult for overseas regulators to conduct investigation or collect evidence within mainland China.

Shareholder claims or regulatory investigation that are common in the United States may be difficult to pursue as a matter of law or practicality in many foreign jurisdictions, including mainland China. For example, in mainland China, there are legal, procedural or other requirements on providing information needed for regulatory investigations or litigation initiated outside mainland China. Although the authorities in mainland China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within mainland China may increase difficulties faced by you in protecting your interests.

Risks Related to the ADSs

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

As of the date of this annual report, the trading price of our ADSs has been volatile since our ADSs started to trade on the Nasdaq on August 19, 2025. The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in mainland China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our net revenues, earnings and cash flows;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

●	announcements of new offerings, solutions and expansions by us or our competitors;

●	changes in financial estimates by securities analysts;

●	detrimental adverse publicity about us, our services or our industry;

●	announcements of new regulations, rules or policies relevant to our business;

●	additions or departures of key personnel;

●	our controlling shareholder’s business performance and reputation;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade. Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our ADSs. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, most of whom have been granted equity incentives.

In the past, shareholders of public companies have often brought securities class-action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class-action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If we fail to meet Nasdaq’s minimum bid price or minimum market value of publicly held shares requirements, our ADSs could be subject to delisting, which may significantly reduce the liquidity of our ADSs and cause further declines to the market price of our ADSs.

Our ADSs are currently listed on the Nasdaq Global Market under the trading symbol “YMT.” The Nasdaq Listing Rules have minimum requirements that a company must meet for continued listing on Nasdaq. These requirements include maintaining a minimum closing bid price of US$1.00 per ADS and a minimum market value of publicly held shares of US$15 million for a period of 30 consecutive trading days.

On November 6, 2025, we received a written notice from Nasdaq indicating that we no longer meet the continued listing requirement of minimum Market Value of Publicly Held Shares (“MVPHS”) for Nasdaq, because our MVPHS for the last 30 consecutive business days was below the minimum MVPHS requirement of US$15 million. We were granted a grace period of 180 calendar days, expiring on May 5, 2026, in which to regain compliance. To regain compliance, our MVPHS must close at US$15 million or more for a minimum of ten consecutive business days during the compliance period, unless Nasdaq exercises its discretion to extend this ten-day period.

On April 2, 2026, we received another written notice from Nasdaq indicating we are not in compliance with the US$1.00 minimum bid price requirement under the Nasdaq Listing Rules. Based on the closing bid price of the our ADSs from February 18, 2026 to April 1, 2026, we have not met the minimum bid price requirement set forth in the Nasdaq Listing Rules during that period. We were granted a grace period of 180 calendar days, expiring on September 29, 2026, in which to regain compliance. To regain compliance, the closing bid price of our ADSs must meet or exceed US$1.00 per ADS for at least ten consecutive business days during the compliance period, unless Nasdaq exercises its discretion to extend this ten-day period.

We are currently evaluating options to regain compliance with Nasdaq’s continued listing requirements. Although we will use all reasonable efforts to achieve compliance with the minimum bid price and minimum MVPHS requirements, there can be no assurance that we will be able to regain compliance with these requirements or will otherwise be in compliance with other Nasdaq continued listing requirements. If we will not be able to cure the deficiencies in a timely manner, or if we are otherwise not eligible, Nasdaq will provide notice that our securities will be subject to delisting. The delisting of our ADSs may significantly reduce the liquidity of our ADSs, cause further declines to the market price of our ADSs, and make it more difficult for us to obtain adequate financing to support our continued operation.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies, and as a result of this election our financial statements may not be comparable to those of companies that comply with public company effective dates, including other emerging growth companies that have not made this election.

You may experience dilution of your holdings due to the inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for the ADSs to decline.

The sale or availability for sale of substantial amounts of ADSs could adversely affect their market price.

Sales of substantial amounts of ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs. In addition, if we issue additional ordinary shares, either through private transactions or in the public markets in the United States or other jurisdiction, your ownership interests in our company would be diluted and this, in turn, would have an adverse effect on the price of our ADSs.

Techniques employed by short sellers may drive down the market price of the ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies that have substantially all of their operations in mainland China have been the subject of short selling. Much of the scrutiny and negative publicity have centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in the ADSs could be greatly reduced or even rendered worthless.

Forum selection provisions in our memorandum and articles of association and our deposit agreement with the depositary bank could limit the ability of holders of our Class A ordinary shares, ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary bank, and potentially others.

Our currently effective memorandum and articles of association provide that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) are the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising under the Securities Act and the Exchange Act. Our deposit agreement also provides that the United States District Court for the Southern District of New York (or, if (i) the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute or (ii) the designation of the United States District Court for the Southern District of New York as the exclusive forum for any particular dispute is, or becomes, invalid, illegal or unenforceable, the state courts in New York County, New York) is the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act. However, the enforceability of similar federal court choice of forum provisions has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits. If a court were to find the federal choice of forum provision contained in our memorandum and articles of association or our deposit agreement to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our memorandum and articles of association, as well as the forum selection provisions in the deposit agreement, may limit a security-holder’s ability to bring a claim against us, our directors and officers, the depositary bank, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. In addition, the Securities Act provides that both federal and state courts have jurisdiction over suits brought to enforce any duty or liability under the Securities Act or the rules and regulations thereunder. Accepting or consent to this forum selection provision does not constitute a waiver by you of compliance with federal securities laws and the rules and regulations thereunder. You may not waive compliance with federal securities laws and the rules and regulations thereunder. The exclusive forum provision in our memorandum and articles of association will not operate so as to deprive the courts of the Cayman Islands from having jurisdiction over matters relating to our internal affairs.

The depositary for the ADSs will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs at shareholders’ meetings if you do not give voting instructions to the depositary, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs at shareholders’ meetings if you do not give voting instructions to the depositary, unless:

●	we have failed to timely provide the depositary with our notice of meeting and related voting materials;

●	we have instructed the depositary that we do not wish a discretionary proxy to be given;

●	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting; or

●	a matter to be voted on at the meeting, if approved, would materially and adversely affect the rights of shareholders.

The effect of this discretionary proxy is that, if you fail to give voting instructions to the depositary, you cannot prevent our ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence our management. Holders of our ordinary shares are not subject to this discretionary proxy.

Because we do not expect to pay dividends in the foreseeable future, you must rely on a price appreciation of the ADSs for a return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may pay a dividend out of either profit or a share premium account, provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts maybe limited, because Yimutian Inc. is incorporated under Cayman Islands law.

Yimutian Inc. is an exempted company incorporated with limited liability under the laws of the Cayman Islands. The corporate affairs of Yimutian Inc. are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may be narrower in scope or less developed than they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States. In addition, while under Delaware law, controlling shareholders owe fiduciary duties to the companies they control and their minority shareholders, under Cayman Islands law, our controlling shareholders do not owe any such fiduciary duties to our company or to our minority shareholders. Accordingly, our controlling shareholders may exercise their powers as shareholders, including the exercise of voting rights in respect of their shares, in such manner as they think fit, subject only to very limited equitable constraints. One of the examples of such constraint is that the exercise of voting rights to amend the memorandum or articles of association of a Cayman Islands company must be exercised in good faith for the benefit of our company as a whole.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of register of members of these companies (other than the memorandum and articles of association, special resolutions which have been passed by shareholders and register of mortgages and charges). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. If we choose to follow home country practice, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act (As Revised) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands and substantially all of our assets are located outside of the United States. All of our current operations are conducted in mainland China. As a result, it may be difficult or impossible for you to bring an action against us or against our directors and executive officers in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of mainland China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding relevant laws of the Cayman Islands and of mainland China, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Enforceability of Civil Liabilities.” However, the deposit agreement gives you the right to submit claims against us to binding arbitration, and arbitration awards may be enforceable against us and our assets in mainland China even when court judgments are not.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, to the fullest extent permitted by applicable law, ADS holders waive any right they may have to a trial by jury in any suit, action or proceeding against us or the depositary directly or indirectly arising out of, based on or relating in any way to our shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory), including any suit, action, claim or proceeding under the U.S. federal securities laws.

If we or the depositary were to oppose a jury trial based on this waiver, the court would have to determine whether the waiver was enforceable based on the facts and circumstances of the case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, or by a federal or state court in the State of New York, which has nonexclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this would be the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other owners or holders of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other owners or holders may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including outcomes that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or the ADSs serves as a waiver by any owner or holder of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the Class A ordinary shares underlying the ADSs.

As an exempted company with limited liability incorporated in the Cayman Islands, Yimutian Inc. is not obliged by the Companies Act (As Revised) to call shareholders’ annual general meetings. As a holder of ADSs, you will not have any direct right to attend general meetings of our company or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the Class A ordinary shares underlying the ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as holder of the Class A ordinary shares underlying the ADSs. Upon receipt of your voting instructions, the depositary may try to vote the Class A ordinary shares underlying the ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with those instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise any right to vote with respect to the underlying Class A ordinary shares unless you cancel the ADSs and withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to enable you to withdraw the shares underlying the ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our currently effective memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying the ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will notify you of the upcoming vote and deliver our voting materials to you, if we ask it to. We cannot assure you that you will receive the voting materials in time to ensure you can direct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying the ADSs are voted and you may have no legal remedy if the shares underlying the ADSs are not voted as you requested.

Holders of the ADSs may not receive cash dividends if the depositary decides it is impractical to make them available to such holders.

The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. To the extent that there is a distribution, the depositary of the ADSs has agreed to pay to holders of the ADSs the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. Holders of the ADSs will receive these distributions in proportion to the number of ordinary shares the ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of the ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to holders of the ADSs.

Our currently effective memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our ordinary shares and ADSs.

Our currently effective memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction.

We are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, or to terminate the deposit agreement, without the prior consent of the ADS holders.

We are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment impose or increase any fees on a per ADS basis, charges or expenses (other than share transfer or other taxes and other governmental charges, transfer or registration fees, the transaction fee per cancellation request (including any cancellation request made through SWIFT, facsimile transmission or any other method of communication) applicable delivery expenses or other such fees, charges or expenses, or that would otherwise prejudice any substantial existing right of the ADS holders, such amendment will not become effective as to outstanding ADSs until the expiration of 30 days after notice of that amendment has been disseminated to the ADS holders, but no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason. For example, terminations may occur when the ADSs are delisted from the stock exchange in the United States on which the ADSs are listed and we do not list the ADSs on another stock exchange in the United States, nor is there a symbol available for over-the-counter trading of the ADSs in the United States. If the ADS facility will terminate, ADS holders will receive at least 30 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying ordinary shares, but will have no right to any compensation whatsoever.

You may be subject to limitations on the transfer of the ADSs.

The ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems it expedient in connection with the performance of its duties and in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Our dual-class voting structure limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our authorized and issued ordinary shares are divided into Class A ordinary shares and Class B ordinary shares (with certain shares remaining undesignated, with power for our directors to designate and issue such classes of shares as they think fit.) Holders of Class B ordinary shares are entitled to twenty (20) votes per share, while the holder of Class A ordinary shares will be entitled to one vote per share. Each Class B ordinary share is convertible into an equal number of Class A ordinary share at any time by the holders thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

As of February 28, 2026, Mr. Jinhong Deng, our founder, chairman of the board of directors and chief executive officer, was able to exercise 75.79% of the total voting power of our issued and outstanding share capital. For more details, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, the holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors, and other significant corporate actions. Any conversion of Class B ordinary shares into Class A ordinary shares may dilute the percentage ownership of the existing holders of Class A ordinary shares within their class of ordinary shares. In addition, the holders of Class B ordinary shares may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay, or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

The dual-class structure of our ordinary shares may adversely affect the trading market for the ADSs.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of the ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for the ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the ADSs.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, our management have additional obligations that require their attention and we incur additional legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented or to be implemented by the SEC and the rules of Nasdaq. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers and will require our management and personnel to devote a substantial amount of time to comply with these rules and regulations.

Yimutian Inc. is a “controlled company” as defined under the Nasdaq Stock Market Rule. As a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements that would otherwise provide protection to shareholders of other companies.

Yimutian Inc. is a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Deng owns more than 50% of our total voting power. For so long as we remain a controlled company, we may rely on certain exemptions from the corporate governance rules. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Even if we cease to be a controlled company, we may still rely on exemptions available to foreign private issuers, including being able to adopt home country practices in relation to corporate governance matters. See “—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies” and “—As an exempted company incorporated in the Cayman Islands, Yimutian Inc. is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq listing standards.”

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q, quarterly certifications by the principal executive and financial officers or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and

●	certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. For example, U.S. domestic issuers are required to file annual reports within 60 to 90 days from the end of each fiscal year. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As an exempted company incorporated in the Cayman Islands, Yimutian Inc. is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq listing standards.

As a Cayman Islands exempted company listed on Nasdaq, we are subject to the Nasdaq Stock Market listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq listing standards. We currently intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of Nasdaq that listed companies must have a majority of independent directors. To the extent that we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under the Nasdaq listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or Class A ordinary shares.

In general, a non-U.S. corporation is a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) consists of assets that produce, or are held for the production of, passive income (the “asset test”), or (ii) 75% or more of its gross income consists of passive income. Although the law in this regard is not entirely clear, we treat our VIEs and their subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our VIEs and their subsidiaries for U.S. federal income tax purposes, we may be treated as a PFIC for the current and subsequent taxable years.

Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, and based upon the current and anticipated value of our assets and the composition of our income and assets, including goodwill and other unbooked intangibles, we do not believe we were a PFIC for our taxable year ended December 31, 2025. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC for any taxable year is a fact intensive determination made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In particular, recent declines in the market price of our ADSs significantly increased our risk of becoming a PFIC. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming classified as a PFIC may substantially increase.

If we were to be or become a PFIC in any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. For more information see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” and “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

We incur increased costs as a result of being a public company.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly.

As a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance with acceptable policy limits and coverage, should we decide to purchase such insurance. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against companies following periods of instability in the market price of those companies’ securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

In addition, after we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

We commenced our business operations in China under the brand name of Yi Cun Wang (易村网) in 2011 through Yi Cun Tong Da (Beijing) Network Technology Co., Ltd., which was established on August 1, 2011 and renamed as Beijing Yimutian Xinnong Network Co., Ltd., or Yimutian Xinnong, on June 15, 2015. On June 15, 2015, we also changed our brand name to Yimutian. Beijing Douniu was established on May 28, 2015 under the name of Beijing Tian Rong Yi Network Technology Co., Ltd. and was changed to its current name on December 26, 2018. Since our inception in 2011, we have been led by our founders and directors, Mr. Jinhong Deng, Mr. Zhijia Liu and Mr. Mi Zhou, who have nearly two decades of experience in both the agriculture industry and the internet technology industry. See “Item 6. Directors, Senior Management and Employees” for more information. We focus on digitalizing China’s agricultural infrastructure and facilitating transactions of agricultural products from farmland to wholesale markets and business buyers and to maximize transaction efficiency.

To further facilitate offshore financing, we established Yimutian Inc. in the Cayman Islands on January 29, 2014. On February 25, 2014, Yimutian Inc. established a wholly owned subsidiary, Yimutian Hong Kong Limited, or Yimutian HK, in Hong Kong as an intermediate holding company. Yimutian HK further established a wholly owned subsidiary, Beijing Yimutian Network Technology Co., Ltd., or Beijing Yimutian, on May 14, 2014 in mainland China. Beijing Yimutian currently primarily engages in digital agricultural commerce services.

On May 30, 2014, we entered into a series of contractual agreements with Yimutian Xinnong and its shareholders then through our WFOE. These contractual agreements were subsequently replaced and superseded by updated agreements on November 8, 2017, March 27, 2020 and October 18, 2023, respectively. On December 14, 2016, we entered into a series of contractual agreements with Beijing Douniu (which was under the name of Beijing Tian Rong Yi Network Technology Co., Ltd.) and its shareholders then through our WFOE. These contractual agreements were subsequently replaced and superseded by a series of updated contractual agreements on December 26, 2018 and October 18, 2023, respectively.

As a result of the contractual arrangements, we are considered the primary beneficiary of Yimutian Xinnong and Beijing Douniu for accounting purpose and have consolidated their operating results in our financial statements under U.S. GAAP, to the extent the conditions for consolidation of these companies under U.S. GAAP were satisfied.

On August 15, 2018, Yimutian Xinnong established Guangdong Yimutian Network Technology Co., Ltd., or Guangdong Yimutian, which engages in the provision of digital agricultural solutions, as its wholly-owned subsidiary.

In August 2025, we completed our initial public offering and listed our ADSs on the Nasdaq Global Market under the symbol “YMT”. We raised approximately US$11.5 million in net proceeds from the issuance of new shares from the initial public offering after deducting underwriting commissions and the other offering expenses payable by us.

On December 8, 2025, we entered into a securities purchase agreement with a certain institutional investor, pursuant to which we agreed to issue and sell up to an aggregate principal amount of US$30,000,000 senior convertible promissory note, or the Notes, which are convertible into our ADSs. On December 8, 2025, we issued and sold to the Investor in the initial closing, a Note in the original principal amount of US$3,370,000. On March 25, 2026, we issued and sold to the institutional investor the second Note in the original principal amount of US$1,500,000. In connection with the Notes, the Company filed a registration statement on Form F-1 to registered the resale of the ADSs on March 2, 2026, which was declared effective by the SEC on March 5, 2026. Upon satisfaction of certain other conditions, the securities purchase agreement contemplates additional closings of up to $25,130,000 in aggregate principal amount of additional Notes.

Each Note will bear interest at a rate of 10% per annum. Interest is payable in arrears on the first calendar day of each calendar month, beginning January 1, 2026. Unless earlier converted, redeemed or extended, the Notes will mature on the one-year anniversary of their respective issuance dates. The holder of Notes may convert all, or any part, of the outstanding principal of the Notes, together with accrued and unpaid interest, and any late charges thereon, at any time, at such holder’s option, into ADSs at the lower of (i) the conversion price, initially, $1.30 per ADS (subject to adjustment including for anti-dilution events and proportional adjustment upon the occurrence of any share split or subdivision, share dividend, share consolidation or combination and/or similar transactions, recapitalization or similar event, and we refer to such conversion price as adjusted as the “Conversion Price”) and (ii) the Market Price (as defined in the Notes) then in effect.

The Company plans to change the ratio of its American Depositary Shares (“ADSs”) to its Class A ordinary shares (the “ADS Ratio Change”) from the current ratio of one ADS representing 25 Class A ordinary shares to 375 Class A ordinary shares, effective on or around May 18, 2026, U.S. Eastern time. For the Company’s ADS holders, the ADS Ratio Change will have the same effect as a 15-for-1 reverse split. Upon the Effective Date, ADS holders will be required to surrender and exchange every 15 existing ADSs then held for one new ADS. JPMorgan Chase Bank, N.A., as the depositary bank for the Company´s ADS program, will arrange for the exchange. The ADS Ratio Change will have no impact on the Company's underlying Class A ordinary shares, and no ordinary shares will be issued or cancelled in connection with the ADS Ratio Change.

Our principal executive offices are located at 6/F, Building B-6, Block A, Zhongguancun Dongsheng Technology Campus, No. 66 Xixiaokou Road, Haidian District, Beijing 100192, People’s Republic of China. Our telephone number at this address is +86 10 57086561. Our registered office in the Cayman Islands is located at the offices of Osiris International Cayman Limited, Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website ir.ymt.com. The information contained on our website is not a part of this annual report.

B.	BUSINESS OVERVIEW

Over a decade, we have been dedicated to digitalizing China’s agricultural product supply chain infrastructure to streamline the agricultural product transaction process, making it efficient, transparent, secure, and convenient. We believe that technology plays a critical role in agriculture, contributing to increased productivity of the industry. Riding on the wave of agri-tech upgrade and leveraging our profound industry experience and accumulated market insights, we provide a comprehensive set of digital solutions to facilitate agricultural product transactions, ranging from searching, matching, to transaction facilitation and settlement. Additionally, leveraging our industry experience and market insights, we have ventured into the realm of smart farming and agricultural sourcing and trading, further broadening our commercialization channels and animating our other business lines.

We pride ourselves as the go-to platform for merchants by leveraging our innovative technology and industry know-how. Technological capabilities run in our genes ever since we commenced our operations. Our proprietary agricultural algorithm, being accurate and efficient to sort out matching problems amongst buyers, sellers and massive SKUs, processes terabytes of information daily. Leveraging such insights, we are able to constantly improve accuracy in transaction matching and facilitate our decision-making in conducting our new business venture including agricultural trading and sourcing and smart farming. We continue to pioneer innovation in the industry through expanding into broader areas of AI-powered applications to enhance merchants’ experience and streamline operations. For example, we utilize natural language processing technologies adapted from open-source models to enhance the efficiency of collecting supply information from sellers, which elevates user experience on our platform. We are also developing an AI-powered customer service system, which leverages the capabilities of third-party large language model. This model is instrumental in promptly acquiring insights into merchant demand through chat interactions, thereby enhancing our efficiency in transaction matching. Our insightful, accurate and up-to-date market quotation database, being the other building block of our success formula, is backed by our dedicated R&D team. About 54% of our R&D personnel were senior engineers with over 5 years of work experience as of December 31, 2025. Our large number of daily active merchants, acting with diverse characteristics and online behaviors, provide daily feedback and response in real time, which allows us to continually enrich the quotation database, extend the depth and breadth of our knowledge graph, amass the collective intelligence, and harness the power of technology.

We have achieved at-scale commercialization and have a track record of proven success. Our platform had over 39 million merchants as of December 31, 2025. In 2025, our platform facilitated approximately 103 million searches, 620 million calls and instant messages, and over 224 million potential transactions. As of December 31, 2025, the merchants presented approximately 22 million SKUs on our platform. Building upon our experience in transaction matching since our inception, we connected over 640,000 sellers and over 4.6 million buyers in 2025 in the agricultural product supply chain with precise, dynamic and up-to-date information related to agricultural product transactions. We further elevate merchant experiences with a full spectrum of services in advertising and client contact privilege by providing the merchants with a suite of online tools. As of December 31, 2025, our geographic footprint covered over 340 cities and 2,800 counties, representing over 65% of the primary and secondary agricultural wholesale markets in mainland China. We further entered into the agricultural sourcing and trading business in 2024, broadening procurement channels and sales channels for regional buyers and local agricultural producers and processors, respectively, and facilitating sales with reliable, real-time market information and consistent quality and timely deliveries, achieving greater transaction efficiency in the upstream of the agricultural product supply chain and leading to increased repeat purchases. As of the date of this annual report, we have established 61 offline stores in mainland China to trade agricultural products at cultivation and production sites with sellers and buyers.

Our Business Model

Our journey in the agricultural B2B industry began with a platform for information and matching services via Yimutian App. The evolution of the agriculture industry propelled by government policies, the permeability of online services and the changing composition and behavior of the participants in the agriculture industry provided us with numerous opportunities. Driven by our mission to make every acre of farmland more valuable and harnessing the rising opportunities in the agriculture industry, we have upgraded our business model and successfully built our agricultural B2B platform.

In facilitating transactions of agricultural products, we have the following main lines of business: (i) digital agricultural commerce services for efficient circulation of agricultural products, which are mainly offered via the Yimutian App, a versatile, merchant-friendly B2B e-commerce platform, complemented with offline, sales-assistance services via Douniu App, a platform matching offline transactions of agricultural products between sellers and wholesale buyers, (ii) agricultural sourcing and trading services that focus on reliable transaction services with sellers at cultivation and production sites and buyers with unmet or underserved demand, (iii) smart farming business, where we selectively cultivate produce based on our industry insights and (iv) other digital agricultural solutions, which primarily entail consulting, brand promotion and digital agricultural training programs.

Digital Agricultural Commerce Services

Our digital agricultural commerce services are mainly offered via Yimutian App, complemented by sales-assistance services offered via Douniu App. Launched in 2015, Yimutian App is a versatile, merchant-friendly B2B e-commerce platform designated for sellers from agricultural production bases or factories and buyers scattered in the country. With distinct functions, Yimutian App is the front line of our online traffic attraction to facilitate modular product posting, portray merchant profiles and distribute information to complete the transaction matching. To complement the agricultural e-commerce business and address the downstream need of agricultural product transaction on the wholesale level, we offer agricultural product sales-assistance services which connect sellers with wholesale stallholders via Douniu App. It complements Yimutian App with first-hand market information from the offline transactions and refines our omni-channel in reaching the great majority of fragmented merchants groups. We mainly monetize our digital agricultural commerce services through membership services, value-added services and transaction services.

In particular, our digital agricultural commerce services mainly benefit sellers of agricultural products and business buyers in the following ways:

Information presentation. Our platform presents to sellers of agricultural products a wide array of market information and broader sales channels. To address information asymmetry in the agricultural product circulation process, we draw on our analytics capabilities and our on-site staff’s effort to collect information on the circulation of agricultural products from their respective cultivation sites to different marketplaces, and on the prices of agricultural products at stalls of different regional wholesale markets. We present sellers a panoramic view via our Apps on the circulation of the types of agricultural products that they intend to sell, so that they are well-informed to make important business decisions on where to sell, among others, which largely determine the return of their hard work in the past several months.

Direct purchase channel. Yimutian App is distinct from a traditional e-commerce platform, through which buyers are rarely provided the opportunity to express their preferences before placing an order. In addition to enabling sellers to efficiently sell agricultural products, Yimutian App adopts a direct purchase channel, empowering business buyers to post their demand and specifications for a particular agricultural product so that interested sellers could directly reach out to such buyers and deliver goods that meet their specific needs.

Targeted sales and marketing services. From the seller side, sellers can establish their online presence, and promote and sell products directly to interested buyers online. We offer sellers multiple marketing options, including membership programs and value-added services for brand and product promotion, for which we charge membership fees and value-added services fees, at different price points in order to meet their various marketing needs and budgets. With our large buyer base and data insights into product review and rating, we help sellers who offer agricultural products of exceptional quality build up their online presence and thereby gain online traffic. From the buyer side, we have built advanced algorithms into the Apps that we offer to optimize product selection for business buyers. Leveraging our profound insights into buyers’ preferences, which we accumulated in the past 15 years of operation, we train our algorithms to be capable of making accurate personalized recommendations to business buyers, which serve as an effective targeted marketing tool for us to attract and retain business buyers. We also collaborate with stallholders at wholesale markets allowing them to use our Apps and broaden their communication channels to sellers of agricultural products.

Sales-assistance services. Subject to the need of sellers, we provide sales-assistance services to sellers who wish to save time and efforts in traveling long distance for the sale of agricultural products at wholesale markets by connecting them with wholesale stallholders and charge them transaction-based service fees.

Product standardization guidelines. The acceptance criteria for a particular type of agricultural product varies at wholesale markets of different regions in terms of size, shape, packaging and others. For example, stallholders in Beijing Xinfadi wholesale market might require paper packaging for agricultural products, while stallholders at wholesale markets in Shanghai typically prefer plastic packaging. Such difference is primarily due to local preferences of business buyers. We collect and present information on grading and standardization of agricultural products to sellers of agricultural products to save their cost for manually collecting market information and reduce the risks of their products being rejected by local markets. Our offline team regularly visits stalls at different wholesale markets, records and reports the specific requirements for agricultural products from business buyers in different regions of mainland China. Capitalizing on our industry insights accumulated from both online and offline operations, we present refined information to sellers of agricultural products either via an interactive user interface of our Apps or by our product specialists in person.

Transportation information. Sellers of agricultural products can receive dispatch and pickup services through our nationwide truck drivers’ network, specifically, by connecting a large number of truck drivers who publish information about the transportation services they offer on our platform with sellers in need. Traditionally, it takes time for sellers of agricultural products to establish long-term relationship with reliable truck drivers to transport their products to wholesale markets. The parties on both sides of the transaction are often unsophisticated in setting up the terms of service and end up suffering from losses when the drivers fail to deliver perishable products before market closes regardless of contribution of fault. Sellers can save the cost to find quality truck drivers through the logistics services provided by third parties available on our platform. Sellers can be rest assured that their products are promptly delivered to wholesale markets. Additionally, truck drivers that engage with our platform are benefited from receiving prompt payment, as delivery fees are typically paid around 48 hours upon delivery, as opposed to payment upon completion of sale under the conventional transaction model, which usually takes approximately a week.

Transaction security. A major challenge in e-commerce transactions is that the quality of products may not meet the buyers’ expectations upon delivery. The challenge is more prominent for agricultural products because they are typically perishable and product returns make them more likely to become unsaleable, and they are often sold in large quantities via our platform. To address such challenges, our platform is designed to allow business buyers on our platform to make specific requirements about the quality, quantity and other criteria of the products they need to align the buyers’ and sellers’ expectations in advance to enable more successful transactions. To enhance the overall transaction security of buyers who transact online through our platform, buyers’ payments will not be released until they confirm satisfactory receipt of the products purchased, and we also provide prompt after-sales customer service support in the event they receive products with material defects. In addition, we encourage sellers on our platform to make a deposit that may be withdrawn to compensate buyers in cases of buyer dissatisfaction and complaints. Additionally, Douniu App helps sellers of agricultural products secure their revenue within a shorter time frame upon satisfaction of their performance. To ensure transaction security, the payment process requires stallholders to upload their electronic accounting entries or pictures of accounting records after they complete a transaction with their customers. Once a transaction is completed and recorded by stallholders, the sales proceeds will be disbursed to sellers after deducting transaction-based service fees and other relevant fees in the sales process, such as labor cost and logistics service fee. We deploy on-the-ground staff to inspect the transaction processes to maintain the integrity of the payment settlement mechanism.

Revenue from our digital agricultural commerce services is mainly derived from (i) membership services, (ii) value-added services, and (iii) transaction services. In 2023, 2024 and 2025, revenue from digital agricultural commerce services was RMB170.9 million and RMB152.6 million and RMB135.3 million (US$19.4 million), respectively, representing 91.1%, 94.6% and 96.2%, respectively, of our total revenue for the corresponding year.

Agricultural Sourcing and Trading Services

In recent years, we recognize that online e-commerce platforms face inherent limitations in fully encompassing the entire agricultural product supply chain, as wholesale-level transactions frequently occur offline. The offline agricultural product market is characterized by a dynamic environment, with fluctuating market conditions and a complex transaction process that includes receipt, inspection, sorting, packing, and logistics. Furthermore, the market is often challenged by non-transparent pricing, lack of product standardization, variable supplier fulfillment capabilities, and a general lack of post-sale services. These factors have contributed to a growing market demand for standardized transaction services that offer transparent pricing and reliable and quality pre-sale and post-sale support.

In 2024, we launched a new business venture—agricultural sourcing and trading—to penetrate deeper in the supply chain under the brand name “Wolaicai,” which phonetically resembles “I purchase for you” in Chinese. Through the agricultural sourcing and trading business, we leverage our market insights accumulated from the Apps, as well as our extensive network of buyers and sellers, and directly make the deal and complete the transaction between local agricultural producers and processors from cultivation and production sites and buyers with regional or bulk procurement capacities in both online and offline environment, achieving greater transaction efficiency in the upstream of the agricultural product supply chain. By establishing stores around select cultivation and production sites, we deploy three to four sales representatives that procure fresh harvests from local farmers and cooperatives and sell those products within a short time to business buyers who express interests in such products with specified standardization requirement. In addition, we also sell agricultural inputs such as fertilizers to sellers for their convenience and as a way to expand our revenue sources.

The new business venture provides local agricultural producers and processors with real-time market information on product standardization and pricing, mitigating risks arising from information asymmetry between individual brokers and the producers and processors. To buyers, the agricultural sourcing and trading business shortens the business process for buyers with regional or bulk procurement capacities, reducing their costs in relation to site visits and the risks agricultural product losses due to extended storage.

Additionally, our robust network of sales representatives that function as local and regional brokers plays a crucial role in this business line. These brokers are responsible for managing procurement at production sites, ensuring that the products meet the required standards and are delivered on time. Their expertise and local knowledge enable us to source high-quality products consistently, further enhancing the reliability of our services.

The integration of our agricultural sourcing and trading services with our existing offerings, such as the Yimutian App, allows us to leverage vast amounts of data on buyer behavior and market trends. This data-driven approach enables us to identify emerging market opportunities and tailor our sourcing strategies accordingly. By understanding the specific needs of our buyers, we can optimize our procurement processes and offer competitive pricing, thereby attracting more merchants to our platform. To ensure the quality of our personnel and sustainability of this business line, we have implemented a sales representative evaluation mechanism, retaining only the sales representatives with stellar performance in the longer term. We believe that a stable and high quality workforce would ultimately contribute to a high profit margin for this business line.

The diagram below illustrates our agricultural sourcing and trading services and our core capabilities:

Smart Farming

Riding on years of experience in serving buyers and sellers to facilitate transactions of agricultural products, we have accumulated valuable knowledge, information and industry know-how on agricultural product categories, production regions, market dynamics, upstream and downstream sales cycle, and supply and procurement trends. We have also fostered deep relationships with various upstream and downstream participants in the agricultural product supply chain. Drawing on such knowledge and resources, we commenced smart farming business in 2023 through collaboration with local business partners to selectively cultivate produce in order to capture new business opportunities and monetize on our actionable industry insights and deep connections with key participants along the agriculture supply chain. As the business was in the trial-and-error stage, revenue generated from smart farming was immaterial in 2023. Our involvement in smart farming has provided us with valuable insights into the upstream agricultural product supply chain, which have been instrumental in identifying potential monetization channels that we plan to explore and develop in the future.

Our smart farming business is closely integrated with our agricultural sourcing and trading services as well as our digital agricultural commerce services, creating significant synergies that enhance the overall efficiency and sustainability of our operations. Leads and orders from our Apps and sales representatives from agricultural sourcing and trading business ensure a steady demand for the products cultivated through our smart farming initiatives. This information helps us identify high-demand SKUs and optimize our production processes to meet market needs efficiently.

As we are availed of each of the key steps along the supply chain, from product selection and planting to marketing, distribution, and direct sales through our smart farming business, our digital agricultural commerce services can be further refined and enhanced by collecting first-hand accounts of transaction data and behaviors and analyzing evolving merchant needs. This synergy among our business lines creates a powerful growth engine, ensuring a consistent supply of high-quality products, meeting market demand efficiently, and driving sustainable revenue growth.

Other Digital Agricultural Solutions

We pride ourselves for the insights and industry know-hows that we accumulated through our exemplary twelve years of operation. Such insights not only facilitate our optimization of digital agricultural commerce business, but also enable us to pursue other business opportunities, ranging from consulting and brand promotion to digital agriculture training programs. In 2018, we developed and launched our proprietary digital agricultural solution platform purposefully built to analyze the current market dynamics. This powerful platform presents real-time analyses and dynamic price related information throughout the agricultural product circulation process via a dynamic interface. In particular, market information available thereon includes (i) the trend of supply and demand at different local wholesale markets, (ii) the geographic location of purchase channels, (iii) the types and characteristics of the purchase channels, (iv) the supply and distribution information of production regions, (v) the competitive landscape of production regions, and (vi) the changes in competitive landscape of production regions. With our broad geographic coverage and sustainable seller and buyer network, the digital agricultural solution platform continues to accumulate broad and in-depth information on location of transaction, time of transaction, associated merchants and products, and prices and specifications of agricultural products, among others.

Consulting. The broad and in-depth analyses from the platform have helped us streamline and enhance the operations of our digital agricultural commerce business. As such, we are empowered to match buyers more accurately with sellers of agricultural products meeting buyers’ specifications and enable sellers to increase the market recognition of their brands and harness better opportunities in selling their products to downstream buyers on better price terms. Our technology capabilities and industry know-how have also addressed the policy objectives in revitalizing rural regions of mainland China and developing the agriculture industry through digitalization and have been recognized by local governments in mainland China. With the mission to propel the digitalization of the agriculture industry, we have provided Ministry of Commerce of the PRC with pricing trend and supply and demand information on agricultural products drawing on our distinguished capability in comprehensively analyzing market information.

Brand promotion. With our profound insights into buyers’ preferences and the application of our proprietary knowledge graphs in respect of the circulation of agricultural products, we help local governments in mainland China to build and promote their local agricultural product brands through offline conferences, online advertising and promotion. As such government-sponsored brands attain an increasing level of market recognition, local governments have more pricing power over their locally grown products, thereby generating higher profits and more returns for local farmers and other sellers of agricultural products.

Digital agriculture training programs. With the aim to support local governments in developing the agriculture industry, we pilot a series of digital agriculture training programs under Project Lighthouse, which are training programs offered to farmers with scaled business, agricultural production bases, agricultural production cooperatives and brokers of agricultural products to educate them on how to efficiently broaden their sales channels by selling their products through online platform such as ours. The main objectives of Project Lighthouse are to promote rural economic development and foster the digitalization of the agriculture industry from the upstream of the agricultural product supply chain by educating millennial farmers in different agricultural production bases how to better utilize the internet for business purpose. Since we launched Project Lighthouse in 2020, we have hosted over 100 training programs across mainland China, and the footprints of Project Lighthouse have covered various rural regions of Guangdong, Hunan, Sichuan and Inner Mongolia, among others. Building upon the accolades that we earned from the recipients of the training programs, we not only spread practical know-how on the usage of digital platforms to help sellers of the agricultural products in achieving financial gains, but also effectively broaden our merchant acquisition channels and improve merchant acquisition efficiency.

Revenue from other digital agricultural solutions is mainly derived from technology services to local governments. In 2023, 2024 and 2025, revenue from other digital agricultural solutions was RMB17.6 million, RMB8.7 million and RMB5.3 million (US$0.8 million), respectively, representing 9.4%, 5.4% and 3.8%, respectively, of our total revenue for the corresponding year.

Value We Bring to Merchants

Our agricultural B2B platform serves various participants in the agricultural product supply chain comprising both sellers and buyers of agricultural products. The seller side primarily includes farmers, agricultural production bases, agricultural production cooperatives, food processing manufacturers and brokers, while the buyer side mainly includes business buyers such as wholesale buyers, restaurants and grocery stores. We act as a bridge that connects sellers and buyers in the agricultural product supply chain by providing them with a full spectrum of services, from presentation of productions and marketing information, product standardization, marketing, researching and matching of agricultural supply and demand, to coordinating transportation of products and settling sales proceeds, in order to resolve information asymmetry, facilitate agricultural product transactions and maximize transaction efficiency.

With our purpose-built technology solutions and extensive industry insights, we are poised to enhance efficiency in the circulation of agricultural products. We strive to achieve a virtuous cycle through offering quality services to industry participants throughout the agricultural product supply chain and further honing our expertise in the agricultural B2B industry leveraging our data insights, thereby providing more personalized and satisfactory services to merchants and solidifying our market leading position.

Value to sellers of agricultural products

We deliver benefits to sellers of agricultural products, including farmers, agricultural production bases, agricultural production cooperatives, food processing manufacturers and brokers of agricultural products, in the following ways:

●	Nationwide agricultural product circulation network. Our platform provides sellers of agricultural products with a broad and diverse agricultural product circulation network on a nationwide basis and connects them with numerous buyers in various locations.

●	Transparent and real-time information. Real-time information on supply, demand and pricing makes agricultural product transactions transparent and helps farmers maximize their economic interests. The insightful knowledge graph empowers sellers to timely identify the most suitable markets with the highest demand and best prices of agricultural products, especially with respect to crops that are harvested only during a particular season of the year. Therefore, sellers can complete transactions promptly and at competitive prices, reducing the risk of losses in situations where the agricultural products begin to perish due to prolonged selling window and potentially increasing sellers’ financial returns.

●	Valuable sales and marketing services. We offer sales and marketing services via a suite of online tools, among others, which enable sellers to effectively promote their products targeting buyers with such demand via online chats, among other channels, saving a substantial amount of time and resources during the agricultural product transaction process.

●	Secure and reliable transaction process. Our platform offers a secure and reliable payment settlement process to ensure sellers are paid promptly after the sale of their products.

Value to buyers of agricultural products and stallholders

We collaborate with and support stallholders at wholesale markets to address the needs of business buyers. We deliver benefits to business buyers and stallholders in the following ways:

●	Optimal and stable buying options. Capitalizing on our industry insights, our platform presents stallholders and business buyers price quotation and other market information on numerous agricultural products, allowing them to compare prices and purchase the exact products that they need. Moreover, business buyers, including restaurants and grocery stores, can timely secure alternative supply channels should they suffer from temporary or permanent supply shortage.

●	Product standardization guidelines. With our profound insights into local wholesale markets, we have established guidelines for classification of agricultural products, which we adopt to guide sellers during the cultivation stage, so that the agricultural products they sell will meet the standards prescribed by local wholesale markets. As such, stallholders and business buyers can easily procure agricultural products that meet their specifications.

●	Disintermediation and transparency. Our platform effectively reduces vertical layers of intermediaries throughout the industry chain by connecting sellers and buyers of agricultural products via the platform, and in turn reduces the costs in relation to the circulation of agricultural products, such as commission fees traditionally paid to intermediaries and communication costs spent to physically visit different wholesale markets to identify the best prices.

●	Payment security. Our platform not only provides convenience to buyers as they are not required to physically examine the agricultural products on sale, but also ensures security of payments after-sale by releasing the payment only upon buyers’ confirmation of receipt and satisfaction of the products they ordered.

Pricing Strategies

We employ different pricing strategies leveraging our industry insights and depending on the features of services offered.

At the outset, we mainly consider our operating expenses, market condition and characteristics of the agricultural B2B industry when making pricing decisions. On Douniu App, for example, we charge sellers of agricultural products relatively higher fees than those charged to stallholders at wholesale markets, because sellers of agricultural products typically heavily rely on our services only during harvest seasons, while stallholders are in need of our services all year round. Additionally, depending on how our merchant base receives our services, we routinely adjust pricing for profit maximization.

Generally, we offer sellers memberships of digital agricultural commerce services and sales and marketing value-added services at various fixed price tiers leveraging our in-depth analyses of merchants’ and buyers’ profiles and predictions of their potential transactions volumes. In our agricultural sourcing and trading business, we determine the price of products we procure and the price of products we sell after considering factors including market price, demand, quality of products, and a reasonable profit margin, among other factors. For value-added services offered through online tools that are developed and tailored to meet different demands from merchants, we typically price them based on the features offered. For smart farming business, we monetize mainly through the sales of the agricultural products, the price of which are typically subject to market conditions.

Research and Development

We believe research and development is the engine propelling every stage of our business development. As of December 31, 2025, we had 50 employees focusing on research and development.  The R&D team is led by technology veterans with abundant work experience in the agricultural and technology industries and is tasked to enhance technology infrastructure, conduct quality testing, develop value-added services, conduct front-end research and development such as designing smartphone applications, websites and mini programs, manage customer relationships and develop marketplace technologies. About 54% of our R&D staff had more than 5 years of work experience as of December 31, 2025. Our R&D priority is to enhance user experience, user stickiness and transaction volume by developing advanced algorithms in knowledge graphs and AI technology.

Sales and Marketing

We market our platform both online and offline. We employ a variety of marketing activities to promote our brands and services. Our online marketing activities mainly consist of displaying paid marketing and promotional materials on social media platforms and search engines. Our offline marketing activities include promotions via traditional media, such as outdoor advertisements, public relations activities, as well as sponsored events to increase our visibility and promote our brand. Project Lighthouse, under which we partner with local governments to offer training programs to farmers, agricultural production bases, agricultural production cooperatives and brokers, has helped local governments develop their local economy and earned accolades from mainstream media. For more information on our collaboration with local governments through Project Lighthouse, please see “—Corporate Social Responsibilities—Project Lighthouse.” We also locally deploy offline marketing personnel mainly in Zhengzhou and Wuhan, who are responsible for the marketing activities specific to each type of services offered by us, aiming at converting local sellers and buyers of agricultural products into our platform users through free educational programs.

We believe that our one-stop platform, with a wide variety of services and products offered thereon and positive merchant experience, makes us a reputable brand and is our best and most effective marketing tools. In 2023, 2024 and 2025, we acquired over 42% of new merchants on our platform through word-of-mouth marketing, thanks to our reputable and trusted brand. Despite the acquisition cost of such merchants is close to nil, such merchants contribute great value to our business. They often interact with our platform over a long-term and spend more time on our platform than merchants acquired via other means.

Technology

Technology Infrastructure

Technology infrastructure underpins our quality and merchant-friendly services and features. We have purposefully designed our superior technology infrastructure to be versatile for upgrades and ongoing maintenance. As of December 31, 2025, we had constructed over 339 modules which are standardized and versatile for configurations and combinations in various business scenarios. Capitalizing on our proprietary cross-platform front-end engine, we are capable of developing programs that are highly compatible across various online platforms. The engine is equipped to process and analyze programming codes and quickly launch our mini programs tailored for different major online platforms, while ensuring that such programs can offer merchants a smooth experience. Our efficient development process is manifested by a relatively short application update cycle, which is typically between one to two weeks. We have further streamlined our operations by adopting multi-cloud servers to stabilize connectivity and automate the local deployment process.

Deep Learning

We leverage deep learning to deliver an optimized experience for merchants using our platform. In 2019, we formed a specialized algorithms team, which has achieved significant progress in intelligent customized recommendation, among other key breakthroughs that improve our operational efficiency. We have developed knowledge graphs that help us better analyze the relationships among agricultural product categories, agricultural production bases, wholesale markets, buyers and sellers of agricultural products. The knowledge graphs have helped us more precisely match buyers and sellers of agricultural products, select the optimal transportation routes for agricultural products, become better informed on popular products and consumption trend every day, and provide more reliable and practical recommendations to sellers of agricultural products and guide them to attain financial gains.

Drawing on our deep understanding of sellers and buyers on our platform, our intelligent customized recommendation is now equipped to quickly and accurately identify the products that merchants intend to sell or purchase. In addition, we use our proprietary deep learning model and other industry-leading algorithmic models to interpret texts, graphics and videos of agricultural products and therefore enhance the efficiency and precision of customized recommendations when a merchant conducts a search. We developed two engines in traffic attraction and merchant engagement in a multi-media context, namely, (i) content recommendation engines and (ii) voice call robots. Content recommendation engines distribute pictures and texts based on merchant profiles, which are portrayed via our full-rounded software development kit tools with transaction preference and historical records. We further expand into voice call robots with automatic speech recognition, neural text to speech and natural language understanding technologies. These allows our sales robots instantly grab merchants’ needs and respond with the best solutions. The functionality of our sales robots has been validated by their approximately 5.8 million outbound calls in 2025. Additionally, we are in the process of enhancing our capabilities in AI to integrate it with our offering stacks, such as multimedia content generation in product promotion, etc.

Data Analytics

Our data analytics capabilities underpinning our digital agricultural commerce services have enabled easy access to transparent market information for both sellers and buyers and facilitated transaction matching between them with efficiency, riding on our real-time analyses and accurate prediction on the pricing trend and supply and demand of various produce and agricultural by-products. Leveraging our profound industry insights, we also develop and deploy our proprietary digital agricultural solution platform to provide accurate price predictions, generate detailed reports on pricing and circulation of agricultural products from farmland to different marketplaces. Drawing on our analysis of activities conducted through our platform, coupled with external data collected from public sources, the digital agricultural solution platform is equipped to present:

●	key agricultural production bases for major agricultural products and their supply capabilities, including the type of the respective product;

●	the flow of major agricultural products between key agricultural production bases and key wholesale markets, and demand for a particular product among different wholesale markets;

●	the trend of supply and demand for major agricultural products with comparison to the same period of last year;

●	a broad range of price-related information in connection with major agricultural products supplied by different agricultural production bases and sold to different wholesale markets, with comparison to the highest and lowest prices in the current and previous years;

●	business profiles of top sellers; and

●	geographic concentration of buyers.

For more information on the services we provide through the deployment of our digital agricultural solution, please see “Our Business Model—Other Digital Agricultural Solutions.”

Intellectual Property

Intellectual property rights are fundamental to our business, and we devote significant time and resources to their development and protection. We rely on a combination of patent, trademark, copyright and domain name protection in mainland China, as well as confidentiality procedures and contractual provisions to protect our intellectual property. In general, our employees must enter into a standard employment contract which includes a clause acknowledging that all inventions, trade secrets, developments and other processes generated by them on our behalf are our properties, and assigning to us any ownership rights that they may claim in those works. Despite our precautions, however, third parties may obtain and use intellectual property that we own or license without our consent. As of the date of this annual report, we had not found any material breaches of our intellectual property rights. However, unauthorized use of our intellectual property by third parties and the expenses incurred in protecting our intellectual property rights from such unauthorized use may adversely affect our business and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.”

As of December 31, 2025, our significant subsidiaries owned 250 registered trademarks in various categories and registered with the China Trademark Office and had 17 patents registered with the State Intellectual Property Office of China in mainland China. In addition, our significant subsidiaries had 86 software copyrights and 8 other copyrights registered with the State Copyright Bureau of China, and owned 33 domain names as of December 31, 2025.

Information Security and Privacy

We are committed to protecting personal information and privacy of all users of our online platform, including sellers and buyers of agricultural products, stallholders at wholesale markets, truck drivers and other third parties. We collect personal information and other data from our users and use such data during our operations only with their prior consent. We have established and implemented policies across our platform on data collection, processing and usage to safeguard the data we collect, and we regularly review these polices and their implementation.

We follow strict procedures in collecting, transmitting, storing and using user data pursuant to our data security and privacy policies. Before we collect any user data, we must notify users that we are collecting their data, explain why the data is being collected and how it will be used, and obtain the users’ consent to collect the relevant data. We provide our users a copy of our privacy policy to inform them of the scope and purpose of the data we collect. Once collected, user data is transmitted and stored using encrypted and desensitized methods. We grant classified access to confidential personal data only to employees with relevant authorizations with strictly defined and layered access to our data and systems.

We maintain a comprehensive data security program to protect the confidentiality and integrity of our data across all aspects of data collection and processing. We utilize a variety of technologies to protect our servers from fire, physical shock, theft and other forms of physical harm. On the back end, our servers, databases and information technology networks utilize firewalls, anti-DDoS, intrusion prevention systems, real-time server monitoring and other network cybersecurity technologies. We also utilize a wide range of protective technologies at the application level, including security access code systems, web application firewalls and simulated hacking tests. We back up user and historical data on a regular basis using “hot” backup systems to minimize the risk of data loss or leakage. We also conduct frequent reviews of our backup and data recovery systems, including through regular disaster recovery testing, to ensure that our systems are operating properly.

In the course of our operations, we have from time to time been subject to regulatory scrutiny regarding our compliance of data privacy and protection rules. We are committed to cooperating with the regulatory authorities to identify and rectify any issues. For more information about the data privacy and security risks that we face, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be subject to complex and evolving laws and regulations regarding cybersecurity, data privacy and data protection. Actual or alleged failure to comply with cybersecurity, data privacy and data protection laws and regulations could damage our reputation, deter current and potential users from using our services and subject us to significant legal, financial and operational consequences.”

Corporate Social Responsibilities

We believe a critical component of our success has been our corporate culture, which focuses on development in the long run and not be blinded by immediate interests. Our achievements and initiatives in the area of corporate social responsibility include the following:

Project Lighthouse

With the aim to support local governments in developing the agricultural sector, we have been offering training programs under Project Lighthouse to farmers with scaled business, agricultural production bases, agricultural production cooperatives and brokers to educate them on how to efficiently broaden their sales channels by selling their products through online platform such as ours. The main objectives of Project Lighthouse are to promote rural economic development and foster the digitalization of the agriculture industry from the upstream of the agricultural product supply chain by educating millennial farmers in different agricultural production bases how to better utilize the internet for business purpose. Since we launch Project Lighthouse in 2020, we have hosted over 100 training programs across mainland China, and the footprints of Project Lighthouse have covered various rural regions of Guangdong, Hunan, Sichuan and Inner Mongolia, among others. Building upon the accolades that we earned from the recipients of the training programs, we not only spread practical know-how on the usage of digital platforms to help sellers of the agricultural products in achieving financial gains, but also effectively broaden our merchant acquisition channels and improve merchant acquisition efficiency.

Poverty Alleviation Through E-Commerce

Since 2017, we have integrated a special poverty alleviation channel located on the front page of the interactive display of Yimutian App. The special channel is designed to showcase the agricultural products and their respective suppliers who are from impoverished counties of mainland China. Drawing on our broad merchant base and high daily merchant traffic, the poverty alleviation channel is able to capture tens of thousands of visits every day. In addition, we have collaborated with local governments of impoverished counties and co-host Poverty Alleviation Day to expand the market exposure and transaction opportunities of agricultural products originated from impoverished counties since 2017.

Seasonality

Historically, user activities on our platform were relatively less frequent during the Chinese New Year holiday in the first quarter of each year and the summer months mainly due to the impact of natural disasters such as flood in cultivation sites and key logistics nexuses for the circulation of agricultural products. In addition, there is typically a decline of fruit procurement in July and around the Chinese New Year, while the procurement amounts during spring and fall are generally higher than other periods of a year.

Competition

Although there is no single competitor that can provide the broad range of services like us, we face competition in each of our business lines, and there may be new entrants emerging, in each of our business lines, and these market players compete to attract, engage and retain sellers and buyers. Some of these competitors are backed by internet giants in mainland China. Key competitive factors among internet platforms for agricultural B2B e-commerce services are scale and breadth of services provided, pricing, technology and data, and execution capabilities. Key competitive factors among internet platforms for agricultural wholesale services are scale and breadth of services provided, pricing, technology and data, and execution capabilities.

Each of our business lines is subject to rapid market change and the potential development of new business models and the entry of new and well-funded competitors. Other companies may also enter into business combinations or alliances that strengthen their competitive positions. Some of our current competitors have, and future competitors may have, greater financial, technical or marketing resources, longer operating histories, greater brand recognition or larger consumer bases than we do. Such development may further intensify the competition of the agricultural B2B industry in mainland China.

Insurance

We maintain social welfare insurance for our employees in accordance with the laws and regulations of mainland China in all material aspects. We believe that our insurance coverage is in line with the industry practice and is adequate to cover our liabilities for our employees.

Regulations

We operate in an increasingly complex legal and regulatory environment. We are subject to a variety of PRC laws, rules and regulations across numerous aspects of our business. This section sets forth a summary of the principal PRC laws, judicial interpretations, rules and regulations relevant to our business and operations in mainland China.

Regulations Relating to Foreign Investment

On March 15, 2019, the National People’s Congress of the PRC, or the NPC, promulgated the Foreign Investment Law of the PRC, or the Foreign Investment Law or the FIL, taking effect on January 1, 2020, and replaced the Wholly Foreign-owned Enterprises Law, the Sino-foreign Equity Joint Ventures Law, and the Sino-foreign Cooperative Joint Ventures Enterprise Law. The Foreign Investment Law defines foreign investment as any investment activity directly or indirectly carried out in the PRC by one or more foreign natural persons, enterprises or other organizations, or the foreign investor(s), and specifically stipulates four forms of investment activities as foreign investments, namely, (i) establishment of a foreign-invested enterprise in the PRC by a foreign investor, either individually or collectively with any other investor; (ii) obtaining shares, equities, property shares or any other similar rights or interests of an enterprise in the PRC by a foreign investor; (iii) investment in any new project in the PRC by a foreign investor, either individually or collectively with any other investor; and (iv) investment in any other means stipulated under laws, administrative regulations or provisions prescribed by the State Council. However, the Foreign Investment Law does not explicitly refer to the contractual arrangements under the “variable interest equity” structure as a form of foreign investment. The Foreign Investment Law stipulates that foreign investment includes “foreign investors invest in the PRC through any other means under laws, administrative regulations, or provisions prescribed by the State Council.” It is possible that future laws, administrative regulations or provisions of the State Council may specify contractual arrangements as a form of foreign investment, and hence it is uncertain as to whether our contractual arrangements will be recognized as foreign investment. The Foreign Investment Law further provides that the organizational form, organizational structure and their activities of foreign-invested enterprises shall be governed by the provisions of the PRC Company Law, the PRC Partnership Enterprise Law and other relevant laws.

The Foreign Investment Law stipulates that China implements a management system of pre-establishment national treatment plus a negative list to foreign investment and the government generally will not expropriate foreign investment, except under special circumstances, in which case it will provide fair and reasonable compensation to foreign investors. Foreign investors are barred from investing in prohibited industries on the negative list and must comply with the specified requirements when investing in restricted industries on that list. When a license is required to enter a certain industry, a foreign investor must apply for one, and the government must treat the application the same as one by a domestic enterprise, except where laws or regulations provide otherwise. In addition, foreign investors or foreign-invested enterprises are required to file information reports and foreign investment in certain sensitive industrial sectors shall be subject to the national security review. In addition, the Implementation Rules of the Foreign Investment Law of the PRC, taking effect on January 1, 2020, clarifies that the Foreign Investment Law and its implementation rules also apply to investments by foreign-invested enterprises in China.

On December 26, 2019, the Supreme People’s Court of China promulgated the Interpretations on Certain Issues Regarding the Application of Foreign Investment Law, taking effect on January 1, 2020, pursuant to which “investment contracts” are defined as the agreements formed as a result of direct or indirect investments in China by foreign investors, namely, foreign individuals, foreign enterprises or other foreign organizations, including contracts for establishment of foreign investment enterprises, share transfer contracts, equity transfer contracts, contracts for transfer of property or other similar interests, contracts for newly-built projects and etc. Any claim to invalidate an investment contract will be supported by courts if such investment contract is decided to be entered into for purposes of making foreign investments in the “prohibited industries” under the negative list or for purposes of investing in the “restricted industries” without satisfaction of conditions set out in the negative list. However, the foregoing judicial interpretation does not explicitly construe the contractual arrangements under the “variable interest equity” structure as “investment contracts” for the purpose of the Foreign Investment Law.

Regulations Relating to Value-added Telecommunication Services

Licenses for Value-added Telecommunications Services

The Telecommunications Regulations of the PRC, or the Telecommunications Regulations, provides a regulatory framework for telecommunications services providers in the PRC, which was promulgated by the State Council on September 25, 2000 and last amended on February 6, 2016, taking effect as of the date of its promulgation. The Telecommunications Regulations classify telecommunications services into two categories, namely basic telecommunications services and value-add telecommunications services. According to the Catalog of Telecommunications Businesses attached to the Telecommunications Regulations on September 25, 2000 and last amended by the Ministry of Industry and Information Technology, or the MIIT, on June 6, 2019, information services provided via public communication network or Internet, and online data processing and transaction processing fall within value-added telecommunications services. The Telecommunications Regulations require value-added telecommunications services providers to obtain an operating license from the MIIT or its provincial-level counterparts prior to the commencement of their operations.

The Administrative Measures on Internet Information Services, or the Internet Information Measures, was promulgated by the State Council on September 25, 2000 and last amended on December 6, 2024, taking effect on January 20, 2025. According to the Internet Information Measures, internet information services refer to services that provide internet information to online users, and are categorized as either commercial or non-commercial internet information services. Commercial internet information services operators, which provide information through Internet to online users with charge of payment, shall obtain a license for value-added telecommunications services, or the VATS License, covering the business scope of internet information service from the government agency, namely Internet Content Provider License, or the ICP License, prior to engaging in any commercial internet information services business within China. In addition, if the internet information services involve provision of news, publication, education, medicine, health, pharmaceuticals, medical equipment and other services that statutorily require approvals from other additional government authorities, such approvals must be obtained before applying the ICP License. Furthermore, the Internet Information Measures and other measures also forbid Internet activities that constitute the dissemination of any content that propagates obscenity, pornography, gambling and violence, incites the commission of crimes or infringes upon the lawful rights and interests of third parties. If an internet information service provider detects information transmitted on their system that falls within the specifically forbidden scope, such provider must terminate such transmission, delete such information immediately, keep records and report to the responsible government authorities. Breach of any of these operational requirements by an information service provider will result in the revocation of its ICP license and, in serious cases, the shutting down of its website. For clearance, according to the Administrative Provisions on Mobile Internet Application Information Services, which was promulgated by the CAC on June 28, 2016, recently amended on June 14, 2022, taking effect on August 1, 2022, the provision of information services via mobile apps is subject to the laws and regulations of mainland China governing internet information services.

The Administrative Measures for Telecommunications Business Operating Permit, or the Telecom Permit Measures, was promulgated by the MIIT on March 5, 2009 and amended on July 3, 2017. The Telecom Permit Measures categorize telecom operating licenses into two types for operators in the PRC, namely, licenses for basic telecommunications services and the VATS License. The operation scope of the license shall specify in detail the permitted activities that the licensed enterprise can engage in, and the approved telecommunication services operator shall conduct its business within the operation scope listed in its VATS License. In addition, a telecom service operator that has obtained a permit for telecom service operation shall participate in annual inspection which is conducted by the MIIT or its provincial level counterparts. The holder of a VATS License is required to obtain approval from the original permit-issuing authority for any change of its shareholders. Moreover, the new version of the Telecom Permit Measures issued by the MIIT on July 3, 2017 removed the previous requirement of requiring any enterprise holding the license for operation of trans-regional value-added telecommunications business to go through the record-filing formalities.

To comply with the laws and regulations, Yimutian Xinnong has obtained a value-added telecommunications business license for its electronic data interchange business, or EDI License, which will remain effective until January 4, 2031, and a value-added telecommunications business license for internet information services, or ICP License, which will remain effective until November 19, 2029. Beijing Douniu has obtained an ICP License which will remain effective until April 25, 2029.

Restrictions on Foreign Investment in Value-added Telecommunications Services

According to the latest Special Administrative Measures for the Entry of Investment (Negative List), or the Negative List, promulgated by the Ministry of Commerce, or the MOFCOM, and the National Development and Reform Commission, or the NDRC, taking effect on November 1, 2024, the provision of value-added telecommunications services falls in the restricted industries and the percentage of foreign ownership cannot exceed 50% (except for e-commerce, domestic multi-party communication, store-and-forward and call center).

The Regulations for the Administration of Foreign-Invested Telecommunications Enterprises (2022 revision), or the FITE Regulations, was promulgated by the State Council on December 11, 2001 and was last amended on March 29, 2022. According to the newly amended FITE Regulations, although it remains unchanged that foreign investors shall not acquire more than 50% of the equity interest of such foreign-invested telecommunications enterprise (except as otherwise provided by the State), the prerequisite of stringent performance and operational experience for foreign investor(s) of such foreign-invested telecommunications enterprise engaging in value-added telecommunication services is removed and no longer required. The foreign-invested telecommunications enterprises that meet these requirements must obtain approvals from the MIIT or its authorized local branches, before launching the value-added telecommunications business in the PRC.

On June 19, 2015, the MIIT issued the Circular on Loosening the Restrictions on Shareholding by Foreign Investors in Online Data Processing and Transaction Processing Business (Operational E-commerce), or the Circular No. 196. Circular No. 196 allows a foreign investor to hold 100% of the equity interest in a PRC entity that provides online data processing and transaction processing services, or the operational e-commerce. In respect of the application for a permit for any foreign-invested enterprise engaging in operational e-commerce, the requirements for the proportion of foreign equity are governed by the Circular No.196 while other requirements and approval procedures are subject to the FITE Regulations.

On April 8, 2024, the MIIT issued the Announcement of the Ministry of Industry and Information Technology on Launching the Pilot Program of Expanding the Opening-up in Value-added Telecommunications Services, pursuant to which, in certain approved pilot areas, the restrictions on foreign shareholding percentages for the following value-added telecommunications services shall be lifted: internet data centers, content distribution networks, internet access services, online data processing and transaction processing, information services, including information releasing platforms and information delivery services (excluding Internet news information, online publishing, online audio-visual services, and Internet-based cultural businesses), and information protection and processing services. The approved pilot areas currently include the Comprehensive Demonstration Zone for Expanding Opening-up in the Services Sector in Beijing, the Lingang Special Area of China (Shanghai) Free Trade Zone for Leading Socialist Modernization, the Hainan Free Trade Port, and the Pilot Demonstration Area of Socialism with Chinese Characteristics in Shenzhen.

To comply with the above foreign investment restrictions, we rely on contractual arrangements with the VIEs to operate our business in China. However, there remain substantial uncertainties with respect to the interpretation and application of existing or future PRC laws and regulations on foreign investment. See “Item 3. Key Information—D. Risks Factors—Risks Related to Our Corporate Structure”. If our current ownership structure is found to be in violation of current or future PRC laws, rules or regulations regarding the legality of foreign investment in value-added telecommunications services and other types of businesses in which foreign investment is restricted or prohibited, we could be subject to severe penalties.

Regulations Relating to Food Business

Our PRC subsidiaries and VIEs engaging in food wholesale and retail business are subject to laws and regulations relating to the food safety and food operation.

Food Safety in General

On February 28, 2009, the Standing Committee of the National People’s Congress of the PRC, or the SCNPC promulgated the Food Safety Law of the PRC, or the Food Safety Law, which took effect on June 1, 2009 and was respectively amended on April 24, 2015, December 29, 2018, April 29, 2021 and September 12, 2025, taking effect on December 1, 2025. On July 20, 2009, the State Council promulgated the Implementation Regulations of the Food Safety Law of the PRC, or the Implementation Regulations, which took effect on July 20, 2009 and was respectively amended on February 6, 2016 and October 11, 2019, taking effect on December 1, 2019. The Food Safety Law and the Implementation Regulations have set up a system of the supervision, monitoring and appraisal on food safety risks, compulsory adoption of food safety standards in the PRC.

Online Food Safety

Under Article 62 of the Food Safety Law, the provider of a third-party online food trading platform shall register the legal names of food traders admitted to the platform and define their food safety management responsibilities; and check the permits of those that are required to obtain food operation permits. Where the provider of a third-party online food trading platform discovers that any food trader admitted to the platform violates the Food Safety Law, it shall stop the violation in a timely manner and immediately file a report with the food safety supervision and administration department of the local people’s government at the county level; and if it discovers any serious illegal act, it shall immediately stop providing online trading platform services.

The Measures on the Punishments and Disciplinary Actions for Online Food Safety, or the Online Food Safety Measures, was promulgated by the SFDA on July 13, 2016 and last amended on March 18, 2025, taking effect on May 1, 2025, which aims to investigate and punish illegal acts related to online food safety, and to strengthen the supervision and administration of online food safety. SAMR and the local counterparts of SAMR at or above the county level are the responsible authorities for the supervision and guidance of the investigation and punishment on illegal conducts concerning online food safety. According to the Online Food Safety Measures, the provider of a third-party online food trading platform or a food producer or trader engaging in trade through the websites it built shall, within thirty (30) working days after obtaining approval of the competent department of communications, undergo the recordation formalities with the competent market regulatory authority of the place where it is located, and obtain the recordation number. Where the provider of a third-party online food trading platform or a food producer or trader engaging in trade through the websites it built, fails to fulfill the corresponding obligation of recordation, the local market regulatory authority at or above the county level shall order it to take corrective action and impose on it a fine of not more than RMB10,000.

To comply with the laws and regulations, Yimutian Xinnong has completed the filing as required for a provider of third-party online food trading platform. Beijing Douniu has completed the filing as required for a provider of third-party online food trading platform.

Regulations Relating to Agricultural Product Quality and Consumer Protection

We are subject to the Agricultural Product Quality Law and the Consumer Protection Law as an online platform operator of agricultural product and other commodities.

Agricultural Product Quality Law

Pursuant to the Agricultural Product Quality and Safety Law of the PRC, or the Agricultural Product Quality Law, which was promulgated by the SCNPC on September 2, 2022, taking effect on January 1, 2023, the agricultural products sold shall meet the quality and safety standards of agricultural products, and antistaling agents, preservatives, additives and packaging materials used in the process of packaging, preservation, storage and transportation of agricultural products shall be in conformity with the mandatory standards set by the State and other provisions on the quality and safety of agricultural products. Producers and distributors of agricultural products that sell agricultural products through online platforms shall strictly perform their quality and safety responsibilities in accordance with the Agricultural Product Quality Law and other laws and regulations, to ensure that the agricultural products they sell conform to quality and safety standards. Online platform operators shall strengthen the management of agricultural product producers and distributors in accordance with law.

Consumer Protection Law

The Law of the People’s Republic of China on the Protection of Consumer Rights and Interests, or the Consumer Protection Law, was promulgated by the SCNPC on October 31, 1993 and subsequently amended on August 27, 2009, October 25, 2013, taking effect as of March 15, 2014. The Consumer Protection Law sets out the obligations of business operators and the rights and interests of the consumers in China. Under the Consumer Protection Law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and period of validity of the commodities. Failure to comply with the Consumer Protection Law may subject the business operators to civil liabilities such as refunding purchase prices, replacement of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators or the responsible individuals to criminal penalties when personal damages are involved or if the circumstances are severe. The Consumer Protection Law further strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially on the business operators through the internet. The consumers, whose interests are infringed while purchasing goods or receiving services via an online trading platform, have the right to claim damages from vendors of the goods or service providers. Where the operator of the online trading platform cannot provide the real name, address and effective contact of the vendor or the service provider, the consumer shall have the right to claim damages directly from the operator of the online trading platform. If the operator of an online trading platform clearly knows or should have known that a vendor or a service provider uses its platform to commit acts that have infringed the legitimate rights of consumers, such as sell defective products to the consumers, but fails to take necessary measures, such operator shall take joint and severable liabilities with the vendor or the service provider.

The Regulations on the Implementation of Law of the People’s Republic of China on the Protection of Consumer Rights and Interests, or the Implementation Regulations of Consumer Protection Law, was promulgated by the SCNPC on March 15, 2024, taking effect as of July 1, 2024. The Implementation Regulations of Consumer Protection Law has refined the obligations of e-commerce operators, including ensuring the personal and property safety of consumers, prohibiting false advertising, clear pricing, the use of standard terms, fulfilling quality warranty responsibilities, and protecting consumer personal information. In addition, the regulations related to online sales have also been perfected and detailed, such as explicitly stipulating that operators are not allowed to use technical means to force or indirectly force consumers to purchase goods or accept services, and are not allowed to set different prices or charging standards for the same goods or services without the consumer’s knowledge.

Regulations Relating to Advertisement

The Advertising Law of the People’s Republic of China, or the Advertising Law, which was promulgated by the SCNPC on October 27, 1994 and was last amended on April 29, 2021, taking effect effective on the same day, requires advertisers, advertising operators and advertising distributors to ensure that the content of the advertisements they produce or distribute are true and in full compliance with applicable laws and regulations. In addition, where a special government censorship is required for certain industrial categories (e.g., medical treatment, pharmaceuticals, medical devices, agricultural pesticides, veterinary medicines and healthcare food) of advertisements before publishing, the advertisers, advertising operators and advertising distributors are obligated to confirm that such censorship has been duly exercised and that the governmental clearance has been obtained. No entity or individual may distribute advertisements to the residence, vehicle and etc. of a person or distribute advertisements to such person by electronic means without his/her consent or request.

On February 25, the State Administration for Market Regulation, or SAMR, promulgated the Measures on Internet Advertisement, or the Internet Advertisement Measures, taking effect on May 1, 2023. The Internet Advertisement Measures regulate any advertisement published on the Internet, including but not limited to, through websites, webpage and apps, in the form of word, picture, audio and video and provide more detailed guidelines to the advertisers, advertising operators and advertising distributors. In addition, the Internet Advertisement Measures explicitly require that the Advertising Law and the provisions of the Internet Advertisement Measures apply to the internet information service providers. Aiming to provide more user protection and responsibilities on advertisers, advertising operators, advertising distributors and internet platforms in China, the Internet Advertisement Measures cover various forms of online advertisements, including pop-up advertisements, open-screen advertisements, livestreaming advertisement, “soft text advertisements”, internet advertisements containing links, auction ranked advertisements, algorithm-recommended advertisements, internet live broadcast advertisements, and covert advertisements. Internet platform operators are required to take measures to prevent and stop illegal advertisements, including recording and storing the real identity information of users who publish advertisements for at least three (3) years, monitoring and investigating the content of advertisements, and employing measures to stop illegal advertisements. Such platform operators must also establish effective complaint and reporting mechanisms, cooperate with market regulatory authorities in investigating illegal conduct, and use measures such as warnings, suspending or terminating services for users who publish illegal advertisements.

On August 22, 2024, the SAMR issued the Internet Advertising Recognizability Law Enforcement Guide, formulated based on the Advertising Law and the Internet Advertisement Measures and other relevant laws and regulations, and aiming at regulating the recognizability of internet advertising and providing reference for market supervision authorities across various regions. The guide is designed to help consumers distinguish between internet advertising and non-advertising information, thereby protecting their legal rights and interests. This guide is formulated based on the Advertising Law and the Internet Advertisement Measures and other relevant laws and regulations, providing a reference for the work of market supervision departments.

Regulations Relating to Online Trading and E-commerce

The Measures for the Supervision and Administration of Online Trading

The Measures for the Supervision and Administration of Online Transactions, or the Online Transaction Measures, was promulgated by SAMR on March 15, 2021, taking effect from May 1, 2021, and was amended on March 18, 2025, taking effect on May 1, 2025. The Online Transaction Measures, aiming to strengthen consumer rights protection and personal information protection, impose new obligations on the e-commerce platform operators, such as verifying and registering the identity of trading parties on the platform either that are required to registered with SAMR or that are exempted from such registration, regularly reporting of prescribed information of trading parties on the platform to the relevant branch of SAMR and establishing a system of inspection and monitoring of information on the goods sold or services provided on the platform.

The E-commerce Law

On August 31, 2018, the SCNPC promulgated the E-commerce Law of the PRC, or the E-commerce Law, which came into effect on January 1, 2019. The E-commerce Law imposes a series of requirements on e-commerce operators including e-commerce platform operators, merchants operating on the platform and the individuals and entities carrying out business online. According to the E-commerce Law, e-commerce operators who provide search results based on consumers’ characteristics such as hobbies and consumption habits shall also provide consumers with options that are not targeted at their personal characteristics at the same time, respect and fairly protect the legitimate interests of the consumers. The E-commerce Law requires the e-commerce platform operators to: (i) require business operators that apply to sell commodities or provide services on its platform to submit truthful information, including the identity, address, contact and administrative license, verify and register such information, establish registration archives, and have them verified and updated regularly; (ii) submit information on the identification of operators on its platform to the market regulatory authorities, warn operators that have not registered themselves as market subjects about handling such registration; (iii) pursuant to laws and administrative regulations concerning the administration of tax collection, submit to the tax authorities information on the identification of operators on its platform and other information relating to tax payment; (iv) record and save information released on its platform about commodities and services and deals concluded, and keep them for no less than three (3) years from the date on which deals are completed; (v) always make public information about the platform’s service agreement and transaction rules or the link to such information, in a prominent position on the platform’s homepage, and ensure that business operators and consumers are able to read and download such agreement and rules in full conveniently; (vi) distinguish its own business with noticeable labels from that of other operators on its platform if an e-commerce platform has its own business on its platform, and shall not mislead consumers; (vii) create and improve its credit rating system, formulate public credit rating rules, and provide avenues to consumers to make comments on commodities sold or services provided on its platform, and shall not delete any comment made by consumers on any commodity sold or service provided on its platform; and (viii) establish rules on the protection of intellectual property rights and strengthen its cooperation with intellectual property right owners, so as to protect intellectual property rights in accordance with law.

According to the E-commerce Law, e-commerce platform operators are required to assume joint liabilities with the merchants and may be subject to warnings and fines up to RMB2,000,000 where (i) they fail to take necessary actions when they know or should have known that the products or services provided by the merchants on the platform do not meet personal and property security requirements, or otherwise infringe upon consumers’ legitimate rights; or (ii) they fail to take necessary actions, such as deleting and blocking information, disconnecting, terminating transactions and services, when they know or should have known that the merchants on the platform infringe upon the intellectual property rights of others. With respect to products or services affecting consumers’ health and safety, e-commerce platform operators will be held liable if they neglect to examine the qualifications of merchants or fail to safeguard the interests of consumers, and may be subject to warnings and fines up to RMB2,000,000.

The Measures for the Supervision and Administration of Online Trading Platform Rules

Furthermore, the Measures for the Supervision and Administration of Online Trading Platform Rules (promulgated by SAMR and CAC, effective February 1, 2026) impose systematic compliance requirements on the formulation, revision and implementation of platform rules. These new rules prohibit platforms from using platform rules to force merchants to accept “refund-only” policies, to subscribe to non-essential value-added services such as shipping insurance, to participate in promotional activities against their will, or to operate exclusively on a single platform.

Regulations Relating to Anti-Unfair Competition

On April 23, 2019, the SCNPC promulgated the Anti-Unfair Competition Law of the PRC, or the Anti-Unfair Law, which came into effect on the same day and was amended on June 27, 2025, taking effect on October 15, 2025. On May 6, 2024, the SAMR promulgated the Interim Provisions on Anti-Unfair Competition in the Internet Sector, or the Internet Anti-Unfair Competition Provisions, which came into effect on September 1, 2024, aiming to prevent and stop the acts of unfair competition in the internet sector. The Internet Anti-Unfair Competition Provisions, (i) comprehensively list acts of unfair competition online, clarify the criteria for identification, including new manifestations of traditional unfair competition in the online environment such as imitation and confusion, false advertising, and new types of unfair competition facilitated by technological means (such as reverse brushing, illegal data acquisition, discriminatory treatment, etc.), and establish catch-all provisions to provide a regulatory basis for potential new issues and behaviors; (ii) enhance the responsibilities of platform operators, who are required to strengthen the regulation of competitive behaviors within the platform, and if the platform operators discover that operators within the platform engage in unfair competitive practices, sell goods or provide services illegally, or infringe upon the legitimate rights and interests of consumers, they must take timely measures, preserve relevant records, and report to the market supervision authorities at the county level or above where the platform operator is located; otherwise, the platform will face certain administrative penalties; (iii) raise the compliance requirements for platforms, for example, platform operators are not allowed to use service agreements, transaction rules, or other means by the operators within the platform to impose unreasonable restrictions or attach unreasonable conditions on the transactions, transaction prices, and dealings with other operators within the platform, and platform operators should fairly and reasonably determine the service charges in the service agreements and transaction rules.

Regulations Relating to Mobile Internet Applications

On June 28, 2016, the CAC promulgated the Administrative Provisions on Mobile Internet Application Information Services, or the Mobile Application Administrative Provisions, which took effect on August 1, 2016 and was amended on June 14, 2022, taking effect on August 1, 2022. The Mobile Application Administrative Provisions raise certain requirements on the Mobile Internet Application (APP) information service providers. The CAC and its local counterparts are delegated the power to supervise and administer nationwide and local APP information respectively. The APP information service providers shall satisfy relevant qualifications required by laws and regulations, establish a sound information content review and management mechanism and fulfill their obligations in various aspects relating to real-name system, protection of users’ information, examination and management of information content, including but not limited to: (i) conducting real identity information authentication based on mobile phone numbers, identity document numbers or unified social credit codes for users who apply for registration when they provide users with services such as information release and instant messaging; (ii) processing personal information under the principle of legality, legitimacy, necessity and good faith, disclosing processing rules, regulating personal information processing activities and taking necessary measures to ensure personal information security; (iii) establishing a sound information content review and management mechanism, establishing and improving management measures for user registration, account management, information review, routine inspections and emergency response; (iv) refraining from inducing users to download APPs by means of false advertisement, bundled downloads, machine or manual click farming and comment control, or using illegal and harmful information; (v) complying with the mandatory requirements of relevant national standards, promptly taking remedial measures and notifying users and reporting to the competent authorities when discovering that an APP has risks such as security defects and vulnerabilities; and (vi) formulating and disclosing management rules, and signing service agreements with registered users to clarify the rights and obligations of both parties.

On December 16, 2016, the MIIT promulgated the Interim Measures on the Administration of Pre-Installation and Distribution of Applications for Mobile Smart Terminals, or the Mobile Application Interim Measures, which took effect on July 1, 2017. The Mobile Application Interim Measures requires, among others, that the internet information service providers shall display the information of the mobile smart terminal application software provided and ensure that other than the basic functional software, the mobile smart terminal application software, as well as its ancillary resource files, configuration files and user data can be uninstalled by users on a convenient basis.

On July 21, 2023, the MIIT promulgated the Circular of the Ministry of Industry and Information Technology on Launching the Record-filing of Mobile Internet Applications, or the Mobile Application Filing Circular, which took effect on the same day. The Mobile Application Filing Circular requires that the mobile application sponsors who engage in the internet-based information services within the territory of the PRC shall carry out record-filing procedures in accordance with the Anti-Telecom and Online Fraud Law of the PRC, the Internet Information Measures and other provisions, and shall not engage in the mobile application internet-based information services if they fail to comply with the record-filing requirements.

Regulations Relating to Cybersecurity, Information Security Protection

On December 28, 2000, the SCNPC enacted the Decisions on the Maintenance of Internet Security, which was last amended on January 8, 2011, taking effect on the same day, may subject violators to criminal punishment in the PRC where the following behaviors constitute crimes: (i) behaviors impacting internet security such as gaining improper access to a computer or system of strategic importance; (ii) behaviors that may cause harm to national security and social instability such as disseminating politically disruptive information and leaking state secrets; (iii) behaviors disrupting the nation’s order of socialist market economy or order of social administration such as spreading false commercial information and infringing others’ intellectual property rights and (iv) behaviors impairing the personal, property and other legitimate rights of individuals, legal persons and other organizations such as using the internet to insult others or fabricate facts to defame others or using the internet to commit theft, fraud or extortion. Where the behaviors do not constitute crimes, the violators shall be subject to administrative sanctions imposed by the competent public security authority and other relevant government authorities and shall bear civil liabilities toward those whose legitimate rights and interest are infringed upon. The Ministry of Public Security, or MPS, has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an information service provider violates these measures, the MPS and the local security bureaus may revoke its operating licenses and shut down its websites.

On June 22, 2007, the MPS, the National Administration of State Secrets Protection, the State Cryptography Administration and the Information Office of the State Council jointly issued the Administrative Regulations for the Classified Protection of Information Security, which became effective on the same day. Entities operating and using information systems shall determine the security protection grade of the information system and carry out the graded protection work in accordance with relevant guidelines. Entities operating and using information systems of grade two or above shall file their security protection grade with the MPS or its bureaus at or above the municipal level with subordinate districts within the specified date.

On November 7, 2016, the SCNPC promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which took effect on June 1, 2017 and was amended on October 28, 2025, taking effect on January 1, 2026, pursuant to which, network operators shall comply with laws and regulations and fulfill their obligations to safeguard security of the network when conducting business and providing services. Those who provide services through networks shall take technical measures and other necessary measures pursuant to laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data, and the network operators shall not collect the personal information irrelevant to the services they provide or collect or use the personal information in violation of the provisions of laws or agreements between both parties, and network operators of key information infrastructure shall store within the territory of the PRC all the personal information and important data collected and produced within the territory of the PRC. In the event of any unauthorized disclosure, damage or loss of collected personal information, network operators must take immediate remedial measures, notify the affected users and report the incidents to the authorities in a timely manner.

On September 15, 2018, the MPS promulgated the Provisions on Internet Security Supervision and Inspection by Public Security Agencies, taking effect on November 1, 2018, pursuant to which, the public security authorities are authorized to carry out internet security supervision and inspection of the internet service providers in the following aspects, including: (i) whether the service providers have completed the recordation formalities for online entities, and filed the basic information (including the changes thereof) of the accessing entities and users; (ii) whether they have established and implemented the cybersecurity management system and protocols, and appointed the persons responsible for cybersecurity; (iii) whether the technical measures for recording and retaining users’ registration information and weblog data are in place in accordance with law; (iv) whether they have taken technical measures to prevent computer viruses, network attacks and network intrusion; (v) whether they have adopted preventive measures to tackle the information that is prohibited to be issued or transmitted by laws and administrative regulations in the public information services; (vi) whether they provide technical support and assistance as required by law to public security authorities to safeguard national security and prevent and investigate on terrorist activities and criminal activities; and (vii) whether they have fulfilled the obligations of the grade-based cybersecurity protection and other obligations prescribed by laws and administrative regulations. In particular, the public security authorities shall also carry out supervision and inspection on whether an internet service provider has taken required measures to manage information published by users, adopted proper measures to handle the published or transmitted information that is prohibited to be published or transmitted, and kept the records.

On December 15, 2019, the CAC promulgated the Provisions on Ecological Governance of Network Information Content, or the CAC Order No.5, taking effect on March 1, 2020, to provide guidance for the management of network information content. According to CAC Order No.5, each network information content service platform is required, among others (a) not to disseminate the information prohibited by laws and regulations; (b) to strengthen the examination and inspection of the advertising space set on the platform and the advertising content displayed on the platform; (c) to promulgate management rules and platform conventions, improve user agreements, clarify the rights and obligations of users, and perform management duties required by law and contracts; (d) establish convenient channels for filing complaints and reports; and (e) to prepare annual work report regarding its ecological governance of network information content.

On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which took effect on September 1, 2021. The PRC Data Security Law provides that the state shall establish a data security review system, under which data processing activities that affect or may affect national security shall be reviewed for national security purposes. A decision on security review made in accordance with law shall be final and binding upon the concerned parties.

The Regulations on Network Data Security Management was promulgated by the State Council on September 24, 2024, taking effect on January 1, 2025, pursuant to which the network data processors that handle personal information of more than 10 million people must comply with the provisions for processors of important data, who are required to fulfill cybersecurity protection responsibilities, including the development and implementation of network data security management systems, operational procedures, and emergency response plans for network data security incidents; regularly organizing activities such as network data security risk monitoring, risk assessment, emergency drills, and publicity and training education to promptly address network data security risks and incidents. In the event of mergers, divisions, dissolutions, bankruptcies, or other circumstances that may affect the security of important data, processors of important data must take measures to ensure the security of network data and report to the authorities of provincial level or above on the data disposal plan, the name and contact information of the recipient.

On December 28, 2021, the CAC, together with certain other mainland China government authorities, promulgated the Cybersecurity Review Measures, which replaced the previous version and took effect from February 15, 2022. Pursuant to the Cybersecurity Review Measures, network platform operators who possess personal information of over 1,000,000 individual users shall be subject to cybersecurity review before listing abroad. The competent government authorities may also initiate a cybersecurity review against the operators if the authorities believe that the network product or service or data processing activities of such operators affect or may affect national security. If the Cybersecurity Review Office deems it necessary to conduct a cybersecurity review, it shall complete a preliminary review within thirty (30) business days (or forty-five (45) business days for complicated cases) from the issuance of a written notice to the operator. Upon the completion of a preliminary review, the Cybersecurity Review Office shall reach a review conclusion suggestion and send the review conclusion suggestion to the members for the cybersecurity review system and relevant authorities for their comments. These authorities shall issue a written reply within fifteen (15) business days from the receipt of the review conclusion suggestion. If the Cybersecurity Review Office and these authorities reach a consensus, then the Cybersecurity Review Office shall inform the operator in writing, otherwise, the case will go through a special review procedure. The special review procedure shall be completed within ninety (90) business days, or longer for complicated cases. The Cybersecurity Review Measures provides that the violators shall be subject to legal consequences in accordance with the Cyber Security Law and the PRC Data Security Law.

On December 31, 2021, the CAC, MIIT, MPS and SAMR promulgated the Administrative Provisions on Algorithms Recommendation in Internet-based Information Services, or the Algorithms Recommendation Administrative Provisions, which took effect on March 1, 2022. Pursuant to the Algorithms Recommendation Administrative Provisions, internet-based information service providers who apply algorithm-based recommendation technologies in such service within the territory of the PRC shall comply with the requirements regarding information services and user rights and interests protection. Algorithm-based recommendation service providers with public opinion attributes or social mobilization capabilities shall fill in certain information through the internet-based information service algorithm record-filing system, perform the record-filing procedures and conduct security assessment in accordance with relevant provisions.

On July 7, 2022, the CAC promulgated the Security Assessment Measures for Outbound Data Transfers, which came into effect on September 1, 2022. The Security Assessment Measures for Outbound Data Transfers provides four circumstances, under any of which data processors shall, through the local cyberspace administration at the provincial level, apply to the national cyberspace administration for security assessment of cross-border data transfer. These circumstances include: (i) where a data processor transfers important data to overseas recipients; (ii) where a critical information infrastructure operator, or a data processor processing the personal information of more than 1,000,000 individuals, who, in either case, transfers personal information to overseas recipients; (iii) where a data processor who has transferred the personal information of more than 100,000 individuals, or the sensitive personal information of more than 10,000 individuals to overseas recipients, since January 1 of the preceding year cumulatively; or (iv) other circumstances under which security assessment of data cross-border transfer is required as prescribed by the national cyberspace administration. Since there might be newly issued explanations or implementation rules, we will continually monitor our compliance status in accordance with the latest changes in applicable regulatory requirements.

On March 22, 2024, the CAC promulgated the Regulations on Promoting and Regulating Cross-Border Data Flow, which specifies the standards for the declaration of critical data export security assessments and stipulated circumstances exempted from declaring data export security assessments. For instance, data collected in international trade and cross-border transportation activities that does not contain personal information or critical data are exempted. Additionally, free trade pilot zones are allowed to establish negative lists, and data exports not included the negative list are exempted from the declaration of data export security assessments.

As a network platform operator who possesses personal information of more than one million users for purposes of the Cybersecurity Review Measures, we have applied for and completed a cybersecurity review with respect to our initial public offering pursuant to the Cybersecurity Review Measures.

Regulations Relating to Privacy and Data Protection

On December 29, 2011, the MIIT issued the Provisions on Regulating the Market Order of Internet Information Services, taking effect on March 15, 2012, pursuant to which, internet information service provider may not collect any user personal information or provide such information to third parties without the consent of such user, unless it is otherwise provided by laws or administrative regulations. An internet information service provider shall expressly inform the users of the method, content and purpose for the collection and processing of such users’ personal information and may only collect such information necessary for the provision of its services. On December 28, 2012, the SCNPC promulgated the Decision on Strengthening Network Information Protection, which provides that electronic information that can identity citizens’ personal privacy and involves citizens’ personal privacy is protected, and no person or organization shall steal, illegally obtain, sell or illegally provide to others any personal information of citizens.

On July 16, 2013, the MIIT issued the Provisions on Protection of Personal Information of Telecommunication and Internet Users, taking effect on September 1, 2013, pursuant to which “personal information” is defined as information that identifies a citizen, the time or location for his/her use of telecommunication and internet services or involves privacy of any citizen such as his/her birth date, ID card number, and address. Any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An internet information service provider must also keep information collected strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. Any violation of the above decision or order may subject the internet information service provider to order to rectify, warnings, fines or even criminal liabilities.

According to the Ninth Amendment to the Criminal Law of the PRC issued by the SCNPC on August 29, 2015, taking effect on November 1, 2015, any internet service provider that fails to fulfill the obligations related to internet information security as required by applicable laws and refuses to rectify upon orders, will be subject to criminal liability for causing (a) any dissemination of illegal information in large scale; (b) any leakage of the users’ information that leads to serious consequences; (c) any serious loss of evidence for criminal activities; or (d) any other severe situations. In addition, any individual or entity that (a) sells or provides personal information to others unlawfully, or (b) steals or illegally obtains any personal information, will be subject to criminal liability in severe situations. Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the MPS on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens, issued on April 23, 2013 and taking effect on the same day, and the Interpretations of the Supreme People’s Court and Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in Handling of Criminal Cases Involving Infringement of Citizen’s Personal Information, issued on May 8, 2017 and taking effect as of June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations.

On January 23, 2019, the Office of the Central Cyberspace Affairs Commission, the MIIT, the MPS, and SAMR jointly issued the Announcement of Launching Special Rectifications against Illegal Collection and Use of Personal Information by Apps to implement special rectifications against mobile apps that collect and use personal information in violation of applicable laws and regulations, including among others, collecting personal information irrelevant to their services, or forcing users to give authorization in a disguised manner. On November 28, 2019, the CAC, the MIIT, the MPS and SAMR promulgated the Identification Method of Illegal Collection and Use of Personal Information Through App, which provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile apps, and for the app operators to conduct self-examination and self-correction and for other participants to voluntarily monitor compliance thereof.

On May 28, 2020, the NPC approved the Civil Code of the PRC, or the Civil Code, which has come into effect on 1 January 2021. Pursuant to the Civil Code, the personal information of a natural person shall be protected by law. Any organization or individual that need to obtain personal information of others shall obtain such information legally and ensure the security of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase, sell, provide or make public personal information of others.

On August 20, 2021, the SCNPC promulgated the Law of Personal Information Protection of PRC, or the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and became effective on November 1, 2021. Pursuant to the Personal Information Protection Law, personal information, refers to information related to identified or identifiable natural persons and is recorded by electronic or other means but excluding the anonymized information. Personal information processing includes, but is not limited to, the collection, storage, use, processing, transmission, provision, disclosure, and deletion of personal information. Personal information shall be processed under the principles of lawfulness, legitimacy, necessity and good faith, and shall not be processed in a way that is misleading, fraudulent or coercive. Personal information handlers shall bear responsibility for their personal information handling activities, and adopt the necessary measures to safeguard the security of the personal information they handle. Otherwise, the personal information handlers will be ordered to correct or suspend or terminate the provision of services, confiscation of illegal income, fines or other penalties.

Furthermore, the National Internet Information Office issued the Measures for the Administration of Personal Information Protection Compliance Audits, which took effect on May 1, 2025. Under these measures, personal information processors processing the personal information of more than 10 million individuals are required to conduct personal information protection compliance audits at least once every two years. Other personal information processors are required to conduct such audits periodically based on their specific circumstances. In the area of cross-border data transfers, the Measures for Certification of Personal Information Export, jointly issued by the CAC and the State Administration for Market Regulation on October 17, 2025, took effect on January 1, 2026. This measure establishes the certification pathway for personal information export, completing the full framework of China’s cross-border data transfer regulatory system, which now includes security assessment, standard contract, and certification as the three primary compliance pathways.

Regulations Relating to Outbound Investment

To regulate outbound investments, the MOFCOM promulgated the Administrative Measures on Outbound Investments (2009 Edition) on March 16, 2009, taking effect as of May 1, 2009, which was repealed by the Administrative Measures on Outbound Investments (2014 Edition), or the MOFCOM Outbound Investments Measures, promulgated by MOFCOM on September 6, 2014, taking effect as of October 6, 2014, under which the MOFCOM’s approval delegation was modified by the Decision of the State Council to Cancel a Group of Administrative Licensing Items and Other Items (2018) on July 28, 2018. According to the MOFCOM Outbound Investments Measures, outbound investments of enterprises involving sensitive countries and regions or sensitive industries shall be subject to examination and approval by the MOFCOM or its local counterparts at provincial level and other outbound investments of enterprises shall be subject to filing with the same authorities. The MOFCOM and its provincial local counterparts shall conduct filing and approval administration through the “outbound investment administration system”, and issue the Certificate of Outbound Investment by Enterprises for enterprises which have obtained such filing or approval.

On December 26, 2017, the NDRC, promulgated the Administrative Measures on the Outbound Investments of Enterprises, or the NDRC Outbound Investment Measures, which became effective from March 1, 2018. Pursuant to the NDRC Enterprise Outbound Investment Measures, outbound investment refers to the investment activities conducted by an enterprise located within the territory of the PRC either directly or via an overseas enterprise under its control. Such control of an overseas enterprise can be obtained through investing assets and equities, providing financing or a guarantee, or any other means, to obtain overseas ownership, control rights, business management rights and other related rights and interests. To make outbound investment, investors shall go through the formalities to have a proposed overseas investment project approved or filed for record, report relevant information, and cooperate in supervision and inspection. Projects subject to approval administration are sensitive projects in one of the sensitive industries listed in the Outbound Investment Sensitive Industry Catalogue (2018 Edition), which was promulgated by the NDRC on January 31, 2018 and came into effect on March 1, 2018, to be carried out by investors either directly or through overseas enterprises under their control and the approval authority is the NDRC. Projects subject to record-filing administration are non-sensitive projects to be carried out directly by investors and the record-filing authorities are the NDRC and its provincial local counterparts. In addition, where natural persons within the territory of China make investments abroad through overseas enterprises under their control or through enterprises located in Hong Kong, Macao or Taiwan region, the Enterprise Outbound Investment Measures shall apply mutatis mutandis.

Regulations Relating to Tax

Enterprise Income Tax

On March 16, 2007, the SCNPC promulgated the PRC Enterprise Income Tax Law, which was amended on February 24, 2017 and December 29, 2018 respectively. On December 6, 2007, the State Council promulgated the Regulations for the Implementation of the Law of the PRC on Enterprise Income Tax, which came into effect on January 1, 2008 and was last amended on December 6, 2024, or collectively, the EIT Law. Pursuant to the EIT Law, taxpayers consist of resident enterprises and non-resident enterprises. Resident enterprises are defined as enterprises that are established in the PRC in accordance with laws of mainland China, or that are established in accordance with the laws of foreign countries but whose actual or de facto control is administered from within the PRC territory. Non-resident enterprises are defined as enterprises that are set up in accordance with the laws of foreign countries and whose actual administration is conducted outside the PRC territory, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC territory. Under the EIT Law, a uniform enterprise income tax rate of 25% is applicable. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment institutions or premises in the PRC but there is no actual relationship between the income derived in the PRC territory and the established institutions or premises set up by them, the enterprise income tax is, in that case, set at the rate of 10% for their income sourced from inside the PRC territory.

Pursuant to the EIT Law, the EIT tax rate of a high and new technology enterprise is 15%. Pursuant to the Administrative Measures for the Recognition of High and New Technology Enterprises, promulgated on April 14, 2008 and last amended on January 29, 2016, the certificate of a high and new technology enterprise is valid for three (3) years and may be renewed after the inspection of the State Administration of Taxation, or the SAT, and other authorities.

The Notice of the SAT Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or the SAT Circular 82, which was promulgated by the SAT on April 22, 2009 and last amended on December 29, 2017, sets out the standards and procedures for determining whether or not the “de facto management body” of an enterprise registered outside of the PRC territory and controlled by PRC enterprises or PRC enterprise groups is located within the PRC territory. Pursuant to the SAT Circular 82, offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and shall be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the senior management and core management departments in charge of its daily operations function have their presence mainly in mainland China; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in mainland China; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in mainland China; and (iv) not less than half of the enterprise’s directors or senior management with voting rights habitually reside in mainland China. Further to SAT Circular 82, in June 2018 the SAT amended the Measures for the Administration of Income Tax for Chinese-Funded Holding Resident Enterprises Registered Abroad (for Trial Implementation), or the SAT Bulletin 45, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Pursuant to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, or the Double Tax Avoidance Arrangement, promulgated by the SAT on August 21, 2006, taking effect on the same day, and other applicable laws of mainland China, if a Hong Kong resident enterprise is identified by the competent PRC tax authorities as having satisfied the conditions and provisions of the Double Tax Avoidance Arrangement and other applicable laws, the applicable withholding tax rate for dividends received by a Hong Kong resident enterprise from a PRC resident enterprise may be reduced from 10% to 5% if such Hong Kong resident directly holds at least 25% of the equity interest of the PRC resident enterprise. Pursuant to the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties promulgated on February 20, 2009 by the SAT, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) its corporate form must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the twelve (12) months prior to receiving the dividends.

The Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or the SAT Bulletin 7, promulgated by the SAT on February 3, 2015 and partially repealed by the Public Notice on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises promulgated by the SAT on October 17, 2017 and the Decision of the SAT on Promulgation of the Catalog of Invalid or Repealed Departmental Rules and Regulatory Documents of Tax Authorities promulgated by the SAT on December 29, 2017, extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. Pursuant to SAT Bulletin 7, where a non-resident enterprise indirectly transfers properties such as equity in PRC resident enterprises without any justifiable business purposes and aiming to avoid the payment of enterprise income tax, such indirect transfer must be deemed and reclassified as a direct transfer of equity in PRC resident enterprise. To assess whether an indirect transfer of PRC taxable properties has reasonable commercial purposes, all arrangements related to the indirect transfer must be considered comprehensively and factors set forth in SAT Bulletin 7 must be comprehensively analyzed in light of the actual circumstances. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market.

On October 17, 2017, the SAT promulgated the Public Notice on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Bulletin 37, which became effective on December 1, 2017 and was amended on June 15, 2018. SAT Bulletin 37 requires that with regard to equity investment earnings such as dividends and bonuses, interest, rental income, use of franchise income, property transfer income, and other kinds of taxable income earned by non-resident enterprises from sources in the PRC, source-based withholding shall be implemented; as such, the withholding obligors are the entities or individuals that have the direct obligation to make payment of relevant funds to the non-resident enterprises according to law or relevant contracts. Where the withholding obligor fails to withhold taxes according to law or is unable to carry out its withholding obligation, the non-resident enterprise shall declare the enterprise income tax to the competent taxation authority in the locality where the tax was accrued.

Value-added Tax

Pursuant to the Regulations of the PRC on Value-added Tax, or the VAT Regulations, which was promulgated by SCNPC on December 25, 2024, and came into effect on January 1, 2026, and the Implementing Rules of the Provisional Regulations of the PRC on Value-added Tax, which was promulgated by the Ministry of Financing of the PRC, or the MOF on December 25, 1993 and amended in December 15, 2008 and October 28, 2011 respectively, tax payers engaging in sale of goods, provision of processing services, repairs and replacement services, sales of services, intangible assets or real property, or importation of goods within the territory of the PRC shall pay value-added tax, or the VAT. The currently applicable tax rates of VAT vary a lot from 0% through 13% for different kinds of goods sold or service provided and different business models and transaction types, subject to adjustments that may be made by the SAT from time to time.

Regulations Relating to Intellectual Property

Copyright

The Copyright Law of the PRC promulgated by the SCNPC on September 7, 1990 and last revised on November 11, 2020 taking effect as of June 1, 2021, or the Copyright Law, and the Implementing Regulations of the Copyright Law of the PRC promulgated by the State Council on May 30, 1991 and last amended on January 30, 2013 taking effect as of March 1, 2013, are the principal laws and regulations governing copyright related matters. The Copyright Law provides that Chinese citizens, legal persons or unincorporated organizations shall, whether published or not, be entitled to copyright of their works. The Copyright Law extends copyright protection to writings, oral works, photographic works, audio-visual works, and software products. Authors and other copyright owners may register their works with the registration agency recognized by the competent national copyright authority. Under the Copyright Law, the term of protection for copyrighted software of a legal person or institution is fifty (50) years since such software is first published in China. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. To address the problem of copyright infringement related to the content posted or transmitted over the internet, the National Copyright Administration, or the NCAC, and the MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005, which became effective on May 30, 2005.

On May 18, 2006, the State Council promulgated the Regulations on Protection of Information Network Transmission Right or the Transmission Right Regulations, which took effect on July 1, 2006 and was amended on January 30, 2013 taking effect as of March 1, 2013. According to the Transmission Right Regulations, an internet information service provider may be held liable under various situations, including if it knows or should reasonably have known a copyright infringement through the internet and fails to take measures to remove or block or disconnect links to the content, or, although not aware of the infringement, the internet information service provider fails to take such measures upon receipt of the copyright holder’s notice of infringement. The internet information service provider may be exempted from indemnification liabilities under certain circumstances.

According to Provisions of the Supreme People’s Court on Certain Issues Related to the Application of Law in the Trial of Civil Cases Involving Disputes over Infringement of Information Network Transmission Rights, which took effect on January 1, 2013 and was amended on December 29, 2020 taking effect from January 1, 2021, web players or web service providers who, without authorization, provide via information network works, performances or audio-video products for which others have the right of information network transmission shall be deemed to have infringed upon the information network transmission right, unless otherwise provided by laws and administrative regulations. Furthermore, where an internet service provider knows or should have known that network users are infringing on the right of information transmission through network services, and fails to take necessary measures such as deleting, shielding, disconnecting links, or providing technical support, such behavior/omission shall constitute an act of assisting infringement.

Software Registration

On December 20, 2001, the State Council promulgated the Computer Software Protection Regulations, or the Computer Software Protection Regulations, which came into effect on October 1, 1991 and was last amended on January 30, 2013 taking effect as of March 1, 2013. The Computer Software Protection Regulations are formulated for protecting the rights and interests of computer software copyright owners, encouraging the development and application of computer software and promoting the development of software industry. In order to further implement the Computer Software Protection Regulations, the NCAC promulgated the Computer Software Copyright Registration Measures on February 20, 2002, as amended on May 19, 2004, which regulates registrations of software copyright, exclusive licensing contracts for software copyright and transfer contracts. The NCAC shall be the competent authority for the nationwide administration of software copyright registration and the Copyright Protection Center of China, or the CPCC, is designated as the software registration authority. The CPCC shall grant registration certificates to the computer software copyright applicants.

Trademarks

Pursuant to the Trademark Law of the PRC, or the PRC Trademark Law, which was promulgated by the SCNPC on August 23, 1982 and last amended on April 23, 2019, and the Implementation Regulation of the PRC Trademark Law, which was adopted by the State Council on August 3, 2002 and last amended on April 29, 2014, registered trademarks include commodity trademarks, service trademarks, collective trademarks and certification trademarks.

The Trademark Office of China National Intellectual Property Administration (or CNIPA) is in charge of trademark registrations nationwide and grants a protection term of ten (10) years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. An application for registration of a malicious trademark not for use will be rejected and those who apply for trademark registration maliciously will be given administrative penalties of warnings or fines according to the circumstances; those who file trademark lawsuits maliciously will be punished by the people’s court according to law.

Domain Names

The Administrative Measures on Internet Domain Names, or the Domain Name Measures, was promulgated by the MIIT on August 24, 2017 and became effective as of November 1, 2017. According to the Domain Name Measures, applicants who apply for domain name root servers and setup of operating entities of domain name root servers or registration and management entities of domain names within the territory of China, shall obtain authorization for this purpose from the MIIT or the local communications administration bureaus at the provisional level. The registration of domain names is generally on a “first-apply-first-registration” basis and a domain name applicant will become the domain name holder upon the completion of the application procedure. On November 27, 2017, the MIIT promulgated the Circular of the Ministry of Industry and Information Technology on Regulating the Use of Domain Names for Internet Information Services, which became effective on January 1, 2018, pursuant to which, where the internet information service provider is an entity, it shall use a domain name that is registered and owned by itself or the person in charge of it or its senior executive in accordance with laws and regulations, while offering internet information services.

Patent

The Patent Law of the PRC promulgated by the SCNPC on March 12, 1984 and last amended on October 17, 2020, being effective as of June 1, 2021, and the Implementing Rules of the Patent Law of the PRC promulgated by the State Council on December 21, 1992 and last amended on December 11, 2023, taking effect as of December 11, 2023, are the principal laws and regulations governing patent related matters. The Patent Office of CNIPA is in charge of the administration of patent-related work nationwide, including accepting and examining patent applications in a uniform way and granting patent rights in accordance with law. An invention or utility model for which a patent right is to be granted shall meet three conditions, namely novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds, substances obtained by means of nuclear transformation, or designs that are used principally to identify the pattern, color or a combination thereof, of plane presswork. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner before using the patent, otherwise the use will constitute an infringement of the rights of the patent holder.

Trade Secrets

According to the PRC Anti-Unfair Competition Law, or Anti-Unfair Competition Law, promulgated by the SCNPC on September 2, 1993, as amended on November 4, 2017, April 23, 2019 and June 27, 2025 respectively, the term “trade secrets” refers to technical and business information that is unknown to the public, has utility, may create business interests or profits for its legitimate right holders, and is maintained as a secret by its legitimate right holders. Under the Anti-Unfair Competition Law, business operators are prohibited from infringing others’ trade secrets by: (i) acquiring trade secrets from the legitimate right holders by theft, bribery, fraud, coercion, electronic intrusion or any other illicit means; (ii) disclosing, using or permitting others to use trade secrets of the legitimate right holders acquired by any means specified in item (i) above; (iii) disclosing, using or permitting others to use trade secrets in their possession, in violation of their confidentiality obligations or any requirements of the legitimate right holders to keep such trade secrets confidential; or (iv) abetting, tempting or aiding a person into acquiring, disclosing, using, or permitting others to use the trade secrets, in violation of his/her confidentiality obligations or any requirements of the legitimate right holders to keep such trade secrets confidential. Pursuant to the Civil Code, no matter whether a contract is lawfully formed or not, the parties may not disclose or improperly use the trade secrets or other confidential information they have come to know in the course of concluding such contract, and if a party divulges or improperly uses such trade secret or information, thereby causing losses to the other party(ies), such party shall be liable for compensating the other party(ies).

Regulations Relating to Anti-monopoly

On August 30, August 2007, the SCNPC promulgated the Anti-Monopoly Law of the PRC, or the Anti-Monopoly Law, which was last amended on June 24, 2022, taking effect as of August 1, 2022, which prohibits monopolistic conduct such as entering into monopoly agreements, abuse of dominant market position and concentration of undertakings that have the effect of eliminating or restricting competition.

Pursuant to the Anti-Monopoly Law, competing business operators may not enter into monopoly agreements that eliminate or restrict competition, such as by boycotting transactions, fixing or changing the price of commodities, limiting the output of commodities, or fixing the price of commodities for resale to third parties, among other actions, unless the agreement will satisfy the exemptions under the Anti-monopoly Law, such as improving technologies, increasing the efficiency and competitiveness of small and medium-sized undertakings, or safeguarding legitimate interests in cross-border trade and economic cooperation with foreign counterparts. Sanctions for violations include an order to cease the activities, and confiscation of illegal gains and fines (ranging from 1% to 10% of sales revenues from the preceding year, or a fine of not more than RMB5 million if there was no sales for the preceding year; or a fine of not more than RMB3 million if the monopoly agreement reached has not been performed.

Business operators are forbidden to use data, algorithms, technologies, capital advantages and platform rules to engage in monopolistic acts prohibited by the Anti-Monopoly Law, and in particular, business operators with a dominant market position are forbidden to use data, algorithms, technologies and platform rules to abuse their dominant market position as specified in the Anti-Monopoly Law such as selling commodities at unfairly high prices or buying commodities at unfairly low prices, selling products at prices below cost without any justifiable cause, and refusing to trade with a trading party without any justifiable cause.

On February 7, 2021, the Anti-Monopoly Committee of the State Council promulgated the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, or the Anti-Monopoly Guidelines, aiming to provide guidelines for supervising and prohibiting monopolistic conduct in connection with the internet platform business operations and further elaborate on the factors for recognizing such monopolistic conduct in the internet platform industry. Pursuant to the Anti-Monopoly Guidelines, the methods of an internet platform collecting or using the privacy information of internet users may also be one of the factors to be considered for analyzing and recognizing monopolistic conducts in the internet platform industry. For example, whether the business operator compulsorily collects unnecessary user information may be considered to analyze whether there is a bundled sale or additional unreasonable trading condition, which is one of the behaviors constituting abuse of dominant market position. In addition, factors including, among others, providing differentiated transaction prices or other transaction conditions for consumers with different payment ability based on consumption references and usage habits analyzed using big data and algorithms is also one of the behaviors constituting abuse of dominant market position. Furthermore, whether the business operators are required to “choose one” among the internet platform and its competitive platforms maybe considered to analyze whether such internet platform operator with dominant market position abuses its dominant market position and excludes or restricts market competition. Subsequently, on November 15, 2025, the State Administration for Market Regulation (SAMR) issued the draft of the Anti-Monopoly Compliance Guidelines for Internet Platforms for public consultation, which listed eight types of monopoly risks: algorithmic collusion among platforms, organizing or assisting merchants to reach monopoly agreements, unfairly high pricing by platforms, below-cost sales, blocking and shielding, “choose-one-of-two” practices, “nationwide lowest price” requirements, and differential treatment by platforms. On February 13, 2026, SAMR formally issued the Anti-Monopoly Compliance Guidelines for Internet Platforms, which took effect on the date of issuance and provides systematic rules on risk identification, risk management and compliance assurance mechanisms for internet platforms.

On March 10, 2023, SAMR issued the Provisions on the Prohibitions of Monopoly Agreements, which took effect on April 15, 2023 and was amended on December 9, 2025, taking effect on February 1, 2026, which superseded the previously-issued interim provisions promulgated in 2019 and clarified certain practical issues, e.g., how to define the scope of commodity markets related to the platform economy.

On March 10, 2023, SAMR issued the Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions, taking effect on April 15, 2023, which superseded the previously-issued interim provisions promulgated in 2019 and clarified certain practical issues, e.g., how to determine whether a platform economy operator has gained a dominant market position.

On April 25, 2024, the Anti-Monopoly Committee of the State Council promulgated the Anti-Monopoly Compliance Guidelines of Business Operators to guide and support the business operators in establishing and improving anti-monopoly compliance management systems.

Regulations Relating to Employment and Social Welfare

Employment

Pursuant to the PRC Labor Law, effective as of January 1, 1995 and last amended on December 29, 2018 and the PRC Labor Contract Law, effective as of January 1, 2008 and amended on December 28, 2012, a written labor contract shall be executed by an employer and an employee when the employment relationship is established, and an employer is under an obligation to sign an unlimited-term labor contract with any employee who has worked for the employer for ten (10) consecutive years. Furthermore, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. All employers must pay remuneration to their employees equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with appropriate workplace safety training. In addition, the mainland China government has continued to introduce various new labor-related regulations after the PRC Labor Contract Law. Amongst other things, new annual leave requirements mandate that annual leave ranging from five (5) to fifteen (15) days is available to nearly all employees and further require that the employer compensate an employee for any annual leave days the employee is unable to take in the amount of three times his daily salary, subject to certain exceptions. Moreover, all PRC enterprises are generally required to implement a standard working time system of eight (8) hours a day and forty(40) hours a week, and if the implementation of such standard working time system is not appropriate due to the nature of the job or the characteristics of business operation, the enterprise may implement a flexible working time system or comprehensive working time system after obtaining approvals from the labor administration authorities.

Labor Dispatch

Pursuant to the PRC Labor Contract Law, the dispatched contract workers shall be entitled to equal pay for equal work as a fulltime employee of an employer, and they shall only be engaged to perform temporary, ancillary or substitute job positions. A temporary job position refers to a position with a term of less than six months; an ancillary job position refers to a non-main business position that serves main business positions; and a substitute job position refers to a position where the employee who cannot work for a given period of time due to full-time study, vocation or other reasons may be substituted by another worker. An employer shall strictly control the number of dispatched contract workers, and such number shall not exceed certain percentage of total number of workers specified by the labor administrative department of the State Council.

According to the Interim Provisions on Labor Dispatch promulgated by the Ministry of Human Resources and Social Security on January 24, 2014 and effective as of March 1, 2014, the number of dispatched contract workers hired by an employer shall not exceed 10% of the total number of its workers (including both directly hired employees and dispatched contract workers).

Social Insurance and Housing Provident Fund

The PRC Social Insurance Law, which was promulgated on October 28, 2010 and amended on December 29, 2018, has established social insurance systems of basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance, and has elaborated in detail the legal obligations and liabilities of employers who do not comply with relevant laws and regulations on social insurance.

According to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Work Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in the PRC shall provide benefit plans for their employees, which include basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance. An enterprise must provide social insurance by going through social insurance registration with local social insurance authorities or agencies and shall pay or withhold relevant social insurance premiums for or on behalf of employees. On July 20, 2018, the General Office of the CPC Central Committee and the General Office of the State Council issued the Plan for Reforming the State and Local Tax Collection and Administration Systems, which stipulated the power to collect social insurance premiums is solely delegated to the SAT and its local counterparts. According to the Administrative Measures on Housing Provident Fund, which was promulgated on April 3, 1999 by the State Council and last amended on March 24, 2019, housing provident fund paid and deposited both by employees themselves and their unit employers shall be owned by the employees. Employers shall undertake the registration of payment and deposit of the housing provident fund at the competent housing provident fund management center and upon the examination by such management center, employers shall complete procedures for opening an account at the commissioned bank for the deposit of employees’ housing provident funds. Enterprises are also required to pay and deposit housing provident fund contributions in full amount and in a timely manner.

Regulations Relating to Foreign Exchange

According to the Regulation of the PRC on Foreign Exchange Administration, or the Foreign Exchange Regulations, issued by the State Council on January 29, 1996 and last amended on August 5, 2008 and the Administrative Regulations of Foreign Exchange Settlement and Sale and Payment of Foreign Exchange, or the Foreign Exchange Settlement & Sale & Payment Regulations, promulgated by the People’s Bank of the PRC on June 20, 1996, generally, (i) the foreign exchange income and expenditure and foreign exchange business operations of Chinese institutions and individuals and (ii) the foreign exchange income and expenditure and foreign exchange business operations conducted within the PRC territory by overseas institutions and individuals, shall be subject to foreign exchange administration by the State Administration of Foreign Exchange, or SAFE. Renminbi is freely convertible for payments of current account items such as trade and service-related foreign exchange transactions and there is no substantial control on dividend payments to abroad (upon the authenticity verification and completion of tax payment), but is not freely convertible for capital expenditure items such as direct investment, loans or investments in securities outside of the PRC unless the approval from SAFE or its local counterparts is obtained in advance.

On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015 and was last amended on March 23, 2023. According to SAFE Circular 19, the foreign exchange capital of foreign-invested enterprises (or FIEs) shall follow the principle of “discretionary foreign exchange settlement”, i.e., the foreign exchange capital in the capital account of an FIE, after its amount being confirmed by the local SAFE (or after its amount being recorded by the handling banks) can be settled at such banks based on the actual operational needs of the FIE. The proportion (upper limit) of “discretionary foreign exchange settlement” of an FIE is temporarily set at 100% of the amount of foreign exchange capital of such FIE. The Renminbi converted from the foreign exchange capital will be kept in a designated account and if an FIE needs to make further payment from such account, it still needs to provide supporting documents and proceed with the review process with the banks. Furthermore, SAFE Circular 19 stipulates that the use of capital by FIEs shall follow the principles of authenticity and self use within the business scope of enterprises. Furthermore, the foreign exchange capital of an FIE and the Renminbi fund obtained by such FIE from foreign exchange settlement shall not be used for any of the following purposes: (i) directly or indirectly used for payments beyond the business scope of the enterprises or payments as prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities unless otherwise provided by the laws and regulations; (iii) directly or indirectly used for issuance of Renminbi entrusted loans except for those permitted by the business scope of such FIE, repayment of interenterprise loans (including advances by third parties) or repayment of bank loans that have been transferred to a third party; or (iv) directly or indirectly used for expenses related to the purchase of real estate that is not for self use (except for the foreign-invested real estate enterprises).

The Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, was promulgated by SAFE on June 9, 2016. Pursuant to SAFE Circular 16, enterprises registered in the PRC are also allowed to convert their foreign debts from foreign currency to Renminbi on a discretionary basis. SAFE Circular 16 provides a unified standard for the conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a discretionary basis which applies to all enterprises registered in the PRC. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC Laws, while such converted Renminbi shall not be provided as loans to its non-associated enterprises. On January 26, 2017, SAFE promulgated the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control which specifies several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall make up for losses incurred in previous years before remitting abroad any profit. Moreover, pursuant to the circular, domestic entities shall make detailed explanations of the sources and utilization scheme of their invested funds, and provide board resolutions, contracts and other supporting materials proving the authenticity when undergoing the registration and remittance procedures in connection with an outbound investment.

On October 23, 2019, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-Border Trade and Investment, or SAFE Circular 28, which, among other things, allows FIEs that do not have “equity investment” in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investments as long as such investments are real and in compliance with the foreign investment-related laws and regulations. On April 10, 2020, SAFE promulgated the Circular of SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business pursuant to which the facilitation of payments using offshore incomes under the capital accounts (including capital contribution, foreign debts, proceeds from overseas listings and etc.) by qualified domestic enterprises shall be promoted nationwide.

On December 4, 2023, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Deepening Reform and Promoting the Facilitation of Cross-border Trade and Investment, or the SAFE Circular 2023[28]. The SAFE Circular 2023[28] includes technology-based small and medium-sized enterprises (SMEs) in the pilot scope of cross-border financing facilitation, further supporting the scientific and technological innovation of SMEs. High-tech, “specialized, refined, and innovative”, and technology-based SMEs in specific jurisdictions such as Beijing that meet the conditions can independently borrow foreign debts within a limit of up to US$10 million or equivalent, while those in other regions that meet the conditions can independently borrow foreign debts within a limit of up to US$5 million or equivalent. In addition, the SAFE Circular 2023[28] also stipulates measures to facilitate foreign direct investment enterprises in their payment for equity transfers under domestic reinvestment and use of proceeds raised from overseas listings.

Registration of Overseas Investment by the Domestic Residents

On July 4, 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Administration on Domestic Residents’ Offshore Investments and Financing and Roundtrip Investments through Special Purpose Vehicles, or SAFE Circular No. 37, which, for the purpose of simplifying the approval process, loosening the regulation and promoting the cross-border investments, replaced the Circular of the Issues Concerning the Foreign Exchange Administration on Domestic Residents’ Financing and Round-trip Investments through Overseas Special Purpose Vehicles issued by SAFE on October 21, 2005, or the Circular No. 75. Pursuant to SAFE Circular No. 37, SAFE and its branches regulate the establishment of special purpose vehicles, or the SPV, by domestic residents. “Domestic residents” include domestic institutions and domestic individual residents, which include, Chinese citizens holding the ID cards of Chinese domestic residents, military ID certificates or ID certificates for armed police force, and overseas individuals that do not hold any domestic legitimate ID certificates but have habitual residences within the territory of the PRC due to relationships of economic interests. Prior to contributing domestic and overseas legitimate assets or interests to a SPV, a domestic resident shall apply to the competent SAFE for foreign exchange registration of overseas investment. In the event that the basic information of the registered overseas SPV is changed, such as the domestic individual resident shareholder, name, operating period, etc., or if there is a capital increase, capital reduction, equity transfer or swap, merge, spin-off or other substantial changes, the modification registration of foreign exchange for overseas investment shall be completed with the competent SAFE. Where a non-listed SPV uses its own equity interests or options to grant equity incentives to the directors, supervisors and senior management of a domestic enterprise under its direct or indirect control, as well as other employees in employment or labor relationships with the aforesaid company, relevant domestic individual residents may, before exercising their rights, apply to the competent SAFE for foreign exchange registration of the SPV. Failure to comply with the registration procedures set forth in SAFE Circular No. 37 may result in penalties under the Foreign Exchange Regulations. In the meantime, SAFE has promulgated the Operating Guideline for the Issues Concerning Foreign Exchange Administration over Round-trip Investments with respect to the procedures for SAFE registration under SAFE Circular No. 37, which took effect on July 4, 2014 as an attachment to SAFE Circular No. 37.

On February 13, 2015, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Foreign Exchange Administration Policies on Direct Investment, effective as of June 1, 2015 and amended on December 30, 2019, which cancels the administrative approvals of foreign exchange registration of inbound direct investment and outbound direct investment. In addition, the circular simplifies the foreign exchange registration procedures and investors can register with banks to have the registration of foreign exchange under the condition of inbound direct investment and outbound direct investment.

On July 13, 2009, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Promulgating the Administrative Provisions on Foreign Exchange of the Outbound Direct Investments of Domestic Institutions. Pursuant to the circular, domestic institutions may make outbound direct investment with their own foreign exchange funds, domestic foreign exchange loans meeting relevant requirements, foreign exchange purchased with Renminbi funds, tangible assets, intangible assets and other sources of foreign exchange assets approved by the foreign exchange authorities. Domestic institutions may retain the profits made from outbound direct investment outside China for their outbound direct investment. In addition, a domestic institution shall, after obtaining the approval of its outbound direct investment from the competent government authorities, handle the foreign exchange registration formalities for its overseas direct investment at the local foreign exchange authority.

Regulations on Stock Incentive Plans

SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or the Stock Option Rules, on February 15, 2012, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other rules and regulations, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one (1) year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent (including a PRC subsidiary of such overseas-listed company) and complete certain other procedures. The domestic qualified agent is required to amend SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the domestic qualified or other material changes. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests.

Regulations Relating to M&A Rules

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission, the SAT, SAMR, the China Securities Regulatory Commission, or the CSRC, and SAFE jointly issued the Rules on Merger & Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules require in some instances that the parties to any change-of-control transaction in which a foreign investor will take control of a PRC domestic enterprise shall report the same to the MOFCOM, where any of the following situations exists: (i) the transaction involves an important industry in China, (ii) the transaction may affect national economic security, or (iii) the PRC domestic enterprise has a well-known trademark or historical Chinese trade name in China. The M&A Rules, among other things, also require that (i) the PRC entities or individuals obtain the MOFCOM approval before they establish or control an SPV overseas, provided that they intend to use the SPV to acquire their equity interests in a PRC company for a consideration paid by means of share swap (i.e., paid through newly issued shares of the SPV or existing shares of the SPV then held by such PRC entities or individuals), and list their equity interests in the PRC company overseas indirectly by listing the SPV in an overseas market, and (ii) such SPV obtain the MOFCOM’s approval before it acquires the equity interests held by such PRC entities or PRC individual in the PRC company by means of share swap; and (iii) the SPV obtain CSRC approval before it lists overseas.

Moreover, pursuant to the M&A Rules, the Anti-Monopoly Law and the Provisions on the Examination of Concentration of Undertakings issued by SAMR on March 10, 2023, effective as of April 15, 2023, the participants to a change-of-control transaction in which a foreign investor will acquire control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds stipulated by the State Council are triggered.

Pursuant to the Notice of the General Office of the State Council on the Establishment of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors and the Security Review Rules, or the Security Review Notice, issued by the General Office of the State Council on February 3, 2011, taking effect on March 4, 2011, mergers and acquisitions by foreign investors that raise “national defense and security” concerns, and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns, are subject to strict review by the mainland China government authorities. Pursuant to the Provisions on the National Security Review of Foreign Mergers and Acquisitions of Domestic Enterprises or the National Security Review Provisions, issued by the MOFCOM effective on September 1, 2011, when reviewing the acquisition of a domestic enterprise by a foreign enterprise, the MOFCOM will determine whether such a transaction should be subject to national security review by considering both of its “the substance and actual influence”, and foreign investors may not avoid the national security review through methods such as a nominee structure, trust arrangements, multilayer investments, exercising control through contractual arrangements or offshore transactions. On December 19, 2020, the NDRC and the MOFCOM issued the Measures for the Security Review of Foreign Investment, which provides that if a foreign investor’s merger or acquisition of a domestic enterprise falls within the scope of security review specified in the Security Review Notice, the foreign investor shall file an application with the NDRC for security review.

Regulations Relating to Overseas Offering and Listing

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and relevant five guidelines, which became effective on March 31, 2023. According to the Overseas Listing Trial Measures, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall fulfill the filing procedure and report relevant information to the CSRC; (2) if the issuer meets both of the following criteria, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are Chinese citizens or have their usual place(s) of residence located in mainland China. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. The Overseas Listing Trial Measures also require subsequent reports to be filed with the CSRC upon occurrence of certain material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings.

According to the Overseas Listing Trial Measures, the domestic companies engaging in overseas offering and listing activities shall strictly comply with applicable laws and regulations of mainland China. If a domestic company fails to complete the filing procedures or there are any false records, misleading statements or material omissions in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the persons directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

On February 24, 2023, the CSRC and other three PRC regulatory agencies published the Provisions on Strengthening the Confidentiality and Archives Management Related to Overseas Issuance and Listing of Securities by Domestic Companies, or the Confidentiality and Archives Management Provisions, effective on March 31, 2023. Pursuant to the Confidentiality and Archives Management Provisions, PRC domestic companies that seek to offer and list securities in overseas markets shall establish confidentiality and archives system. The “domestic companies” under the Confidentiality and Archives Management Provisions refer to domestic companies directly listed on a foreign stock exchange and the domestic operating entities of an offshore company being indirectly listed on a foreign stock exchange. The PRC domestic companies shall obtain approval from the competent authorities who are delegated the power to grant such approval and file with the confidential administration department at the same level when providing or publicly disclosing documents and materials related to state secrets (where it is uncertain as to whether any document or material constitutes state secrets or there is any dispute thereof, the PRC domestic companies shall report the same to the confidential administration department for determination) or secrets of the government authorities to the securities companies, securities service agencies or the offshore regulatory authorities or providing or publicly disclosing such documents and materials through its offshore listing entity, and shall complete corresponding procedures when providing or publicly disclosing documents and materials which may adversely influence national security and the public interest to the securities companies, securities service agencies or the offshore regulatory authorities or providing or publicly disclosing such documents and materials through its offshore listing entity. The PRC domestic companies shall provide written statements on the implementation on the aforementioned rules to the securities companies and securities service agencies and the PRC domestic companies shall not provide accounting files to an overseas accounting firm unless such firm complies with the corresponding procedures.

C.	ORGANIZATIONAL STRUCTURE

The following diagram illustrates our corporate structure, including our principal subsidiary and the VIEs and their principal subsidiaries, as of December 31, 2025:

Note:

(1)	Beijing Douniu is 99% owned by Mr. Jinhong Deng, our founder, chairman and chief executive officer, and 1% owned by Mr. Min Liu, our director and senior vice president. Both Mr. Deng and Mr. Liu are beneficial owners of our company.

(2)	Yimutian Xinnong is 88.53% owned by Mr. Jinhong Deng, our founder, chairman, chief executive officer, 6.34% owned by Ms. Jiefang Ji, the founder of Wise Prime International Limited, a shareholder of our company, 0.85% owned by Mr. Yahui Zhou, the founder of Keeneyes Future Holding Limited, a shareholder of our company, 0.85% owned by Mr. Zhijia Liu, our director, 0.85% owned by Mr. Bailin Song, a beneficial owner of shares of our company, 0.85% owned by Mr. Mi Zhou, our director, 0.85% owned by Mr. Min Liu, our director, senior vice president, and 0.85% owned by Mr. Haiyan Gao, a beneficial owner of shares of our company.

Contractual Arrangements and the VIEs

Yimutian Xinnong primarily engages in the operation of Yimutian App, an agricultural product B2B e-commerce platform, which involves the provision of internet information services. Beijing Douniu engages in the operation of Douniu App, an online agricultural product wholesale market circulation platform. Laws and regulations of mainland China restrict foreign investment in companies that engage in value-added telecommunication services. As such, we entered into a series of contractual arrangements with Yimutian Xinnong and Beijing Douniu and their respective shareholders. These contractual arrangements with the VIEs allow us to direct activities of the VIEs that most significantly affect the economic performance of the VIEs, receive substantially all of the economic benefits of the VIEs to the extent that we have satisfied the conditions for consolidation of the VIEs under U.S. GAAP, and have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by laws of mainland China. As a result of these contractual arrangements, we are considered to be the primary beneficiary of the VIEs for accounting purpose and consolidated their operating results in our financial statements under U.S. GAAP, to the extent the conditions for consolidation of the VIEs under U.S. GAAP are satisfied.

Even though these contractual arrangements allow us to be considered the primary beneficiary of the VIEs for accounting purpose, which results in the consolidation of the VIEs’ operating results in our financial statements under U.S. GAAP, to the extent the conditions for consolidation of the VIEs under U.S. GAAP are satisfied, this may be less effective than equity ownership, and we could face heightened risks and costs in enforcing these contractual arrangements, because there are substantial uncertainties regarding the interpretation and application of current and future laws, regulations, and rules of mainland China relating to the legality and enforceability of these contractual arrangements. For the risks related to the nominee shareholders of the VIEs, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Yimutian Inc. is a Cayman Islands holding company with no operations of its own and we currently conduct our operations in mainland China through our subsidiaries and the VIEs. Investors in our ADSs should note that they are purchasing equity interests in a Cayman Islands holding company rather than equity interests in the VIEs in mainland China. Given that there are uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in mainland China, including potential future actions by the mainland China government, if the mainland China government deems that our contractual arrangements with the VIEs do not comply with the laws of mainland China, or if regulations or interpretation of the existing regulations change in the future, we could be subject to penalties or be forced to relinquish our interests in the VIEs.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by any of the VIEs or their shareholders to perform their respective obligations under our contractual arrangements with them would have a material and adverse effect on our business.”

Agreements that make us the primary beneficiary of the VIEs

Powers of Attorney. Pursuant to the powers of attorney executed by the shareholders of the VIEs, each of them irrevocably authorizes the WFOE, or any person designated by the WFOE, to act on their respective behalf as proxy attorney, to the extent permitted by law, to exercise all rights of shareholders concerning all the equity interest held by each of them in the VIEs, including without limitation, the right to (i) propose, convene and attend shareholders’ meetings and sign relevant resolutions, (ii) exercise all shareholder’s rights under laws of mainland China and the articles of association of the VIEs, such as the voting right, nomination right and appointment right, (iii) receive dividends and sell, transfer, pledge or dispose of all the equity held in part or in whole in the VIEs. The powers of attorney remain irrevocably effective as long as such shareholders remain as the shareholders of the VIEs.

Equity Pledge Agreements. Pursuant to the equity pledge agreements among the WFOE, the VIEs and their respective shareholders, the shareholders of the VIEs pledged all of their equity interests in the VIEs to the WFOE to guarantee the performance of the obligations by such shareholders and by the VIEs under the exclusive option agreements, the exclusive business cooperation agreements and the powers of attorney. In the event of a breach by the VIEs or any of their respective shareholders of the obligations under these contractual arrangements, the WFOE, as pledgee, will have the right to enforce the pledge. The shareholders of the VIEs also covenant that, without the prior written consent of the WFOE, they will not dispose of the pledged equity, create or allow any encumbrance on the pledged equity. The agreements will in general remain in effect until the fulfillment of all obligations under the other VIE agreements. As of the date of this annual report, we have completed the registration of the equity pledge contemplated under the equity pledge agreements with the competent authorities in accordance with the laws and regulations of mainland China.

Letters of Confirmation and Undertaking. Pursuant to the letters of confirmation and undertaking executed by the shareholders of the VIEs, each of them, among other things, (i) confirms that his/her spouse does not have the right to claim any interests in the respective equity of the VIEs (together with any other interests therein) or exert influence on the day-to-day management and voting matters of the respective equity of the VIEs; undertakes that (ii) in the event of his/her divorce, he/she will take all actions that the WFOE deems necessary to safeguard the execution of the contractual arrangement; (iii) he/she will not participate in, engage in, or merge with any business that competes with the WFOE or hold any interest from such business; (iv) he/she will not cause any conflict of interest between the WFOE and the VIEs or himself/herself; and (v) in the event of such conflict of interest, he/she will act in accordance with the WFOE’s instruction to eliminate such conflict of interest. These letters are effective during the term of the VIE agreements.

Spousal Consent Letters. Pursuant to the spousal consent letters executed by the spouses of the applicable individual shareholders of the VIEs, each of them unconditionally and irrevocably agreed that the equity in the WFOE held by and registered in the name of such shareholder be disposed of in accordance with the exclusive business cooperation agreements, the exclusive option agreements, the equity pledge agreements, the powers of attorney, and the letters of confirmation and undertaking, and that such shareholder may perform, amend or terminate such agreements without his or her spouse’s consent. In addition, each of them agrees not to assert any rights over the equity interest in the VIEs held by his or her respective spouses. In the event that any of them obtains any equity interest in our VIEs held by their respective spouses for any reason, such spouses agree to be bound by similar obligations and agree to enter into similar contractual arrangements. These letters are effective during the term of the VIE agreements.

Agreements that allow us to receive economic benefits from the VIEs

Exclusive Business Cooperation Agreements. Pursuant to the exclusive business cooperation agreements, among the WFOE and the VIEs, the WFOE has the exclusive right to provide the VIEs with comprehensive technological support and consulting services, including but not limited to software licensing, technology research and development, staff training and technology consultations. Without the WFOE’s prior written consent, the VIEs may not accept the same or similar service contemplated by the agreement provided by any third party during the term of the agreement. The VIEs agreed to pay the WFOE service fees, the amount of which will be subject to adjustment by the WFOE. The exclusive business cooperation agreement remains effective indefinitely except agreed otherwise or terminated by the WFOE in writing. Unless terminated by the WFOE in writing or pursuant to certain other provisions in the agreements, the exclusive business cooperation agreements are effective for an indefinite term.

Agreements that provide us with the option to purchase the equity interest in the VIEs

Exclusive Option Agreements. Pursuant to the exclusive option agreements entered among the WFOE, the VIEs and their respective shareholders, each of the shareholders of the VIEs has irrevocably granted the WFOE, or any person or persons designated by the WFOE, an exclusive option to purchase all or part of the equity in the VIEs. The WFOE or person(s) designated by the WFOE may exercise such options to purchase equity in the VIEs at the lowest price permitted under laws of mainland China. The VIEs and their respective shareholders covenant that, without the WFOE’s prior written consent, they will not, among other things, (i) amend the VIEs’ articles of association, (ii) increase or decrease the VIEs’ registered capital or change its structure of registered capital, and (iii) sell, transfer, mortgage, or dispose of any assets of the VIEs’ that is more than US$50,000. The shareholders of the VIEs covenant that they will not create any pledge or encumbrance on their equity in the VIEs, other than those created under the equity pledge agreements as part of the contractual arrangements. The exclusive option agreements will be terminated when the entire equity interests in the VIEs have been transferred to our company or its designee(s).

In the opinion of Global Law Office, our PRC counsel:

●	the ownership structures of the WFOE and the VIEs in mainland China are not in violation of mandatory laws and regulations of mainland China currently in effect in all material respects; and

●	the contractual arrangements between the WFOE, the VIEs and the respective shareholders of the VIEs governed by laws of mainland China are not in violation of mandatory laws or regulations of mainland China currently in effect in all material respects, and valid and binding upon each party to such arrangements in accordance with their terms.

However, our PRC counsel has also advised us that the interpretation and application of current and future laws, regulations and rules of mainland China are evolving, and thus the regulatory authorities of mainland China may take a view that is contrary to the opinion of our PRC counsel. If the mainland China government finds that the contractual arrangements do not comply with the restrictions or prohibitions on foreign investment in certain sectors, or if the mainland China government otherwise finds that Yimutian Inc. or the VIEs are in violation of laws or regulations of mainland China or lack the necessary permits or licenses to operate our business, the regulatory authorities of mainland China would have discretion in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Yimutian Inc. is a Cayman Islands holding company with no operations of its own and we currently conduct our operations in mainland China through our subsidiaries and the VIEs. Investors in our ADSs should note that they are purchasing equity interests in a Cayman Islands holding company rather than equity interests in the VIEs in mainland China. Given that there are uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in mainland China, including potential future actions by the mainland China government, if the mainland China government deems that our contractual arrangements with the VIEs do not comply with the laws of mainland China, or if regulations or interpretation of the existing regulations change in the future, we could be subject to penalties or be forced to relinquish our interests in the VIEs.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—We are subject to evolving laws and regulations of mainland China that could require us to modify our current business practices and incur increased costs, and the mainland China government’s oversight over our business operations could result in a material adverse change in our operations and the value of our Class A ordinary shares or ADSs.”

D.	PROPERTY, PLANT AND EQUIPMENT

Our corporate headquarters is located in Beijing, with an aggregate gross floor area of approximately 2,154.03 square meters as of December 31, 2025. We have also leased offices in other cities in mainland China. As of December 31, 2025, we leased properties in mainland China with an aggregate gross floor area of approximately 5,438.45 square meters, primarily for office and business purposes. The terms of these leases are typically for one to three years, subject to renewal. We believe that our existing facilities are sufficient for our current needs, and we may need to obtain, usually by lease, adequate facilities to accommodate any future expansion plans as we further scale up our business operation.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This report contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report. See “Forward-Looking Information.”

A.	OPERATING RESULTS

We are the largest agricultural B2B platform in mainland China, in terms of monthly active merchants in 2024, according to the F&S Report. In facilitating transactions of agricultural products, we have the following main lines of business: (i) digital agricultural commerce services for efficient circulation of agricultural and food products, which are mainly offered via the Yimutian App, a versatile, merchant-friendly B2B e-commerce platform, complemented with offline, sales-assistance services via Douniu App, a platform matching offline transactions of agricultural products between sellers and wholesale buyers, (ii) agricultural sourcing and trading services that focus on reliable transaction services with sellers at cultivation and production sites and buyers with unmet or underserved demand, (iii) smart farming business, where we selectively cultivate produce based on our industry insights and (iv) other digital agricultural solutions, which primarily entail consulting, brand promotion and digital agricultural training programs. Our platform had over 39 million merchants as of December 31, 2025. In 2025, our platform facilitated approximately 103 million searches, 620 million calls and instant messages, and over 224 million potential transactions. As of December 31, 2025, the merchants presented approximately 22 million SKUs on our platform. Building upon our experience in transaction matching since our inception, we connected over 640,000 sellers and over 4.6 million buyers in 2025 in the agricultural product supply chain with precise, dynamic and up-to-date information related to agricultural product transactions. We further elevate merchant experiences with a full spectrum of services in advertising and client contact privilege via a suite of online tools.

In 2023, 2024 and 2025, our total revenues was RMB187.5 million, RMB161.3 million and RMB140.7 million (US$20.1 million), respectively. We had net loss of RMB105.6 million in 2023, RMB34.9 million in 2024 and RMB42.9 million (US$6.0 million) in 2025.

Key Factors Affecting Our Results of Operations

Our results of operations have been, and are expected to continue to be, affected by a number of general factors affecting the agricultural B2B industry in general, including without limitation:

●	China’s overall economic growth and development, along with its digital economy transformation;

●	the development of China’s agriculture industry and policy of China’s agriculture industry;

●	the volume of agricultural production in China and inclement weather or natural disaster;

●	the digitalization of China’s agriculture industry;

●	the growth of China’s agricultural B2B industry;

●	the application of AI technology in China’s agricultural B2B industry; and

●	competitive landscape of China’s agricultural B2B industry and our market position therein.

Any unfavorable changes on these general industry conditions could affect demand for our services and products and materially affect our results of operations. While our business is affected by general factors affecting the agriculture industry, specifically the agricultural B2B industry, we believe our results of operations are affected by a number of company specific factors, including the key factors as discussed below.

Our ability to expand our large and active merchant base

Our large and active merchant base has been key to our success, as membership fees charged to our paying merchants and transaction service fees charged for transaction facilitation services are among the main sources of our revenue. Our deep understanding in mainland China’s agricultural B2B market and insights accumulated through our decade of operations have helped us gained trust from both sellers and buyers involved in agricultural transactions. We believe annual paying merchants as a percentage of active merchants is a key operating metric to measure our loyal and active merchant base and reflect our monetization ability. This percentage decreased from 15.4% in 2023 to 12.6% in 2024. The decrease in this percentage in 2024 was primarily due to our strategic decision to remove certain paid features in order to further improve the platform’s functionality and user experience. We believe this adjustment has made our services more accessible and attractive to a broader base of merchants, supporting our long-term growth objectives. This percentage decreased from 12.6% in 2024 to 11.3% in 2025. The number of paying merchants for a certain period refers to the number of merchants that have paid for our services in such period. The number of active merchants for a certain period refers to the number of merchants that have been active on our platform in such period. Whether we can continue to grow our paying merchants as a percentage of monthly active merchants mainly depends on our ability to provide superior merchant experience. To this end, we expect to continue to focus on providing customized merchant experience through extending the depth and breadth of our knowledge graph and technologies in general, which fuel our recommendation and matching capabilities, and further expanding our service and product offerings that meet the evolving needs of merchants on our platforms.

Our ability to improve and expand service offerings

We have been in the forefront of innovation of agricultural commerce business, expanding our offerings from multiple aspects. Our digital agricultural commerce services have evolved from merely matching buyers and sellers online to more diverse services covering sales-assistance services connecting sellers with wholesale stallholders offline and various value-added services for promotion. We typically attract and accumulate paying merchants through value-added services, such as advertising service, offered on our platform. As some merchants achieve higher sales of products benefiting from such value-added services on our platform, they turn to subscribe for membership of our flagship product which provides a suite of online tools to further help merchants boost their sales, such as hosting premium storefronts on our platform. The paying merchants of our flagship product, who mainly receive our services on an annual basis, on average spent RMB6,062 (US$867) in 2025. Such paying merchants on average spent approximately RMB5,243 in 2024 and RMB5,352 in 2023. We believe that there is a significant opportunity for cross-selling more of our digital agricultural commerce services to our existing paying merchants. We see great potential to further monetize our merchant base, and we plan to continue fine-tuning and expand our service offerings with new value-added services for marketing and improving merchant engagement.

Our ability to maintain and increase cooperation with business partners

We expect to launch new business initiatives to penetrate deeper in the agricultural product supply chain. The success of such business initiatives not only relies on market insights and technology capabilities, but also depends on our continued collaboration with local agricultural producers and processors from cultivation and production sites and buyers with regional or bulk procurement capacities in both online and offline environment. We intend to deepen our business relationships with existing market participants in the agricultural product supply chain and build relationships with additional market participants with cultivation at scale or bulk procurement capacities. We believe that business partners will choose to cooperate with us because of our deep understanding of the agriculture industry, strong reputation and broad network of merchants on our Apps.

Our ability to promote our brands and market our services and products more effectively

We believe that our one-stop platform, with a wide variety of services and products offered thereon and positive merchant experience, makes us a reputable brand, and is our best and most effective marketing tools. In 2023, 2024 and 2025, we acquired over 42% of new merchants on our platform through word-of-mouth marketing, thanks to our reputable and trusted brand. Despite the acquisition cost of such merchants is close to nil, such merchants contribute great value to our business. They often interact with our platform over a long-term and spend more time on our platform than merchants acquired via other means. Besides word-of-mouth marketing, we also invest in branding, marketing and promotional activities. We plan to continue building our brand by enhancing merchant experience on our platform and enhancing efficiency in our selling and marketing activities.

Our ability to continue making investments in technology

Our dedication to technological advancements runs deep in our DNA, evident through our substantial investments in technology since our inception. We aim to provide more accurate and intelligent matching, as well as sales and marketing services, to merchants, enabling them to offer and procure high-quality products through secure, responsive, and scalable infrastructure and applications, thus further improving their transaction experience and efficiency. We expect to continue to invest in research and development in areas such as big data analysis, cloud computing, and other technologies, as well as in talent acquisition and retention.

Our ability to enhance our operating efficiency

Our results of operations are affected by our ability to control our operating costs and expenses. We expect to achieve greater efficiency in managing our costs and expenses. We believe our nationwide coverage, coupled with the network effect of our platform, will allow us to benefit more from substantial economies of scale. The staff cost and cloud service fees associated with the operation of our platform are expected to increase at a slower pace as our revenue growth, because most of our employees are working remotely from the production sites and wholesale markets, and we do not need to increase the size of our overall workforce proportionally with our business growth as we optimize human resource efficiency at the headquarters. As our business further grows, we believe we will be able to take advantage of economies of scale to further improve operating efficiency and achieve profitability over time.

Key Components of Results of Operations

Revenues

In 2023, 2024 and 2025, we generated revenue from providing digital agricultural commerce services and other digital agricultural solutions. The following table breaks down our revenues by amounts and as percentages of total revenues for the periods indicated.

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentage)
Digital agricultural commerce services	170,921	91.1	152,606	94.6	135,332	19,352	96.2
Membership services	99,924	53.3	95,589	59.3	84,821	12,129	60.3
Value-added services	65,850	35.1	52,712	32.7	47,755	6,829	34.0
Transaction services	5,147	2.7	4,305	2.7	2,756	394	2.0
Other digital agricultural solutions	16,602	8.9	8,715	5.4	5,323	761	3.8
Total revenues	187,523	100.0	161,321	100.0	140,655	20,113	100.0

Cost of revenues

Cost of revenues consists of (i) staff cost and outsourcing labor service fees, (ii) technology service fees charged by cloud service providers, and (iii) depreciation.

The following table sets forth a breakdown of our cost of revenues by nature, both in absolute amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentage)
Staff cost and outsourcing labor service fees	28,705	15.3	18,538	11.5	11,111	1,589	7.9
Technology service fees	6,587	3.5	4,482	2.8	94	13	0.1
Others	13,956	7.4	7,553	4.7	10,399	1,487	7.4
Total cost of revenues	49,248	26.3	30,573	19.0	21,604	3,089	15.4

Gross profit and gross margin

We recorded gross profit of RMB138.3 million, RMB130.7 million and RMB119.1 million (US$17.0 million) in 2023, 2024 and 2025, respectively. Our overall gross margin was 73.7% in 2023, 81.0% in 2024 and 84.6% in 2025, respectively.

Operating expenses

Our operating expenses mainly consist of (i) selling and marketing expenses, (ii) general and administrative expenses, and (iii) research and development expenses. The following table sets forth the components of our operating expenses, both in absolute amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentage)
Operating expenses:
Selling and marketing expenses	(94,647)	(50.5)	(87,618)	(54.3)	(77,459)	(11,076)	(55.1)
General and administrative expenses	(96,712)	(51.6)	(39,564)	(24.5)	(58,764)	(8,403)	(41.8)
Research and development expenses	(47,453)	(25.3)	(37,811)	(23.4)	(29,596)	(4,232)	(21.0)
Other income, net	823	0.4	218	0.1	4,988	713	3.5
Total operating expenses	(237,989)	(126.9)	(164,775)	(102.1)	(160,831)	(22,998)	(114.3)

Selling and marketing expenses. Our selling and marketing expenses consist primarily of (i) staff cost related to selling and marketing personnel, (ii) advertising and promotion expenses, and (iii) depreciation, rental and other expenses related to selling and marketing functions. We expect our sales and marketing expenses on an absolute dollar basis and as a percentage of revenues to vary from period to period over the short term, depending on the number of selling and marketing employees we are going to hire and spendings on marketing activities.

General and administrative expenses. Our general and administrative expenses consist primarily of (i) share-based compensation expenses related to ordinary shares issuance, (ii) staff cost relating to general and administrative personnel, (iii) professional service fees, and (iv) other general corporate expenses. We expect our general and administrative expenses to increase in the near term as we incur additional costs as a result of operating as a public company.

Research and development expenses. Our research and development expenses consist of (i) staff cost relating to research and development professionals and (ii) rental, depreciation and other expenses related to research and development functions. We expect that our research and development expenses on an absolute dollar basis and as a percentage of revenues to vary from period to period over the short term, depending on the number of research and development employees we are going to hire.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current tax laws of the Cayman Islands, we are not subject to tax on our income or capital gains. In addition, payments of dividends and capital in respect of our shares are not subject to taxation, and no withholding will be required in the Cayman Islands on the payment of any dividend or capital to any holder of our shares, nor will gains derived from the disposal of our shares be subject to the Cayman Islands income or corporate tax.

Hong Kong

Our wholly owned subsidiaries in Hong Kong are subject to Hong Kong profits tax on their taxable income generated from operations in Hong Kong. Under the two-tiered profits tax rates regime in Hong Kong, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. Payments of dividends by our subsidiaries to our company are not subject to any withholding tax in Hong Kong.

Mainland China

Our subsidiaries in mainland China, the VIEs and the VIE’s subsidiaries that were established in mainland China are subject to PRC Enterprise Income Tax Law, or the PRC EIT Law, on the taxable income, which have adopted a unified income tax rate of 25%, except for high and new technology enterprises, which are subject to a preferential income tax rate of 15%, and small enterprises with low profits, which are subject to a preferential income tax rate of 20%.

Beijing Yimutian, Yimutian Xinnong and Beijing Douniu were recognized as high and new technology enterprises. As such, they are entitled to a preferential income tax rate at 15% from 2024 to 2025.

We are subject to VAT on the products sold and services provided. We are also subject to surcharges on VAT payments in accordance with the laws of mainland China.

As a Cayman Islands holding company, we may receive dividends from our subsidiaries in mainland China through Yimutian HK. The PRC EIT Law and its implementing rules provide that dividends paid by a mainland China entity to a nonresident enterprise for income tax purposes is subject to mainland China withholding tax at a rate of 10%, and may be subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, the withholding tax rate in respect to the payment of dividends by a mainland China enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise (i) directly holds at least 25% of the mainland China enterprise, (ii) is a tax resident in Hong Kong and (iii) could be recognized as a beneficial owner of the dividend from mainland China tax perspective. Pursuant to the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or Guoshuihan [2009] 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the mainland China resident enterprise throughout the 12 months prior to receiving the dividends. In October 2019, the SAT issued Announcement of the State Taxation Administration on Issuing the Measures for Non-resident Taxpayers’ Enjoyment of Treaty Benefits, or SAT Circular 35, which became effective on January 1, 2020. SAT Circular 35 provides that nonresident enterprises are not required to obtain pre-approval from the tax authorities in order to enjoy the reduced withholding tax. Instead, nonresident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the tax authorities. Accordingly, Yimutian HK may be able to benefit from the 5% withholding tax rate for the dividends it receives from its mainland China subsidiaries, if it satisfies the conditions prescribed under Guoshuihan [2009] 81 and other tax rules and regulations. However, according to Guoshuihan [2009] 81 and SAT Circular 35, if the tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the tax authorities may adjust the favorable withholding tax in the future.

If our holding company in the Cayman Islands or any of our subsidiaries outside of mainland China were deemed to be a “resident enterprise” under the PRC EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%.

Results of Operations

The following table sets forth a summary of our consolidated results of operations, both in absolute amount and as a percentage of total revenues for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. We believe that the period-to-period comparison of operating results should not be relied upon as being indicative of future performance.

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentage)
Revenues	187,523	100.0	161,321	100.0	140,655	20,113	100.0
Cost of revenues	(49,248)	(26.3)	(30,573)	(19.0)	(21,604)	(3,089)	(15.4)
Gross profit	138,275	73.7	130,748	81.0	119,051	17,024	84.6
Selling and marketing expenses	(94,647)	(50.5)	(87,618)	(54.3)	(77,459)	(11,076)	(55.1)
General and administrative expenses	(96,712)	(51.6)	(39,564)	(24.5)	(58,764)	(8,403)	(41.8)
Research and development expenses	(47,453)	(25.3)	(37,811)	(23.4)	(29,596)	(4,232)	(21.0)
Other income, net	823	0.4	218	0.1	4,988	713	3.5
Operating loss	(99,714)	(53.2)	(34,027)	(21.1)	(41,780)	(5,974)	(29.7)
Impairment loss on a long-term investment
Interest income	23	0.01	12	0.01	9	1	0.01
Interest expense	(211)	(0.1)	(964)	(0.6)	(1,088)	(156)	(0.8)
Change in fair value of financial liabilities	(3,728)	(2.0)	—	—	—	—	—
Loss from derecognition of financial liabilities	(1,953)	(1.0)	—	—	—	—	—
Loss before income taxes and share of loss of equity method investment	(105,583)	(56.3)	(34,979)	(21.7)	(42,859)	(6,129)	(30.5)
Income tax expense	—	—	—	—	—	—	—
Share of loss of an equity method investment	(38)	(0.02)	38	0.02	—	—	—
Net loss	(105,621)	(56.3)	(34,941)	(21.7)	(42,859)	(6,129)	(30.5)

Year Ended December 31, 2024 Compared to Year Ended December 31, 2025

Revenues

Our revenues decreased by 12.8% from RMB161.3 million in 2024 to RMB140.7 million (US$20.1 million) in 2025.

Revenue from digital agricultural commerce services decreased by 11.3% from RMB152.6 million in 2024 to RMB135.3 million (US$19.4 million) in 2025, primarily due to a decline in revenue from membership services and a decline in revenue from value-added services. Membership revenue declined in 2025 as we strategically prioritized our agricultural sourcing and trading business, reallocating resources and budgets to accelerate our retail network expansion in key production regions. This shift resulted in reduced investments in the digital agricultural commerce business, leading to a temporary decrease in related revenue. In addition, revenue from value-added services decreased, mainly attributable to our user experience enhancement initiatives, which included eliminating certain small-item fees.

Revenue from other digital agricultural solutions decreased by 38.9% from RMB8.7 million in 2024 to RMB5.3 million (US$761 thousand) in 2025, primarily due to government-related projects have decreased.

Cost of Revenues

Our cost of revenues decreased by 29.3% from RMB30.6 million in 2024 to RMB21.6 million (US$3.1 million) in 2025.

Gross Profit and Gross Margin

As a result of the foregoing, our gross profit decreased from RMB130.7 million in 2024 to RMB119.1 million (US$17.0 million) in 2025. Our gross margin increased from 81.0% in 2024 to 84.6% in 2025, which was primarily due to the decrease in our staff cost related to cost of revenues and decrease in our total revenues for the reasons discussed above.

Selling and Marketing Expenses

Our selling and marketing expenses decreased by 11.6% from RMB87.6 million in 2024 to RMB77.5 million (US$11.1 million) in 2025, primarily due to decrease in advertising and promotion expenses and a decrease in staff cost related to selling and marketing personnel.

General and Administrative Expenses

Our general and administrative expenses increased by 48.5% from RMB39.6 million in 2024 to RMB58.8 million (US$8.4 million) in 2025, primarily due to the Company’s listing on August 19, 2025, which led to an increase in listing-related consulting fees.

Research and Development Expenses

Our research and development expenses decreased by 21.7% from RMB37.8 million in 2024 to RMB29.6 million (US$4.2 million) in 2025, primarily due to a decrease in staff cost relating to research and development professionals in connection with the reduced research and development workforce.

Share of Gain of Equity Method Investments

Share of gain of equity method investments was RMB38 thousand in 2024 due to the company discontinued its investment and recovery of the invested capital. Share of gain of equity method investments was nil in 2025.

Net Loss

As a result of the foregoing, our net loss increased by 22.7% from RMB34.9 million in 2024 to RMB42.9 million (US$6.1 million) in 2025.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2024

Revenues

Our revenues decreased by 14.0% from RMB187.5 million in 2023 to RMB161.3 million in 2024.

Revenue from digital agricultural commerce services decreased by 10.7% from RMB170.9 million in 2023 to RMB152.6 million in 2024, primarily due to the fact that to comply with regulations, the short video feature was disabled, resulting in a decline in monthly active users and business conversion rates.

Revenue from other digital agricultural solutions decreased by 47.5% from RMB16.6 million in 2023 to RMB8.7 million in 2024, primarily due to government-related projects have decreased.

Cost of Revenues

Our cost of revenues decreased by 37.9% from RMB49.2 million in 2023 to RMB30.6 million in 2024.

Gross Profit and Gross Margin

As a result of the foregoing, our gross profit decreased from RMB138.3 million in 2023 to RMB130.7 million in 2024. Our gross margin increased from 73.7% in 2023 to 81.0% in 2024, which was primarily due to the decrease in our staff cost related to cost of revenues and decrease in our total revenues for the reasons discussed above.

Selling and Marketing Expenses

Our selling and marketing expenses decreased by 7.4% from RMB94.6 million in 2023 to RMB87.6 million in 2024, primarily due to a decrease in advertising and promotion expenses and a decrease in staff cost related to selling and marketing personnel.

General and Administrative Expenses

Our general and administrative expenses decreased by 59.1% from RMB96.7 million in 2023 to RMB39.6 million in 2024, primarily due to the increase of share-based compensation expenses related to awards granted to certain directors and management personnel of our company in 2023 and decrease in staff cost.

Research and Development Expenses

Our research and development expenses decreased by 20.3% from RMB47.5 million in 2023 to RMB37.8 million in 2024, primarily due to our reduction in the research and development workforce associated with operations that were in the trial-and-error stage and decrease in staff cost.

Change in Fair Value of Financial Liabilities

Change in fair value of financial liabilities amounted to RMB3.7 million and nil in 2023 and 2024, respectively. It was included overseas direct investment (ODI) convertible loans and exchangeable notes, at their fair value at upon conversion.

Loss from Derecognition of Financial Liabilities

Upon the conversion of ODI convertible loans and exchangeable notes, we recognized loss of RMB2.0 million and nil from derecognition of financial liabilities in 2023 and 2024, respectively, which represented the cumulative amount of the gain or loss previously recorded in other comprehensive loss resulted from changes in instrument-specific credit risk of the ODI convertible loans and the exchangeable notes.

Share of  (Loss) Gain of Equity Method Investments

Share of loss of equity method investments was RMB38 thousand in 2023 due to our investment loss in certain other investees which investments occurred in March and September 2023. Share of gain of equity method investments was RMB38 thousand in 2024 due to the company discontinued its investment and recovery of the invested capital.

Net Loss

As a result of the foregoing, our net loss decreased by 66.9% from RMB105.6 million in 2023 to RMB34.9 million in 2024.

B.	LIQUIDITY AND CAPITAL RESOURCES

Cash flows and working capital

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(17,956)	(61,439)	(49,179)	(7,032)
Net cash (used in)/ provided by investing activities	(3,230)	149	(850)	(122)
Net cash provided by financing activities	18,545	60,368	152,288	22,206
Effect of foreign currency exchange rate changes on cash and cash equivalents	(215)	(135)	1,455	208
Net (decrease)/ increase in cash and cash equivalents	(2,856)	(1,057)	106,714	15,260
Cash and cash equivalents at the beginning of the year	6,685	3,829	2,772	396
Cash and cash equivalents at the end of the year	3,829	2,772	109,486	15,656

To date, we have financed our operating and investing activities primarily through cash provided by historical equity and debt financing activities, including issuance of financial liabilities convertible into preferred shares. As of December 31, 2023, 2024 and 2025, we had RMB3.8 million, RMB2.8 million and RMB109.5 million (US$15.7 million) in cash and cash equivalents, respectively. Our cash consists primarily of cash on hand and cash at bank.

We experienced recurring operating losses. For the years ended December 31, 2023, 2024 and 2025, we had net cash used in operating activities of RMB18.0 million, RMB61.4 million and RMB49.2 million (US$7.0 million) respectively. As of December 31, 2023, 2024 and 2025, we had net current liabilities of RMB227.8 million, RMB432.2  million and RMB155.7 million (US$22.3 million), respectively. We will require additional liquidity to continue our operations over the next 12 months. We may need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we identify and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. We are evaluating strategies to obtain the required additional funding for future operations. These strategies may include, but are not limited to, obtaining equity financing, issuing debt or entering into other financing arrangements, obtaining agreements with the existing investors to extend the due dates for outstanding debt. In 2024 and 2025, we borrowed interest free loans in the total amount of RMB28.3 million and RMB28.9 million (US$4.1 million) from our founder, respectively. In addition, we plan to diversify revenue streams, such as operating our newly launched agricultural sourcing and trading business, and implement cost saving measures to grow revenues and decrease expenses. However, we may be unable to access further equity or debt financing when needed. As such, there can be no assurance that we will be able to obtain additional liquidity when needed or under acceptable terms, if at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our operating cash outflow, net current liabilities, and preferred shareholder redemption rights raise substantial doubt about our ability to continue as a going concern.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may require additional capital to pursue our business objectives and respond to business opportunities, challenges, or unforeseen circumstances. If we are unable to generate sufficient cash flows or if capital is not available to us, our business, operating results, financial condition and prospects could be adversely affected.”

As of December 31, 2025, 34.7% and 65.3% of our cash and cash equivalents were held in and outside of mainland China, respectively, with 0.4% of our cash and cash equivalents being held by the VIEs. Although we consolidate the results of the VIEs, we only have access to the assets or earnings of the VIE through our contractual arrangements with the VIEs and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements and the VIEs.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

Our accounts receivable primarily represent receivable for other digital agricultural solutions. As of December 31, 2023, 2024 and 2025, our accounts receivable, net of allowance for credit losses, was RMB139.0 thousand, RMB733.0 thousand and RMB945.0 thousand (US$135 thousand), respectively. The increase in accounts receivable, net of allowance for credit losses was primarily due to the customary settlement periods for certain downstream customers at year-end in connection with our sales of certain agricultural products at year-end in response to favorable market conditions. As of the same dates, our amounts due from related parties was RMB11.3 million, RMB3.4 million and RMB3.4 million (US$480 thousand), respectively. Our accounts receivable turnover days decreased from 48 days in 2023 to 18 days in 2024, mainly due to our more stringent collection effort from 2023 to 2024, and increased to 58 days in 2025, mainly attributable to the significant year-over-year increase in sales during the fourth quarter, which led to a large balance of accounts receivable that were still within their credit period at year end. The aging of accounts receivable balances was considered when estimating the allowance of credit loss. Accounts receivable turnover days for a given period are equal to the sum of the average balances of accounts receivable at the beginning and the end of the period divided by revenue from other digital agricultural solutions during the period and multiplied by the number of days during the same period.

Our accounts payable primarily consists of accounts payable for cloud service. As of December 31, 2023, 2024 and 2025, our accounts payable was RMB3.3 million, RMB4.4 million and RMB5.2 million (US$745 thousand), respectively. Our accounts payable turnover days increased from 23 days in 2023 to 46 days in 2024, and increased to 81 days in 2025, primarily due to our establishment of long-term relationships with trusted suppliers. Accounts payable turnover days for a given period are equal to average accounts payable balances at the beginning and the end of the period divided by total cost of revenues during the period and multiplied by the number of days during the period.

In utilizing the proceeds from our initial public offering and other financing activities, we may make additional capital contributions to our mainland China subsidiaries, establish new mainland China subsidiaries and make capital contributions to these new mainland China subsidiaries, make loans to our mainland China subsidiaries, or acquire offshore entities with operations in mainland China in offshore transactions. However, most of these uses are subject to mainland China regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Mainland China regulations of loans to and direct investment in domestic entities by offshore holding companies and governmental regulations of currency conversion may restrict or delay us from using the proceeds of our initial public offering or other offshore financing activities to make loans or additional capital contributions to our subsidiaries in mainland China, which could adversely affect our liquidity and our ability to fund and expand our business.”

All of our revenues have been, and we expect will likely to continue to be, denominated in Renminbi. Under existing mainland China foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our mainland China subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The mainland China government may impose laws and regulations from time to time regarding access to foreign currencies for current account transactions in the future. If, in order to comply with the laws and regulations over foreign exchange, we are unable to obtain sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Operating activities

Net cash used in operating activities was RMB18.0 million for the year ended December 31, 2023 and was primarily attributable to (i) net loss of RMB105.6 million, (ii) various non-cash items of RMB56.1 million, such as depreciation of property and equipment, allowance for credit losses and share-based compensation expense etc, (iii) RMB3.9 million increase in account receivables, (iv) RMB11.7 million increase in prepayments and other current assets, (v) RMB0.5 million decrease in accounts payable, (vi) RMB9.2 million decrease in contract liabilities, and (vii) RMB8.6 million decrease in accrued expenses and other current liabilities.

Net cash used in operating activities was RMB61.4 million for the year ended December 31, 2024 and was primarily attributable to (i) net loss of RMB34.9 million, (ii) various non-cash items of RMB1.9 million, such as depreciation of property and equipment, allowance for credit losses etc, (iii) RMB0.9 million decrease in account receivables, (iv) RMB5.5 million decrease in prepayments and other current assets, (v) RMB1.1 million decrease in accounts payable, (vi) RMB12.0 million increase in contract liabilities, and (vii) RMB11.0 million increase in accrued expenses and other current liabilities.

Net cash used in operating activities was RMB49.2 million (US$7.0 million) for the year ended December 31, 2025 and was primarily due to (i) adjustment of non-cash items of RMB2.8 million (US$400 thousand) which mainly consists of depreciation, allowance for credit losses, interest expenses related to convertible note and redemption of non-controlling interest, and (ii) a net change in operating assets and liabilities by RMB4.6 million (US$657 thousand), which was primarily attributable to prepayments and other current assets, contract liabilities, accrued expenses and other current liabilities and accounts payable.

Investing activities

Our net cash used in investing activities was RMB3.2 million in 2023. This was attributable to cash paid for purchase of property and equipment of RMB2.1 million in relation to office supplies and devices, and cash paid for equity-method investments of RMB1.2 million.

Our net cash provided by investing activities was RMB149 thousand in 2024. This was attributable to cash paid for purchase of property and equipment of RMB351 thousand in relation to office supplies and devices, and proceeds from disposal of investments of RMB500 thousand.

Our net cash used in investing activities was RMB850 thousand (US$122 thousand) in 2025. This was attributable to cash paid for purchase of property and equipment.

Financing activities

Our net cash provided by financing activities was RMB18.5 million in 2023. This was mainly attributable to (i) proceeds from shareholder loans of RMB14.2 million, and (ii) repayment for short-term borrowings of RMB2.0 million, (iii) loans repaid by a related party of RMB5.0 million.

Our net cash provided by financing activities was RMB60.4 million in 2024. This was mainly attributable to (i) proceeds from shareholder loans of RMB28.3 million, (ii) proceeds from short-term borrowings of RMB10.0 million, (iii) loans repaid by a related party of RMB7.9 million, (iv) capital contribution from non-controlling interest of RMB30.0 million, (v) repayment for shareholder loans of RMB8.4 million, and (vi) amounts due to related parties of RMB8.5 million.

Our net cash provided by financing activities was RMB155.3 million (US$22.2 million) in 2025. This was mainly attributable to proceeds from bank borrowings, proceeds from shareholder loans, issuance of common stocks-cash and convertible notes payable, partially offset by repayment for bank borrowings, repayment amounts due to related parties and repayment for shareholder loans.

Material Cash Requirements

Our material cash requirements as of December 31, 2025 and any subsequent interim period primarily include our capital expenditures and contractual obligations. We intend to fund our material cash requirements with our cash balance and proceeds from our initial public offering and other financing activities. We will continue to make cash commitments, including capital expenditures, to meet the expected growth of our business.

Capital Expenditures

Our capital expenditures were incurred primarily in connection with office facilities and equipment, furnishing of our buildings and purchase of property. Our capital expenditures were RMB2.1 million in 2023, RMB351 thousand in 2024 and RMB850 thousand (US$122 thousand) in 2025. We will continue to make capital expenditures to meet the expected growth of our operations and expect cash generated from our financing activities will continue to meet our capital expenditure needs in the foreseeable future.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2025:

	Payment Due by December 31,
	Total	2026	2027	2028	After
	(RMB in thousands)
Operating lease obligations	2,747	2,377	370	-	-

Except for those disclosed above, we did not have any significant capital or other commitments, long-term obligations, or guarantees as of December 31, 2025.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Holding Company Structure

Yimutian is a holding company with no material operations of its own. We conduct our operations through our mainland China subsidiaries and the VIEs. As a result, Yimutian’s ability to pay dividends depends upon dividends paid by our mainland China subsidiaries. If our existing mainland China subsidiaries or any newly formed mainland China subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our mainland China subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with accounting standards and regulations in mainland China. Under the laws of mainland China, each of our mainland China subsidiaries and the VIEs is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our mainland China subsidiaries may allocate a portion of its after-tax profits based on mainland China accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the VIEs may allocate a portion of their after-tax profits based on mainland China accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by SAFE. Our mainland China subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meets the requirements for statutory reserve funds.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

See “Item 4. Information on the Company—B. Business Overview—Technology” and “Item 4. Information On the Company—B. Business Overview—Intellectual Property.”

D.	TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2026 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	CRITICAL ACCOUNTING ESTIMATES

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our consolidated financial statements in conformity with the U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect our reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenue and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Fair value of our ordinary shares

In determining our equity value, we applied the discounted cash flow analysis based on our projected cash flows using our best estimate as of the valuation date. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

The income approach involves applying appropriate weighted average costs of capital, or WACCs, to estimated cash flows that are based on earnings forecasts. Our revenues and earnings growth rates, as well as major milestones that we have achieved, contributed to the increase in the fair value of our ordinary shares. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain.

The hybrid method, comprising of the probability-weighted expected return method and the option pricing method, was used to allocate equity value of our company to preferred and ordinary shares, considering the guidance prescribed by the AICPA Audit and Accounting Practice Aid. This method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board of directors and management.

The major assumptions used in calculating the fair value of ordinary shares include:

●	WACCs: The WACCs were determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors.

●	Comparable companies: In deriving the weighted average cost of capital used as the discount rates under the income approach, certain publicly traded companies were selected for reference as our guideline companies. The guideline companies were selected based on the following criteria: (i) they operate in the online agriculture industry and (ii) their shares are publicly traded in China.

●	Discount for lack of marketability, or DLOM: DLOM was quantified by the Finnerty’s Average-Strike put options mode. Under this option-pricing method, which assumed that the put option is struck at the average price of the stock before the privately held shares can be sold, the cost of the put option was considered as a basis to determine the DLOM.

Assumptions are updated at each valuation date if required.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jinhong Deng	41	Founder, Chairman of the Board and Chief Executive Officer
Min Liu	49	Director and Senior Vice President
Shijie Chen	39	Director and Chief Financial Officer
Zhijia Liu	49	Director
Mi Zhou	41	Director
Yu Zhang	47	Director
Xinghong Hua	57	Independent Director
Xiaowei Wang	53	Independent Director
Xu Deng	38	General Manager of Yimutian Business

Mr. Jinhong Deng founded our Company in 2011 and has served as our chairman and chief executive officer since our inception. Mr. Deng started his career at Baidu in 2006 where he worked in the marketing department and served as a product manager. In 2009, Mr. Deng founded Yi Cun Wang (易村网), a digital platform for comparing market prices of agricultural products, and had served as its chief executive officer until 2010. Mr. Deng is the Industrial Entrepreneur of the Year awarded by the 2023 International Top 100 Future Agricultural Food Conference and the Pioneer of Digital Agriculture awarded by the 2020 World Digital Agriculture Conference. He is also one of the Fortune China’s 40 Under 40 business elites in 2020, the 36Kr’s 36 Under 36 brilliant entrepreneurs in 2020, and the top 10 entrepreneurs rewarded the For Good Awards on the 2022 China Forum of Social Enterprise and Investment of Impact. Mr. Deng graduated from Beijing University of Posts and Telecommunications in 2007 with a bachelor’s degree.

Mr. Min Liu has served as our director and senior vice president since March 2015. Mr. Liu was a lawyer specialized in intellectual property at Beijing Yonghe Law Firm from September 2004 to November 2006. From December 2006 to February 2015, he served at the legal department of Baidu Group where he was a legal counsel and later became the director of legal department. Mr. Liu graduated from Nanjing University in 2004 with a master of laws degree, and he received a Ph.D. degree in law from Peking University in 2014.

Mr. Shijie Chen has served as our chief financial officer since May 2019. Before joining us, Mr. Chen was a consulting manager at Moody’s Investor Services from March 2010 to April 2014. He later joined Lan Ju Investment Group where he was a project partner from June 2014 to April 2016. Mr. Chen had served as a senior investment director at Xiaomi Group from August 2016 to December 2018. Mr. Chen graduated from Beijing Second Foreign Language School in 2008 with a bachelor’s degree. He received a master’s degree from Claremont Graduate University in 2010.

Mr. Zhijia Liu has served as our director since 2018. Mr. Liu served the director at Beijing Economic Information Center from 1997 to 2013. Mr. Liu first joined us in 2013 and served as the marketing manager until 2015. Mr. Liu later joined Dachuwang, an affiliate of our company, in 2015 and served as the marketing manager until 2016. Mr. Liu later founded Meichu Tianxia Network Technology Co., Limited in 2016 and served as the general manager until 2017. In 2018, Mr. Liu re-joined us as the manager of the innovation division. Mr. Liu received an associate degree from Capital Normal University in 1997. He graduated from the University of International Business and Economics with a bachelor’s degree in 2002.

Mr. Mi Zhou is our co-founder and has served as our director since 2018. Mr. Zhou was a software engineer at Baidu Online Network Technology Co., Ltd. from July 2007 to December 2009. After that, he served as a senior technology manager in the technology division at Dangdang.com until he co-founded our company in March 2012. Mr. Zhou graduated from Beijing University of Posts and Telecommunications in July 2007 with a bachelor’s degree in information security.

Mr. Yu Zhang has served as our director since 2018. He has served as a vice president of Yiguo and the general manager of Shanghai ExFresh Logistics Technology Co., Ltd. since 2015. Mr. Zhang obtained his bachelor’s degree in industrial foreign trade from East China University of Science and Technology in 2000.

Mr. Xinghong Hua has served as our independent director since August 2025. Mr. Hua was a manager at the department of overseas branch management of the headquarter of Bank of China from 1994 to 1996. He had served as a project manager at the department of government relations of ARCO in Washington D.C., United States from 1997 to 1998. He later became a senior manager at Pace Global Energy Services from 1998 to 2004. In 2004, Mr. Hua joined Alcoa Inc. as an Asia-Pacific vice president until 2008. From 2008 to 2020, Mr. Hua was the greater China president and a managing director at Cerberus Capital Management LP. He served as a managing director at Lone Star Funds from 2020 to 2021. Mr. Hua has been the co-founder and chief executive officer of Zan Investment Advisory Limited in Hong Kong since 2022. Mr. Hua received his bachelor’s degree in 1991 and master’s degree in 1994 from Peking University School of International Relations. He also received a master’s degree in international economics, energy and environment from the Johns Hopkins University in 1998.

Ms. Xiaowei Wang has served as our independent director since August 2025. From 2000 to 2006, Ms. Wang served as a human resource director at China Dot Com Group. She became a human resource director at Motorola Mobile Technology (China) Limited in 2008. From 2013 to 2015, Ms. Wang was a human resource vice president at 99Bill Group. She later served as a human resource vice president at Xiaomi Group from 2016 to 2019. She has been a human resource vice president at Hello Group Inc (Nasdaq: MOMO) since 2019. Ms. Wang received a bachelor’s degree of economics from Jinnan University, Guangzhou in 1995 and a master’s degree of finance from the Chinese Academy of Social Science in 1998. She also received an EMBA degree from Cheung Kong Graduate School of Business in 2005.

Mr. Xu Deng has served as the general manager of Yimutian business since March 2021. Previously, Mr. Deng started his career in NetEase Media Technology (Beijing) Co., Ltd., a subsidiary of NetEase (Nasdaq: NETS; HKEx: 9999), in July 2011 and later became a product vice director. In August 2016, Mr. Deng joined Yixia.com where he served as the general manager of the Yizhibo App business. Mr. Deng jointed Douyu (Nasdaq: DOYU) in November 2018 as the head of R&D division. In October 2019, Mr. Deng served as a director of the business division of new car at Golden Guazi Technology Development Co., Ltd., a subsidiary of Chehaoduo Group. Mr. Deng graduated from the Beijing University of Science and Technology in 2009 with a bachelor’s degree in industrial design. He also received a master’s degree from Beijing University of Technology in 2011.

B.	COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the year ended December 31, 2025, we paid an aggregate of RMB5.8 million (US$0.8 million) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for an initial specified term, which is automatically extended for successive periods unless either party gives 60 days’ advance written notice of non-renewal. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon a 60-day advance written notice. In such case of termination by us, the executive officer will receive compensation and benefits during the notice period, and any additional severance as may be agreed, subject to the executive officer signing a customary release of claims. The executive officer may resign at any time with a 60 days’ advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third-party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for two years and one year following the last date of employment, respectively. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Share Incentive Plans

2015 Share Incentive Plan

In December 2015, our board of directors approved and adopted the 2015 share incentive plan, or the 2015 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum aggregate number of ordinary shares that may be issued under the 2015 Plan is 815,130,483, subject to further amendment. As of May 15, 2026, options to purchase a total of 623,090,850 ordinary shares have been granted under the 2015 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates.

The following paragraphs summarize the principal terms of the 2015 Plan.

Type of Awards. The 2015 Plan permits the award of options.

Plan Administration. The 2015 Plan is administered by our board of directors. Our board of directors may also establish a committee to administer the 2015 Plan.

Award Agreement. Awards granted under the 2015 are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our employees, directors and consultants.

Vesting Schedule. In general, our board of directors determines the vesting schedule, which is specified in the relevant award agreement. Typically, options granted to employees are subject to a four-year vesting schedule, with 25% of the granted options to vest on the first anniversary of the vesting commencement date, and the remaining 75% of the granted options to equally vest (i) every month, (ii) every quarter, or (iii) every six months over the next three years, depending on the terms of the notice of awards.

Exercise of Awards. The exercise price, as applicable, and expiration date for each award are stated in the relevant award agreement. However, the maximum exercisable term is ten years from the date of grant unless extended by our board of directors. The option holders may only exercise their vested options after 90 days following the completion of an initial public offering or a sale of all or substantially all assets or equity interests of the Company, subject to compliance of applicable requirements under laws and regulations in mainland China.

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2015 Plan or the relevant award agreement or otherwise determined by our board of directors or the committee established by our board of directors to administer the 2015 Plan.

Termination and Amendment of the Plan. Unless terminated earlier, the 2015 Plan has a term of ten years from the date of its effectiveness. Our board of directors has the authority to amend and terminate the 2015 Plan, provided that material amendments to the 2015 Plan, including but not limited to any increase in the authorized shares reserved for issuance under the 2015 Plan, require the approval of the shareholders according to the terms of the 2015 Plan. In May 2025, our board of directors approved an extension of the 2015 Plan by another ten-year period. However, unless otherwise determined by our board of directors or the committee established by our board of directors to administer the 2015 Plan in good faith, no such action may adversely affect in any material way any award previously issued pursuant to the 2015 Plan.

The following table summarizes, As of May 15, 2026, the options granted to our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates:

Name	Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Jinhong Deng	10,711,847	0.01	December 6, 2016	December 4, 2035
	4,179,903	0.01	September 30, 2017	December 4, 2035
	22,719,111	0.01	October 31, 2017	December 4, 2035
	5,679,778	0.01	January 10, 2018	December 4, 2035
	29,874,034	0.01	March 1, 2018	December 4, 2035
	3,100,000	0.01	May 1, 2018	December 4, 2035
	191,639,966	0.01	May 23, 2019	December 4, 2035
Min Liu	8,259,149	0.01	December 6, 2016	December 4, 2035
	3,222,828	0.01	September 30, 2017	December 4, 2035
	10,512,876	0.01	October 31, 2017	December 4, 2035
	2,628,219	0.01	January 10, 2018	December 4, 2035
	3,171,797	0.01	March 1, 2018	December 4, 2035
Shijie Chen	10,086,314	0.01	May 27, 2019	December 4, 2035
Zhijia Liu	6,026,414	0.01	March 1, 2018	December 4, 2035
	3,000	0.01	October 17, 2022	December 4, 2035
Mi Zhou	3,171,797	0.01	March 1, 2018	December 4, 2035
Xu Deng	9,987,000	0.01	September 15, 2021	December 4, 2035
All Directors and Executive Officers as a Group	324,974,033

As of the date of this annual report, no restricted shares or restricted share units has been granted to our directors and executive officers.

As of February 28, 2026, our employees and other qualified individuals, other than members of directors and executive officers as a group, hold options to acquire a total of 298,116,817 ordinary shares granted under the 2015 Plan.

2025 Share Incentive Plan

In May 2025, our board of directors approved and adopted the 2025 share incentive plan, or the 2025 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum aggregate number of ordinary shares that may be issued under the 2025 Plan is 178,075,362. As of the date of this report, a total of 6,362,000 ordinary shares granted under the 2025 Plan.

The following paragraphs describe the principal terms of the 2025 Share Incentive Plan.

Types of awards. The plan permits the awards of options, restricted shares, and restricted share unit awards or other types of awards approved by our board of directors or a committee (the “Committee”) of the board.

Plan administration. Our board of directors or the Committee (the plan administrator) administer the plan. The board or the Committee determines, among other things, the participants eligible to receive awards, the type or types of awards to be granted to each eligible participant, the number of awards to be granted to each eligible participant, and the terms and conditions of each award grant.

Award agreement. Awards under the plan are evidenced by an award agreement that set forth the terms, conditions and limitations for each award which may include the term of an award, the provisions applicable in the event the participant’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an award.

Eligibility. We may grant awards to our directors, consultants, and employees.

Vesting schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of awards. The exercise price per share subject to an option is determined by the plan administrator and set forth in the award agreement which may be a fixed price or a variable price related to the fair market value of the shares.

Transfer restrictions. Awards may not be transferred in any manner by the eligible participant other than in accordance with the limited exceptions provided in the plan, such as transfers to our company or a subsidiary of ours, transfers to the immediate family members of the participant by gift, the designation of a beneficiary to receive benefits if the participant dies, permitted transfers or exercises on behalf of the participant by the participant’s duly authorized legal representative if the participant has suffered a disability, or, subject to the prior approval of the plan administrator or our executive officer or director authorized by the plan administrator, transfers to one or more natural persons who are the participant’s family members or entities owned and controlled by the participant and/or the participant’s family members, including but not limited to trusts or other entities whose beneficiaries or beneficial owners are the participant and/or the participant’s family members, or to such other persons or entities as may be expressly approved by the plan administrator, pursuant to such conditions and procedures as the plan administrator may establish.

Termination and amendment of the 2025 Share Incentive Plan. Unless terminated earlier, the 2025 Plan has a term of ten years. Our board of directors may terminate, amend or modify the plan, subject to the limitations of applicable laws. However, no termination, amendment, or modification of the plan may adversely affect in any material way any award previously granted pursuant to the plan without the prior written consent of the participant.

C.	BOARD PRACTICES

Board of Directors

Our board of directors currently consists of eight directors. A director is not required to hold any shares in our company to qualify to serve as a director. The Listing Rules of Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Listing Rules of Nasdaq permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our board of directors.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his or her interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he or she is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he/she has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he/she may be interested therein and if he/she does so, his/her vote shall be counted and he/she may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee; a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Xinghong Hua and Ms. Xiaowei Wang. Mr. Xinghong Hua is the chairman of our audit committee. We have determined that Mr. Xinghong Hua and Ms. Xiaowei Wang satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of Nasdaq and Rule 10A-3 under the Exchange Act. We have determined that Mr. Xinghong Hua qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related-party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Ms. Xiaowei Wang and Mr. Xinghong Hua. Ms. Xiaowei Wang is the chairwoman of our compensation committee. We have determined that Ms. Xiaowei Wang and Mr. Xinghong Hua satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of Nasdaq. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting a compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Xinghong Hua and Ms. Xiaowei Wang. Mr. Xinghong Hua is the chairman of our nominating and corporate governance committee. Mr. Xinghong Hua and Ms. Xiaowei Wang satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of Nasdaq. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regard to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regard to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonable prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a director breaches any duty which he or she owes to us. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. In accordance with our currently effective articles of association, the functions and powers of our board of directors include, among others, (i) convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends, (iii) appointing officers and determining their terms of offices and responsibilities, and (iv) approving the transfer of shares of our company, including the registering of such shares in our register of members. In addition, in the event of a tie vote, the chairman of the meeting has, the right to cast a second or casting vote.

Terms of Directors and Officers

Our directors may be appointed by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of our shareholders (except with regard to the removal of the chairman of the board of directors, who may only be removed from office by special resolution of our shareholders). Our independent directors are subject to a fixed term of two years and their services may be terminated earlier with advanced notice. A director will cease to be a director if, among other things, the director (i) resigns his or her office by notice in writing to our company; (ii) becomes bankrupt or makes any arrangement or composition with his or her creditors generally; (iii) dies or is found to be or becomes of unsound mind; (iv) is prohibited by any applicable law or stock exchange rules from being a director; (v) without special leave of absence from the board, is absent from meetings of the board for three (3) consecutive meetings and the board (excluding the absent director) resolves that his or her office be vacated; or (vi) is removed from office pursuant to any other provision of our currently effective memorandum and articles of association.

Our officers are elected by and serve at the discretion of our board of directors.

D.	EMPLOYEES

Employees

We had a total of 789, 657 and 673 employees as of December 31, 2023, 2024 and 2025, respectively. All of our employees are based in mainland China. The following table sets forth the numbers of our employees categorized by function as of December 31, 2025.

Function	Number of Employees	Percentage
Selling and marketing	537	80.0%
Research and development	50	7.0%
General and administration	42	6.0%
Customer service and operation	44	7.0%
Total	673	100.0%

Our success depends on our ability to attract, retain and motivate qualified personnel. As part of our recruiting and retention strategy, we offer employees competitive salaries, performance-based cash bonuses and certain other incentives.

We primarily recruit our employees through recruitment agencies and online channels, including our corporate website and social network accounts. We have adopted a training program, pursuant to which employees regularly receive trainings from management, technology, regulatory and other internal speakers or external consultants.

As required under the regulations of mainland China, we participate in housing fund and various employee social security plans that are organized by applicable local municipal and provincial governments, including housing, pension, medical, maternity, work-related injury and unemployment benefit plans, under which we make contributions at specified percentages of the salaries of our employees. We also purchase commercial health and accidental insurance for our employees. Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of our business. We have granted and plan to continue to grant share-based incentive awards to our employees in the future to incentivize their contributions to our growth and development.

As of the date of this annual report, we have not experienced any labor strikes or other material labor disputes that have affected our operations. We believe that we have a good relationship with our employees.

E.	SHARE OWNERSHIP

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of February 28, 2026 by:

●	each of our directors and executive officers; and

●	each of our principal shareholders who beneficially own 5% or more of our total outstanding ordinary shares.

The calculations in the table below are based on 2,859,426,766 ordinary shares issued and outstanding as of February 28, 2026, including 2,516,653,606 Class A ordinary shares and 342,773,160 Class B ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
Directors and Executive Officers:*	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	% of Total Ordinary Shares	% of Aggregate Voting Power†††
Jinhong Deng(1)	506,052,533	342,773,160	848,825,693	26.52%	75.79%
Min Liu(2)	27,794,869	74,986,698	102,781,567	3.56%	—
Shijie Chen(3)	10,086,314	—	10,086,314	0.35%	0.11%
Zhijia Liu(4)	6,028,739	26,772,357	32,801,096	1.14%	—
Mi Zhou(5)	3,171,797	9,846,370	13,018,167	0.45%	—
Yu Zhang	—	—	—	—	—
Xinghong Hua	—	—	—	—	—
Xiaowei Wang	—	—	—	—	—
Xu Deng(6)	9,987,000	—	9,987,000	0.35%	0.11%
All directors and executive officers as a group	526,125,847	342,773,160	868,899,007	26.98%	75.84%
Principal Shareholders:
Yimutian Holdings Limited(1)	44,245,706	231,167,735	275,413,441	9.63%	49.80%
HSG(7)	430,257,574	—	430,257,574	15.05%	4.59%
Wise Prime International Limited(8)	255,491,541	—	255,491,541	8.94%	2.73%
Passion Stream Investment Limited(9)	207,632,859	—	207,632,859	7.26%	2.22%
Win-Chain Agribusiness Holdings Limited(10)	203,044,751	—	203,044,751	7.10%	2.17%
CGC Moon Walk Limited(11)	193,633,870	—	193,633,870	6.77%	2.07%
Beijing Fengmu Enterprise Consulting Center (Limited Partnership)(12)	404,876,247	—	404,876,247	14.16%	4.32%

Notes:

*	Except as indicated otherwise below, the business address of our directors and executive officers is Building B-6, Block A, Zhongguancun Dongsheng Technology Campus, No. 66 Xixiaokou Road, Haidian District, Beijing 100192, the People’s Republic of China.

†	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after February 28, 2026.

††	According to our pre-listing memorandum and articles of association, as amended and restated from time to time, each ordinary share directly or indirectly held by Mr. Jinhong Deng, Mr. Min Liu, Mr. Bailin Song, Mr. Zhijia Liu and Mr. Mi Zhou (the “Founding Shareholders Group,” and such ordinary shares, collectively, the “Super Voting Shares”) is entitled to twenty votes per share. In general, the super voting rights attached to such Super Voting Shares shall terminate upon resignation of the members of the Founding Shareholders Group, among other conditions. Each share other than the Super Voting Shares is entitled to one vote per share. As Mr. Bailin Song resigned as our senior vice president effective as of August 2021, each ordinary share beneficially owned by Mr. Bailin Song is entitled to one vote per share. Pursuant to the powers of attorneys signed in 2016 by each of the members of the Founding Shareholders Group other than Mr. Jinhong Deng, and each of Mr. Haiyan Gao and Mr. Ming Gu who are beneficial owners of certain shares of our company, each of the foregoing individuals agreed to delegate Mr. Jinhong Deng to exercise the voting rights attached to the shares they beneficially own on their behalf in meetings of shareholders, unless doing so would, among others, result in violation of law or the organizational documents of our company.

†††	For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of our Class B ordinary shares is entitled to twenty (20) votes per share. Each holder of our Class A ordinary shares is entitled to one vote per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(1)	The number of Class A ordinary shares beneficially owned by Mr. Deng includes (i) 44,245,706 Class A ordinary shares held by Yimutian Holdings Limited, a British Virgin Island company wholly owned by Mr. Jinhong Deng, (ii) 267,904,639 Class A ordinary shares that Mr. Deng has the right to acquire upon exercise of share options within 60 days of February 28, 2026, (iii) an aggregate of 120,962,135 Class A ordinary shares beneficially owned by Mr. Bailin Song, Mr. Haiyan Gao and Mr. Ming Gu, and (iv) an aggregate of 72,940,053 Class A ordinary shares beneficially owned by Mr. Min Liu, Mr. Bailin Song, Mr. Zhijia Liu and Mr. Mi Zhou that they have the right to acquire upon exercise of share options within 60 days of February 28, 2026. The number of Class B ordinary shares beneficially owned by Mr. Deng includes (i) 231,167,735 Class B ordinary shares held by Yimutian Holdings Limited and (ii) an aggregate of 111,605,425 Class B ordinary shares beneficially owned by Mr. Min Liu, Mr. Zhijia Liu and Mr. Mi Zhou. Pursuant to the powers of attorneys signed in 2016 by each of the foregoing individuals other than Mr. Deng, Mr. Deng has the right to exercise the voting rights attached to the shares they beneficially own on their behalf in meetings of shareholders, unless doing so would, among others, result in violation of law or the organizational documents of our company. The registered office of Yimutian Holdings Limited is Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.

(2)	Represents (i) 74,986,698 Class B ordinary shares held by YMT Tech Holdings Limited, a British Virgin Island company wholly owned by Mr. Min Liu and (ii) 27,794,869 Class A ordinary shares that Mr. Min Liu has the right to acquire upon exercise of share options within 60 days of February 28, 2026. The registered office of YMT Tech Holdings Limited is Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.

(3)	Represents 10,086,314 Class A ordinary shares that Mr. Shijie Chen has the right to acquire upon exercise of share options within 60 days of February 28, 2026.

(4)	Represents (i) 26,772,357 Class B ordinary shares held by YMT 360 Holdings Limited, a British Virgin Island company wholly owned by Mr. Zhijia Liu, and (ii) 6,028,739 Class A ordinary shares that Mr. Zhijia Liu has the right to acquire upon exercise of share options within 60 days of February 28, 2026. The registered office of YMT 360 Holdings Limited is Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.

(5)	Represents (i) 9,846,370 Class B ordinary shares held by YMT Innovation Holdings Limited, a British Virgin Island company wholly owned by Mr. Mi Zhou and (ii) 3,171,797 Class A ordinary shares that Mr. Mi Zhou has the right to acquire upon exercise of share options within 60 days of February 28, 2026. The registered office of YMT Innovation Holdings Limited Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.

(6)	Represents 9,987,000 Class A ordinary shares that Mr. Xu Deng has the right to acquire upon exercise of share options within 60 days of February 28, 2026.

(7)	Represents 430,257,574 Class A ordinary shares held by HSG CV IV Holdco, Ltd., or HSG, an exempted company with limited liability incorporated under the laws of the Cayman Islands. The sole shareholder of HSG CV IV Holdco, Ltd. is HSG CV IV Senior Holdco, Ltd., which is wholly owned by HongShan Capital Venture Fund IV, L.P. The general partner of HongShan Capital Venture Fund IV, L.P. is HSG Venture IV Management, L.P., whose general partner is HSG Holding Limited. HSG Holding Limited is wholly owned by SNP China Enterprises Limited, which in turn is wholly owned by Neil Nanpeng Shen. The registered address of HSG CV IV Holdco, Ltd. is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(8)	Represents 255,491,541 Class A ordinary shares held by Wise Prime International Limited, a company incorporated in British Virgin Island. Wise Prime International Co., Limited is wholly owned by Prime Agrifood Investment Limited, which is wholly owned by Jiefang Ji. The registered office of Wise Prime International Limited is the offices of OVERSEAS MANAGEMENT COMPANY TRUST (B.V.I.) LTD., OMC Chambers, PO Box 3152, Road Town, Tortola, British Virgin Islands.

(9)	Represents 207,632,859 Class A ordinary shares held by Passion Stream Investment Limited, a company incorporated in Cayman Island. Passion Stream Investment Limited is wholly owned by 19 Growth Capital Fund. The general partner of 19 Growth Capital Fund is John Buckley. The registered office of Passion Stream Investment Limited is 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

(10)	Represents 203,044,751 Class A ordinary shares held by Win-Chain Agribusiness Holdings Limited, a company incorporated in Hong Kong, which is wholly owned by Shanghai ExFresh Supply Chain Management Co., Limited, a wholly owned subsidiary of XiGuo Partnership. Shanghai Yuxia Corporate Consulting Center (Limited Partnership) is a limited partner of XiGuo Partnership holding 37.63% partnership share in XiGuo Partnership. The general partner of Shanghai Yuxia Corporate Consulting Center (Limited Partnership) is Yidongli (Shanghai) information Consulting Co., Limited, which is wholly owned by Yu Zhang and his wife Jiefang Ji, collectively. The registered office of Win-Chain Agribusiness Holdings Limited is RM 1907, 19/F Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong.

(11)	Represents 193,633,870 Class A ordinary shares held by CGC Moon Walk Limited, a limited liability company incorporated in Hong Kong. CGC Moon Walk Limited is wholly owned by CGC Asia Growth Fund III, L.P., a limited partnership incorporated in Hong Kong. The general partner of CGC Asia Growth Fund III, L.P. is CGC International Group Limited. CGC International Group Limited is wholly owned by CGC Evergreen Limited. CGC Evergreen Limited is wholly owned by Dafei Chen. The registered address of CGC Moon Walk Limited is Suite 1113A, 11/F Ocean Ctr, Harbour City, 5 Canton Rd Tst Kln, Hong Kong.

(12)	Represents 404,876,247 Class A ordinary shares held by Beijing Fengmu Enterprise Consulting Center (Limited Partnership), a limited partnership incorporated in People’s Republic of China. The general partner of Beijing Fengmu Enterprise Consulting Center (Limited Partnership) is Shanghai Yunfeng Equity Investment Management Center (Limited Partnership). The general partner of Shanghai Yunfeng Equity Investment Management Center (Limited Partnership) is Shanghai Yunfeng Enterprise Management Co., Ltd, which is controlled by Xuedong Yu. The registered address of Beijing Fengmu Enterprise Consulting Center (Limited Partnership) is 01-3239, 1F, Building 413, Jingzhou Garden, Beijing, People’s Republic of China.

To our knowledge, as of February 28, 2026, a total of 956,429,050 Class A ordinary shares are held by one record holder in the United States—JPMorgan Chase Bank, N.A., the depositary of our ADS program. None of our shareholders has informed us that it is affiliated with a member of Financial Industry Regulatory Authority, or FINRA.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.	DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	RELATED PARTY TRANSACTIONS

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans.”

Other Related Party Transactions

Amounts due from related parties represent interest free loans we provided to a preferred shareholder and certain entities controlled by a preferred shareholder. All the loans were due on demand. In 2019, we provided interest free loans of RMB12.3 million to certain entities controlled by a preferred shareholder. In December 2023 and 2024, we received the repayment of RMB5.0 million and RMB1.5 million. The remaining balance was agreed to be settled by shareholders under an agreement signed in 2024. In June 2021, we provided an interest free loan to a preferred shareholder of US$0.5 million (equivalent to RMB3.1 million). As of December 31, 2023, 2024 and 2025, the amount due from the preferred shareholder was RMB3.4 million, RMB3.4 million and RMB3.4 million (US$480 thousand), respectively.

Amounts due to related parties included (i) the payables related to cash collected on behalf of our equity investee of RMB18.0 million, RMB9.5 million and nil as of December 31, 2023, 2024 and 2025 and we made a repayment of RMB8.5 million and RMB9.5 million (US$1.4 million) in 2024 and 2025, respectively, and (ii) the payables related to the repurchase the Company’s preferred shares of RMB3.5 million, RMB3.6 million and RMB3.5 million (US$502 thousand) as of December 31, 2023, 2024 and 2025, respectively.

The principal of Series C ODI convertible loan issued by us was RMB42.0 million. Upon the investor’s exercise of the warrant and our issuance of preferred shares to the investor, we partially repaid Series C ODI convertible loan of RMB27.0 million in 2021 and entered into a new interest free shareholder loan agreement with the investor in the amount of RMB15.0 million in 2022, which is due on demand. In 2023, 2024 and 2025, we repaid RMB2.0 million, RMB0.5 million, and nil to the investor, respectively. As of December 31, 2023, 2024 and 2025, RMB13.0 million, RMB12.5 million and RMB12.5 million (US$1.8 million) of the convertible loan was outstanding, respectively.

In 2021, we borrowed interest free loans of RMB1.2 million from our founder, Jinhong Deng, and US$0.2 million (equivalent to RMB1.0 million) from a preferred shareholder. In 2023, we borrowed interest free loans in the total amount of RMB14.2 million from our founder and repaid RMB4.6 million. In 2024, we borrowed interest free loans in the total amount of RMB28.3 million from our founder and repaid RMB0.5 million. As of December 31, 2025, we borrowed interest free loans in the total amount of RMB28.9 million (US$4.1 million) from our founder and repaid RMB8.7 million (US$1.2 million). Such loans are due on demand. As of December 31, 2023, 2024 and 2025, RMB21.2 million, RMB49.6 million and RMB69.8 million (US$10.0 million) of interest free loans from our founder and the preferred shareholder was outstanding, respectively.

In 2023, we borrowed interest free loans of RMB6.9 million from an entities controlled by a preferred shareholder and repaid the loans in full in 2024.

Registration Rights

Pursuant to the current shareholders agreement entered into on May 8, 2021, we have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Other Than on Form F-3 or Form S-3.  At any time or from time to time after the date that is six months after the closing of the IPO, holders of registrable securities holding 20% or more of the voting power of the then outstanding registrable securities held by all holders of registrable securities may request in writing that our company effect a registration of registrable securities. Upon receipt of such a request, our company shall (x) promptly give written notice of the proposed registration to all other holders of registrable securities and (y) as soon as practicable, use our reasonable best efforts to cause the registrable securities specified in the request, together with any registrable securities of any holders of registrable securities who requests in writing to join such registration within 15 days after our company’s delivery of written notice, to be registered and/or qualified for sale and distribution in such jurisdiction as the initiating holders may request. Our company shall be obligated to consummate no more than two registrations that have been declared and ordered effective; provided that if the registrable securities sought to be included in the registration are not fully included in the registration due to the fault of our company, such registration shall not be deemed to constitute one of the registration rights granted.

Demand Registration on Form F-3 or Form S-3. Our company shall use its best efforts to qualify for registration on Form F-3 or Form S-3. If our company qualifies for registration on Form F-3 or Form S-3 (or any comparable form for registration in a jurisdiction other than the United States), holders of registrable securities holding 20% or more of the voting power of the then outstanding registrable securities held by all holders of registrable securities may request our company to file, in any jurisdiction in which our company has had a registered underwritten public offering, a Registration Statement on Form F-3 or Form S-3 (or any comparable form for Registration in a jurisdiction other than the United States), including without limitation any registration statement filed under the Securities Act providing for the registration of, and the sale on a continuous or a delayed basis by the holders of registrable securities of, all of the registrable securities pursuant to Rule 415 under the Securities Act and/or any similar rule that may be adopted by the SEC. Upon receipt of such a request, our company shall (i) promptly give written notice of the proposed registration to all other holders of registrable securities and (ii) as soon as practicable, use our reasonable best efforts to cause the registrable securities specified in the request, together with any registrable securities of any holder who requests in writing to join such registration within 15 days after our company’s delivery of written notice, to be registered and qualified for sale and distribution in such jurisdiction. Our company shall be obligated to consummate no more than two registrations that have been declared and ordered effective within any 12-month period; provided that if the registrable securities sought to be included in the registration are not fully included in such registration due to the fault of our company, such registration shall not be deemed to constitute one of the registration rights granted.

Piggyback Registrations. If our company proposes to register for our own account any of our equity securities, or for the account of any holder (other than a holder of registrable securities) of equity securities any of such holder’s equity securities, in connection with the public offering of such securities (except for exempt registrations), our company shall promptly give each holder of registrable securities written notice of such registration and, upon the written request of any holder of registrable securities given within 15 days after delivery of such notice, our company shall use reasonable best efforts to include in such registration any registrable securities thereby requested to be registered by such holder of registrable securities. If a holder of registrable securities decides not to include all or any of its registrable securities in such registration by our company, such holder of registrable securities shall nevertheless continue to have the right to include any registrable securities in any subsequent registration statement or registration statements as may be filed by our company.

Expense of Registration. We will bear all registration expenses, other than the underwriting discounts and selling commissions applicable to the sale of registrable securities pursuant to the current shareholders agreement, subject to certain limitations.

Termination of Registration Rights. Our shareholders’ registration rights shall terminate on the earlier of (i) the date that is five years from the date of closing of IPO, (ii) with respect to any Holder, the date on which such shareholder may sell all of such shareholder’s registrable securities under Rule 144 of the Securities Act in any 90-day period.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. We are currently not a party to any material legal or administrative proceedings.

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We, and our directors and officer, may be involved in legal and/or regulatory proceedings that are expensive and time consuming and, if resolved adversely, that may materially adversely affect us.”

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

As of the date of this annual report, we have not declared or paid any dividends. We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in mainland China for our cash requirements, including any payment of dividends to our shareholders. Mainland China’s regulations may restrict the ability of our mainland China subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Foreign Exchange.”

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the underlying Class A ordinary shares represented by the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the underlying Class A ordinary shares represented by the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other Than Equity Securities—D. American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.	SIGNIFICANT CHANGES

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	OFFERING AND LISTING DETAILS.

See “—C. Markets.”

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

The ADSs, each representing twenty-five (25) Class A ordinary shares, have been listed on the Nasdaq Global Market under the symbol “YMT” since August 20, 2025.

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

The following are summaries of material provisions of our currently effective memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company

Under our currently effective memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the Cayman Islands law.

Ordinary Shares

General. Our authorized share capital is US$200,000 divided into 16,000,000,000 Class A ordinary shares, with a par value of US$0.00001 each and 800,000,000 Class B ordinary shares of a par value of US$0.00001 each. Holders of Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. We may not issue share to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold and transfer their ordinary shares.

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to our memorandum and articles of association and the Companies Act. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Our memorandum and articles of association provide that dividends may be declared and paid out of the funds of the Company lawfully available therefor. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to pay our debts as they become due in the ordinary course of business and we have funds lawfully available for such purpose.

Voting Rights; Meeting of Shareholders. In respect of all matters subject to a shareholders’ vote, holders of ordinary shares shall, at all times, vote on all matters submitted to a vote by the members at any such general meeting. Each Class B ordinary share shall be entitled to twenty (20) votes on all matters subject to the vote at general meetings of our company, and each Class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings (including extraordinary general meetings) of our company. At any general meeting a resolution put to the vote of the meeting shall be decided on a poll, save that the chairman of the meeting may, in good faith, allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.

A quorum required for a meeting of shareholders consists of one or more shareholders holding not less than one-third (1/3) of all votes attaching to the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each calendar year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of our shareholders may be called by a majority of our board of directors or our chairman or upon a requisition of shareholders holding at the date of deposit of the requisition not less than a majority of all votes attaching to all issued and outstanding shares that as at the date of the deposit entitled to vote at general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least seven (7) calendar days is required for the convening of our annual general meeting and other general meetings unless such notice is waived in accordance with our articles of association.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

Transfer of Ordinary Shares. Subject to the restrictions in our memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors. Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;

●	the shares are free from any lien in favor of us; and

●	a fee of such maximum sum as Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of Nasdaq, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than thirty (30) calendar days in any calendar year.

Liquidation. If in a winding up the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least fourteen (14) calendar days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by an ordinary resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue) of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of the holders of at least two-third (2/3) the holders of the issued shares of that class or series or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not be deemed to be materially and adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our register of members or our corporate records (other than copies of our memorandum and articles of association, our register of mortgage and charges and any special resolutions passed by our shareholders). However, we will provide our shareholders with annual audited financial statements.

Issuance of Additional Shares. Our memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 30 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act of the Cayman Islands is derived, to a large extent, from the older Companies Acts of England, but does not follow many recent English law statutory enactments. In addition, the Companies Act of the Cayman Islands differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act of the Cayman Islands applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide that the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (a) 75% in value of shareholders or each class of shareholders, as the case may be, or (b) a majority in number representing 75% in value of creditors or each class of creditors, as the case may be, depending on the circumstances, that are, in each case, present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that Class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissenting minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

 In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a Class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Under our memorandum and articles of association, to the fullest extent permissible under Cayman Islands law every director and officer of our company shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by him by reason of any act done or omitted in or about the execution of their duty in their respective offices or trusts. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Act and our memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

 Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association allow our shareholders holding in aggregate not less than a majority of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

 Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders (except with regard to the removal of the chairman of the board of directors, who may only be removed from office by special resolution of our shareholders). A director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from the board, is absent from meetings of the board for three (3) consecutive meetings and the board (excluding the absent director) resolves that his office be vacated; or (v) is removed from office pursuant to any other provisions of our memorandum and articles of association.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of our company are required to comply with fiduciary duties which they owe to us under Cayman Islands laws, including the duty to ensure that, in their opinion, any such transactions must be entered into bona fide in the best interests of the company, and are entered into for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Restructuring

A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company:

(a)	is or is likely to become unable to pay its debts; and

(b)	intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, with such powers and to carry out such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the company, no resolution to wind up the company shall be passed, and no winding up petition may be presented against the company, except with the leave of the court. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.

Dissolution; Winding Up

 Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our memorandum and articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares

 Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of at least two-thirds (2/3) of the issued shares of that class or with the sanction of an ordinary resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

 Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

 There are no limitations imposed by our memorandum and articles of association on the rights of nonresident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association that require our company to disclose shareholder ownership above any particular ownership threshold.

C.	MATERIAL CONTRACTS

We have not entered into any material contracts other than in the ordinary course of business and other than those described under “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions” or elsewhere in this annual report.

D.	EXCHANGE CONTROLS

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Foreign Exchange.”

E.	TAXATION

The following summary of Cayman Islands, mainland China and United States federal income tax consequences of an investment in the ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or Class A ordinary shares, such as the tax consequences under U.S. state, or local laws or the tax laws of any jurisdiction other than the Cayman Islands, mainland China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands legal counsel. To the extent that the discussion relates to matters of mainland China’s tax law, it represents the opinion of Global Law Office, our mainland China counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to holders of our ADSs or ordinary shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the ADSs or ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ADSs or ordinary shares, nor will gains derived from the disposal of the ADSs or ordinary shares be subject to Cayman Islands income or corporate tax.

Mainland China

Under the EIT Law, an enterprise established outside mainland China with “de facto management bodies” within mainland China is considered a “resident enterprise” for mainland China enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation regulations to the PRC EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and operations, personnel and human resources, finances and properties of an enterprise.

In addition, the SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by mainland China enterprises or mainland China enterprise groups will be classified as mainland China’s resident enterprises only if all of the following conditions are met: (i) the senior management and core management departments in charge of its daily operations function have their presence mainly in mainland China; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in mainland China; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in mainland China; and (iv) not less than half of the enterprise’s directors or senior management with voting rights habitually reside in mainland China. Further to SAT Circular 82, in June 2018 the SAT amended the SAT Bulletin 45 to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our company is a company incorporated outside mainland China. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside mainland China. As such, we do not believe that our company meets all of the conditions above or is a resident enterprise of mainland China for mainland China’s tax purposes. For similar reasons, we believe our other entities outside of China are not resident enterprises of mainland China either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and the interpretation of the term “de facto management body.” There can be no assurance that the mainland China government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a resident enterprise of mainland China for mainland China’s enterprise income tax purposes, a number of unfavorable mainland China’s tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-resident enterprise shareholders (including the ADS holders). In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to mainland China’s tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within mainland China. Furthermore, if we are deemed a resident enterprise of mainland China, dividends paid to our non-resident individual shareholders (including the ADS holders) and any gain realized on the sale or other disposition of ADSs or ordinary shares by such shareholders may be subject to mainland China’s tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-resident shareholders (including the ADS holders) of our company would be able to obtain the benefits of any tax treaties between their country of tax residence and mainland China in the event that we are treated as a resident enterprise of mainland China. See “Risk Factors—Risks Related to Doing Business in Mainland China—If we are classified as a mainland China resident enterprise for mainland China enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-mainland-China shareholders and ADS holders.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that acquires the ADSs and holds the ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service (the “IRS”), or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and any minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of the ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for any minimum tax;

●	holders who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;

●	investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●	investors that have a functional currency other than the U.S. dollar;

●	persons that actually or constructively own ADSs or Class A ordinary shares representing 10% or more of our stock (by vote or value); or

●	partnerships or other entities or arrangements taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or Class A ordinary shares through such entities;

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of the ADSs or our Class A ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding the ADSs or Class A ordinary shares and their partners are urged to consult their tax advisors regarding an investment in the ADSs or Class A ordinary shares.

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of the ADSs will be treated in this manner. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

In general, a non-U.S. corporation is a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) consists of assets that produce, or are held for the production of, passive income (the “asset test”), or (ii) 75% or more of its gross income consists of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Although the law in this regard is not entirely clear, we treat our VIEs and their subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our VIEs and their subsidiaries for U.S. federal income tax purposes, we may be treated as a PFIC for the current and subsequent taxable years.

Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, and based upon the current and anticipated value of our assets and the composition of our income and assets, including goodwill and other unbooked intangibles, we do not believe we were a PFIC for our taxable year ended December 31, 2025. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC for any taxable year is a fact intensive determination made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In particular, recent declines in the market price of our ADSs significantly increased our risk of becoming a PFIC. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming classified as a PFIC may substantially increase.

If we were to be or become a PFIC in any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, the PFIC rules discussed below under “—Passive Foreign Investment Company Rules” will generally apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC.

Dividends

Subject to the discussion below entitled “—Passive Foreign Investment Company Rules”, the gross amount of distributions paid on the ADSs or Class A ordinary shares (including the amount of any mainland China’s tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, the full amount of any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on the ADSs or Class A ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations.

Dividends received by individuals and certain other non-corporate U.S. Holders may be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or Class A ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a mainland China resident enterprise under mainland China’s tax law, we are eligible for the benefit of the United States-mainland China income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to such U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. We expect the ADSs (but not the Class A ordinary shares), which are listed on Nasdaq, will be considered readily tradable on an established securities market in the United States, although there can be no assurance in this regard. However, as described above, on April 2, 2026, we received a written notice from Nasdaq indicating we are not in compliance with the US$1.00 minimum bid price requirement under the Nasdaq Listing Rules. We were granted a grace period of 180 calendar days, expiring on September 29, 2026, in which to regain compliance. See “Item 3. Key Information—D. Risk Factors—Risks Related to the ADSs—If we fail to meet Nasdaq’s minimum bid price or minimum market value of publicly held shares requirements, our ADSs could be subject to delisting, which may significantly reduce the liquidity of our ADSs and cause further declines to the market price of our ADSs.” If our ADSs are delisted from the Nasdaq and are not otherwise readily tradable on an established securities market in the United States, dividends received on our ADSs would generally not be eligible to be taxed as dividend income from a qualified foreign corporation. Because the Class A ordinary shares will not be listed on a U.S. exchange, dividends received with respect to Class A ordinary shares that are not represented by ADSs may not be treated as qualified dividends. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or Class A ordinary shares.

In the event that we are deemed to be a mainland China resident enterprise under the EIT Law (see “Item 10. Additional Information—E. Taxation—Mainland China”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether the ADSs are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation described in the preceding paragraph.

For U.S. foreign tax credit purposes, dividends paid on the ADSs or Class A ordinary shares, if any, will generally be treated as income from foreign sources and will generally constitute passive category income for U.S. foreign tax credit purposes. Subject to certain conditions and limitations, mainland China’s withholding taxes on dividends that are non-refundable under the Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead, subject to applicable limitations, claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

Subject to the discussion below entitled “—Passive Foreign Investment Company Rules”, a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of the ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes, which will generally limit the availability of foreign tax credits. Long-term capital gain of individuals and certain other non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations.

As described in “Item 10. Additional Information—E. Taxation—Mainland China,” if we are deemed to be a mainland China resident enterprise under the EIT Law, gains from the disposition of the ADSs or Class A ordinary shares may be subject to mainland China income tax and will generally be U.S.-source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as mainland China-source income under the Treaty. Pursuant to United States Treasury regulations (the applicability of which has been postponed until further guidance is issued), however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any mainland China tax imposed on the disposition of the ADSs or Class A ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the United States Treasury regulations.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or Class A ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or Class A ordinary shares and any of our subsidiaries, our VIEs or their subsidiaries are also PFICs (each a “lower-tier PFIC”), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of such lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, our VIEs or their subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes a valid mark-to-market election with respect to the ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of the ADSs in a year when we are a PFIC and we subsequently cease to be a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of the ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable United States Treasury regulations. The ADSs, but not the Class A ordinary shares, are listed on Nasdaq, which is a qualified exchange for these purposes. We anticipate that the ADSs should qualify as being regularly traded, but no assurances may be given in this regard. However, as described above, on April 2, 2026, we received a written notice from Nasdaq indicating we are not in compliance with the US$1.00 minimum bid price requirement under the Nasdaq Listing Rules. We were granted a grace period of 180 calendar days, expiring on September 29, 2026, in which to regain compliance. See “Item 3. Key Information—D. Risk Factors—Risks Related to the ADSs—If we fail to meet Nasdaq’s minimum bid price or minimum market value of publicly held shares requirements, our ADSs could be subject to delisting, which may significantly reduce the liquidity of our ADSs and cause further declines to the market price of our ADSs.” If our ADSs are delisted from Nasdaq and are not otherwise listed on a qualified exchange or other market, as described above, our ADSs would not be treated as “marketable stock” for these purposes and a U.S. Holder would not be eligible to make a mark-to market election with respect to our ADSs.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder that makes the mark-to-market election may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns the ADSs or Class A ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consideration of owning and disposing of the ADSs or Class A ordinary shares if we are or become a PFIC, including the availability and possibility of making a mark-to-market election.

F.	DIVIDENDS AND PAYING AGENTS

Not applicable.

G.	STATEMENT BY EXPERTS

Not applicable.

H.	DOCUMENTS ON DISPLAY

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish JPMorgan Chase Bank, N.A., the depositary of the ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

In accordance with Nasdaq Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website at https://ir.ymt.com/. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.

I.	SUBSIDIARY INFORMATION

Not applicable.

J.	ANNUAL REPORT TO SECURITY HOLDERS

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign exchange risk

Most of our revenues and most of our expenses are denominated in Renminbi. Our exposure to foreign exchange risk primarily relates to cash and cash equivalent denominated in U.S. dollars. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. Although, in general, our exposure to foreign exchange risks should be limited, the value of your investment in the ADSs will be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in RMB, while the ADSs representing our ordinary shares will be traded in U.S. dollars.

The conversion of Renminbi into other currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against other currencies, at times significantly and unpredictably. The value of Renminbi against other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. It is difficult to predict how market forces or government policies may impact the exchange rate between Renminbi and other currencies in the future.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of RMB against the U.S. dollar would reduce the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. dollar against the RMB would reduce the U.S. dollar amounts available to us.

As of December 31, 2025, we had RMB-denominated cash and cash equivalents of RMB311.9 million. A 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2025 would result in a decrease of US$4.5 million in cash and cash equivalents. A 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2025 would result in an increase of US$4.5 million in cash and cash equivalents.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in interest-bearing bank deposits with original maturities of three months or less. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

We may invest the net proceeds that we receive from our external financings in interest-earning instruments. Investments in both fixed-rate and floating rate interest-earning instruments carry a degree of interest rate risk. Fixed-rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating-rate securities may produce less income than expected if interest rates fall.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	DEBT SECURITIES

Not applicable.

B.	WARRANTS AND RIGHTS

Not applicable.

C.	OTHER SECURITIES

Not applicable.

D.	AMERICAN DEPOSITARY SHARES

Fees and Charges Our ADS holders May Have to Pay

As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

	Service	Fees
●

To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$0.05 per ADS issued

●	Cancellation of ADSs, including in the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled

●	Distribution of cash dividends	Up to US$0.05 per ADS held

●	Distribution of cash entitlements (other than cash dividends) and/or securities or net cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held

●	Distribution of ADS held ADSs pursuant to exercise of rights	Up to US$0.05 per ADS held

●	Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

●	Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder, you will also be responsible for paying certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

●	Fees for the transfer and registration of Class A ordinary shares charged by the registrar and transfer agent for the Class A ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of Class A ordinary shares).

●	Expenses incurred for converting foreign currency into U.S. dollars.

●	Expenses for cable, telex and fax transmissions and for delivery of securities.

●	Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when Class A ordinary shares are deposited or withdrawn from deposit).

●	Fees and expenses incurred in connection with the delivery or servicing of Class A ordinary shares on deposit.

●	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, deposited securities, ADSs and ADRs.

●	Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2025, we did not receive any reimbursement from the depositary.

Part II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-287877) in relation to our initial public offering, which was declared effective by the SEC on August 7, 2025. We raised approximately US$11.5 million in net proceeds from the initial public offering.

As of December 31, 2025, we had used the net proceeds of RMB23 million from our initial public offering, including RMB12 million for the enhancement and expansion of our digital agricultural commerce services via Yimutian and Douniu Apps, RMB6 million for the development technological infrastructure and product operations in relation to our new business initiatives of agricultural sourcing and trading and smart farming, and RMB5 million for the expansion of our network of sales representatives in the provision of agricultural sourcing and trading services. There is no material change in the use of proceeds as described in our registration statement on Form F-1. We still intend to use the remainder of the proceeds from our initial public offering for purposes as disclosed in our registration statement on Form F-1.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As required by Rule 13a-15b under the Exchange Act, our management, under the supervision and with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this report.

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, due to the material weakness described below under “Internal Control over Financial Reporting,” as of December 31, 2025, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly listed public companies.

Internal Control over Financial Reporting

As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. We have identified one material weakness in our internal control over financial reporting as of December 31, 2025. The material weakness that has been identified relates to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and related disclosures.

We have been in the process of developing and implementing certain actions to remediate the material weakness that has been identified. We have taken, and are taking, certain actions to remediate the material weakness related to our lack of U.S. GAAP and SEC reporting experience. We engaged a consultant with U.S. GAAP knowledge and experience to supplement our current internal accounting personnel and assist us in the preparation of our financial statements to ensure that our financial statements are prepared in accordance with U.S. GAAP. We also engaged an internal control consulting firm in 2024 to review, test and improve our internal accounting controls and internal control over financial reporting. We have adopted and are implementing policies, procedures and practices recommended in the report of the consultant and have arranged training of internal control for our employees and management on disclosure controls and procedures. We continue to make efforts to implementing our existing and newly adopted procedures to improve our disclosure controls and internal controls over financing reporting.

However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all. Moreover, the process of designing and implementing an effective financial reporting system is a continual effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Item 3. Key Information—Risk Factors — Risks Related to Our Business and Industry — If we fail to implement and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our results of operations and prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

As a company with less than US$1.235 billion in revenues for fiscal year of 2025, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

See “—Management’s Annual Report on Internal Control over Financial Reporting.”

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Xinghong Hua, chairperson of our audit committee and an independent director (under the standards set forth in Rule 5605(a)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act ), is an audit committee financial expert.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of the directors, officers and employees. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (No. 333-287877), which was incorporated by reference as an exhibit in this annual report.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Assentsure PAC, our principal external auditors, for the years indicated.

	Year Ended December 31,
	2024	2025
	(RMB in thousands)
Audit fees(1)	2,516	857

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and review of documents filed or furnished with the SEC.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Assentsure PAC, including audit services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

We previously engaged KPMG Huazhen LLP, or KPMG, as our prior independent registered public accounting firm to audit our consolidated financial statements as of and for the years ended December 31, 2021 and 2022, who issued their report on December 22, 2023. On May 8, 2025, we dismissed KPMG and engaged Assentsure PAC, or Assentsure, as our new independent registered public accounting firm. The change of auditors was approved by our board of directors.

The report of KPMG on the consolidated financial statements as of and for the years ended December 31, 2021 and 2022 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles, except that KPMG’s report contained a separate paragraph stating that “the accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2(a) to the consolidated financial statements, the Company experienced recurring operating losses, had net cash used in operating activities and net current liabilities, that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 2(a). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.” During the two fiscal years ended December 31, 2024 and the subsequent interim period through May 8, 2025, (i) there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the subject matter of the disagreements in connection with its report on the consolidated financial statements, and (ii) there were no “reportable events” as defined under Item 16F(a)(1)(v) of Form 20-F, except for the material weakness in our internal control over financial reporting related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and related disclosures. The board of directors discussed the material weakness with KPMG.

We provided a copy of this disclosure to KPMG, and requested KPMG furnish us with a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of such letter, dated June 9, 2025, is included as the Exhibit 15.4 to this annual report on Form 20-F.

During the two fiscal years ended December 31, 2024 and the subsequent interim period through May 8, 2025, neither we nor any person on our behalf consulted with Assentsure regarding either (i) the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on our financial statements and no written or oral advice was provided by Assentsure that was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) and the related instructions to Item 16F of Form 20-F, or reportable event as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

ITEM 16G.	CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on Nasdaq, we are subject to the Nasdaq Stock Market listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq listing standards. We currently intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of Nasdaq that listed companies must have a majority of independent directors. Currently, two out of eight members of our board of directors are independent directors, which do not constitute a majority. To the extent that we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under the Nasdaq listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to the ADSs—As an exempted company incorporated in the Cayman Islands, Yimutian Inc. is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq listing standards.”

In addition, as a “controlled company” as defined under the Nasdaq Stock Market Rules, we are permitted to elect to rely on certain exemptions from corporate governance rules. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. As a result, you do not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Our board of directors has established insider trading policies and procedures to provide guidance on the purchase, sale, and other dispositions of our securities by our directors, officers, employees, consultants, and other relevant persons to promote compliance with applicable insider trading laws, rules and regulations, and listing standards.

Our Statement of Policies Governing Material Non-Public Information and The Prevention of Insider Trading is filed as Exhibit 11.2 to this annual report on Form 20-F.

ITEM 16K.	CYBERSECURITY

Risk Management and Strategy

We have established comprehensive cybersecurity risk assessment procedures as an integral part of our overall enterprise risk management system. These procedures are designed to identify, assess, and manage both potential and existing cybersecurity threats. We have a dedicated in-house IT department, led by our cybersecurity officer, that identifies, assesses and manages cybersecurity risks on a daily basis. We provide regular training programs to ensure that our employees possess the basic knowledge and principles of information security, maintain a sound responding and disposal mechanism for system security, external attacks and violations, and safeguarded the confidentiality of information and data of the company, employees and users, making sure information and data can only be obtained and used when necessary.

In addition, we maintain a robust data security program to protect the confidentiality and integrity of our data across all aspects of data collection and processing. We utilize a variety of technologies to protect our servers from fire, physical shock, theft and other forms of physical harm. On the back end, our servers, databases and information technology networks utilize firewalls, anti-DDoS, intrusion prevention systems, real-time server monitoring and other network cybersecurity technologies. We also utilize a wide range of protective technologies at the application level, including security access code systems, web application firewalls and simulated hacking tests. We back up user and historical data on a regular basis using “hot” backup systems to minimize the risk of data loss or leakage. We also conduct frequent reviews of our backup and data recovery systems, including through regular disaster recovery testing, to ensure that our systems are operating properly.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our board of directors is responsible for overseeing our cybersecurity risk management. Our board of directors (i) maintain oversight of the disclosure related to cybersecurity matters in periodic reports of our company, (ii) review updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the relevant disclosure issues, if any, presented by our chief executive officer, chief financial officer and cybersecurity officer on a quarterly basis, and (iii) review disclosure concerning cybersecurity matters in our annual report on Form 20-F presented by our chief executive officer, chief financial officer and cybersecurity officer.

At the management level, our chief executive officer, chief financial officer and cybersecurity officer are responsible for assessing, identifying and managing material risks from cybersecurity threats to our company and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident. They report to our board of directors (i) on a quarterly basis on updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the relevant disclosure issues, if any, and (ii) on disclosure concerning cybersecurity matters in our annual report on Form 20-F.

Part III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Yimutian Inc. and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description
1.1	Thirteenth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-287877), as amended, initially filed with the Securities and Exchange Commission on June 9, 2025)
2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)
2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-287877), as amended, initially filed with the Securities and Exchange Commission on June 9, 2025)
2.3	Form of Deposit Agreement, among the Registrant, the depositary, and the holders and beneficial owners of American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-287877), as amended, initially filed with the Securities and Exchange Commission on June 9, 2025)
2.4	Seventh Amended and Restated Shareholders’ Agreement by and among the Registrant and certain other parties as listed therein dated May 8, 2021 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-287877), as amended, initially filed with the Securities and Exchange Commission on June 9, 2025)
2.5*	Description of Securities
2.6	Form of Senior Unsecured Convertible Promissory Note (incorporated herein by reference to Exhibit 10.2 to the Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on December 9, 2025)
4.1	2015 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-287877), as amended, initially filed with the Securities and Exchange Commission on June 9, 2025)
4.2	2025 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-287877), as amended, initially filed with the Securities and Exchange Commission on June 9, 2025)
4.3	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-287877), as amended, initially filed with the Securities and Exchange Commission on June 9, 2025)
4.4	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-287877), as amended, initially filed with the Securities and Exchange Commission on June 9, 2025)
4.5	English translation of the Exclusive Business Cooperation Agreement between Beijing Yimutian Network Technology Co., Ltd. and Beijing Yimutian Xinnong Network Co., Ltd. (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-287877), as amended, initially filed with the Securities and Exchange Commission on June 9, 2025)
4.6	English translation of the Exclusive Option Agreement among Beijing Yimutian Network Technology Co., Ltd., Beijing Yimutian Xinnong Network Co., Ltd. and shareholders of Beijing Yimutian Xinnong Network Co., Ltd. dated October 18, 2023 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-287877), as amended, initially filed with the Securities and Exchange Commission on June 9, 2025)

Exhibit Number	Description
4.7	English translation of the Equity Pledge Agreement among Beijing Yimutian Network Technology Co., Ltd., Beijing Yimutian Xinnong Network Co., Ltd. and shareholders of Beijing Yimutian Xinnong Network Co., Ltd. dated October 18, 2023 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-287877), as amended, initially filed with the Securities and Exchange Commission on June 9, 2025)
4.8	Form of English translation of Powers of Attorney among Beijing Yimutian Network Technology Co., Ltd., Beijing Yimutian Xinnong Network Co., Ltd. and shareholders of Beijing Yimutian Xinnong Network Co., Ltd. dated October 18, 2023 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-287877), as amended, initially filed with the Securities and Exchange Commission on June 9, 2025)
4.9	Form of English translation of Letter of Confirmation and Undertakings executed by shareholders of Beijing Yimutian Xinnong Network Co., Ltd. dated October 18, 2023 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-287877), as amended, initially filed with the Securities and Exchange Commission on June 9, 2025)
4.10	Form of English translation of Spousal Consent Letters executed by the spouses of applicable individual shareholders of Beijing Yimutian Xinnong Network Co., Ltd. dated October 18, 2023 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-287877), as amended, initially filed with the Securities and Exchange Commission on June 9, 2025)
4.11	English translation of the Exclusive Business Cooperation Agreement between Beijing Yimutian Network Technology Co., Ltd. and Beijing Douniu Network Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-287877), as amended, initially filed with the Securities and Exchange Commission on June 9, 2025)
4.12	English translation of the Exclusive Option Agreement among Beijing Yimutian Network Technology Co., Ltd., Beijing Douniu Network Technology Co., Ltd. and shareholders of Beijing Douniu Network Technology Co., Ltd. dated October 18, 2023 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-287877), as amended, initially filed with the Securities and Exchange Commission on June 9, 2025)
4.13	English translation of the Equity Pledge Agreement among Beijing Yimutian Network Technology Co., Ltd., Beijing Douniu Network Technology Co., Ltd. and shareholders of Beijing Douniu Network Technology Co., Ltd. dated October 18, 2023 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-287877), as amended, initially filed with the Securities and Exchange Commission on June 9, 2025)
4.14	Form of English translation of Powers of Attorney among Beijing Yimutian Network Technology Co., Ltd., Beijing Douniu Network Technology Co., Ltd. and shareholders of Beijing Douniu Network Technology Co., Ltd. dated October 18, 2023 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-287877), as amended, initially filed with the Securities and Exchange Commission on June 9, 2025)
4.15	Form of English translation of Letter of Confirmation and Undertakings executed by shareholders of Beijing Douniu Network Technology Co., Ltd. dated October 18, 2023 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-287877), as amended, initially filed with the Securities and Exchange Commission on June 9, 2025)
4.16	Form of English translation of Spousal Consent Letters executed by the spouses of individual shareholders of Beijing Douniu Network Technology Co., Ltd. dated October 18, 2023 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-287877), as amended, initially filed with the Securities and Exchange Commission on June 9, 2025)
4.17	English translation of Investment Agreement between Dezhou Decai Industrial Innovation Equity Investment Fund (Limited Partnership) and Beijing Yimutian Network Technology Co., Ltd. dated September 5, 2022 (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-287877), as amended, initially filed with the Securities and Exchange Commission on June 9, 2025)
4.18	English translation of Supplemental Agreement between Dezhou Decai Industrial Innovation Equity Investment Fund (Limited Partnership) and Beijing Yimutian Network Technology Co., Ltd. dated September 8, 2023 (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-287877), as amended, initially filed with the Securities and Exchange Commission on June 9, 2025)
4.19	Form of Securities Purchase Agreement dated as of December 8, 2025 (incorporated herein by reference to Exhibit 10.1 to the current report on Form 6-K, as amended, filed with the Securities and Exchange Commission on December 9, 2025)
4.20	Form of Registration Rights Agreement dated as of December 8, 2025 (incorporated herein by reference to Exhibit 10.3 to the current report on Form 6-K, as amended, filed with the Securities and Exchange Commission on December 9, 2025)
8.1*	List of Principal Subsidiaries and VIEs of the Registrant

Exhibit Number	Description
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-287877), as amended, initially filed with the Securities and Exchange Commission on June 9, 2025)
11.2*	Statement of Policies Governing Material Non-Public Information and The Prevention of Insider Trading of the Registrant
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Global Law Office
15.3*	Consent of Assentsure PAC
15.4	Letter from KPMG Huazhen LLP to the Securities and Exchange Commission (incorporated herein by reference to Exhibit 16.1 to the registration statement on Form F-1 (File No. 333-287877), as amended, initially filed with the Securities and Exchange Commission on June 9, 2025)
97.1*	Clawback Policy of the Registrant
101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Exhibit 101 Inline XBRL document set)

*	Filed with this Annual Report on Form 20-F.

**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Yimutian Inc.

By:	/s/ Jinhong Deng
Name:	Jinhong Deng
Title:	Chairman of the Board and Chief
Executive Officer

Date: May 15, 2026

Yimutian Inc.

Report of Independent Registered Public Accounting Firm

To The Shareholders and the Board of Directors of
Yimutian Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Yimutian Inc. and its subsidiaries (collectively, the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive loss, changes in shareholders’ deficit, and consolidated statements of cash flows for each of the three years in the period ended December 31, 2025 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2025 and 2024 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred recurring losses, has negative cash flows from operations, and has a net current liability position as of December 31, 2025. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

Management’s plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our opinion is not modified with respect to this matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Assentsure PAC

We have served as the Company’s auditor since 2025.

Singapore May 15, 2026
PCAOB ID: 6783

YIMUTIAN INC.
CONSOLIDATED BALANCE SHEETS
(all amounts in thousands, except share and per share data, or as otherwise noted)

	As of December 31,
	2024	2025
	RMB	RMB	US$
ASSETS
Current assets
Cash	2,772	109,486	15,656
Accounts receivable, net	733	945	135
Amounts due from related parties	3,436	3,357	480
Prepayments and other current assets	40,040	38,026	5,438
Inventory	237	2,301	329
Total current assets	47,218	154,115	22,038
Property and equipment	1,060	782	112
Right-of-use assets	9,589	3,635	520
Other non-current assets	3,156	2,569	368
Total non-current assets	13,805	6,986	1,000
Total assets	61,023	161,101	23,038

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable	4,398	5,213	745
Contract liabilities, current	88,103	75,718	10,828
Bank loans	10,000	17,375	2,485
Convertible notes payable	-	18,449	2,638
Financial liabilities	20,990	24,949	3,567
Shareholder loans, at amortized cost	248,643	66,404	9,495
Amounts due to related parties	13,079	3,511	502
Accrued expenses and other current liabilities	89,224	95,913	13,715
Operating lease liabilities, current	4,961	2,319	332
Total current liabilities	479,398	309,851	44,307
Contract liabilities, non-current	12,223	13,104	1,874
Operating lease liabilities, non-current	4,042	364	52
Total non-current liabilities	16,265	13,468	1,926
Total liabilities	495,663	323,319	46,233

Commitments and Contingencies
Mezzanine equity*:
Series A Redeemable Convertible Preferred Shares (US$0.00001 par value: 387,781,378 shares authorized as at December 31, 2024 and December 31, 2025, Redemption value of RMB56,098 and nil as of December 31, 2024 and 2025, respectively)	56,098	—	—
Series B Redeemable Convertible Preferred Shares (US$0.00001 par value: 703,901,412 shares authorized as at December 31, 2024 and December 31, 2025, Redemption value of RMB787,739 and nil as of December 31, 2024 and 2025, respectively)	787,739	—	—
Series C Redeemable Convertible Preferred Shares (US$0.00001 par value: 517,022,352 shares authorized as at December 31, 2024 and December 31, 2025, Redemption value of RMB181,992 and nil as of December 31, 2024 and 2025, respectively)	181,992	—	—
Series C-1 Redeemable Convertible Preferred Shares (US$0.00001 par value: 357,323,044 shares authorized as at December 31, 2024 and December 31, 2025, Redemption value of RMB153,660 and nil as of December 31, 2024 and 2025, respectively)	153,660	—	—
Series C-2 Redeemable Convertible Preferred Shares (US$0.00001 par value: 220,757,061 shares authorized as at December 31, 2024 and December 31, 2025, Redemption value of RMB189,973 and nil as of December 31, 2024 and 2025, respectively)	189,873	—	—
Series D Redeemable Convertible Preferred Shares (US$0.00001 par value: 95,320,147 shares authorized as at December 31, 2024 and December 31, 2025, Redemption value of RMB136,115 and nil as of December 31, 2024 and 2025, respectively)	136,115	—	—
Subscription receivable from Series B Redeemable Convertible Preferred Shares	(134,455)	—	—
Subscription receivable from Series C Redeemable Convertible Preferred Shares	(29,026)	—	—
Subscription receivable from Series C-1 Redeemable Convertible Preferred Shares	(38,955)	—	—
Total mezzanine equity	1,303,041	—	—

YIMUTIAN INC.
CONSOLIDATED BALANCE SHEETS — (Continued)
(all amounts in thousands, except share and per share data, or as otherwise noted)

	As of December 31,
	2024	2025
	RMB	RMB	US$
SHAREHOLDERS’ DEFICIT
Class A ordinary shares (US$0.00001 par value, 16,000,000,000 shares authorized, 460,147,059 and 2,516,653,606 shares issued and outstanding as of December 31, 2024 and 2025, respectively)*	31	177	26
Class B ordinary shares (US$0.00001 par value, 800,000,000 shares authorized, nil and 342,773,160 shares issued and outstanding as of December 31, 2024 and 2025, respectively)*	-	24	3
Additional paid – in capital	47,006	1,668,465	238,588
Accumulated other comprehensive loss	(99,395)	(97,912)	(14,001)
Accumulated deficit	(1,715,536)	(1,762,180)	(251,988)
Total shareholders’ deficit attributable to ordinary shareholders of Yimutian Inc.	(1,767,894)	(191,426)	(27,372)
Non-controlling interests	30,213	29,208	4,177
Total shareholders’ deficit	(1,737,681)	(162,218)	(23,195)
Total liabilities, mezzanine equity and shareholders’ deficit	61,023	161,101	23,038

*	On May 12, 2025, the Company amended its memorandum and articles of association to increase the authorized share capital to 20,000,000,000 shares, comprising 16,000,000,000 Class A ordinary shares and 800,000,000 Class B ordinary shares, with the remaining 3,200,000,000 shares to be designated by the Board of Directors, with a par value of US$0.00001 each.

On August 19, 2025, the Company completed its initial public offering (IPO) and was listed on Nasdaq, all preferred shares were converted into Class A ordinary shares.

YIMUTIAN INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(all amounts in thousands, except share and per share data, or as otherwise noted)

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Revenues	187,523	161,321	140,655	20,113
Cost of revenues	(49,248)	(30,573)	(21,604)	(3,089)
Gross profit	138,275	130,748	119,051	17,024

Operating Expenses
Selling and marketing expenses	(94,647)	(87,618)	(77,459)	(11,076)
General and administrative expenses	(96,712)	(39,564)	(58,764)	(8,403)
Research and development expenses	(47,453)	(37,811)	(29,596)	(4,232)
Other income, net	823	218	4,988	713
Operating loss	(99,714)	(34,027)	(41,780)	(5,974)
Interest income	23	12	9	1
Interest expense	(211)	(964)	(5,606)	(802)
Change in fair value of financial liabilities	(3,728)	—	—	—
Loss from derecognition of financial liabilities	(1,953)	—	—	—
Loss before income taxes and share of loss of equity	(105,583)	(34,979)	(47,377)	(6,775)

Income tax expense	—	—	—	—
Share of (loss) income of equity method investments	(38)	38	—	—
Net loss	(105,621)	(34,941)	(47,377)	(6,775)
Net loss attributable to non-controlling interests	11	41	733	105

Net loss attributable to Yimutian Inc	(105,610)	(34,900)	(46,644)	(6,670)
Deemed dividend to Series C Redeemable Convertible Preferred Shareholders	(2,872)	—	—	—
Deemed dividend to Series D Redeemable Convertible Preferred Shareholders	(915)	—	—	—
Accretion of redeemable convertible preferred shares to redemption value	(71,735)	(88,277)	—	—
Net loss attributable to ordinary shareholders of Yimutian Inc.	(181,132)	(123,177)	(46,644)	(6,670)

Net loss	(105,621)	(34,941)	(47,377)	(6,775)
Other comprehensive income (loss):
Fair value changes of financial liabilities due to instrument-specific credit risk, net of nil income taxes	781	—	—	—
Reclassification adjustment for gain on financial liabilities in net income, net of nil income taxes	1,953	—	—	—
Foreign currency translation adjustment for parent company, net of nil income taxes	(24,300)	(432)	1,483	212
Total comprehensive loss	(127,187)	(35,373)	(45,894)	(6,563)

Net loss per ordinary share
– Basic and diluted	(0.45)	(0.27)	(0.03)	-
Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share
– Basic and diluted	400,206,197	460,147,059	1,340,668,787	1,340,668,787

The accompanying notes are an integral part of these consolidated financial statements.

YIMUTIAN INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
(all amounts in thousands, except share and per share data, or as otherwise noted)

	Ordinary shares		Additional	Accumulated other		Total shareholders’ deficit to	Non-	Total
	Number of shares(1)	Amount	paid-in capital	comprehensive loss	Accumulated deficit	ordinary shareholders	controlling interests	shareholders’ deficit
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2023	396,547,016	27	—	(77,397)	(1,411,227)	(1,488,597)	265	(1,488,332)
Net loss	—	—	—	—	(105,610)	(105,610)	(11)	(105,621)
Issuance of ordinary shares	63,600,043	4	51,432	—	—	51,436	—	51,436
Deemed dividend to Series C-2 Redeemable Convertible Preferred Shareholder	—	—	—	—	(2,872)	(2,872)	—	(2,872)
Deemed dividend to Series D Redeemable Convertible Preferred Shareholder	—	—		—	(915)	(915)	—	(915)
Accretion of redeemable convertible preferred shares	—	—	(4,426)	—	(71,735)	(76,161)	—	(76,161)
Fair value changes of financial liabilities due to instrument- specific credit risk, net of nil income taxes	—	—	—	781	—	781	—	781
Reclassification adjustment for gains on financial liabilities in net income, net of nil income taxes	—	—	—	1,953	—	1,953	—	1,953
Foreign currency translation adjustment, net of nil income taxes	—	—	—	(24,300)	—	(24,300)	—	(24,300)
Balance as of December 31, 2023	460,147,059	31	47,006	(98,963)	(1,592,359)	(1,644,285)	254	(1,644,031)

	Attributable to owners of the parent
	Ordinary shares		Additional	Accumulated other		Total shareholders’ deficit to	Non-	Total
	Number of shares(1)	Amount	paid-in capital	comprehensive loss	Accumulated deficit	ordinary shareholders	controlling interests	shareholders’ deficit
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2024	460,147,059	31	47,006	(98,963)	(1,592,359)	(1,644,285)	254	(1,644,031)
Net loss	—	—	—	—	(34,900)	(34,900)	(41)	(34,941)
Capital contribution from non-controlling interest	—	—	—	—	—	—	30,000	30,000
Accretion of redeemable convertible preferred shares	—	—	—	—	(88,277)	(88,277)	—	(88,277)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	(432)	—	(432)	—	(432)
Balance as of December 31, 2024	460,147,059	31	47,006	(99,395)	(1,715,536)	(1,767,894)	30,213	(1,737,681)

	Attributable to owners of the parent
	Ordinary shares*			Additional	Accumulated other		Total shareholders’ deficit to	Non-	Total
	Number of shares	Number of Class B	Amount	paid-in capital	comprehensive loss	Accumulated deficit	ordinary shareholders	controlling interests	shareholders’ deficit
			RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2025	460,147,059	—	31	47,006	(99,395)	(1,715,536)	(1,767,894)	30,213	(1,737,681)
Net loss	—	—	—	—	—	(46,644)	(46,644)	(733)	(47,377)
Share Capital Reclassification (from Class A to Class B)	(342,773,160)	342,773,160	—	—	—	—	—	—	—
Issuance of common stocks-cash	113,050,000	—	8	116,026	—	—	116,034	—	116,034
Conversion of Preferred Shares into Ordinary Shares	2,286,229,707	—	162	1,505,315	—	—	1,505,477	—	1,505,477
Purchase of shares from non-controlling interests	—	—	—	118	—	—	118	(272)	(154)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	1,483	—	1,483	—	1,483
Balance as of December 31, 2025	2,516,653,606	342,773,160	201	1,668,465	(97,912)	(1,762,180)	(191,426)	29,208	(162,218)
Balance as of December 31, 2025 in US$	—	—	29	238,588	(14,001)	(251,988)	(27,372)	4,177	(23,195)

*	On May 12, 2025, the Company amended its memorandum and articles of association to increase the authorized share capital to 20,000,000,000 shares, comprising 16,000,000,000 Class A ordinary shares and 800,000,000 Class B ordinary shares, with the remaining 3,200,000,000 shares to be designated by the Board of Directors, with a par value of US$0.00001 each.

On August 19, 2025, the Company completed its initial public offering (IPO) and was listed on Nasdaq, all preferred shares were converted into Class A ordinary shares.

YIMUTIAN INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(all amounts in thousands, except share and per share data, or as otherwise noted)

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

Operating activities:
Net loss	(105,621)	(34,941)	(47,377)	(6,775)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2,021	1,454	1,094	156
(Reversal) Allowance for credit losses	(3,115)	453	362	52
Gain on waiver of liabilities	—	—	(3,079)	(440)
Changes in fair value of financial instruments	3,728	—	—	—
Interest expenses related to convertible note	—	—	582	83
Redemption of non-controlling interest	—	—	(154)	(22)
Share of loss (gain) of equity method investments	38	(38)	—	—
Interest paid on financial liabilities at fair value	—	—	4,518	646
Foreign exchange loss on financial liabilities at fair value	—	—	(559)	(80)
Loss from derecognition of financial liabilities	1,953	—	—	—
Loss (Gain) on disposal of property and equipment	40	(16)	34	5
Share-based compensation expense	51,436	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	3,898	(871)	(230)	(33)
Prepayments and other current assets	11,669	(5,472)	1,670	239
Other non-current assets	(1,723)	51	587	84
Inventory	—	(237)	(2,064)	(295)
Accounts payable	455	1,132	815	117
Contract liabilities	9,227	(11,997)	(11,504)	(1,645)
Accrued expenses and other current liabilities	8,593	(10,989)	6,492	928
Operating lease liabilities	(555)	32	(366)	(52)
Net cash used in operating activities	(17,956)	(61,439)	(49,179)	(7,032)

Investing activities:
Cash paid for purchase of property and equipment	(2,070)	(351)	(850)	(122)
Cash paid for (proceeds from) long-term investments	(1,160)	500	—	—
Net cash (used in) provided by investing activities	(3,230)	149	(850)	(122)

Financing activities:
Issuance of common stocks-cash	—	—	116,034	16,593
Proceeds from short-term borrowings	—	10,000	18,500	2,645
Repayment for short-term borrowings	(2,000)	—	(11,125)	(1,591)
Proceeds from shareholder loans	14,203	28,322	28,923	4,136
Repayment for shareholder loans	(7,193)	(8,374)	(8,702)	(1,244)
Amounts due to related parties, net	786	(8,500)	(6,406)	(916)
Loans provided to related parties	5,000	7,925	—	—
Convertible notes payable	—	—	18,064	2,583
Proceeds from Settlement of Series C Preferred Convertible notes payable	7,749	995	—	—
Capital contribution from non-controlling interest	—	30,000	—	—
Net cash provided by financing activities	18,545	60,368	155,288	22,206
Effect of foreign currency exchange rate changes on cash and cash equivalents	(215)	(135)	1,455	208
Net (decrease) increase in cash and cash equivalents	(2,856)	(1,057)	106,714	15,260
Cash and cash equivalents at the beginning of the year	6,685	3,829	2,772	396
Cash and cash equivalents at the end of the year	3,829	2,772	109,486	15,656

Supplemental disclosure of cash flow information:
Interest paid	211	964	1,088	156
Recognition of right-of-use assets and operating lease liabilities	(555)	32	(366)	(52)
Noncash in investing and financing activities
Issuance of Series B Redeemable Convertible Preferred Shares upon conversion of financial liabilities (see Note 11)	287,331	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

YIMUTIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

1. DESCRIPTION OF BUSINESS AND ORGANIZATION

Description of business

Yimutian Inc. (“the Company”), through its wholly-owned subsidiaries and consolidated variable interest entities (“VIEs”) (collectively referred to as “the Group”), is principally engaged in the provision of integrated platform services for agricultural product transaction in the People’s Republic of China (the “PRC”).

Organization

The Group operates its online business in the PRC through Beijing Yimutian Network Technology Co., Ltd. (“Beijing Yimutian” or the “WFOE”), Beijing Yimutian New Agriculture Network Technology Co., Ltd. (“Yimutian Xinnong”), which was established on August 1, 2011 and Beijing Douniu Network Technology Co., Ltd. (“Beijing Douniu”), which was established on September 10, 2021, (collectively the “VIEs”), in order to comply with the PRC laws and regulations which prohibit or restrict control of companies involved in the provision of value-added telecommunication services by foreign investors. The VIEs hold the necessary licenses to carry out the internet value-added businesses in China. The equity interests of Yimutian Xinnong and Beijing Douniu are legally held by Mr. Deng Jinhong and certain individuals who act as nominee equity holders of the VIEs on behalf of WFOE, the Company’s wholly owned subsidiary. A series of contractual agreements, including Powers of Attorney, Exclusive Business Cooperation Agreements, Equity Pledge Agreements, Exclusive Option Agreements, Letter of Confirmation and Undertaking and Spouse Consent Letters (collectively, the “VIE Agreements”), were entered among WFOE, VIEs and its nominee equity holders. Through the VIE Agreements, the nominee equity holders of the VIEs have granted all their legal rights including voting rights and disposition rights of their equity interests in the VIEs to WFOE.

Pursuant to the VIE Agreements, the Company is able to exercise effective control over, enjoys substantially all of the economic benefits of the VIEs, and has an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law at the lowest price possible. The Company’s management concluded that Yimutian Xinnong and Beijing Douniu are VIEs and WFOE is its primary beneficiary. As such, the consolidated financial statements of the VIEs are included in the consolidated financial statements of the Company.

The principal terms of the VIE Agreements are described below.

1) Powers of Attorney

Pursuant to the powers of attorney executed by the equity holders of the VIEs, each of them irrevocably authorizes the WFOE, or any person designated by the WFOE, to act on their respective behalf as proxy attorney, to the extent permitted by law, to exercise all rights of shareholders concerning all the equity interest held by each of them in the VIEs, including without limitation, the right to (i) propose, convene and attend shareholders’ meetings and sign relevant resolutions, (ii) exercise all shareholder’s rights under laws of Chinese Mainland and the articles of association of the VIEs, such as the voting right, nomination right and appointment right, (iii) receive dividends and sell, transfer, pledge or dispose of all the equity held in part or in whole in the VIEs. The powers of attorney remain irrevocably effective as long as such equity holders remain as the equity holders of the VIEs.

2) Exclusive Business Cooperation Agreements

Pursuant to the exclusive business cooperation agreements, among the WFOE and the VIEs, the WFOE has the exclusive right to provide the VIEs with comprehensive technological support and consulting services, including but not limited to software licensing, technology research and development, staff training and technology consultations. Without the WFOE’s prior written consent, the VIEs may not accept the same or similar service contemplated by the agreement provided by any third party during the term of the agreement. The VIEs agreed to pay the WFOE service fees, the amount of which will be subject to adjustment by the WFOE. The exclusive business cooperation agreement remains effective indefinitely except agreed otherwise or terminated by the WFOE in writing. The Exclusive Business Cooperation Agreement between Beijing Yimutian and Xinnong will be in effect until July 31, 2031 which represents the end of operation term of Xinnong, and agreement between Beijing Yimutian and Douniu will be effect until May 13, 2044 which represents the end of operation term of Beijing Yimutian.

YIMUTIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

1. DESCRIPTION OF BUSINESS AND ORGANIZATION (cont.)

3) Equity Pledge Agreements

Pursuant to the equity pledge agreements among the WFOE, the VIEs and their respective equity holders, the equity holders of the VIEs pledged all of their equity interests in the VIEs to the WFOE to guarantee the performance of the obligations by such equity holders and by the VIEs under the exclusive option agreements, the exclusive business cooperation agreements and the powers of attorney. In the event of a breach by the VIEs or any of their respective equity holders of the obligations under these contractual arrangements, the WFOE, as pledgee, will have the right to enforce the pledge. The equity holders of the VIEs also covenant that, without the prior written consent of the WFOE, they will not dispose of the pledged equity, create or allow any encumbrance on the pledged equity. The agreement will remain in effect until the fulfillment of all the obligations under other VIE agreements. The equity holders of the VIEs completed all the registration of the equity pledge contemplated under the equity pledge agreements with the competent authorities in accordance with relevant laws and regulations of mainland China in December 2024.

4) Exclusive Option Agreements

Pursuant to the exclusive option agreements entered among the WFOE, the VIEs and their respective equity holders, each of the equity holders of the VIEs has irrevocably granted the WFOE, or any person or persons designated by the WFOE, an exclusive option to purchase all or part of the equity in the VIEs. The WFOE or person(s) designated by the WFOE may exercise such options to purchase equity in the VIEs at the lowest price permitted under laws of Chinese mainland. The VIEs and their respective equity holders covenant that, without the WFOE’s prior written consent, they will not, among other things, (i) amend the VIEs’ articles of association, (ii) increase or decrease the VIEs’ registered capital or change its structure of registered capital, and (iii) sell, transfer, mortgage, or dispose of any assets of the VIEs’ that is more than US$50,000. The equity holders of the VIEs covenant that they will not create any pledge or encumbrance on their equity in the VIEs, other than those created under the equity pledge agreements as part of the contractual arrangements. The Exclusive Option Agreements will be terminated when the entire equity interests in the VIEs have been transferred to the Company or its designee(s) pursuant to the agreements.

5) Letters of Confirmation and Undertaking

Pursuant to the letters of confirmation and undertaking executed by the equity holders of the VIEs, each of them, among other things, (i) confirms that his/her spouse does not have the right to claim any interests in the respective equity of the VIEs (together with any other interests therein) or exert influence on the day-to-day management and voting matters of the respective equity of the VIEs; undertakes that (ii) in the event of his/her divorce, he/she will take all actions that the WFOE deems necessary to safeguard the execution of the contractual arrangement; (iii) he/she will not participate in, engage in, or merge with any business that competes with the WFOE or hold any interest from such business; (iv) he/she will not cause any conflict of interest between the WFOE and the VIEs or himself/herself; and (v) in the event of such conflict of interest, he/she will act in accordance with the WFOE’s instruction to eliminate such conflict of interest. The letters will remain in effect until the fulfillment of all the obligations under other VIE agreements.

YIMUTIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

1. DESCRIPTION OF BUSINESS AND ORGANIZATION (cont.)

6) Spouse Consent Letters

Pursuant to the spousal consent letters executed by the spouses of the applicable individual equity holders of the VIEs, each of them unconditionally and irrevocably agreed that the equity in the WFOE held by and registered in the name of such shareholder be disposed of in accordance with the exclusive business cooperation agreements, the exclusive option agreements, the equity pledge agreements, the powers of attorney, and the letters of confirmation and undertaking, and that such equity holders may perform, amend or terminate such agreements without his or her spouse’s consent. In addition, each of them agrees not to assert any rights over the equity interest in the VIEs held by his or her respective spouses. In the event that any of them obtains any equity interest in the VIEs held by their respective spouses for any reason, such spouses agree to be bound by similar obligations and agree to enter into similar contractual arrangements. The letters will remain in effect until the fulfillment of all the obligations under other VIE agreements.

Risks in relation to VIE structure

In the opinion of the Company’s management, based on the legal opinion obtained from the Company’s PRC legal counsel, the VIE Agreements have resulted in the Company having the power to direct activities that most significantly impact the VIEs, including appointing key management, setting up operating policies, exerting financial controls and transferring profit or assets out of the VIE at its discretion. The Company considers that it has the right to receive all the benefits and assets of the VIEs. As the VIEs were established as a limited liability company under the PRC law, its creditors do not have recourse to the general credit of the Company for the liabilities of the VIEs, and the Company does not have the obligation to assume the liabilities of the VIEs.

The Company has determined that the VIE Agreements are in compliance with PRC laws and are legally enforceable.

The Company’s ability to control the VIEs also depends on the rights provided to the Company under the Powers of Attorney to vote on all matters requiring equity holders’ approval in the respective VIEs. As noted above, the Company believes these Powers of Attorney are legally enforceable but yet they may not be as effective as direct equity ownership. In addition, if the corporate structure of the Group or the contractual arrangements between Beijing Yimutian the VIEs and its respective equity holders were found to be in violation of any existing PRC laws and regulations, the relevant PRC regulatory authorities could:

●	revoke the business licenses and/or operating licenses of the WFOE and VIEs;

●	discontinue or place restrictions or onerous conditions on the operations through transactions between the WFOE and VIEs;

●	impose fines, confiscate the income from WFOE or the VIEs, or impose other requirements with which the Company or the VIEs may not be able to comply;

●	require the Company to restructure the ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledges of the VIEs, which in turn would affect the Company’s ability to consolidate, derive economic interests from, or exert effective control over the VIEs;

●	restrict or prohibit the Company use of the proceeds of overseas offering or other offshore financing activities to fund the business and operations in China and the Company’ right to collect revenues; and

●	take other regulatory or enforcement actions that could be harmful to the business.

The imposition of any of the above restrictions or actions may result in a material and adverse effect on the Group’s ability to conduct its business. In addition, if the imposition of any of these restrictions causes the Company to lose the right to direct the activities of the VIEs or the right to receive its economic benefits, the Company would no longer be able to consolidate the VIEs. The Company’s management believes that the likelihood to lose the Company’s current ownership structure or the contractual arrangements with the VIE is remote based on the current facts and circumstances.

YIMUTIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

1. DESCRIPTION OF BUSINESS AND ORGANIZATION (cont.)

There is no VIE in which the Company has a variable interest but is not the primary beneficiary. Currently there is no contractual arrangement that could require the Company to provide additional financial support to the VIEs.

The following consolidated assets and liabilities information of the Group’s VIEs as of December 31, 2024 and 2025, and consolidated revenues, net loss and cash flow information for the years ended December 31, 2023, 2024 and 2025, have been included in the accompanying consolidated financial statements. All intercompany transactions and balances with the Company and its subsidiaries have been eliminated upon consolidation.

	As of December 31,
	2024	2025
	RMB	RMB	US$
ASSETS

CURRENT ASSETS
Cash	1,537	1,224	175
Accounts receivable, net	730	945	135
Intercompany receivable from parent company*	5,394	5,394	771
Intercompany receivable from subsidiaries*	10,898	11,527	1,648
Prepayments and other current assets	23,190	23,685	3,387
Inventory	27	2,301	329
Total current assets	41,776	45,076	6,445

Property and equipment, net	1,021	276	39
Operating lease right-of-use assets	6,450	2,078	297
Other non-current assets	2,782	2,150	307
Total non-current assets	10,253	4,504	643
Total assets	52,029	49,580	7,088

LIABILITIES

CURRENT LIABILITIES
Accounts payable	4,077	4,987	713
Contract liabilities, current	87,989	75,718	10,828
Short-term borrowings	5,000	10,375	1,484
Shareholder loans, at amortized cost	35,000	35,000	5,005
Intercompany payable to parent company**	50,884	50,884	7,276
Intercompany payable to WFOE**	75,840	98,644	14,105
Intercompany payable to subsidiaries**	28,900	28,196	4,032
Accrued expenses and other current liabilities	46,172	45,379	6,489
Operating lease liabilities, current	3,614	1,414	202
Total current liabilities	337,476	350,597	50,134

Contract liabilities, non-current	12,223	13,104	1,874
Operating lease liabilities, non-current	2,458	—	—
Total non-current liabilities	14,681	13,104	1,874
Total liabilities	352,157	363,701	52,008

*	Intercompany receivable to parent company and Intercompany receivable from subsidiaries amounts are eliminated upon consolidation.

**	Intercompany payable to parent company, Intercompany payable to WFOE and Intercompany payable to subsidiaries amounts are eliminated upon consolidation.

YIMUTIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

1. DESCRIPTION OF BUSINESS AND ORGANIZATION (cont.)

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Revenues	187,082	160,176	140,318	20,065
Net (income) loss	(32,223)	7,170	(13,837)	(1,978)
Net cash provided by (used in) operating activities	1,003	6,706	(5,571)	(797)
Net cash (used in) provided by investing activities	(1,160)	500	(117)	(17)
Net cash (used in) provided by financing activities	(2,026)	(8,900)	5,375	769
Net decrease in cash and cash equivalents	(2,183)	(1,694)	(313)	(45)
Cash and cash equivalents at the beginning of the year	5,414	3,231	1,537	220
Cash and cash equivalents at the end of the year	3,231	1,537	1,224	175

The unrecognized revenue-producing assets that are held by the VIEs primarily consist of ICP license, trademarks, patents, know-how and customer relationships. None of the assets of the VIEs can be used only to settle obligations of VIEs. None of the assets of the VIEs has been pledged or collateralized. The creditors of the VIE do not have recourse to the general credit of the Company or its consolidated subsidiaries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The Group’s consolidated financial statements are presented in Renminbi (“RMB”), which is the functional currency of the Company’s primary operating entities. The Company’s reporting currency is also RMB. Translations from RMB to United States dollars (“US$”) are provided solely for the convenience of the reader at the exchange rate in effect at the balance sheet date. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate or at any other rate.

The consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. As discussed in Note 2 (b), certain conditions and events raise substantial doubt about the Group’s ability to continue as a going concern.

(b) Going concern considerations

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern.

For the year ended December 31, 2025, the Group incurred a net loss of RMB47,377 (US$6,775) and had net cash used in operating activities of RMB45,540 (US$6,513). As of December 31, 2025, the Group had net current liabilities of RMB155,736 (US$22,269) and an accumulated deficit of RMB 1,762,180 (US$251,988). These conditions raise substantial doubt about the Group’s ability to continue as a going concern within 12 months after the date that the consolidated financial statements are issued.

On August 19, 2025, the Company completed its initial public offering (“IPO”), which significantly improved its liquidity position. As of December 31, 2025, the Group had cash and cash equivalents of RMB 109,486 (US$15,656). As of December 31, 2025, the Company has received notices from Nasdaq indicating non-compliance with the minimum bid price requirement. If the Company fails to regain compliance within the grace period, its ordinary shares may be delisted from Nasdaq. A delisting could materially impair the Company’s ability to access public capital markets and raise additional financing, and may trigger settlement or acceleration clauses under certain existing financing arrangements. Management has evaluated this condition as part of its going concern assessment under ASC 205-40 and concluded that it represents a significant risk that, when aggregated with other conditions described above, raises substantial doubt about the Company’s ability to continue as a going concern.

Management has developed plans to improve the Group’s liquidity position, including optimizing cost structures, improving operating efficiency, and pursuing additional financing if necessary. However, these plans are subject to uncertainties and may not be successfully implemented.

Accordingly, substantial doubt about the Group’s ability to continue as a going concern remains.

YIMUTIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(c) Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs in which the Group, through its WFOE, has a controlling financial interest, and the VIEs’ subsidiaries.

All intercompany transactions and balances among the Group, its subsidiaries, the VIEs, and the VIEs’ subsidiaries are consolidated when the Company has a controlling financial interest, generally through ownership of a majority of the voting interests. Entities in which the Company holds less than a majority of the voting interests are consolidated if the Company is the primary beneficiary of a variable interest entity (VIE), in accordance with ASC 810, consolidation.

(d) Non-controlling interests

For the Group’s non-wholly owned subsidiaries, a non-controlling interest is recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Group. Non-controlling interests are classified as a separate line item in the equity section of the Group’s consolidated balance sheets and have been separately disclosed in the Group’s consolidated statements of comprehensive loss to distinguish the interests from that of the Group.

(e) Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant estimates and judgments include, but are not limited to, the allowance for credit losses, the realization of deferred income tax assets, incremental borrowing rates, the fair value of share-based compensation awards, and the measurement of accrued expenses and other liabilities. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(f) Convenience translation

Translations of the consolidated financial statements from RMB into US$ as of and for the year ended December 31, 2025 are solely for the convenience of the readers.

The exchange rate we used to convert RMB to US$ was 6.9931:1 at the balance sheet dates of December 31, 2025. The average exchange rate for the period has been used to translate revenues and expenses. The average exchange rates we used to convert RMB to US$ were 6.9931:1 for the year ended December 31, 2025.

The US$ convenience translation is not required under U.S. GAAP and all US$ convenience translation amounts in the accompanying consolidated financial statements are unaudited.

(g) Significant judgments

The preparation of the consolidated financial statements requires management to make judgments in the application of accounting policies.

A significant judgment relates to the assessment of whether certain financial instruments, including convertible notes, contain embedded derivatives that require bifurcation under ASC 815.

Management evaluates the contractual terms of such instruments to determine whether the embedded features are clearly and closely related to the host contract and whether they qualify for the scope exception for contracts indexed to and settled in the Company’s own stock under ASC 815-40. This assessment involves judgment, particularly in evaluating settlement provisions, potential cash settlement features, and whether the conversion terms are indexed to the Company’s own stock.

Based on this assessment, the Company concluded that the embedded conversion features do not require bifurcation and are accounted for as part of the host debt instrument. Changes in the interpretation of contractual terms or relevant accounting guidance could result in a different conclusion and materially affect the Company’s financial position and results of operations.

YIMUTIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(h) Commitments and contingencies

In the normal course of business, the Group is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, shareholder lawsuits, and non-income tax matters. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.

(i) Cash

Cash consists of cash on hand and cash at bank. The Group places its cash with financial institutions with high-credit ratings and quality and believes it is not exposed to significant risk on cash and cash equivalents. The bank deposits with each financial institution in the Chinese Mainland, Hong Kong and United States, are insured by the government authorities up to RMB500, HKD500 and US$250, respectively. The bank deposits are insured by the government authorities with amounts up to RMB1,791 and RMB93,070 (US$13,309) as of December 31, 2024 and 2025, respectively. The uninsured portion of cash balances was RMB981 and RMB16,416 (US$2,347) as of December 31, 2024 and 2025, respectively. The   Group has not experienced any losses in uninsured bank deposits.

The Group also collects certain amounts on behalf of merchants and other counterparties through its platforms. Such amounts are included in cash and cash equivalents, with a corresponding liability recorded within other payables, as the Group does not have beneficial ownership of these funds.

Cash and cash equivalents are presented on a gross basis. The Group does not offset cash balances against liabilities, including amounts due to related parties, unless the criteria for offsetting under US GAAP are met.

(j) Property and equipment, net

Property and equipment are stated at cost less depreciation and any impairment. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets, as follows:

Electronic equipment	3 years
Office furniture and others	3 years
Leasehold improvements	Shorter of lease term or the estimated useful lives of the assets

When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value and the proceeds received thereon. Ordinary maintenance and repairs are charged to expense as incurred, and replacements and betterments are capitalized and amortized over the remaining useful life.

(k) Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset or asset group may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets or asset group by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets or asset group and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets or asset group, the Group recognizes an impairment loss based on the excess of the carrying value of the assets. No impairment of long-lived assets was recognized for the years ended December 31, 2023, 2024 and 2025.

(l) Value added taxes

The Company’s PRC subsidiaries and VIEs are subject to value added tax (“VAT”). Revenue is generally subject to VAT and subsequently paid to PRC tax authorities after netting input VAT on purchases. The excess of output VAT over input VAT is reflected in accrued expenses and other current liabilities, and the excess of input VAT over output VAT is reflected in prepayments and other current assets in the consolidated balance sheets.

(m) Fair value measurements

Fair value represents the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

YIMUTIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Accounting guidance establishes a three-level fair value hierarchy and requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Group primarily consist of cash and restricted cash, accounts receivable, amounts due from related parties, receivable from online platforms, receivables on behalf of merchants, staff advances and deposits included in prepayments and other current assets and deposits included in other non-current assets, short-term borrowings, accounts payable, amounts due to related parties, accrued expenses and other current liabilities, financial liabilities, convertible notes payable and shareholder loans, at amortized cost. The carrying amounts of cash and restricted cash, accounts receivable, amounts due from related parties, receivable from online platforms, receivables on behalf of merchants, staff advances and deposits included in prepayments and other current assets, short-term borrowings, accounts payable, amounts due to related parties, accrued expenses and other current liabilities, convertible notes payable and shareholder loans, at amortized cost approximate their fair values due to the short-term maturities.

The Group’s non-financial assets, such as property and equipment, equity investments without a readily determinable fair value the Group elects to use the measurement alternative to measure the investment at cost and equity method investments, would be measured at fair value only if they were determined to be impaired. On a recurring basis, financial liabilities presented in Note 10 elected fair value option were measured at fair value.

(n) Revenue recognition

The Group adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) and recognizes revenue upon the transfer of control of promised services to the Group’s customers, in the amount of consideration the Group expects to receive for those services. Revenue is recorded net of value added tax (“VAT”).

Once a contract is determined to be within the scope of ASC 606 at contract inception, the Group identifies performance obligations in the contract. The Group recognizes revenue based on the amount of the transaction price that is allocated to each performance obligation when that performance obligation is satisfied.

Contracts with customers may include multiple performance obligations. For such arrangements, the Group allocates transaction price to each performance obligation based on its relative standalone selling price. The Group generally determines relative standalone selling prices based on its standard price list, taking into consideration market conditions and its overall pricing strategy.

When another party is involved in a transaction, the Group evaluates whether it is a principal or an agent to determine whether revenue should be recorded on a gross or net basis. The Group acts as a principal if it obtains control over the goods and services before they are transferred to customers. In such case, revenue is recorded on a gross basis. If the Group does not control the goods and services before they are transferred to customers and acts as an agent, revenue is recorded on a net basis.

YIMUTIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Group applied the practical expedient to expense costs as incurred for incremental costs to obtain a contract with a customer, such as sales commission, when the amortization period would have been one year or less. Other incremental costs of obtaining contracts with customers are capitalized and amortized on a systematic basis that is consistent with the transfer to the customer of the services to which the capitalized costs relate.

Digital Agricultural Commerce Services

The Group operates two online platforms, namely Yimutian and Douniu, which facilitate transactions of agricultural products from merchants to wholesale markets and business buyers. The Group earns revenue from charging service fees on merchants in respect of membership services, value-added services and transaction services provided on Yimutian and Douniu platforms. When the service fees are paid in advance, they are initially recorded as contract liabilities and recognized as revenue when the related performance obligations are satisfied.

Membership services

The Group provides subscription-based membership services to merchants on the online platforms, which allow its members to enjoy certain privileges, such as hosting premium storefronts on the Group’s online platforms. The subscription periods for the membership services range from one year to four years. The Group collects the non-refundable membership service fees in advance and records as contract liabilities, of which the subscription periods within one year are recorded in the current liabilities and the subscription periods over one year are recorded in the non-current liabilities. As the members receive and consume the benefits of obtaining the privileges throughout the subscription periods, the membership fees are recognized as revenue over the subscription periods on a straight-line basis as the customer simultaneously receives and consumes the benefits of the services.

Value-added services

The Group provides merchants with value-added services, which include advertising services and contact privilege services.

Tian Bi is a virtual currency purchased by customers through prepayment on the Group's platform. Revenue from Tian Bi is recognized when the customer consumes the virtual currency in exchange for the Group's services. Unused Tian Bi balances that are not expected to be redeemed (“breakage”) are recognized as revenue in proportion to the pattern of rights exercised by the customer, based on historical redemption data.

The Group provides merchants with advertising services on the online platforms, which include display of digital advertisements and merchant certification services. For display of digital advertisements, the Group recognizes revenues from CPC (cost per click) arrangements based on the number of clicks and from CPM (cost per thousand impression) arrangements based on the number of times displayed and cost per thousand impressions. Merchant certification services, which provide merchants with certification labels, are valid ranging from one month to four years. Service fees from merchant certification services are recognized as revenue on a straight-line basis over the service period, as merchants simultaneously receive and consume the benefits from the certification services throughout the service period.

Contact privilege services enable merchants to make calls or send text messages to potential buyers via the online platforms for a fixed quantity over a period ranging from one month to four years. The Group recognizes revenue from contact privilege services at the point in time when the merchants exercise the right to make calls or send text messages or when the right expires unexercised.

The Group collects value-added service fees in advance and records as contract liabilities. The contract balance that will be recognized as revenue in the next twelve months is classified as current liabilities, and the remaining balance is classified as non-current liabilities.

Transaction services

The Group facilitates the sales transactions between merchants and buyers on Yimutian and Douniu platforms. Upon the completion of the transactions of certain agricultural products conducted on the platforms, the Group charges the merchants transaction fees.

YIMUTIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Transaction fee is calculated as a predetermined percentage of the purchase price of the agricultural products. Transaction fee is recognized as revenue upon the completion of the transactions when the transaction service is accepted by merchants. The Group does not control the agricultural products before they are transferred to customers. Therefore, the Group recognizes revenue on a net basis i.e. it recognizes the transaction fees as its revenue.

Other Digital Agricultural Solutions

The Group provides other digital agricultural solutions services to local agricultural production organizations, which primarily include providing industry consulting reports, brand promotion, organizing agricultural conferences and digital agricultural training programs. Revenue is recognized at the point in time when the report is delivered or when the conferences and promotion events take place. Revenue from provision of training programs is recognized over the period of the programs.

(o) Contract balances

When either party to a contract has performed, the Group presents the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the Group’s performance and the customer’s payment. A contract asset is recorded when the Group recognizes revenue before being unconditionally entitled to the consideration under the terms in the contract. A right to consideration is unconditional if only the passage of time is required before payment of the consideration is due.

A contract liability is recorded when the customer pays consideration before the Group recognizes the related revenue. A contract liability is also recorded if the Group has an unconditional right to receive consideration before the Group recognizes the related revenue. A receivable is recorded when the Group has an unconditional right to consideration. A refund liability is recognized when the Group expects to refund consideration received from customers.

The provision of credit losses for accounts receivable is based upon the expected credit losses (“CECL”) model. The CECL model requires an estimate of the credit losses expected over the life of accounts receivable since initial recognition, and accounts receivable with similar risk characteristics are grouped together when estimating CECL In assessing the CECL, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical credit loss experience, adjusted for relevant factors impacting collectability and forward-looking information indicative of external market conditions. While the Group uses the best information available in making determination, the ultimate recovery of recorded receivables is also dependent upon future economic events and other conditions that may be beyond the Group’s control. Accounts receivable which are deemed to be uncollectible are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. There is a time lag between when the Group estimates a portion of or the entire account balances to be uncollectible and when a write off of the account balances is taken. The Group does not have any off-balance sheet credit exposure related to its customers.

The Group evaluates whether it controls the specified goods or services before transfer to the customer. Where the Group acts as an agent, revenue is recognized on a net basis.

(p) Cost of revenues

Cost of revenues consists primarily of (i) staff cost, (ii) cloud service fees charged by cloud service providers, (iii) depreciation and (iv) other costs related to revenues.

(q) Selling and marketing expenses

Selling and marketing expenses mainly consist of (i) staff cost, and (ii) advertising and promotion expenses, and (iii) rental, depreciation and other expenses related to selling and marketing functions. The advertising and promotion expenses were RMB17,404, RMB14,364 and RMB11,868 (US$1,697) for the year ended December 31, 2023, 2024 and 2025, respectively.

YIMUTIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(r) Research and development expenses

Research and development expenses consist primarily of (i) staff cost and (ii) rental, depreciation and other expenses related to research and development functions. Research and development expenses are expensed as incurred.

(s) General and administrative expenses

General and administrative expenses consist primarily of (i) share-based compensation, staff cost, rental and depreciation related to general and administrative personnel, (ii) current expected credit losses, (iii) professional service fees, and (iv) other general corporate expenses.

(t) Inventories, net

Inventories, consisting of commodities available for sale, are stated at the lower of cost and net realizable value. Cost of inventories is mainly determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventories to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as inventory aging, historical and forecasted consumer demand, and market conditions that impact pricing. The Company takes ownership, risks and rewards of the products purchased.

(u) Share-based compensation

The Company periodically grants share options to eligible employees, directors, and consultants, which are subject to both service and performance conditions.

For the share-based awards granted with only service conditions that have a graded vesting schedule, share-based compensation expenses are recognized using the straight-line method over the requisite service period, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant-date value of such award that is vested at that date. For the share-based awards granted with both a service condition and an initial public offering ("IPO") performance condition, share-based compensation expenses are measured at the grant-date fair value and recognized on a tranche-by-tranche basis when it is probable an IPO will be achieved. Upon the IPO completion in August 2025, this performance condition is satisfied. The Company elects to recognize the effect of forfeitures in compensation cost when they occur. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards is reversed.

For the share-based awards granted with only service conditions that have a graded vesting schedule, share-based compensation expenses are recognized using the straight-line method, over the requisite service period, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant-date value of such award that is vested at that date. For the share-based awards granted with both a service condition and an initial public offering (“IPO”) performance condition, share-based compensation expenses are measured at the grant-date fair value and recognized on a tranche-by-tranche basis, when it is probable an IPO will be achieved. Upon the IPO completion in August 2025, this performance condition is satisfied. The Company elects to recognize the effect of forfeitures in compensation cost when they occur. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards is reversed.

For awards granted prior to the IPO, the fair value of share-based awards is estimated on the grant date using the Binomial Option Pricing Model. For awards granted on or after the IPO date, the fair value of the underlying shares is determined based on the quoted market price on the grant date, and the pre-IPO valuation model assumptions are no longer applied.

(v) Employee benefits

The Company’s subsidiaries and VIEs and the VIEs’ subsidiaries in PRC participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in the PRC to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the salaries of qualified employees. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as expenses in the accompanying consolidated statements of comprehensive loss amounted to RMB 28,818, RMB22,431, and RMB20,495 (US$2,931) for the year ended December 31, 2023, 2024 and 2025, respectively.

YIMUTIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(w) Income taxes

The Group accounts for income taxes using the asset and liability method. Current income taxes are provided on the basis of income before income taxes for financial reporting purposes and adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax laws and rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided to reduce the amount of deferred income tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred income tax assets will not be realized. The effect on deferred income taxes arising from a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period of change.

The Group applies a “more likely than not” recognition threshold in the evaluation of uncertain tax positions. The Group recognizes the benefit of a tax position in its consolidated financial statements if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in the Group’s consolidated financial statements in the period in which the change that necessities the adjustments occur. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. The Group records interest and penalties related to unrecognized tax benefits (if any) in interest expenses and general and administrative expenses, respectively. As of December 31, 2024 and 2025, the Group did not have any unrecognized uncertain tax positions.

(x) Leases

The Group leases premise for offices under non-cancellable operating leases. Leases with rent provisions were recognized on a straight-line basis commencing with the beginning of the lease terms. There were no capital improvement funding and contingent rent in the lease agreements. The Group has no legal or contractual asset retirement obligations at the end of the lease terms.

The operating lease liabilities are recognized upon lease commencement for operating leases based on the present value of lease payments over the lease terms. The operating lease right-of-use assets are initially measured at cost, which comprises the initial amount of the operating lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred less any lease incentives received. As the rate implicit in the lease cannot be readily determined, the incremental borrowing rate at the lease commencement date is used in determining the imputed interest and present value of lease payments. The incremental borrowing rate was determined using a portfolio approach based on the rate of interest that the Group would have to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The Group recognizes the single lease cost on a straight-line basis over the remaining lease terms for operating leases. The Group elected the practical expedient of the short-term lease exemption for contracts with lease terms of 12 months or less.

Provisions for reinstatement obligations associated with leases are recognized when the Group has a present obligation to restore leased premises and the cost can be reasonably estimated. Such costs are included in the initial measurement of the related right-of-use assets and subsequently accreted over the lease term.

(y) Foreign currency translation and foreign currency risks

The Group’s reporting currency is RMB. The functional currency of the Company and its subsidiaries incorporated at Cayman Islands and Hong Kong S.A.R. is the US$. The functional currency of the Company’s PRC subsidiaries, VIEs and the VIEs’ subsidiaries is RMB.

Transactions denominated in currencies other than the functional currency are remeasured into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in a foreign currency are remeasured into the functional currency using the applicable exchange rate at the balance sheet date. The resulted exchange differences are recorded as general and administrative expenses in the consolidated statements of comprehensive loss.

YIMUTIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The financial statements of the Company and its subsidiary incorporated at Hong Kong S.A.R. are translated from their functional currencies into RMB. Assets and liabilities are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings (deficits) generated in the current period are translated into RMB using the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulted foreign currency translation adjustments are recorded as a component of other comprehensive income (loss) in the consolidated statements of comprehensive loss, and the accumulated foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income (loss) in the consolidated statements of changes in shareholders’ deficit.

RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PRC government, controls the conversion of RMB to foreign currencies. The value of the RMB is subject to changes of central government policies and international economic and political developments affecting supply and demand in the China foreign exchange trading system market.

(z) Accounts receivable

Accounts receivable are recorded at invoiced amounts, net of any allowance for expected credit losses. The Company evaluates the collectability of accounts receivable based on a combination of factors including historical experience, current economic conditions, customer creditworthiness, and the age of the receivables. The Company estimates expected credit losses using a probability-weighted model under ASC 326, Financial Instruments — Credit Losses, and records an allowance for credit losses in the same period as the related revenue is recognized. Receivables are written off when deemed uncollectible.

Allowance for credit losses

The Company estimates expected credit losses on accounts receivable using the historical loss rate method in accordance with ASC 326, Financial Instruments — Credit Losses. The model considers historical write-off trends adjusted for current economic conditions and reasonable and supportable forecasts that may affect collectability.

Receivables are grouped based on shared risk characteristics age of receivable, and loss rates are applied to each aging category. The Company writes off receivables when it determines they are no longer collectible.

The Company applies both individual and collective assessment approaches in estimating expected credit losses. Significant balances are assessed individually based on contractual terms, counterparty creditworthiness, and historical settlement patterns. The remaining balances are assessed collectively using a provision matrix based on historical loss experience, adjusted for current conditions and reasonable and supportable forecasts.

(aa) Other receivables

Other receivables primarily include receivables from online payment platforms, receivables on behalf of merchants, advances to third parties, staff advances, deposits, and other miscellaneous receivables arising in the ordinary course of business. These balances are recorded at amortized cost and are reviewed regularly for collectability.

Prepayments primarily represent advance payments for services and are recognized as expenses over the period in which the related services are received.

Contract acquisition costs represent incremental costs of obtaining customer contracts and are capitalized when recoverable and amortized on a systematic basis over the period of benefit, which is generally consistent with the underlying contract period or expected customer relationship period. The Company periodically evaluates these costs for impairment.

Contract acquisition costs represent incremental costs of obtaining customer contracts and are capitalized and amortized over the period of benefit.

Other current assets primarily include receivables from online payment platforms, receivables on behalf of merchants, staff advances, deposits, advances to third parties, VAT recoverable, and other short-term balances arising in the ordinary course of business.

Financial assets included in other current assets are measured at amortized cost and are subject to an allowance for expected credit losses. These assets are expected to be realized within twelve months.

The Company evaluates expected credit losses on other receivables using a methodology consistent with accounts receivable. Significant balances are assessed individually, while the remaining balances are assessed collectively based on shared risk characteristics and historical loss experience.

YIMUTIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Allowance for credit losses

The Company estimates expected credit losses on financial assets measured at amortized cost using a methodology consistent with ASC 326.

The Company applies both individual and collective assessment approaches:

●	Significant balances, including advances to third parties and platform-related receivables, are assessed individually based on contractual terms, counterparty creditworthiness, and historical settlement patterns.

●	The remaining balances are assessed collectively using a provision matrix based on historical loss experience, adjusted for current conditions and reasonable and supportable forecasts.

Financial assets are written off when there is no reasonable expectation of recovery.

Other non-current assets primarily consist of security deposits and others. These assets are recorded at cost and are classified as non-current based on the expected timing of realization, which is greater than twelve months from the balance sheet date.

The Company periodically reviews these assets for indicators of impairment in accordance with applicable guidance (e.g., ASC 360 for long-lived assets, ASC 350 for intangibles, ASC 326 for financial assets). If indicators of impairment are present, the Company evaluates recoverability by comparing the carrying amount to the estimated undiscounted future cash flows or fair value. An impairment loss is recorded if the carrying amount exceeds its recoverable value.

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and restricted cash, accounts receivable, amounts due from related parties, receivable from online platforms, receivables on behalf of merchants, staff advances and deposits included in prepayments and other current assets.

Concentration of customers and suppliers

All revenues were derived from customers located in the PRC. No customer individually represents greater than 10% of total revenues of the Group for the years ended December 31, 2024 and 2025.

For the years ended December 31, 2023, 2024 and 2025, no single supplier represented greater than 10% of total purchases.

Convertible notes payable

Convertible notes payable are initially recognized at the proceeds received, net of issuance costs. Any difference between the principal amount and the initial carrying amount is recorded as a debt discount.

Subsequently, the notes are measured at amortized cost using the effective interest method, whereby interest expense is recognized over the term of the instrument to accrete the carrying amount to the principal amount at maturity.

The Company evaluates embedded conversion features in convertible instruments to determine whether bifurcation as a derivative is required under ASC 815. If the embedded feature does not require separate accounting, the instrument is accounted for as a single liability.

Transaction costs directly attributable to the issuance of debt are recorded as a reduction of the carrying amount and amortized as part of interest expense over the term of the instrument.

YIMUTIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(ab) Financial liabilities

Financial liabilities primarily comprise short-term borrowings and other debt instruments. Financial liabilities are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, unless otherwise required.

Interest expense is recognized over the term of the borrowing using the effective interest method. For instruments where contractual interest terms are not fully determined at initial recognition or reporting date, management applies judgment in estimating the effective interest rate based on available information.

Debt instruments that previously contained equity-linked features are reassessed upon modification. Where such features are removed, the instrument is accounted for as a financial liability going forward.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement for at least twelve months after the reporting date.

Any modifications to the terms of financial liabilities are evaluated to determine whether they represent a substantial modification, and the accounting treatment is adjusted accordingly.

(ac)  Statutory reserves

In accordance with the PRC Company Laws, the Group’s PRC subsidiaries, VIEs and the VIEs’ subsidiaries must make appropriations from their after-tax profits as determined under the generally accepted accounting principles in the PRC (“PRC GAAP”) to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the PRC companies. Appropriation to the discretionary surplus fund is made at the discretion of the PRC companies.

The statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective companies. These reserves are not allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except for liquidation.

For the year ended December 31, 2023, 2024 and 2025, no appropriation was made to the statutory surplus fund and discretionary surplus fund by the Group’s PRC subsidiaries, VIEs and the VIEs’ subsidiaries as these PRC companies did not earn any after-tax profits as determined under PRC GAAP.

(ad) Loss per share

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders, considering the accretions of redemption feature related to the Company’s redeemable convertible preferred shares, by the weighted average number of ordinary shares during the period using the two-class method. Under the two-class method, any net income is allocated between ordinary shares and other participating securities based on their participating rights. Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses. Contingently issuable shares are included in the computation of basic earnings per share only when there is no circumstance under which those shares would not be issued.

YIMUTIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the preferred shares, using the if-converted method, and financial liabilities using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such share would be anti-dilutive.

(ae) Segment reporting

The Group uses the management approach in determining its operating segments in accordance with ASC 280, Segment Reporting. The Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. For the purpose of internal reporting and management’s operation review, the Group’s Chief Executive Officer does not segregate the Group’s business by service lines. The Company operates as a single operating and reportable segment, as it offers a unified set of products and services primarily related to the provision of digital agricultural transaction services. The CODM evaluates the Group’s performance and makes resource allocation decisions based on consolidated results. The Group’s operations are managed as a single operating segment as the Group offers an integrated suite of digital agricultural services and the CODM does not review discrete financial information by product or service lines. Accordingly, the Group has one operating and reportable segment. Substantially all of the Group’s revenues are derived from customers located in the People’s Republic of China (“PRC”), and all of the Group’s long-lived assets are located in the PRC.

(af) Investments in equity investees

The Company’s investments in equity investees include investments in entities over which the Company has significant influence and investments in equity securities in which the Company does not have a controlling financial interest.

Investments in entities over which the Company has significant influence but does not have control are accounted for using the equity method of accounting. Under the equity method, the investment is initially recorded at cost and subsequently adjusted to recognize the Company’s proportionate share of the investee’s net earnings or losses, as well as dividends received. The Company evaluates its equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable.

For equity investments in which the Company does not have significant influence and for which a readily determinable fair value is not available, the Company applies the measurement alternative to measure the investments at cost, less impairment, adjusted for observable price changes in orderly transactions for identical or similar investments of the same issuer. The Company assesses such investments for impairment based on a qualitative assessment of whether indicators of impairment exist.

The Company discontinues the application of the equity method when its investment is reduced to zero and no additional financial support or obligations to the investee exist. Subsequent losses are recognized only to the extent that the Company has incurred obligations or made payments on behalf of the investee.

As of December 31, 2025, investments in equity investees are not material to the consolidated financial statements.

YIMUTIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(ag) Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other part in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or are related corporation.

(ag) Recent accounting pronouncements

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In January 2025, the FASB issued ASU 2025-01, which revises the effective date of ASU 2024-03 (on disclosures about disaggregation of income statement expenses) “to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027.” Entities within the ASU’s scope are permitted to early adopt the ASU. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In January 2025, the FASB issued ASU 2025-01, “Income Statement – Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Clarifying the Effective Date.” This pronouncement revises the effective date of ASU 2024-03 and clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU’s scope are permitted to early adopt the accounting standard update. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity. The ASU requires entities to apply the existing acquirer determination guidance in ASC 805-10-55-12 through 55-15 when a business combination is effected primarily by exchanging equity interests and the legal acquiree is a VIE that meets the definition of a business, rather than automatically designating the primary beneficiary as the accounting acquirer. The ASU is effective for annual reporting periods beginning after December 15, 2026, and interim periods within those annual reporting periods. Early adoption is permitted. The amendments will be applied prospectively. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

YIMUTIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In July 2025, the FASB issued ASU 2025-05, which amends ASC 326-20 to provide a practical expedient for all entities which elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset in developing reasonable and supportable forecasts as part of estimating expected credit losses, and an accounting policy election for all entities, other than a public business entity, that elect the practical expedient related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. Under ASU 2025-05, an entity is required to disclose whether it has elected to use the practical expedient and, if so, whether it has also applied the accounting policy election. An entity that makes the accounting policy election is required to disclose the date through which subsequent cash collections are evaluated. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. Entities should apply the new guidance prospectively. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In December 2025, the FASB issued ASU 2025-11, which is intended to improve the navigability of the guidance in ASC 270 and clarify when it applies. Under the amendments, an entity is subject to ASC 270 if it provides interim financial statements and notes in accordance with GAAP. The ASU also addresses the form and content of such financial statements, adds lists to ASC 270 of the interim disclosures required by all other Codification topics, and establishes a principle under which an entity must disclose events since the end of the last annual reporting period that have a material impact on the entity. As the Board stated in the proposed guidance and reiterates in the ASU, the amendments are not intended to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements. For public business entities, the amendments in ASU 2025-11 are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. For entities other than public business entities, for interim reporting periods within annual reporting periods beginning after December 15, 2028. Early adoption is permitted for all entities.

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB	USD

Accounts receivable	743	973	139
Less: Allowance for credit losses	(10)	(28)	(4)
Accounts receivable, net	733	945	135

The movement of the allowance for credit losses is as follows:

	As of December 31,
	2024	2025
	RMB	RMB	USD

Balance at the beginning of the year	9	10	1
Additions	277	100	14
Write off	(276)	(82)	(11)
Total	10	28	4

The allowance for credit losses is estimated using the expected credit loss model in accordance with ASC 326.

The increase in allowance in 2025 primarily reflects additional provisioning on certain aged receivables. Write-offs during the year mainly relate to balances that were previously provided for.

Management considers the allowance to be adequate based on historical experience, current conditions, and expected future economic factors.

YIMUTIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

3. ACCOUNTS RECEIVABLE, NET (cont.)

The majority of accounts receivable balances as of December 31, 2025 are within short aging periods and are generally settled within normal credit terms. The Company also considers subsequent collections in assessing recoverability of receivables.

No significant concentration of credit risk was identified, as the Group’s customers are primarily diversified across different regions and industries, including government-related entities and commercial customers.

4. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB	USD

Receivable from online payment platforms	12,215	17,779	2,542
Receivables on behalf of merchants	9,077	7,296	1,043
Deferred IPO cost*	10,751	—	—
Staff advances	1,962	1,986	284
Contract acquisition costs	6,172	10,160	1,453
Deposit	387	1,625	232
Others	9,273	9,321	1,334
Less: allowance for credit losses	(9,797)	(10,141)	(1,450)
Prepayments and other current assets, net	40,040	38,026	5,438

Prepayments and other current assets primarily include:

●	receivables from online payment platforms and merchants arising from the Company’s transaction processing activities;

●	advances to third parties for project development and operational purposes;

●	staff advances provided in the ordinary course of business;

●	contract acquisition costs, representing incremental costs of obtaining customer contracts;

●	refundable deposits with third parties; and

●	other short-term balances expected to be realized within twelve months.

Advances to third parties are primarily made in connection with project development and operational arrangements in the ordinary course of business and are expected to be recovered through settlement mechanisms in accordance with underlying agreements or ongoing business activities.

Staff advances represent amounts provided to employees for business-related expenditures and are generally short-term in nature. These balances are typically settled or expensed upon submission of supporting documentation.

Receivables from online payment platforms and merchants arise from the Company’s transaction processing activities and are generally settled within a short period on a net basis as part of normal platform settlement cycles.

The Group regularly monitors these balances and assesses recoverability based on contractual terms, historical settlement patterns, counterparty creditworthiness, and subsequent collections.

*	Direct cost incurred by the Group attributable to its IPO of ordinary shares in the United States have been deferred and recorded as deferred IPO cost and will be offset against the gross proceeds received from such offering. On August 19, 2025, the Company completed its initial public offering (IPO) and was listed on Nasdaq.

YIMUTIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

4. PREPAYMENTS AND OTHER CURRENT ASSETS (cont.)

The movement of the allowance for credit losses is as follows:

	As of December 31,
	2024	2025
	RMB	RMB	USD

Balance at the beginning of the year	9,621	9,797	1,401
Additions	176	344	49
Total	9,797	10,141	1,450

The Company estimates expected credit losses in accordance with ASC 326 using both individual and collective assessment approaches.

Significant balances, including advances to third parties and platform-related receivables, are assessed individually based on contractual arrangements, counterparty creditworthiness, historical settlement patterns, and subsequent collections.

The remaining balances are grouped based on shared risk characteristics and assessed collectively using a provision matrix based on historical loss experience, adjusted for current conditions and reasonable and supportable forecasts.

Forward-looking information, including macroeconomic and industry-specific factors, is considered in the assessment, although such adjustments did not have a material impact on the overall allowance during the reporting period.

Financial assets are written off when there is no reasonable expectation of recovery.

Management believes that the allowance for credit losses is adequate as of December 31, 2025.

5. PROPERTY AND EQUIPMENT, NET

Property, plant and equipment primarily consist of leasehold improvements and office equipment used in the Group’s operations.

Property and equipment consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB	USD

Electronic equipment	2,923	2,807	401
Office furniture and others	579	673	96
Leasehold improvements	4,413	5,067	725
Property and equipment	7,915	8,547	1,222
Accumulated depreciation	(6,855)	(7,765)	(1,110)
Property and equipment, net	1,060	782	112

YIMUTIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

5. PROPERTY AND EQUIPMENT, NET (cont.)

Depreciation expenses on property and equipment were allocated to the following expense items:

	For the year ended December 31,
	2024	2025
	RMB	RMB	USD

Selling and marketing expenses	195	143	20
Research and development expenses	186	31	4
General and administrative expenses	1,073	920	132
Total depreciation expenses	1,454	1,094	156

The Group evaluates property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

During the year ended December 31, 2025, the Group identified impairment indicators due to operating losses and negative operating cash flows.

Based on the assessment performed, management concluded that the carrying amount of PPE is recoverable and no impairment loss was recognized.

6. LEASE

The Group leases facilities under non-cancellable operating leases expiring on different dates. The terms of substantially all these leases are ranging from one year to three years. All the Group’s leases qualify as operating leases. Short-term leases (lease terms less than 12 months) are recognized as incurred.

(a)	A summary of supplemental information related to operating leases as of December 31, 2024 and 2025 as follows:

	As of December 31,
	2024	2025
	RMB	RMB	USD

Operating lease right-of-use assets	9,589	3,635	520
Operating lease liabilities, current	4,961	2,319	332
Operating lease liabilities, non-current	4,042	364	52
Operating lease liabilities	9,003	2,683	384

YIMUTIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

6. LEASE (cont.)

The weighted average remaining lease term as of December 31, 2024 and 2025 were 1.48 years and 1.13 years, and the weighted average discount rate of the operating leases were 4.09% and 3.57%, respectively.

The Group determines lease liabilities using its incremental borrowing rate where the implicit rate is not readily determinable. The incremental borrowing rate is derived with reference to market-based benchmark rates, including loan prime rates, and adjusted for factors such as lease term and economic environment.

The Group evaluates lease terms by considering contractual periods together with renewal or termination options when it is reasonably certain that such options will be exercised.

Certain lease arrangements include changes in lease payments over the lease term. These changes are assessed to determine whether they represent lease modifications requiring reassessment under applicable accounting guidance.

(b) The components of lease cost were as follows:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	USD

Lease cost:
Operating lease cost	6,087	5,999	4,290	307
Short-term lease cost	2,170	2,438	2,149	613
Total lease cost	8,257	8,437	6,439	920

(c) Maturities of operating lease liabilities as of December 31, 2025 was as follows:

	As of December 31, 2025
	RMB	USD

2026	2,377	340
2027	370	53
Total undiscounted cashflows	2,747	393
Less: amounts representing interest	(65)	(9)
Present Value of future minimum lease payments	2,682	384
Less: Current obligations	(2,319)	(332)
Long term obligations	363	52

(d) Reinstatement obligations

The Group may incur obligations to restore leased premises to their original condition upon expiration of the lease terms in accordance with the respective lease agreements. Such obligations are evaluated in accordance with applicable accounting guidance and recognized as a provision when a present obligation exists and the amount can be reasonably estimated. Where recognized, the estimated reinstatement costs are included in the measurement of the related right-of-use assets and are subsequently increased for the passage of time as an accretion expense.

As of December 31, 2025, the Group assessed such obligations and determined that any potential reinstatement costs are not material to the consolidated financial statements.

YIMUTIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

7. OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB	USD

Deposits	2,043	1,828	262
Others	1,113	741	106
Other non-current assets	3,156	2,569	368

8. INVENTORY

Inventory consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB	USD

Commodity stocks	237	794	114
Fertilizer	—	1,507	215
	237	2,301	329

9. SHORT-TERM BORROWINGS

As of December 31, 2024 and 2025, short-term borrowings consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB	USD

Guangdong Yueken Microcredit Co., Ltd	5,000	7,000	1,001
Tianjin Jincheng Bank Co., Ltd.	—	375	54
China Merchants Bank Co., Ltd. Beijing Branch	—	5,000	715
China CITIC Bank Loan	5,000	5,000	715
Short-term borrowings	10,000	17,375	2,485

In 2024, Guangxi Yimutian Xinnong Technology Co., Ltd. (Guangxi Yimutian), a subsidiary of the WFOE, obtained a number of one-year loans in the aggregate amount of RMB5,000 from Guangdong Yueken Microcredit Co., Ltd bearing a simple interest of 12% per annum. In 2025, Guangxi Yimutian Xinnong Technology Co., Ltd. (Guangxi Yimutian), a subsidiary of the WFOE, obtained a number of one-year loans in the aggregate amount of RMB5,000 from Guangdong Yueken Microcredit Co., Ltd bearing a simple interest of 12% per annum. During 2025, Guangxi Yimutian fully repaid the outstanding RMB5,000 borrowings and obtained new one-year loans from the same lender with an aggregate principal amount of RMB7,000 at similar terms.

On February 7, 2024, Yimutian Xinnong obtained a 12-month short-term credit bank borrowing from China CITIC Bank amounting to of RMB5,000 bearing interest of 3.55% per annum. In February 2025, Yimutian Xinnong repaid the China CITIC loan of RMB5,000. In 2025, Yimutian Xinnong new 12-month short-term credit bank borrowing from China CITIC Bank in amounts of RMB5,000 bearing interest of 3.1% per annum. The new borrowing from China CITIC Bank represents a renewal of the previous facility upon maturity.

In 2025, Yimutian Xinnong obtained a 12-month short-term credit bank borrowing from Tianjin Jincheng Bank Co., Ltd. amounting to RMB1,500 bearing interest of 14.4% per annum. As of December 31, 2025, Yimutian Xinnong repaid the loan of RMB1,125. In addition, during 2025, the Group obtained short-term borrowings from China Merchants Bank Co., Ltd., Beijing Branch, with an aggregate principal amount of RMB5,000. These borrowings are unsecured and bear interest at market rates.

All borrowings are unsecured and are repayable within one year. The Group’s borrowings are primarily obtained from financial institutions and are subject to standard repayment terms and interest rates. Management monitors liquidity and funding requirements on an ongoing basis. No significant covenant breaches or defaults were identified during the reporting period.

YIMUTIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB	USD

Accrued payroll and welfare	34,781	28,800	4,118
Deposits received from merchants	16,339	15,781	2,257
Cash collected on behalf of merchants	11,731	10,479	1,499
Accrued IPO cost	12,382	—	—
VAT and other surcharges payable	3,508	3,606	516
Provisions	892	892	127
Interest Payable	—	197	28
Selling Shareholder Transactions	—	6,576	940
Third-party transactions	7,036	18,917	2,705
Professional fee	2,555	10,665	1,525
Accrued expenses and other current liabilities	89,224	95,913	13,715

Accrued expenses and other current liabilities primarily comprise accrued payroll and welfare, merchant-related settlement balances, professional service fees, selling shareholder transaction payables, and other operating payables.

Deposits received from merchants represent refundable deposits collected from merchants participating in the Group’s platform services. Cash collected on behalf of merchants represents amounts collected through the Group’s platform settlement process that are payable to merchants or other transaction participants. These balances are generally settled in the ordinary course of platform operations. The Group acts as an agent in these transactions and does not recognize such amounts as revenue. These balances do not represent advance payments for services and are therefore not accounted for as contract liabilities under ASC 606.

Selling shareholder transactions represent amounts payable in connection with secondary share transactions completed in connection with the Company’s capital market activities during the year. These balances are classified as liabilities as the Group has a contractual obligation to remit cash to the relevant counterparties and the transactions do not represent equity issuance by the Group.

Third-party transactions primarily comprise amounts payable to external parties arising from business collaborations, operating arrangements, reimbursements, advances received, and other miscellaneous transactions. The Group assesses these balances based on the underlying transaction substance and classifies them as current liabilities when settlement is expected within twelve months.

Professional fees primarily relate to legal, consulting, financial reporting, and other professional services incurred in connection with the Group’s business operations and capital market activities.

Accrued IPO costs in 2024 represented direct costs incurred in connection with the Company’s initial public offering. Upon completion of the IPO in 2025, such costs were either offset against proceeds from the offering as equity issuance costs or expensed as incurred if they did not meet the criteria for capitalization, in accordance with US GAAP.

Management applies judgment in determining the classification of balances within accrued expenses and other current liabilities, including distinguishing between contract liabilities, deposits, and other payables based on the underlying contractual arrangements and substance of the transactions.

Certain balances, including cash collected on behalf of merchants, represent amounts held by the Group for third parties. These balances are presented gross, with a corresponding liability recorded within other payables. The Group presents such balances on a gross basis and does not offset cash and related liabilities unless the criteria for offsetting under US GAAP are met. Accordingly, these balances are presented as liabilities rather than revenue or contract liabilities.

YIMUTIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

11. FINANCIAL LIABILITIES

	As of December 31,
	2024	2025
	RMB	RMB	USD

Exchangeable Notes	20,990	20,990	3,001
Interest expense	—	4,518	646
Foreign exchange	—	(559)	(80)
Financial liabilities	20,990	24,949	3,567

In September 2022, the Company entered into an exchangeable note agreement with Investor B. Pursuant to the agreement, the Company issued an exchangeable note of USD 2.8 million (equivalent to RMB 20,128) with a simple interest rate of 7% per annum to Investor B. The note entitled Investor B to convert the entire or part of the outstanding principal at 90% of the per share price into the same class of shares issued in the new round financing. The note was due one year after issuance, with extensions subject to mutual agreement. Interest on the note would be exempted upon conversion. In September 2024, the maturity date was further extended to September 8, 2025. Subsequently, the noteholder irrevocably waived all conversion rights associated with the note. As a result, the instrument no longer contains any equity-linked features and is accounted for as a financial liability.

The Company and the noteholder have agreed that the principal amount will be repaid by June 30, 2027. The detailed repayment schedule and interest arrangements are subject to further negotiation and had not been finalized as of December 31, 2025.

The Group also considered whether the absence of explicit interest terms gives rise to a significant financing component or requires imputation of interest under ASC 835-30, and concluded that any such impact would not be material to the consolidated financial statements.

Management applied judgment in determining the appropriate measurement basis given the evolving terms of the arrangement and will reassess the measurement upon finalization of the repayment and interest terms.

As of December 31, 2025, the note is measured at amortized cost. The carrying amount of the note, including accrued interest was RMB24,949 (US$3,567).

YIMUTIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

12. SHAREHOLDER LOANS, AT AMORTIZED COST

	As of December 31,
	2024	2025
	RMB	RMB	USD

Onshore Shareholder Loans (i)	186,555	—	—
Other Shareholder Loans (ii)	62,088	66,404	9,495
Shareholder loans, at amortized cost	248,643	66,404	9,495

(i) Onshore Shareholder Loans

The Company’s onshore entities entered into shareholder loans agreements with certain preferred shareholders. These preferred shareholders subscribed the Company’s preferred shares and were entitled to all of the preferred shareholders’ rights. Prior to paying the consideration of preferred shares to the Company, they made shareholder loans to the Company’s onshore entities in the same amount of the consideration for preferred shares. Such shareholder loans are referred as “Onshore Shareholder Loans”.

In December 2016, the Company issued 124,523,393 shares of Series C Redeemable Convertible Preferred Shares to an investor for US$5 million (equivalent to RMB30,634). One of the Company’s PRC onshore entities entered into a loan agreement with the investor in the amount of RMB30,634 bears no interest. The principal shall be due and payable at the earlier of the investor pays the consideration of preferred shares to the Company and 9 months after the issuance, which can be further extended upon mutual agreement between the Company and the investor. In 2023, the Company and the investor agreed to extend the maturity date of the loan, and the loan is due at the earlier of the investor pays the consideration of preferred shares to the Company and December 31, 2024. In 2024, the maturity date was further extended to December 31, 2025. In December 2023, the Company’s PRC onshore entities repaid RMB613 to the investor. As of December 31, 2024, the Company’s PRC onshore entities repaid RMB1,000 to the investor. The Company completed its IPO on August 19, 2025, and the preferred shares were converted into ordinary shares.

In February 2018, the Company issued 154,278,293 shares of Series C-1 Redeemable Convertible Preferred Shares to an investor with the total amount of US$5.5 million (equivalent to RMB35,000). One of the Company’s PRC onshore entities entered into a loan agreement with the investor in the amount of RMB35,000 bears no interests. The principal shall be due and payable at the earlier of the investor pays the consideration of preferred shares to the Company and 23 months after the issuance, which can be further extended upon mutual agreement between the Company and the investor. In 2023, the Company and the investor agreed to extend the maturity date of the loan, and the loan is due at the earlier of the investor pays the consideration of preferred shares to the Company and December 31, 2024. In 2024, the maturity date was further extended to December 31, 2025. The Company completed its IPO on August 19, 2025, and the preferred shares were converted into ordinary shares.

In December 2023, the Company issued 280,352,854 shares of Series B Redeemable Convertible Preferred Shares to an investor upon exercise of Series B ODI Convertible Loan (Note 11) with the total amount of US$20 million (equivalent to RMB122,534). As agreed with the investor, the Company’s PRC onshore entity shall repay the principal at the earlier of the following two dates: (1) July 31, 2025, and (2) five working days before the end of the lock-up period specified by applicable laws and regulations and exchange rules following the initial public offering. The Company completed its IPO on August 19, 2025, and the preferred shares were converted into ordinary shares.

YIMUTIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

12. SHAREHOLDER LOANS, AT AMORTIZED COST (cont.)

The Company measured Onshore Shareholder Loans at amortized cost. Onshore Shareholder Loans activities for the years ended December 31, 2024 and 2025 are presented below:

	As of December 31, 2025
	RMB	USD
As of January 1, 2024	187,555	26,820
Repayment	(1,000)	(143)
As of December 31, 2024	186,555	26,677
Offset upon conversion of preferred shares	(186,555)	(26,677)
As of December 31, 2025	—	—

(ii)   Other Shareholder Loans

The Group borrowed interest free loans from its Founder and certain investors.

The principal of Series C ODI Convertible Loan issued by the Company’s onshore entity was RMB42,055 (Note 11). Upon the investor’s exercise of the warrant and the Company issued preferred shares to the investor, the Company’s onshore entity partially repaid Series C ODI Convertible loan of RMB27,027 and entered into a new interest free shareholder loan agreement with the investor in the amount of RMB15,028, which is due on demand. In 2023 and 2024, the Company’s onshore entity repaid RMB2,000 and RMB500 to the investor, respectively. The Company completed its IPO on August 19, 2025, and the preferred shares were converted into ordinary shares.

In 2021, the Group also borrowed interest free loans of RMB1,153 from its Founder and US$150 (equivalent to RMB1,053) from a preferred shareholder. In 2023, the Group borrowed interest free loans in the total amount of RMB14,203 from its Founder and repaid RMB4,580 to its Founder. Such loans are due on demand. In 2024, the Group borrowed interest free loans in the total amount of RMB28,322 from its Founder. As of December 31, 2025, the Group borrowed interest free loans in the total amount of RMB28,923 from its Founder and repaid RMB8,702 to its Founder.

In 2023, the Group also borrowed interest free loans of RMB6,874 from an entities controlled by a preferred shareholder. The Group repaid RMB6,874 in 2024.

Other Shareholder Loans activities for the years ended December 31, 2024 and 2025 are presented below:

	RMB	USD

As of January 1, 2024	41,156	5,885
Borrowed	28,322	4,050
Repayment	(7,374)	(1,054)
Foreign currency translation adjustments	(16)	(2)
As of December 31, 2024	62,088	8,879
Borrowed	28,923	4,135
Repayment	(8,702)	(1,244)
Offset upon conversion of preferred shares	(15,880)	(2,271)
Foreign currency translation adjustments	(25)	(4)
As of December 31, 2025	66,404	9,495

The Group borrowed interest-free loans from its Founder and certain investors, which are considered related parties. These loans are unsecured and contractually repayable on demand.

YIMUTIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

12. SHAREHOLDER LOANS, AT AMORTIZED COST (cont.)

Although the loans are legally due on demand, in practice they have been extended periodically based on mutual agreement between the Group and the lenders.

Management considers these arrangements as part of ongoing funding support to the Group’s operations rather than short-term liquidity instruments.

The Group evaluated the substance of these arrangements under US GAAP and concluded that the loans meet the definition of financial liabilities, as the Group has a contractual obligation to transfer cash upon demand by the lenders and no contractual terms indicate settlement through issuance of equity instruments.

The Group also assessed whether the interest-free nature of these loans gives rise to a significant financing component under ASC 835-30. In performing this assessment, management considered:

●	the demand nature of the loans;

●	the historical pattern of extensions;

●	the expected timing of repayment; and

●	prevailing market interest rates for similar instruments.

Based on this assessment, the Group determined that any imputed interest arising from discounting would not be material to the consolidated financial statements.

The Group further evaluated whether the loans are, in substance, equity contributions due to their linkage with certain shareholder transactions. Management concluded that the loans do not represent equity contributions, as there are no agreements or terms that require or permit settlement through issuance of shares, and the lenders retain the right to demand repayment in cash.

These loans are presented as current liabilities given their contractual demand feature; however, the actual timing of settlement depends on the liquidity needs of the Group and the intentions of the lenders.

13. ACCOUNTS PAYABLE

	As of December 31,
	2024	2025
	RMB	RMB	USD

IT Service Fee	4,245	3,772	539
Others	153	1,441	206
Accounts payable	4,398	5,213	745

Accounts payable primarily consist of amounts due to third-party service providers, including cloud computing and data analytics service providers, as well as other operating payables arising in the ordinary course of business. These balances include amounts incurred for services received but not yet paid as of the balance sheet date.

Certain service arrangements are based on usage or contractual service periods, and accordingly, accounts payable may include estimates of amounts due for services received but not yet invoiced or settled as of the reporting date. Payments made in advance for services to be received in future periods are recorded separately as prepayments.

YIMUTIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

14. CONTRACT LIABILITIES

Contract liabilities primarily represent advance payments received from customers for membership services, value-added services, and other services for which revenue has not yet been recognized. These balances are recognized as revenue when the Group satisfies the related performance obligations, in accordance with the revenue recognition policy described in Note 2.

	As of December 31,
	2024	2025
	RMB	RMB	USD

Contract liabilities, current
Membership fee	55,708	50,676	7,247
Value-add service fee	14,509	9,642	1,379
Government project	3,757	3,160	452
Tian Bi	13,247	10,460	1,496
Others	882	1,780	254
Total contract liabilities, current	88,103	75,718	10,828

Contract liabilities, non-current
Membership fee	11,430	12,473	1,784
Value-add service fee	793	631	90
Total contract liabilities, non-current	12,223	13,104	1,874

Membership fee represents advance payments for subscription-based platform services, which are recognized as revenue over the subscription period as the customer simultaneously receives and consumes the benefits of the services.

Revenue is recognized either over time or at a point in time depending on the nature of the underlying services, as described in Note 2.

Value-added service fee represents advance payments for advertising, certification, and communication services. Revenue is recognized either over time or at a point in time depending on the nature of the service.

Government project represents advance payments related to government-sponsored service arrangements. Revenue is recognized upon completion of the agreed services and acceptance by the customer, or over time if the performance obligations are satisfied continuously.

Tian Bi represents a virtual currency purchased by members through prepayment, which can be used to acquire value-added services on the platform. Revenue is recognized when the virtual currency is consumed by customers or when the likelihood of redemption becomes remote, based on historical usage patterns.

Others represent other immaterial advance payments.

The decrease in contract liabilities during the year was primarily attributable to the recognition of revenue from prior period advance payments as performance obligations were satisfied, partially offset by new customer prepayments.

Management applies judgment in estimating the timing of revenue recognition and assessing whether any portion of contract liabilities is subject to breakage.

The Group acts as a principal in these arrangements and recognizes revenue on a gross basis.

The decrease in contract liabilities during the year was primarily attributable to the recognition of revenue from prior period advance payments as performance obligations were satisfied, partially offset by new customer prepayments.

Management applies judgment in estimating the timing of revenue recognition and assessing whether any portion of contract liabilities is subject to breakage.

YIMUTIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

15. CONVERTIBLE NOTES PAYABLE

As of December 31, 2024 and 2025, convertible debt consisted of the following:

	RMB	USD

As of December 31, 2024	—	—
Addition	18,064	2,583
Interest expenses	385	55
As of December 31, 2025	18,449	2,638

In December 2025, the Company entered into a securities purchase agreement with an investor, pursuant to which the Company issued senior secured convertible notes with an aggregate principal amount of USD 3.37 million (equivalent to RMB 18,449).

The notes bear interest at a contractual rate of 10% per annum, payable monthly, and mature on December 8, 2026. The effective interest rate is higher than the stated coupon due to original issue discount and transaction costs.

The Company received net proceeds of approximately USD 2.58 million after deduction of placement agent fees and other transaction costs. The difference between the principal amount and net proceeds is recorded as a debt discount and amortized to interest expense using the effective interest method over the term of the notes.

For the year ended December 31, 2025, interest expense recognized in relation to the convertible notes includes: (i) contractual interest at the stated rate; and (ii) amortization of the debt discount.

The outstanding principal amount of the convertible notes was RMB 18,449 as of December 31, 2025. The carrying amount reflects the principal amount net of unamortized debt discount and issuance costs, which management assessed to be not materially different from the principal amount as of December 31, 2025.

The table above presents the movement of the convertible notes based on principal and interest recognized. The carrying amount of the notes is adjusted for unamortized discount and issuance costs.

The Company evaluated the embedded conversion feature under ASC 815 and concluded that, although the feature meets the definition of a derivative and is not clearly and closely related to the host debt, it qualifies for the scope exception for contracts indexed to and settled in the Company’s own stock under ASC 815-40. Accordingly, the feature does not require bifurcation and is accounted for as part of the host debt instrument.

16. MEZZANINE EQUITY

On August 19, 2025, the Company completed its initial public offering (IPO) and was listed on Nasdaq, all preferred shares were converted into Class A ordinary shares.

Series A, Series B, Series C, Series C-1, Series C-2 and Series D redeemable convertible preferred shares (collectively “Redeemable Convertible Preferred Shares”)

Form May 2014 to December 2016, the Company entered into a series of share purchase agreements with certain investors, pursuant to which the Company issued 387,781,378 Series A redeemable convertible preferred shares (“Series A Preferred Shares”) for an aggregated cash consideration of US$3.5 million (equivalent to RMB21,593).

From February 2015 to April 2017, the Company entered into a series of share purchase agreements with certain investors, pursuant to which the Company issued 423,548,558 Series B redeemable convertible preferred shares (“Series B Preferred Shares”) for an aggregated consideration of US$34.1 million (equivalent to RMB213,329). In December 2023, the Company issued 280,352,854 Series B Preferred Shares upon the exercise of Series B ODI Convertible Loan held by an investor for an aggregated consideration of US$20 million (equivalent to RMB122,534). RMB134,455 and RMB134,455 was unpaid and recorded as subscription receivable as of December 31, 2023 and 2024, respectively.

YIMUTIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

16. MEZZANINE EQUITY (cont.)

From December 2016 to April 2017, the Company entered into a series of share purchase agreements with certain investors, pursuant to which the Company issued 517,022,352 Series C redeemable convertible preferred shares (“Series C Preferred Shares”) for an aggregated consideration of US$11 million, of which RMB30,021 and RMB29,026 was unpaid and recorded as subscription receivable as of December 31, 2023 and 2024, respectively.

In February 2018, the Company entered into a series of share purchase agreement with a group of investors, pursuant to which the Company issued 357,323,044 Series C-1 redeemable convertible preferred shares

(“Series C-1 Preferred Shares”) for an aggregated consideration of US$15 million (equivalent to RMB94,608), of which RMB38,955 and RMB38,955 was unpaid and recorded as subscription receivable as of December 31, 2022 and 2023, respectively. In September 2019, an investor transferred 63,435,937 shares of Series C-1 Preferred Shares to another investor for an aggregated consideration of US$5 million (equivalent to RMB35,365), and the Company redesignated all transferred shares into a same number of Series C-2 Preferred Shares. The Company did not receive any proceeds from this transaction. The Company considered that the re-designation of Series C-1 Preferred Shares to Series C-2 Preferred Shares in substance, was the same as repurchase and cancellation of the Series C-1 Preferred Shares and simultaneously issuance of Series C-2 Preferred Shares. The difference between the fair value of Series C-2 and the carrying amount of the Series C-1 Preferred Shares was accounted for as deemed dividend to the preferred shareholder and recorded to accumulated deficit.

From December 2018 to August 2020, the Company entered into a series of share purchase agreements with a group of investors, pursuant to which the Company issued 22,4881,374 Series C-2 redeemable convertible Preferred Shares (“Series C-2 Preferred Shares”) for an aggregated consideration of US$17.4 million (equivalent to RMB115,693).

In May 2021, the Company entered into a series of share purchase agreements with a group of investors, pursuant to which the Company issued 95,032,955 Series D redeemable convertible preferred shares (“Series D Preferred Shares”) for an aggregated consideration of US$15 million (equivalent to RMB106,825). In June 2021, the Company issued additional 287,192 Series D Preferred Shares for nil consideration to then existing Series D preferred shareholders. The Company treated it as deemed dividend to the shareholders of the Redeemable Convertible Preferred Shares.

In October 2021, the Company entered into a share repurchase agreement with an investor, pursuant to which the Company repurchased 76,123,125 Series C Preferred Shares for an aggregated consideration of US$6,000 (equivalent to RMB38,633). The difference of RMB28,818 between the repurchase consideration over the carrying amount of RMB9,815 of the Series C Preferred Shares was accounted for as deemed dividends to the preferred shareholder and recorded to accumulated deficit. Upon the Company’s repurchase of Series C Preferred Shares, there was a subscription receivable from such investor in the amount of US$5,500 (equivalent to RMB35,483) in connection with the issuance of Series C-1 Preferred Shares. The Company and the investor entered into a supplemental agreement that US$5,500 (equivalent to RMB35,483) was offset between repurchase consideration payable and subscription receivable. The remaining repurchase consideration payable of US$500 (equivalent to RMB3,541 and RMB3,436, as of December 31, 2023 and 2024, respectively) was recorded in amount due to related parties.

In December 2023, the Company issued 4,124,313 Series C-2 redeemable convertible preferred shares to existing Series C-2 Preferred shareholders for nil consideration and 2,435,067 Series D redeemable convertible preferred shares to existing Series D Preferred shareholders for nil consideration. Concurrently, issuance price per share of Series C-2 Preferred Shares and Series D Preferred Shares were amended accordingly, which resulted in the aggregated issuance price of each investor remained unchanged.

The rights, preferences and privileges of the Series A Preferred Shares, Series B Preferred Shares, Series C Preferred Shares, Series C-1 Preferred Shares, Series C-2 Preferred Shares and Series D Preferred Shares are as follows:

YIMUTIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

16. MEZZANINE EQUITY (cont.)

Redemption Rights

Upon the issuance of Series D Preferred Shares on May 8, 2021, the redemption term of all Series A Preferred Shares, Series B Preferred Shares, Series C Preferred Shares, Series C-1 Preferred Shares, Series C-2 Preferred Shares were modified to be the same as Series D Preferred Shares, pursuant to which they were redeemable at the option of the shareholders of the respective series Preferred Shares in the event that (A) the Company fails to complete the qualified IPO or a trade sale in which the valuation of the Company is no less than US$800,000,000 before December 31, 2025 except that if the Company has submitted an application to competent Governmental Authorities for IPO filings prior to December 31, 2025 (including the submission of the IPO prospectus) but due to any material adverse legal, regulatory, market or policy changes of China in which case the Board of Directors decide to postpone the qualified IPO and the Trade Sale, the foregoing deadline for the qualified IPO and the trade sale shall be automatically postponed to December 31, 2026, (B) the validity or enforcement of the VIE agreements is materially and adversely affected due to change of any applicable Laws, as a consequence of which, the Company loses control over, or the ability to consolidate the financial statements, of direct or indirect subsidiaries and/or controlled entities, and there is no alternative arrangement under the applicable Laws for the Company to maintain or restore such control or ability, and (C) any material breach of the transaction documents to which the holder(s) of respective series Preferred Shares are parties by the Group, the Founder, any ordinary shareholders and any ordinary shareholders holding Company prior to the qualified IPO, which results in substantial hurdle to the launch of the qualified IPO. The Company completed its IPO on August 19, 2025. Accordingly, the redemption event described above did not occur and the redemption rights expired upon the IPO.

The redemption preference from high priority to low priority is as follows in sequence: Series D Preferred Shares, Series C-2 Preferred Shares, Series C-1 Preferred Shares, Series C Preferred Shares and then the Series B Preferred Shares and Series A Preferred Shares as the same class.

For Series D Preferred Shares, Series C-2 Preferred Shares, Series C-1 Preferred Shares, Series C Preferred Shares, Series B Preferred Shares and Series A Preferred Shares, the redemption price shall be one hundred percent (100%) of the respective issuance price, plus an eight percent (8%) compounded per annum return of the respective issuance price over the period from the respective closing date to the date of payment in full of the respective redemption price.

Conversion Rights

Each redeemable convertible preferred share shall be convertible, at the option of the shareholders, at any time after the issuance date of preferred shares according to a conversion ratio, subject to adjustments for dilution, including but not limited to stock splits and stock dividends. The conversion price shall initially be the applicable issuance price, resulting in an initial conversion ratio for the Redeemable Convertible Preferred Shares of 1:1.

Each Redeemable Convertible Preferred Share shall be converted, based on the then-effective applicable conversion price, without the payment of any additional consideration, into ordinary shares in the event that (i) the closing of the IPO, or (ii) the date upon which the Company receives the written request from the majority respective series preferred shareholders.

Voting Rights

Each preferred shareholder shall be entitled to that number of votes corresponding to the number of ordinary shares on an as-converted basis.

Dividend Rights

No dividends or other distributions shall be declared, paid, set aside or made, whether in cash, in property, or in any other shares of the Company, with respect to any other class or series of shares of the Company, unless and until the dividends of preferred shares with higher priority of preference has been likewise declared, paid, set aside or made (calculated on an as-converted basis).

Liquidation Preferences

In the event of any liquidation including deemed liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, shareholders of Series D Preferred Shares, Series C-2 Preferred Shares, Series C-1 Preferred Shares, Series C Preferred Shares, Series B Preferred Shares and Series A Preferred Shares shall be entitled to receive an amount equal to one hundred percent (100%) of the applicable issuance price, plus all dividends declared and unpaid on such redeemable convertible preferred shares.

Liquidation preference is as follows in sequence: Series D Preferred Shares, Series C-2 Preferred Shares, Series C-1 Preferred Shares and Series C Preferred Shares, then the Series B Preferred Shares and Series A Preferred Shares as the same class.

YIMUTIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

16. MEZZANINE EQUITY (cont.)

If there are any assets or funds remaining after the aggregate amount has been distributed or paid in full to the applicable holders of the Preferred Shares, the remaining assets and funds of the Company available for distribution shall be distributed ratably among all shareholders according to the relative number of the Shares held by such shareholders.

Accounting for the Redeemable Convertible Preferred Shares

The Company has classified the redeemable convertible preferred shares as mezzanine equity as these preferred shares are redeemable upon the occurrence of an event not solely within the control of the Company.

The conversion option of the Redeemable Convertible Preferred Shares is not bifurcated because the conversion option is clearly and closely related to the host equity instrument. The contingent redemption option of the Redeemable Convertible Preferred Shares is not bifurcated because the underlying ordinary shares are not net settable since the Redeemable Convertible Preferred Shares were neither publicly traded nor readily convertible into cash.

The Company recorded the initial carrying amount of the redeemable convertible preferred shares at the fair value at the date of issuance. The Company accreted the carrying value of the preferred shares to their maximum redemption price at the end of each reporting period. The change in redemption value is recorded against retained earnings, or in the absence of retained earnings, against additional paid-in capital (“APIC”). Once APIC has been exhausted, additional charges are recorded by increasing the accumulated deficit.

Modification of the Preferred Shares

The Company assesses whether an amendment to the terms of its preferred shares is an extinguishment or a modification using the fair value approach. If the fair value of the preferred shares immediately after the amendment changes by more than 10 percent from the fair value of the preferred shares immediately before the amendment, the amendment is considered an extinguishment. An amendment that does not meet this criterion is a modification. When preferred shares are extinguished, the Company recognizes the modified or exchanged preferred shares at fair value and derecognizes the carrying amount of the old preferred shares with the difference recorded in accumulated deficit. When preferred shares are modified, the Company accounted for the modification by analogy to the modification guidance contained in ASC 718-20, Compensation — Stock Compensation, and the increase of the fair value immediately after the amendment is treated as a deemed dividend to the holders of the preferred shares. Modifications that result in a decrease in the fair value of the redeemable convertible preferred shares are not recognized.

For the modification of Series C-2 and Series D redeemable convertible preferred shares in 2023, as the fair value of the Preferred Shares immediately after the amendment did not change by more than 10% from their fair value immediately before the amendment, the Company accounts for modification that result in an increase to the fair value of the modified Preferred Shares as deemed dividends.

17. ORDINARY SHARES

The number of authorized shares is 5,000,000,000 shares with a par value of US$0.00001 per share. The authorized shares of the Company were consisted of 2,713,770,293 ordinary shares and 2,286,229,707 preferred shares as of December 31, 2024. On May 12, 2025, the Company amended its memorandum and articles of association to increase the authorized share capital to 20,000,000,000 shares, comprising 16,000,000,000 Class A ordinary shares and 800,000,000 Class B ordinary shares, with the remaining 3,200,000,000 shares to be designated by the Board of Directors, with a par value of US$0.00001 each.

On August 19, 2025, the Company completed its initial public offering (IPO) and was listed on Nasdaq: (i) the existing ordinary shares were converted into 117,373,899 Class A ordinary shares and 342,773,160 Class B ordinary shares in accordance with the exchange ratio as of December 31, 2024; (ii) all convertible redeemable preferred shares were converted into 2,286,229,707 Class A ordinary shares; (iii) the Company issued 113,050,000 Class A ordinary shares to investors, at a purchase price equal to $4.1 per share.

As of December 31, 2025, the Company had 2,859,426,766 ordinary shares issued and outstanding, comprising 2,516,653,606 Class A ordinary shares and 342,773,160 Class B ordinary shares.

YIMUTIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

18. SHARE-BASED COMPENSATION

The Company’s shareholders and Board of Directors approved of 2015 Share Incentive Plan (the “Option Plan”) in order to provide incentives and rewards to the Company’s directors, employees and consultant of the Company. Share options under the Option Plan are generally three types of vesting schedule, which are: (i) 25% of the options vest on the first anniversary of the vesting commencement date and the remaining 75% shall equally vest semi-annually over the next three years; (ii) 25% of the options vest on the first anniversary of the vesting commencement date and the remaining 75% shall equally vest quarterly over the next three years; (iii) 25% of the options vest on the first anniversary of the vesting commencement date and the remaining 75% shall equally vest monthly over the next three years. The option holders can only exercise their vested options after 90 days following the completion of IPO or a sale of all or substantially all assets or equity interests of the Company, subject to compliance of applicable requirements under laws and regulations in the PRC. The Company did not recognize any share-based compensation expense on the share options since the IPO performance condition is deemed to be not probable. As of December 31, 2025, the Company authorized 815,130,483 share options under the Option Plan.

For options granted prior to the IPO, the fair value was estimated using the Binomial Option Pricing Model. For options granted on or after the IPO date, the fair value of the underlying shares is based on the quoted market price on the grant date, and the pre-IPO valuation model assumptions are no longer applied.

The following table sets forth the share options activity for the year ended December 31, 2025:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual years	Aggregate intrinsic value
		US$
Outstanding at December 31, 2024	618,498,590	0.01	3.48	63,779
Granted	6,362,000	0.01
Forfeited	1,769,740	0.01
Outstanding at December 31, 2025	623,090,850	0.01	9.93	71,675

As of December 31, 2024 and 2025, no share options were exercisable. The weighted average grant date fair value of the share options for the years ended December 31, 2024 and 2025 were US$0.11 and US$1.28 per share, respectively. For options granted after the IPO, the fair value is based on the quoted market price on the grant date. The Company extended the expiration date of all unexercised share options to 2035, and none of these options were exercised as of the end of the reporting period.

The fair value of the options is estimated on the dates of grant using the binomial option pricing model with the following key assumptions used:

As of December 31, 2023
Risk-free rate of return (per annum)	4.75% – 5.93%
Volatility	54.5% – 54.7%
Expected dividend yield	—
Exercise multiple	2.2
Fair value of underlying ordinary share	US$0.11
Expected Term	10 years

As of December 31, 2025
Risk-free rate of return (per annum)	4.13%
Volatility	82%
Expected dividend yield	—
Exercise multiple	1.0
Fair value of underlying ordinary share	US$1.28
Expected Term	10 years

The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in USD for a term consistent with the expected term of the Company’s options in effect at the option valuation date. The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the contract life of the Company’s options. The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. Expected dividend yield is zero as the Company has never declared or paid any cash dividends on its shares, and the Company does not anticipate any dividend payments in the foreseeable future.

YIMUTIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

19. FAIR VALUE MEASUREMENT

As of December 31, 2025, the holder of the exchangeable notes waived all conversion rights associated with the instrument. As a result, the exchangeable notes no longer contain features requiring bifurcation or fair value measurement. The instrument is therefore accounted for as a financial liability at amortized cost beginning on the date of modification.

Accordingly, as of December 31, 2025, the Group no longer has exchangeable notes measured at fair value on a recurring basis, and such instruments are no longer included within the fair value hierarchy.

For the years ended December 31, 2023 and 2024, certain financial liabilities, including exchangeable notes, were measured at fair value using significant unobservable inputs and categorized within Level 3 of the fair value hierarchy.

As of December 31, 2025, no financial liabilities are measured at fair value on a recurring basis.

The following tables present the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2023 and 2024:

For the year Ended December 31, 2023	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	RMB	RMB
Financial assets at fair value through
Exchangeable Notes	—	—	20,681

For the Year Ended December 31, 2024	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	RMB	RMB
Financial assets at fair value through
Exchangeable Notes	—	—	20,990

Financial Liabilities are measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy.

The fair values of the ODI Convertible Loans and Exchangeable Notes were estimated with the following key assumptions with no change for the years ended December 31, 2024:

As of December 31, 2023
Risk-free rate of return (per annum)	6.19% – 6.24%
Expected Volatility	59.21%
Expected dividend yield	0%
Expected Term	0.69 years
Applied bond yield	14.49%
Yield for value of credit risk	13.91%
Fair value of underlying ordinary shares/preferred shares	US$0.11 – US$0.14

YIMUTIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

19. FAIR VALUE MEASUREMENT (cont.)

The estimated fair value of the ODI Convertible Loans and Exchangeable Notes estimated by management with the assistance of an independent valuation firm. The Company estimated the fair value of the ODI Convertible Loans and Exchangeable Notes based on a probability-weighted analysis and the value of the conversion option as determined by the binomial option pricing model simulating the equity value movement which provide the calculation basis of the financial liabilities fair value. The inputs used in the analysis were classified as Level 3 inputs within the fair value hierarchy due to the lack of observable market data and activity. The determination of the fair value of the Company’s preferred shares and ordinary shares requires complex and subjective judgments to be made regarding the cash flow forecasts and the weighted average cost of capital and the discount for lack of marketability applied to the projected cash flows. If different estimates and assumptions had been used, the fair values of the preferred shares and ordinary shares could be significantly different, and the fair value of the ODI Convertible Loans and Exchangeable Notes may materially differ from the recognized amount.

The risk-free rate of return was estimated based on the yield of US Treasury Strip with a maturity life equal to the remaining maturity life of the financial liabilities as of the valuation date. The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company’s financial liabilities. Expected dividend yield is zero as the Company has never declared or paid any cash dividends on its shares, and the Company does not anticipate any dividend payments in the foreseeable future. Expected term is the remaining life of the financial liabilities.

20. OTHER INCOME, NET

The components of other income are as follows:

	For the year ended December 31,
	2024	2025
	RMB	RMB	USD

Penalty waiver	-	3,079	440
Deposit forfeiture	581	1,131	162
Other income – Subsidy	158	869	124
Others	(521)	(91)	(13)
Total	218	4,988	713

Other income (expense) primarily consists of one-off items that are not expected to recur in the ordinary course of business.

21. INCOME TAX

(a) Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company’s subsidiary is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong S.A.R.

Under the current Hong Kong S.A.R. Inland Revenue Ordinance, the Company’s Hong Kong S.A.R. subsidiary is subject to Hong Kong S.A.R. profits tax at the rate of 16.5% on its taxable income generated from the operations in Hong Kong S.A.R.. Payments of dividends by the Hong Kong S.A.R. subsidiary to the Company is not subject to withholding tax in Hong Kong S.A.R.. A two-tiered profits tax rates regime was introduced in 2018 where the first HK$2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti- fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. No provision for Hong Kong profits tax has been made in the financial statements as the subsidiary in Hong Kong has no assessable profits for the year ended December 31, 2023, 2024 and 2025.

PRC, excluding Hong Kong S.A.R.

The Group’s PRC subsidiaries, VIEs and the VIEs’ subsidiaries are subject to the PRC Corporate Income Tax Law (“CIT Law”) at the statutory income tax rate of 25%, unless otherwise specified. According to the CIT Law, entities that qualify as “high-and-new technology enterprises” (“HNTE”) are entitled to a preferential income tax rate of 15%, and entities that qualify as “small enterprises with low profits’ are entitled to a preferential income tax rate of 20%.

YIMUTIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

21. INCOME TAX (cont.)

Beijing Yimutian and Yimutian Xinnong were qualified as a High and New Technology Enterprise (“HNTE”), since 2018 and is eligible for a 15% preferential tax rate from 2018 to 2020. In December 2021, Beijing Yimutian, and Yimutian Xinnong renewed the certificate with a validity term of three years from 2023 to 2024. From year 2023 to year 2024, Beijing Douniu became eligible as HNTE enabling it to enjoy a preferential tax rate of 15%. All of them renewed the certificate with a validity term of three years from 2024 to 2026.

The components of loss before income taxes are as follows:

	For the year ended December 31,
	2024	2025
	RMB	RMB	USD

PRC, excluding Hong Kong S.A.R	(34,899)	(23,372)	(3,342)
Hong Kong S.A.R	(40)	(4)	(1)
Cayman Islands	(40)	(24,001)	(3,432)
Total	(34,979)	(47,377)	(6,775)

Reconciliation of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the year ended December 31, 2023, 2024 and 2025 are as follows:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
	%	%	%
PRC Statutory income tax rate	25.0	25.0	25.0
(Decrease) increase in effective income tax rate resulting from:
Tax rate differential for non-PRC entities	(3.1)	(8.5)	(3.1)
Preferential tax rate	(8.4)	(8.4)	(8.4)
Changes in tax rate	0.5	—	0.5
Research and development expenses additional deduction	9.6	8.9	8.6
Other non-deductible expenses	(12.4)	(0.2)	(10.0)
Change in valuation allowance	(11.2)	(16.8)	(12.6)
Effective income tax rate	—	—	—

The effective tax rate is not meaningful due to the Company's net loss position and full valuation allowance recorded against deferred tax assets.

(b) Deferred tax assets and deferred tax liabilities

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	USD

Deferred income tax assets:
Net operating loss carry forwards	226,344	222,129	182,723	26,129
Others	4,103	—	—	—
Provision for credit losses	340	113	82	12
Lease liabilities	3,010	2,251	671	96
Others	43	—	—	—
Deferred income tax assets	233,840	224,493	183,476	26,237
Less: valuation allowance	(230,830)	(222,243)	(182,723)	(26,129)
Deferred income tax assets, net	3,010	2,250	753	108
Deferred income tax liabilities:	(3,010)	(2,250)	(753)	(108)
Operating lease right of use assets	(3,010)	(2,250)	(753)	(108)
Total deferred income tax liabilities	—	—	—	—

The Company recorded no income tax expense for the years ended December 31, 2023, 2024 and 2025, as a full valuation allowance was recognized against its deferred tax assets

A full valuation allowance is recorded due to cumulative losses and lack of sufficient positive evidence that deferred tax assets will be realized.

Deferred tax assets and liabilities are presented on a net basis by tax jurisdiction in accordance with ASC 740.

YIMUTIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

21. INCOME TAX (cont.)

As the Group has incurred cumulative losses, a full valuation allowance has been recorded against deferred tax assets, resulting in no income tax expense for the year.

As of December 31, 2025, the Group had net operating loss carry forwards of RMB730,893, primarily attributable to the PRC subsidiaries, consolidated VIEs and the VIEs’ subsidiaries. For HNTEs, the loss carried forward will expire during the period from year 2025 to year 2034. For the other PRC companies, the loss carried forward will expire during the period from year 2025 to year 2029.

	As of December 31,
	RMB	USD
2026	70,925	10,142
2027	56,806	8,123
2028	57,409	8,209
2029	120,575	17,242
Thereafter	425,178	60,800
Total	730,893	104,516

22. SEGMENT INFORMATION

The Company operates as a single reportable segment. The chief operating decision maker (“CODM”), identified as the Chief Executive Officer, reviews the Company’s consolidated financial results for purposes of evaluating financial performance and allocating resources.

The CODM assesses performance and makes resource allocation decisions based on consolidated financial information and does not regularly review discrete financial information by product, service line, or geography.

In accordance with ASC 280, as amended by ASU 2023-07, the Company evaluated whether there are significant segment expense categories that are regularly provided to the CODM. As the CODM does not regularly review disaggregated expense information in managing the business, the Company has not identified any significant segment expenses that require separate disclosure.

23. NET LOSS PER SHARE

The following table sets forth the basic and diluted net loss per share computation and provides a reconciliation of the numerator and denominator for the years presented:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	USD

Numerator:
Net loss attributable to ordinary shareholders	(181,132)	(123,177)	(46,644)	(6,670)
Denominator:
Weighted average number of ordinary shares outstanding for basic and diluted net loss per share calculation	(0.45)	(0.27)	(0.03)	—
Net loss per ordinary share:
– Basic and diluted	400,206,197	460,147,059	1,340,668,787	1,340,668,787

24. RELATED PARTY TRANSACTIONS

The Group had the following balances with related parties:

	As of December 31,
	2024	2025
	RMB	RMB	USD

Amounts due from related parties	3,436	3,357	480
Amounts due to related parties	13,079	3,511	502

YIMUTIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

24. RELATED PARTY TRANSACTIONS (cont.)

Amounts due from related parties represent interest-free loans provided to a preferred shareholder and certain entities controlled by a preferred shareholder. These loans are unsecured and contractually repayable on demand.

In June 2021, the Company provided an interest-free loan of US$0.5 million (equivalent to RMB3,084) to a preferred shareholder. As of December 31, 2024 and 2025, the outstanding balance was RMB3,436 and RMB3,357, respectively.

The Group has assessed the recoverability of these balances, taking into account the financial position of the counterparties, their relationship with the Group, and the absence of historical defaults. Based on this assessment, management believes the balances are fully recoverable and no allowance for expected credit losses has been recorded.

Amounts due to related parties primarily include:

(i) Payables related to cash collected on behalf of the Company’s equity investee, amounting to RMB9,485 as of December 31, 2024 and nil as of December 31, 2025. During the year ended December 31, 2025, the Group settled these balances, including repayment of principal amounts. The Group acts as an agent in these arrangements and does not recognize such amounts as revenue.

In addition, the related party waived certain outstanding charges associated with these balances. Management considered whether the waiver represents a capital contribution from a related party. Based on the nature of the underlying transactions and the absence of any equity-related arrangements, management concluded that the waiver represents a settlement of transaction-related obligations rather than a capital contribution, and therefore recognition in profit or loss is appropriate.

(ii) Payables related to the repurchase of the Company’s preferred shares, amounting to RMB3,594 and RMB3,511 as of December 31, 2024 and 2025, respectively. These balances represent contractual obligations under share repurchase arrangements and are classified as liabilities as the Group has an obligation to transfer cash and the arrangements do not meet the criteria for equity classification under US GAAP. The balances are unsecured and are repayable in accordance with the relevant contractual terms.

General terms

All related party balances are unsecured, non-interest bearing, and are settled in cash unless otherwise agreed by the parties.

Management applies judgment in assessing the classification, measurement, and recoverability of related party balances, including determining whether such balances represent loans, capital transactions, or other arrangements.

Although certain balances are contractually repayable on demand, the timing of settlement may depend on the Group’s liquidity position and the intentions of the related parties.

The Group presents related party balances on a gross basis and does not offset such balances unless the criteria for offsetting under US GAAP are met.

25. REVENUE INFORMATION

The Group’s revenues consist of the following:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	USD

Digital Agricultural Commerce Services:
Membership services	99,924	95,589	84,821	12,129
Value-added services	65,850	52,712	47,755	6,829
Transaction services	5,147	4,305	2,756	394
Total Digital Agricultural Commerce Services	170,921	152,606	135,332	19,352
Other Digital Agricultural Solutions	16,602	8,715	5,323	761
Total revenues	187,523	161,321	140,655	20,113

YIMUTIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

25. REVENUE INFORMATION (cont.)

Timing of recognition

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	USD

Revenue from services transferred to customers at a point in time	51,917	41,996	41,836	6,013
Revenue from services transferred to customers over time	135,606	119,325	98,819	14,100
Total revenues	187,523	161,321	140,655	20,113

The Group generates revenue primarily from membership services and value-added services, which are generally recognized over time, and transaction services, which are primarily recognized at a point in time. Further details are provided in Note 2 – Revenue Recognition.

Membership services and a significant portion of value-added services are recognized over time, while transaction services are primarily recognized at a point in time.

Certain of the Group’s revenues include variable consideration, primarily relating to transaction-based service fees and potential refunds or service adjustments.

The Group estimates variable consideration based on historical experience and expected outcomes and includes such amounts in revenue only to the extent that it is probable that a significant reversal will not occur when the uncertainty is resolved. Adjustments to variable consideration, including refunds and reversals, are recognized in the period in which the underlying facts and circumstances change.

Under the requirements of ASC 606-10-50-8, the changes in contract liabilities are presented as follows:

	RMB	USD

As of January 1, 2023	88,906	12,713
Addition	169,811	24,283
Recognized as revenue	(135,606)	(19,391)
Recognized tax amount allocated	(7,626)	(1,091)
Refund	(3,162)	(452)
As of December 31, 2023	112,323	16,062
Addition	115,511	16,518
Recognized as revenue	(119,325)	(17,063)
Recognized tax amount allocated	(7,385)	(1,056)
Refund	(798)	(115)
As of December 31, 2024	100,326	14,346
Addition	93,842	13,419
Recognized as revenue	(98,818)	(14,130)
Recognized tax amount allocated	(5,929)	(848)
Refund	(599)	(85)
As of December 31, 2025	88,822	12,702

Of the total revenue recognized during the year ended December 31, 2025, RMB94,306 was included in the contract liabilities balance as of January 1, 2025.

The changes in contract liabilities were primarily driven by customer prepayments for services and subsequent revenue recognition as the related services were delivered.

Contract liabilities are classified as current or non-current based on the expected timing of revenue recognition, which corresponds to the remaining service period of the underlying contracts.

For the year ended December 31, 2023, 2024 and 2025, all of the Group’s revenues were generated in the PRC.

YIMUTIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

26. COMMITMENTS AND CONTINGENCIES

The Company is subject to a number of legal proceedings that generally arise in the ordinary course of its business. The Company is a defendant in a contractual dispute in which the plaintiff seeks approximately RMB 2.66 million in alleged losses, plus interest. The case is currently pending trial, with the next hearing scheduled for May 13, 2026. The Company is actively defending the claim and intends to contest liability. Based on currently available information, management does not believe a material loss is probable, and no accrual has been recorded. However, the final outcome remains uncertain.

27. SUBSEQUENT EVENTS

On November 6, 2025, the Company received a written notice from Nasdaq indicating that the Company no longer meet the continued listing requirement of minimum Market Value of Publicly Held Shares (“MVPHS”) for Nasdaq, because our MVPHS for the last 30 consecutive business days was below the minimum MVPHS requirement of US$15 million. The Company were granted a grace period of 180 calendar days, expiring on May 5, 2026, in which to regain compliance. To regain compliance, our MVPHS must close at US$15 million or more for a minimum of ten consecutive business days during the compliance period, unless Nasdaq exercises its discretion to extend this ten-day period.

On March 24, 2026, the Company entered into a binding acquisition agreement with Ningbo Xunxi Technology Co., Ltd. (“Xunxi”). Pursuant to the agreement, the Company conditionally agreed to acquire 100% equity interest of Xunxi for a total consideration of RMB50 million (comprising RMB40 million in cash and RMB10 million in stock options). This acquisition aims to integrate Xunxi’s enterprise procurement platform to expand the Company’s “B2B2C” business ecosystem. As of the approval date of this report, the closing remains subject to the satisfaction of customary conditions.

On April 2, 2026, the Company received another written notice from Nasdaq indicating the Company are not in compliance with the US$1.00 minimum bid price requirement under the Nasdaq Listing Rules. Based on the closing bid price of the our ADSs from February 18, 2026 to April 1, 2026, we have not met the minimum bid price requirement set forth in the Nasdaq Listing Rules during that period. The Company were granted a grace period of 180 calendar days, expiring on September 29, 2026, in which to regain compliance. To regain compliance, the closing bid price of our ADSs must meet or exceed US$1.00 per ADS for at least ten consecutive business days during the compliance period, unless Nasdaq exercises its discretion to extend this ten-day period.

On April 29, 2026, the Company announced a change in the ratio of its American Depositary Shares (ADSs) to Class A ordinary shares from 1 ADS representing 25 shares to 1 ADS representing 375 shares, effective as a 15-for-1 reverse split on or around May 18, 2026 (U.S. Eastern Time). The ADSs will continue to trade on Nasdaq under the ticker symbol “YMT”.

28. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

The following condensed parent company financial information of Yimutian Inc. has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements. As of December 31, 2024 and 2025, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of Yimutian Inc., except for those which have been separately disclosed in the consolidated financial statements.

The Company’s share of loss from its subsidiaries was reported as a share of loss of subsidiaries in the accompanying parent company only financial statements. Ordinarily, under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of the parent only financial information, the Company has continued to reflect its share, based on its proportionate interest, of the losses of its subsidiaries regardless of the carrying value of the investment in the amounts due to related parties even though the Company is not obligated to provide continuing support or fund losses.

YIMUTIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

28. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (cont.)

(a) Condensed Balance Sheets

	As of December 31,
	2024	2025
	RMB	RMB	USD

ASSETS
Current assets
Cash	129	106,297	15,200
Amounts due from related parties	3,436	3,357	480
Due from shareholders	-	256,794	36,721
Intercompany receivable from WFOE	31,014	30,300	4,333
Prepayments and other current assets	10,960	6,827	976
Total current assets	45,539	403,575	57,710
Total assets	45,539	403,575	57,710

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Convertible notes payable	—	18,449	2,638
Financial liabilities	20,990	24,949	3,567
Shareholder loans, at amortized cost	1,078	1,053	151
Amounts due to related parties	3,594	3,511	502
Intercompany payable to VIE	5,394	5,394	771
Accrued expenses and other current liabilities	15,531	24,390	3,488
Total current liabilities	46,587	77,746	11,117
Investments in subsidiaries	433,592	488,047	69,788
Total non-current liabilities	433,592	488,047	69,788
Total liabilities	480,179	565,793	80,905
Commitments and Contingencies
Mezzanine equity*:
Series A Redeemable Convertible Preferred Shares (US$0.00001 par value: 387,781,378 shares authorized as at December 31, 2024 and December 31, 2025, Redemption value of RMB56,098 and nil as of December 31, 2024 and 2025, respectively)	56,098	—	—
Series B Redeemable Convertible Preferred Shares (US$0.00001 par value: 703,901,412 shares authorized as at December 31, 2024 and December 31, 2025, Redemption value of RMB787,739 and nil as of December 31, 2024 and 2025, respectively)	787,739	—	—
Series C Redeemable Convertible Preferred Shares (US$0.00001 par value: 517,022,352 shares authorized as at December 31, 2024 and December 31, 2025, Redemption value of RMB181,992 and nil as of December 31, 2024 and 2025, respectively)	181,992	—	—
Series C-1 Redeemable Convertible Preferred Shares (US$0.00001 par value: 357,323,044 shares authorized as at December 31, 2024 and December 31, 2025, Redemption value of RMB153,660 and nil as of December 31, 2024 and 2025, respectively)	153,660	—	—
Series C-2 Redeemable Convertible Preferred Shares (US$0.00001 par value: 220,757,061 shares authorized as at December 31, 2024 and December 31, 2025, Redemption value of RMB189,973 and nil as of December 31, 2024 and 2025, respectively)	189,873	—	—
Series D Redeemable Convertible Preferred Shares (US$0.00001 par value: 95,320,147 shares authorized as at December 31, 2024 and December 31, 2025, Redemption value of RMB136,115 and nil as of December 31, 2024 and 2025, respectively)	136,115	—	—
Subscription receivable from Series B Redeemable Convertible Preferred Shares	(134,455)	—	—
Subscription receivable from Series C Redeemable Convertible Preferred Shares	(29,026)	—	—
Subscription receivable from Series C-1 Redeemable Convertible Preferred Shares	(38,955)	—	—
Total mezzanine equity	1,303,041	—	—

YIMUTIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

28. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (cont.)

	As of December 31,
	2024	2025
	RMB	RMB	USD

SHAREHOLDERS’ DEFICIT
Class A ordinary shares (US$0.00001 par value, 16,000,000,000 shares authorized, 460,147,059 and 2,516,653,606 shares issued and outstanding as of December 31, 2024 and 2025, respectively)*	31	177	26
Class B ordinary shares (US$0.00001 par value, 800,000,000 shares authorized, nil and 2,516,653,606 shares issued and outstanding as of December 31, 2024 and 2025, respectively)*	—	24	3
Additional paid – in capital	47,006	1,668,465	238,588
Accumulated other comprehensive loss	(99,395)	(97,912)	(14,001)
Accumulated deficit	(1,715,536)	(1,762,180)	(251,988)
Total shareholders’ deficit attributable to ordinary shareholders of Yimutian Inc.	(1,767,894)	(191,426)	(27,372)
Non-controlling interests	30,213	29,208	4,177
Total shareholders’ deficit	(1,737,681)	(162,218)	(23,195)
Total liabilities and shareholders’ deficit	45,539	403,575	57,710

(b) Condensed Statements of Comprehensive Loss

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	USD

Total operating expenses	(9,753)	(40)	(28,519)	(4,078)
Share of losses from subsidiaries and VIEs	(90,140)	(34,860)	(18,125)	(2,592)
Changes in fair value of financial liabilities	(3,728)	—	—	—
Loss from derecognition of financial liabilities	(1,989)	—	—	—
Loss before income tax	(105,610)	(34,900)	(46,644)	(6,670)
Income tax expense	—	—	—	—
Net loss attributable to Yimutian Inc.	(105,610)	(34,900)	(46,644)	(6,670)
Other comprehensive (loss) income	(21,566)	(432)	1,483	212
Total comprehensive loss	(127,176)	(35,332)	(45,161)	(6,458)

(c)  Condensed Statements of Cash Flows

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	USD

Net cash used in operating activities	(4,916)	(31,354)	(29,924)	(4,279)
Net cash (used in) provided by investing activities	(7,083)	149	—	—
Net cash provided by financing activities	12,508	30,995	134,555	19,241
Effect of foreign currency exchange rate changes on cash	(202)	(157)	1,537	220
Net increase (decrease) in cash	307	(367)	106,168	15,182
Cash at the beginning of the year	189	496	129	18
Cash at the end of the year	496	129	106,297	15,200