Form 20-F/A
period 2025-12-31
Yimutian Inc.
filed 2026-05-18
CIK 1991605

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment No. 1”) to the annual report on Form 20-F of Yimutian Inc. amends its annual report on Form 20-F for the year ended December 31, 2025 filed on May 15, 2026 (the “2025 Form 20-F”). Yimutian Inc. is filing this Amendment No. 1 solely to furnish Exhibit 101 in accordance with Rule 405 of Regulation S-T, which was not included in the 2025 Form 20-F in accordance with Rule 405 (a)(2)(ii) of Regulation S-T. Exhibit 101 includes information in eXtensible Business Reporting Language.

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, revise, update, amend or restate the information presented in, or any exhibits to, the 2025 Form 20-F or reflect any events that have occurred after the 2025 Form 20-F was originally filed.

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

Part III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Yimutian Inc. and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description
1.1	Thirteenth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-287877), as amended, initially filed with the Securities and Exchange Commission on June 9, 2025)
2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)
2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-287877), as amended, initially filed with the Securities and Exchange Commission on June 9, 2025)
2.3	Form of Deposit Agreement, among the Registrant, the depositary, and the holders and beneficial owners of American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-287877), as amended, initially filed with the Securities and Exchange Commission on June 9, 2025)
2.4	Seventh Amended and Restated Shareholders’ Agreement by and among the Registrant and certain other parties as listed therein dated May 8, 2021 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-287877), as amended, initially filed with the Securities and Exchange Commission on June 9, 2025)
2.5†	Description of Securities
2.6	Form of Senior Unsecured Convertible Promissory Note (incorporated herein by reference to Exhibit 10.2 to the Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on December 9, 2025)
4.1	2015 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-287877), as amended, initially filed with the Securities and Exchange Commission on June 9, 2025)
4.2	2025 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-287877), as amended, initially filed with the Securities and Exchange Commission on June 9, 2025)
4.3	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-287877), as amended, initially filed with the Securities and Exchange Commission on June 9, 2025)
4.4	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-287877), as amended, initially filed with the Securities and Exchange Commission on June 9, 2025)
4.5	English translation of the Exclusive Business Cooperation Agreement between Beijing Yimutian Network Technology Co., Ltd. and Beijing Yimutian Xinnong Network Co., Ltd. (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-287877), as amended, initially filed with the Securities and Exchange Commission on June 9, 2025)
4.6	English translation of the Exclusive Option Agreement among Beijing Yimutian Network Technology Co., Ltd., Beijing Yimutian Xinnong Network Co., Ltd. and shareholders of Beijing Yimutian Xinnong Network Co., Ltd. dated October 18, 2023 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-287877), as amended, initially filed with the Securities and Exchange Commission on June 9, 2025)

Exhibit Number	Description
4.7	English translation of the Equity Pledge Agreement among Beijing Yimutian Network Technology Co., Ltd., Beijing Yimutian Xinnong Network Co., Ltd. and shareholders of Beijing Yimutian Xinnong Network Co., Ltd. dated October 18, 2023 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-287877), as amended, initially filed with the Securities and Exchange Commission on June 9, 2025)
4.8	Form of English translation of Powers of Attorney among Beijing Yimutian Network Technology Co., Ltd., Beijing Yimutian Xinnong Network Co., Ltd. and shareholders of Beijing Yimutian Xinnong Network Co., Ltd. dated October 18, 2023 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-287877), as amended, initially filed with the Securities and Exchange Commission on June 9, 2025)
4.9	Form of English translation of Letter of Confirmation and Undertakings executed by shareholders of Beijing Yimutian Xinnong Network Co., Ltd. dated October 18, 2023 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-287877), as amended, initially filed with the Securities and Exchange Commission on June 9, 2025)
4.10	Form of English translation of Spousal Consent Letters executed by the spouses of applicable individual shareholders of Beijing Yimutian Xinnong Network Co., Ltd. dated October 18, 2023 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-287877), as amended, initially filed with the Securities and Exchange Commission on June 9, 2025)
4.11	English translation of the Exclusive Business Cooperation Agreement between Beijing Yimutian Network Technology Co., Ltd. and Beijing Douniu Network Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-287877), as amended, initially filed with the Securities and Exchange Commission on June 9, 2025)
4.12	English translation of the Exclusive Option Agreement among Beijing Yimutian Network Technology Co., Ltd., Beijing Douniu Network Technology Co., Ltd. and shareholders of Beijing Douniu Network Technology Co., Ltd. dated October 18, 2023 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-287877), as amended, initially filed with the Securities and Exchange Commission on June 9, 2025)
4.13	English translation of the Equity Pledge Agreement among Beijing Yimutian Network Technology Co., Ltd., Beijing Douniu Network Technology Co., Ltd. and shareholders of Beijing Douniu Network Technology Co., Ltd. dated October 18, 2023 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-287877), as amended, initially filed with the Securities and Exchange Commission on June 9, 2025)
4.14	Form of English translation of Powers of Attorney among Beijing Yimutian Network Technology Co., Ltd., Beijing Douniu Network Technology Co., Ltd. and shareholders of Beijing Douniu Network Technology Co., Ltd. dated October 18, 2023 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-287877), as amended, initially filed with the Securities and Exchange Commission on June 9, 2025)
4.15	Form of English translation of Letter of Confirmation and Undertakings executed by shareholders of Beijing Douniu Network Technology Co., Ltd. dated October 18, 2023 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-287877), as amended, initially filed with the Securities and Exchange Commission on June 9, 2025)
4.16	Form of English translation of Spousal Consent Letters executed by the spouses of individual shareholders of Beijing Douniu Network Technology Co., Ltd. dated October 18, 2023 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-287877), as amended, initially filed with the Securities and Exchange Commission on June 9, 2025)
4.17	English translation of Investment Agreement between Dezhou Decai Industrial Innovation Equity Investment Fund (Limited Partnership) and Beijing Yimutian Network Technology Co., Ltd. dated September 5, 2022 (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-287877), as amended, initially filed with the Securities and Exchange Commission on June 9, 2025)
4.18	English translation of Supplemental Agreement between Dezhou Decai Industrial Innovation Equity Investment Fund (Limited Partnership) and Beijing Yimutian Network Technology Co., Ltd. dated September 8, 2023 (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-287877), as amended, initially filed with the Securities and Exchange Commission on June 9, 2025)
4.19	Form of Securities Purchase Agreement dated as of December 8, 2025 (incorporated herein by reference to Exhibit 10.1 to the current report on Form 6-K, as amended, filed with the Securities and Exchange Commission on December 9, 2025)
4.20	Form of Registration Rights Agreement dated as of December 8, 2025 (incorporated herein by reference to Exhibit 10.3 to the current report on Form 6-K, as amended, filed with the Securities and Exchange Commission on December 9, 2025)
8.1†	List of Principal Subsidiaries and VIEs of the Registrant

Exhibit Number	Description
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-287877), as amended, initially filed with the Securities and Exchange Commission on June 9, 2025)
11.2†	Statement of Policies Governing Material Non-Public Information and The Prevention of Insider Trading of the Registrant
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1†	Consent of Maples and Calder (Hong Kong) LLP
15.2†	Consent of Global Law Office
15.3†	Consent of Assentsure PAC
15.4	Letter from KPMG Huazhen LLP to the Securities and Exchange Commission (incorporated herein by reference to Exhibit 16.1 to the registration statement on Form F-1 (File No. 333-287877), as amended, initially filed with the Securities and Exchange Commission on June 9, 2025)
97.1†	Clawback Policy of the Registrant
101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Exhibit 101 Inline XBRL document set)

*	Filed herewith.

**	Furnished herewith.

†	Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Yimutian Inc.

By:	/s/ Jinhong Deng
Name:	Jinhong Deng
Title:	Chairman of the Board and Chief
Executive Officer

Date: May 18, 2026

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